As submitted confidentially to the Securities and Exchange Commission on December 5, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11
FOR REGISTRATION UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

UNITED DEVELOPMENT FUNDING INCOME FUND V

(Exact name of registrant as specified in governing instruments)

The United Development Funding Building
1301 Municipal Way, Suite 100
Grapevine, Texas 76051
(817) 835-0650
(800) 859-9338

(Address, Including Zip Code and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Hollis M. Greenlaw, Esq.
Chairman and Chief Executive Officer
The United Development Funding Building
1301 Municipal Way, Suite 100
Grapevine, Texas 76051
(817) 835-0650, (800) 859-9338

(Name, Address, Including Zip Code and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Lauren Burnham Prevost, Esq. Seth K. Weiner, Esq. Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road, N.E. Atlanta, Georgia 30326-1044 (404) 233-7000	Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, NY 10036 (212) 969-3000	Michael J. Choate Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, IL 60602

Approximate date of commencement of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares of Beneficial Interest, $0.01 par value per share	37,500,000 Shares	$20.00	$750,000,000	$96,600.00
Common Shares of Beneficial Interest, $0.01 par value per share(1)	13,157,895 Shares	$19.00	$250,000,000	$32,200.00

(1)	Represents shares issuable pursuant to our distribution reinvestment plan.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2013

UNITED DEVELOPMENT FUNDING INCOME FUND V

Up to 50,657,895 common shares of beneficial interest offered to the public
100,000 common shares of beneficial interest minimum

United Development Funding Income Fund V is a newly organized Maryland real estate investment trust. We were formed primarily to generate current interest income by investing in secured loans and producing profits from investments in residential real estate. We sometimes refer to United Development Funding Income Fund V as UDF V in this prospectus.

We are offering and selling to the public a maximum of 37,500,000 common shares of beneficial interest and a minimum of 100,000 common shares of beneficial interest for $20 per share. We are also offering up to 13,157,895 common shares of beneficial interest to be issued pursuant to our distribution reinvestment plan for $19 per share, which is 95% of the primary offering price. We reserve the right to reallocate the common shares of beneficial interest we are offering between the primary offering and our distribution reinvestment plan. The net proceeds of our offering will be invested in secured loans and other real estate assets. You must purchase at least 50 shares for $1,000 if you are purchasing through an individual retirement account (IRA) or other qualified account. If you are not purchasing through a qualified account, you must purchase at least 125 shares for $2,500.

The Offering:

	Price to Public	Selling Commissions	Dealer Manager Fees	Proceeds to United Development Funding Income Fund V
Primary Offering
Per Share	$20.00	$1.40	$0.60	$18.00
Total Minimum(1)	$2,000,000	$140,000	$60,000	$1,800,000
Total Maximum(1)	$750,000,000	$52,500,000	$22,500,000	$675,000,000
Distribution Reinvestment Plan
Per Share	$19.00	$—	$—	$19.00
Total Minimum	$—	$—	$—	$—
Total Maximum	$250,000,000	$—	$—	$250,000,000

(1)	The selling commissions and dealer manager fee may be reduced for volume discounts and other circumstances or waived as further described in the “Plan of Distribution” section of this prospectus; however, for purposes of this table we have not assumed any such discounts or waivers.

The shares will be offered to investors on a reasonable best efforts basis, which means the dealer manager will use its reasonable best efforts to sell the shares offered hereby but is not required to sell any specific number or dollar amount of shares and does not have a firm commitment or obligation to purchase any of the offered shares. No selling commissions or dealer manager fees will be paid with respect to shares sold pursuant to our distribution reinvestment plan. We expect that at least 85.44% of the gross offering proceeds raised will be available for our use in secured loans and other real estate assets or to fund distributions if our cash flow from operations is insufficient. This offering will terminate on or before            , 2016 unless extended by our board of trustees for an additional year or as otherwise permitted under applicable law or extended with respect to the shares offered under the distribution reinvestment plan.

Investing in our shares involves a high degree of risk. You should purchase our shares only if you can afford a complete loss of your investment. See the “Risk Factors” section beginning on page 31 of this prospectus. The most significant risks relating to your investment include the following:

•	No public market currently exists for our common shares of beneficial interest and we do not currently intend to list our shares on a national securities exchange. Our shares cannot be readily sold and, if you are able to sell your shares, you would likely have to sell them at a substantial discount.
•	We have no operating history nor established financing sources. We are a “blind pool” because we do not currently own any secured loans or real estate investments and we have not identified any secured loans or real estate investments to originate or acquire, as the case may be, with proceeds from this offering. You will not have the opportunity to evaluate our loans or investments prior to their origination or purchase. You must rely totally upon the abilities of our advisor and our sub-advisor to select our investments.
•	If we raise substantially less than the maximum offering, we may not be able to invest in a diverse portfolio of secured loans and real estate investments and the value of your investment may fluctuate more widely with the performance of specific investments.
•	Our board of trustees may change the methods of implementing our investment policies without shareholder approval, which could alter the nature of your investment.
•	We are obligated to pay substantial fees to our advisor, our sub-advisor and their affiliates, some of which are payable based upon factors other than the quality of services provided to us and regardless of our profitability. Our advisor, our sub-advisor and their affiliates will face conflicts of interest such as competing demands upon their time, their involvement with other entities and the allocation of opportunities among their respective affiliated entities and us. Our agreements with our advisor, our sub-advisor and their affiliates will not be determined by arm’s-length negotiations.
•	We may incur substantial debt, which could hinder our ability to pay distributions to our shareholders or could decrease the value of your investment in the event that income from, or the value of, the property securing such debt falls.
•	We may not qualify as a real estate investment trust (REIT) in a given taxable year. If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, and we may be disqualified from being taxed as a REIT for the four taxable years following the year during which qualification was lost, unless entitled to relief under certain statutory provisions.
•	In the event we do not have enough cash to make distributions, we may borrow, use proceeds from this offering, issue additional securities or sell assets in order to fund distributions. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would (1) cause us to be unable to pay our debts as they become due in the usual course of business or (2) cause our total assets to be less than the sum of our total liabilities plus, unless our declaration of trust provides otherwise, senior liquidation preferences, if any.

Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. No one is authorized to make any statement about this offering different from those that appear in this prospectus. The use of projections or forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence that may flow from an investment in this offering is not permitted.

The shares are being offered by Realty Capital Securities, LLC, the exclusive dealer manager for this offering, and select members of the Financial Industry Regulatory Authority (FINRA) on a reasonable best efforts basis. The dealer manager and soliciting dealers are not required to sell or purchase any specific number or dollar amount of shares but will use their reasonable best efforts to sell the shares offered hereby. Your subscription payments will be placed in an account held by the escrow agent, LegacyTexas Bank, and will be held in trust for your benefit, pending release to us. If we do not sell at least 100,000 shares by            , 2014, which is one year from the date of this prospectus, we will stop selling shares and your funds in the escrow account (including interest if your funds have been held at least 35 days) will be returned to you within ten days after termination of the offering.

The date of this prospectus is            , 2014

i

SUITABILITY STANDARDS

General

An investment in UDF V involves significant risk. An investment in our shares is only suitable for persons who have adequate financial means, desire a long-term investment and who will not need immediate liquidity from their investment. Persons who meet this standard and seek to diversify their personal portfolios with a real estate-based investment, seek to receive current interest income and who are able to hold their investment for an indefinite period of time are most likely to benefit from an investment in us. On the other hand, because we cannot guarantee you current income, we caution persons who require guaranteed income or immediate liquidity not to consider an investment in us as meeting these needs.

In consideration of these factors, we have established suitability standards for initial shareholders and subsequent purchasers of shares from our investors. These suitability standards require that both initial purchasers of shares and subsequent purchasers of shares from our investors have, excluding the value of a purchaser’s home, furnishings and automobiles, (a) a gross annual income of at least $70,000 and a net worth of at least $70,000, or (b) a net worth of at least $250,000. To the extent that you qualify as an “institutional investor” for the purposes of a state exemption from registration in your state of residence, these investor suitability standards do not apply to you.

You must purchase at least 50 shares for $1,000 if you are purchasing through an IRA or other qualified account. If you are not purchasing through a qualified account, you must purchase at least 125 shares for $2,500. You may not transfer shares in an amount less than the minimum purchase requirement. In addition, you may not transfer, fractionalize or subdivide your shares so as to retain less than the number of shares required for the minimum purchase. In order to satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs. You should note that an investment in our shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code of 1986, as amended (Internal Revenue Code). Any retirement plan trustee or individual considering purchasing shares for a retirement plan or an IRA should read carefully the section of this prospectus captioned “Investment by Tax-Exempt Entities and ERISA Considerations.”

After you have purchased the minimum investment, there will be no minimum investment amount for additional purchases.

Because the minimum offering of our shares is less than $75 million, Pennsylvania investors are cautioned to carefully evaluate our ability to fully accomplish our stated objectives and to inquire as to the current dollar volume of our subscription proceeds.

In the case of sales to fiduciary accounts, the suitability standards must be met by one of the following: (1) the fiduciary account; (2) the person who directly or indirectly supplied the funds for the purchase of the shares; or (3) the beneficiary of the account. These suitability standards are intended to help ensure that an investment in our shares is an appropriate investment, given the long-term nature of an investment in our shares, our investment objectives and the relative illiquidity of our shares.

Our sponsor, the dealer manager, soliciting dealers and registered investment advisers or others recommending the purchase of shares in this offering are required to:

•	make every reasonable effort to determine that the purchase of shares is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor’s age, investment objectives, investment experience, income, net worth, financial situation and other investments held by such investor; and
•	maintain records for at least six years of the information used to determine that an investment in our shares is suitable and appropriate for each investor.

In making this determination, our sponsor, the dealer manager, your soliciting dealer or registered investment adviser or others recommending the purchase of shares in this offering will, based on a review of the information provided by you, consider whether you:

•	meet the minimum income and net worth standards established by us;
•	can reasonably benefit from an investment in our shares based on your overall investment objectives and portfolio structure;
•	are able to bear the economic risk of the investment based on your overall financial situation; and
•	have an apparent understanding of:
•	the fundamental risks of an investment in our shares;
•	the risk that you may lose your entire investment;
•	the lack of liquidity of our shares;
•	the restrictions on transferability of our shares; and
•	the tax consequences of an investment in our shares.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the USA PATRIOT Act) and related acts, the shares offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “Unacceptable Investor,” which means anyone who is acting, directly or indirectly:

•	in contravention of any U.S. or international laws and regulations, including without limitation any anti-money laundering or anti-terrorist financing sanction, regulation, or law promulgated by the Office of Foreign Assets Control of the United States Department of the Treasury (OFAC) or any other U.S. governmental entity (such sanctions, regulations and laws, together with any supplement or amendment thereto, are referred to herein as the U.S. Sanctions Laws), such that the offer, sale or delivery, directly or indirectly, would contravene such U.S. Sanctions Laws; or
•	on behalf of terrorists or terrorist organizations, including those persons or entities that are included on the List of Specially Designated Nationals and Blocked Persons maintained by OFAC, as such list may be amended from time to time, or any other lists of similar import as to any non-U.S. country, individual, or entity.

IMPORTANT NOTE ABOUT THIS PROSPECTUS

As used in this prospectus, the term “co-sponsors” refers to UDF Holdings, L.P. (UDFH) and AR Capital, LLC (AR Capital), collectively; the term “advisor” refers to American Realty Capital Residential Advisors, LLC, an affiliate of AR Capital and the term “sub-advisor” refers to UDFH General Services, L.P., a wholly-owned subsidiary of UDFH. Collectively, we refer to our advisor and our sub-advisor as our “advisor entities.” As used in this prospectus, the term “our operating partnership” refers to UDF V OP, L.P., of which we are the sole general partner. The words “we,” “us” or “our” refer to UDF V and our operating partnership, taken together, unless the context requires otherwise.

PROSPECTUS SUMMARY

This prospectus summary highlights selected information contained elsewhere in this prospectus. See also the “Questions and Answers About this Offering” section immediately following this summary. This section and the “Questions and Answers About this Offering” section do not contain all of the information that is important to your decision whether to invest in our common shares of beneficial interest. To understand this offering fully, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements.

United Development Funding Income Fund V

UDF V is a newly organized Maryland real estate investment trust that intends to qualify as a REIT under federal tax law. We were formed to generate current interest income by investing in secured loans and producing profits from investments in residential real estate.

We will derive a significant portion of our income by originating, purchasing and holding for investment secured loans for the acquisition and/or development of parcels of real property into single-family residential lots. We also will make direct investments in land for development into single-family lots.

We also will provide credit enhancements to real estate developers, land bankers and other real estate investors. Such credit enhancements may take the form of a loan guarantee, the pledge of assets, a letter of credit or an inter-creditor agreement provided by us to a third-party lender for the benefit of a borrower and is intended to enhance the creditworthiness of the borrower, thereby affording the borrower credit at terms it would otherwise be unable to obtain. We will not participate in any investments with our advisor entities or any of their affiliates, including any prior program sponsored by affiliates of UDFH.

For a more detailed description of the type of investments we will make, the approximate percentage of offering proceeds that will be applied to each type of investment under current housing and market conditions and the conditions under which we will change the allocations to each type of investment, please see the section of this prospectus entitled “Investment Objectives and Criteria.”

Our office is located at The United Development Funding Building, 1301 Municipal Way, Suite 100, Grapevine, Texas 76051. Our telephone number is (817) 835-0650 or (800) 859-9338, and our fax number is (469) 916-0695.

A website also is maintained for us and affiliates of UDFH, one of our co-sponsors, at www.udfonline.com that contains information about us and affiliates of UDFH. The contents of that website are not incorporated by reference in or otherwise made a part of this prospectus.

Our Advisor and Sub-Advisor

Our external advisor is American Realty Capital Residential Advisors, LLC (ARCR Advisors or our advisor), which is an affiliate of AR Capital, one of our co-sponsors. Our advisor will be responsible for coordinating the management of our day-to-day operations and for identifying and making investments on our behalf, subject to the supervision of our board of trustees. Subject to the terms of the advisory agreement between our advisor and us, our advisor has delegated substantial duties, including selecting and negotiating investments and seeking and procuring financing, to UDFH General Services, L.P. (UDFH GS or our sub-advisor), which is wholly owned by UDFH, our other co-sponsor. Notwithstanding such delegation to the sub-advisor, our advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

Because our advisor is owned by affiliates of AR Capital and because our sub-advisor is owned by UDFH, we consider ourselves to be co-sponsored by AR Capital and UDFH. Collectively, we refer to our advisor and our sub-advisor as our “advisor entities” in this prospectus. We are not affiliated with AR Capital or ARCR Advisors; however, we are affiliated with UDFH and UDFH GS as described elsewhere in this prospectus.

Our sub-advisor, acting on behalf of our advisor, will engage its affiliate, UDFH Land Development, L.P. (UDFH LD), to provide asset management services including selecting and negotiating the terms of our secured loans and other real estate investments. The asset manager has organized an Investment Committee with the principal function of overseeing the investment and finance activities of United Development Funding programs managed and advised by our sub-advisor and UDFH LD. Our advisor, sub-advisor, asset manager and Investment Committee will oversee, and provide our board of trustees recommendations regarding, our investments and finance transactions, management, policies and guidelines, and will review investment transaction structures and terms, investment underwriting, investment collateral, investment performance, investment risk management, and our capital structure at both the entity and asset level. Our advisor and our sub-advisor also will jointly make recommendations to our board of trustees with respect to the retention of investment banks, marketing methods with respect to this offering, the termination or extension of this offering, the initiation of a follow-on offering, mergers and other change-of-control transactions, and certain significant press releases.

Our Co-Sponsors

UDF Holdings, L.P.

UDFH, a Delaware limited partnership, was formed on June 7, 2012 to serve as co-sponsor of the UDF V offering. UDFH owns 99.9% of the limited partnership interests of our sub-advisor and asset manager. Theodore “Todd” F. Etter, and Hollis M. Greenlaw, our Chairman, serve as Co-Chairmen of UDFH, Michael K. Wilson serves as President of UDFH and Cara D. Obert, our Chief Financial Officer and Treasurer, serves as Chief Financial Officer of UDFH. For more information regarding the background and experience of Messrs. Etter, Greenlaw and Wilson and Ms. Obert, please see the section of this prospectus entitled “Management.”

AR Capital, LLC

AR Capital, a Delaware limited liability company, was formed on December 27, 2012 and serves as co-sponsor of the UDF V offering. AR Capital is directly or indirectly controlled by Nicholas S. Schorsch and William M. Kahane. Principals of AR Capital are Messrs. Schorsch and Kahane, Peter M. Budko, Edward M. Weil, Jr. and Brian S. Block. Certain of these individuals are officers and/or members of the board of directors of other non-traded public REITs sponsored by an affiliate of AR Capital. AR Capital owns all of the interests in our advisor. For information on the experience of AR Capital, please see the section of this prospectus entitled “Prior Performance Summary” and “Exhibit A — Prior Performance Tables.”

Our Management

We operate under the direction of our trustees, the members of which are accountable to us and our shareholders as fiduciaries. Currently, we have five trustees, Hollis M. Greenlaw, Edward M. Weil, Jr., Phillip K. Marshall, Eustace W. Mita and Steven J. Finkle. Messrs. Marshall, Mita and Finkle are each independent of co-sponsors, our advisor entities and their affiliates. Our declaration of trust, which requires that a majority of our trustees be independent of us, our advisor, or any of our or our advisor’s affiliates, provides that our independent trustees are responsible for reviewing the performance of our advisor and must approve other matters set forth in our declaration of trust. See the “Conflicts of Interest — Certain Conflict Resolution Procedures” section of this prospectus. Our trustees are elected annually by the shareholders. Although we have executive officers who will manage our operations, we do not have any paid employees. For biographical information regarding each of our executive officers and trustees, please see the section of this prospectus entitled “Management — Executive Officers and Trustees.”

Our REIT Status

As a REIT, we generally will not be subject to federal income tax on income that we distribute to our shareholders. Under the Internal Revenue Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute at least 90% of their taxable income, excluding income from operations or sales through a taxable REIT subsidiary (TRS). If we fail to qualify for taxation as a REIT in any year, our income for that year will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four years following the year of our failure to qualify as a REIT unless we are entitled to relief under certain statutory provisions. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Our Dealer Manager

Realty Capital Securities, LLC (Realty Capital Securities), a member of FINRA and the Securities Investor Protection Corporation and an entity under common ownership with AR Capital and ARCR Advisors, is based in Boston, Massachusetts and will serve as the exclusive dealer manager for this offering. Realty Capital Securities’ sales, operational and executive management teams have extensive experience in financial services and provide expertise in product distribution, marketing and educational initiatives aimed at the direct investment industry.

Terms of the Offering

We are offering to the public a maximum of 37,500,000 common shares of beneficial interest through select members of FINRA. The shares are being offered at a price of $20 per share with discounts available to certain categories of purchasers. We also are offering up to 13,157,895 shares for sale pursuant to our distribution reinvestment plan at a price of $19 per share, which is 95% of the primary offering price. Therefore, a total of 50,657,895 shares are being registered in this offering. We reserve the right to reallocate the common shares of beneficial interest registered in this offering between the primary offering and the distribution reinvestment plan.

We will offer shares until the earlier of           , 2016 or the date we sell all 37,500,000 shares in our primary offering; provided, however, that the amount of shares registered pursuant to this offering is the amount which, as of the date of this prospectus, we reasonably expect to be offered and sold within two years from the date of this prospectus, and we may extend this offering for an additional year or as otherwise permitted by applicable law; provided, further, that notwithstanding the foregoing, our board of trustees may terminate this offering at any time. If we decide to extend the primary offering for an additional year, we will provide that information in a prospectus supplement. Our board of trustees also may elect to extend the offering period for the shares sold pursuant to our distribution reinvestment plan, in which case participants in the plan will be notified. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are effective for one year. Therefore, we may have to stop selling shares in any state in which the registration is not renewed annually.

The shares are being offered by Realty Capital Securities, the exclusive dealer manager for this offering, and select members of FINRA on a reasonable best efforts basis, which means the dealer manager and soliciting dealers will only be required to use their reasonable best efforts to sell the shares and have no firm commitment or obligation to purchase any of the shares. Subscription proceeds will be placed in an account held by the escrow agent, LegacyTexas Bank, until such time as subscriptions to purchase at least 100,000 common shares of beneficial interest have been received and accepted by us, except that we may not admit investors residing in New York as shareholders until we have received and accepted subscriptions aggregating $2.5 million; and we may not admit investors residing in Pennsylvania until we have received and accepted subscriptions aggregating $37.5 million. Shares of our common stock purchased by our directors, officers, advisor entities and other affiliated persons and entities will be included for purposes of determining whether we have received subscriptions in excess of the minimum offering amount. If the minimum offering of 100,000 shares has not been received and accepted by           , 2014 (a date which is one year from the date of this prospectus), this offering will terminate and investors’ funds, including interest, to the extent earned and if such funds have been held for more than 35 days, will be returned within ten days after termination of the offering. Funds in escrow will be deposited in an interest-bearing deposit account in accordance with the terms of the escrow agreement. Subscribers may not withdraw funds from the escrow account.

After the initial 100,000 shares are sold, we will hold all subscription proceeds in a deposit account in our name until investors are admitted as shareholders, subject to the continuing escrow obligations imposed by certain states as described above. No funds may be withdrawn from such account by us if the dealer manager gives notice that one of the conditions to the dealer manager’s obligations set forth in the dealer manager agreement, dated           , 2014, as amended from time to time (Dealer Manager Agreement) between us and the dealer manager is not satisfied or waived. We will admit new investors each business day. Each time new investors are admitted, we will hold their investment proceeds in our account until we withdraw the funds for the acquisition of secured loans, to make other investments or for general business uses.

Summary Risk Factors

An investment in our common shares of beneficial interest is subject to significant risks that are described in more detail in the “Risk Factors” and “Conflicts of Interest” sections of this prospectus. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives and, therefore, you may lose some or all of your investment. The following is a summary of the risks that we believe are most relevant to an investment in our shares:

•	There is no public trading market for the shares, and we do not expect one to develop; therefore, it will be difficult for you to sell your shares. In addition, we do not have a fixed liquidation date. Furthermore, our declaration of trust imposes substantial restrictions on the ownership and transfer of shares, and you may not own more than 9.8% in value of the aggregate of our outstanding shares or more than 9.8% in number or value, whichever is more restrictive, of the aggregate of our outstanding common shares, unless exempted (prospectively or retroactively) by our board of trustees. Even if you are able to sell your shares, you will likely have to sell them at a substantial discount.
•	Our board of trustees arbitrarily set the offering price of our shares, and this price bears no relationship to the book or net value of our assets or to our expected operating income. To assist fiduciaries in discharging their obligations under the Employee Retirement Income Security Act of 1974, as amended (ERISA), we will provide annual estimates of the current value of a common share of beneficial interest. Until eighteen months after the completion of this offering of our shares, we will use the offering price of shares in this offering as the estimated value of a common share of beneficial interest (unless we have made special distributions to shareholders of net proceeds from our assets, in which case the estimated value of a share will equal the offering price less the amount of those special distributions constituting a return of capital). This valuation method is not likely to result in an estimated per share value that accurately reflects the proceeds you would receive upon liquidation or upon the sale of your shares. In addition, this per share valuation method is not designed to arrive at a valuation that is related to any individual or aggregated value estimates or appraisals of the value of our assets.
•	We have no prior operating history or established financing sources, and the prior performance of real estate programs sponsored by our co-sponsors and their affiliates may not be an indication of our future results.
•	This is a “blind pool” offering because we have not yet identified any loans or other investments that we will originate or purchase. You will not have the opportunity to evaluate our loans or other investments prior to their origination or purchase. You must rely totally upon the ability of our advisor entities and parties engaged by our advisor entities to select our investments.
•	We may suffer from delays in locating suitable investments, particularly as a result of the current economic environment and capital constraints, which could adversely affect the return on your investment.
•	The number of investments that we will make and the diversification of those investments will be reduced to the extent that we sell less than the maximum offering of 50,657,895 shares. If we do not sell substantially more than the minimum offering amount of 100,000 shares, we will make fewer investments and the value of your investment may fluctuate more widely with the performance of those investments. There is a greater risk that you will lose money in your investment if we cannot diversify our portfolio.
•	Our ability to achieve our investment objectives and to make distributions depends on the performance of our advisor entities for the day-to-day management of our business and the selection of our real estate properties, loans and other investments.
•	Our board of trustees may change the methods of implementing our investment policies without shareholder approval, which could alter the nature of your investment.

•	We will pay significant fees to our advisor entities and their affiliates, some of which are payable based upon factors other than the quality of services provided to us. These fees could influence our advisor entities’ advice to us as well as the judgment of affiliates of our advisor entities performing services for us.
•	Our advisor entities and their affiliates will face various conflicts of interest resulting from their activities with affiliated entities, such as conflicts related to allocating investments between us and other United Development Funding programs and conflicts arising from time demands placed on our advisor entities or their affiliates in serving other United Development Funding programs. Such conflicts may not be resolved in our favor, which could cause our operating results to suffer.
•	We may fail to qualify as a REIT. If we fail to qualify as a REIT, or if we qualify and fail to maintain the requirements to be taxed as a REIT, it would reduce the amount of income available for distribution and limit our ability to pay distributions to you.
•	Real estate-related investments are subject to general downturns in the industry, as well as downturns in specific geographic areas. Because a material portion of our assets will be secured loans, the failure of a borrower to pay interest or repay a loan will have adverse effects on our income. Increases in single-family mortgage interest rates could cause the number of homebuyers to decrease which would increase the likelihood of defaults on our loans and, consequently, reduce our ability to pay distributions to our shareholders. If the value of the underlying property declines due to market or other factors, it is likely that a property would be worth less than the secured balance on the property. As such, there may be greater risk of default by borrowers who enter into interest-only loans. In the event of a default, we would attempt to acquire the underlying collateral, which may have declined in value. In addition, there are significant costs and delays associated with the foreclosure process. Accordingly, we cannot guarantee that your investment will appreciate or that you will receive any cash distributions.
•	We may incur substantial debt. Our board of trustees has adopted a policy to generally limit our borrowings to 50% of the aggregate fair market value of our real estate properties or secured loans once we have invested a majority of the net proceeds of this offering and subsequent offerings, if any. However, we are permitted by our declaration of trust to borrow up to 300% of our net assets, and may borrow in excess of such amount if such excess borrowing is approved by a majority of our independent trustees and disclosed in our next quarterly report to shareholders, along with justification for such excess. Loans we obtain will likely be secured with recourse to all of our assets, which will put those assets at risk of forfeiture if we are unable to pay our debts.
•	In the event we do not have enough cash to make distributions, we may borrow, use proceeds from this offering, issue additional securities or sell assets in order to fund distributions. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would (1) cause us to be unable to pay our debts as they become due in the usual course of business or (2) cause our total assets to be less than the sum of our total liabilities plus, unless our declaration of trust provides otherwise, senior liquidation preferences, if any.

Description of Investments

As of the date of this prospectus, we have neither made nor acquired any investments, nor have we identified any assets in which there is a reasonable probability that we will invest. We will derive a significant portion of our income by originating, purchasing and holding for investment secured loans for the acquisition and/or development of parcels of real property into single-family residential lots. We also will make direct investments in land for development into single-family lots. In cases where we invest in land for the purpose of development, we may engage an affiliated or an unaffiliated third-party developer, and we may bear the cost of development. We also will provide credit enhancements to real estate developers, land bankers and other real estate investors. Management believes the national housing markets are cyclical and the investments described above are representative of the investments we would make in the current stage of the housing cycle. The loan or investment allocation for any single asset will generally range from $2.5 million to

$15 million. We will not participate in any investments with our advisor entities or any of their affiliates, including any prior United Development Funding program. For a more detailed description of the types of investments we will make, the approximate percentage of offering proceeds that will be applied to each type of investment under current housing and market conditions and the conditions under which we will change the allocations to each type of investment and the underwriting criteria required of our loans and investments, please see the section of this prospectus entitled “Investment Objectives and Criteria.”

Possible Leverage

We will use debt as a means of providing additional funds for the acquisition or origination of secured loans, acquisition of properties and the diversification of our portfolio. There is no limitation on the amount we may borrow for the purchase or origination of a single secured loan, the purchase of any individual property or other investment. Under our declaration of trust, the maximum amount of our indebtedness shall not exceed 300% of our net assets as of the date of any borrowing; however, we may exceed that limit if approved by a majority of our independent trustees and disclosed in our next quarterly report to shareholders, along with justification for such excess. In addition to our declaration of trust limitation, our board of trustees has adopted a policy to generally limit our borrowings to 50% of the aggregate fair market value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests. Our policy limitation does not apply to individual real estate assets and only will apply once we have ceased raising capital under this or any subsequent offering and invested a majority of the net proceeds from such offerings. For a more detailed description of our borrowing policy, see “Investment Objectives and Criteria — Borrowing Policies.”

Estimated Use of Proceeds

We expect to invest at least 85.44% of the proceeds from this offering, including proceeds from the sale of shares pursuant to our distribution reinvestment plan, in secured loans and other real estate investments or to fund distributions if our cash flow from operations is insufficient. The remaining proceeds will be used to pay fees and expenses of this offering, and fees and expenses related to the selection and acquisition of investments. A summary of the anticipated use of proceeds is set forth in the table below. For a more detailed discussion of our estimated use of proceeds, see the section of this prospectus captioned “Estimated Use of Proceeds.”

	Minimum Offering (100,000 shares)(1)		Maximum Primary Offering (37,500,000 shares)(1)		Maximum Total Offering (50,657,895 shares)(1)
	Amount	Percent	Amount	Percent	Amount	Percent
Gross offering proceeds	$2,000,000	100.00%	$750,000,000	100.00%	$1,000,000,000	100.00%
Selling commissions(2)	140,000	7.00	52,500,000	7.00	52,500,000	5.25
Dealer manager fees(2)	60,000	3.00	22,500,000	3.00	22,500,000	2.25
Organization and offering expenses(3)	40,000	2.00	15,000,000	2.00	20,000,000	2.00
Amount available for investment	$1,760,000	88.00%	$660,000,000	88.00%	$905,000,000	90.50%
Acquisition and origination fees and expenses(4)	$51,262	2.56%	$19,223,301	2.56%	$26,359,223	2.64%
Amount estimated to be invested(5)	$1,708,738	85.44%	$640,776,699	85.44%	$878,640,777	87.86%

(1)	For purposes of this table, the minimum offering and maximum primary offering amounts assume that no purchases are made under our distribution reinvestment plan, and the maximum total offering amounts assume the sale of all 50,657,895 shares being offered under the primary offering and our distribution reinvestment plan.
(2)	We pay selling commissions of up to 7.0% and a dealer manager fee of up to 3.0%, each of which is based on the gross proceeds of the primary offering and payable to the dealer manager. The dealer manager will reallow all selling commissions, subject to federal and state securities laws, to the soliciting dealers who sold our common shares. In addition, the dealer manager, in its sole discretion, may reallow all or a portion of the dealer manager fee attributable to our common shares, subject to federal and state securities laws, sold by soliciting dealers participating in this offering. The dealer manager anticipates that, of its 3.0% dealer manager fee, a maximum of 1.5% of the gross proceeds from common shares sold in this offering may be reallowed to soliciting dealers participating in this offering for non-accountable marketing support. However, based on its past experience, our dealer manager does not expect to reallow more than 1.0% of the gross proceeds for such support. Alternatively, a soliciting dealer may elect to receive a fee equal to 7.5% of the gross proceeds from the sale of shares by such soliciting dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale. If the soliciting dealer receives a fee equal to 7.5% of the gross proceeds from the sale of shares by such soliciting dealer, then the dealer manager will receive a 2.5% dealer manager fee. The total amount of all items of compensation from any source payable to our dealer manager or the soliciting dealers will not exceed an amount that equals 10% of the gross offering proceeds (excluding shares purchased through the distribution reinvestment plan). The selling commissions and dealer manager fee may be reduced for volume discounts and other circumstances or waived as further described in the “Plan of Distribution” section of this prospectus; however, for purposes of this table, we have not assumed any such discounts or waivers. We do not pay selling commissions or dealer manager fees for shares issued pursuant to our distribution reinvestment plan.
(3)	Our advisor entities will pay any amount of organization and offering expense that exceeds 2% of the gross offering proceeds at the completion of this offering. Organizational and offering expenses in excess of 2% of the gross offering proceeds will be paid 70% by the sub-advisor and 30% by the advisor.
(4)	For purposes of this table, we have assumed that no borrowings are used to make or invest in loans or to acquire other real estate assets. We have also assumed that 88% of gross offering proceeds (or 90.50% of gross proceeds from the total offering which includes the maximum number of shares registered in respect of both the primary offering and the distribution reinvestment plan) are used to make loans or acquire other real estate assets and to pay the fees and expenses related to the selection and acquisition of such investments. However, it is our intent to leverage our investments with debt. Therefore, actual amounts are dependent upon the value of our investments as financed and cannot be determined at the present time. Our board of trustees has adopted a policy that will limit our borrowing to no more than 50% of the aggregate fair market value of our assets, unless substantial justification exists that borrowing a greater amount is in our best interests as determined by our board of trustees, including a majority of our independent trustees. However, this policy does not apply to individual investments and only will apply once we have ceased raising capital under this offering and invested a majority of the net proceeds from such offerings. For illustrative purposes, assuming we sell the maximum total offering, we use 50% leverage, the value of our assets is equal to the original principal amounts of any loans we have made or acquired plus the contract purchase price of our other real estate assets, and we do not reinvest the proceeds of any loan repayments or other capital transactions, we would invest approximately $1,757,281,554 using approximately $878,640,777 of indebtedness. In such case, acquisition and origination expenses and fees would be approximately $52,718,447. We note that, under our declaration of trust, the maximum amount of indebtedness is generally limited to 300% of our net assets (which we expect to represent 75% of the aggregate fair market value of our assets) as of the date of any borrowing. We do not intend to incur this level of indebtedness, as evidenced by our board of trustees’ policy stated above.
(5)	Includes amounts we expect to invest in secured loans and other real estate investments net of fees and expenses. We estimate that at least 85.44% of gross offering proceeds will be used to acquire secured loans and other real estate investments or to fund distributions if our cash flow from operations is insufficient. The percentage of gross offering proceeds available to be invested may increase to 87.86% if our distribution reinvestment plan is fully subscribed and we do not otherwise use the proceeds therefrom for other general corporate purposes.

Investment Objectives

Management believes the national housing markets are cyclical and the investments described below are representative of the investments we would make in the current stage of the housing cycle. Management believes we are currently in the early stages of the housing recovery and therefore our investment objectives in the near term will be to make, originate or acquire a participation interest in secured loans and investments for the acquisition and/or development of parcels of real property into single-family residential lots. As the housing and credit markets further improve, we will invest in credit enhancements to real estate developers, land bankers and other real estate investors who acquire real property and subdivide real property into single-family residential lots.

Our investments are expected to:

•	produce net interest income from the interest paid to us on secured loans that we originate, purchase or finance or in which we acquire a participation interest;
•	produce investment income from equity investments that we make or in which we acquire a participation interest;
•	produce a profitable fee from credit enhancements and other transaction fees;
•	participate, through a direct or indirect interest in borrowers, in the profits earned by such borrowers through the underlying properties;
•	maximize distributable cash to investors; and
•	preserve, protect and return capital contributions.

See “Investment Objectives and Criteria” for a more complete description of our business and investment objectives.

Distribution Policy

To qualify as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our annual taxable income (which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles in the United States (GAAP)). Our board of trustees may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of trustees deems relevant. We have not established a minimum distribution level. Distributions are paid to our shareholders as of the record date or dates selected by our board of trustees. We expect to declare distributions with daily record dates and aggregate and pay such distributions monthly, commencing when we begin to receive interest and investment income. In the event we do not have enough cash to make distributions, we may borrow, use proceeds from this offering, issue additional securities or sell assets in order to fund distributions. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would (1) cause us to be unable to pay our debts as they become due in the usual course of business or (2) cause our total assets to be less than the sum of our total liabilities plus, unless our declaration of trust provides otherwise, senior liquidation preferences, if any. See the section of this prospectus captioned “Description of Shares — Distribution Policy and Distributions” for a description of our distributions.

Listing

At this time, we have no intention to list our shares. We will seek to list our common shares of beneficial interest for trading on a national securities exchange when and if our independent trustees believe listing would be in the best interest of our shareholders. We do not anticipate that there will be any market for our common shares unless and until our shares are listed.

Conflicts of Interest

Our officers are also officers and/or employees of one or more of our co-sponsors, our advisor entities, our asset manager and/or other affiliated entities and they are involved in advising and investing in other real estate entities, including other REITs, which may give rise to conflicts of interest. As a result, such persons may experience conflicts between their fiduciary obligations to us and their fiduciary obligations to, and pecuniary interests in, our co-sponsors and their affiliated entities.

Our advisor entities also experience the following conflicts of interest in connection with the management of our business affairs:

•	Our advisor entities and their affiliates must determine how to allocate investment opportunities between us and other real estate programs managed by our co-sponsors and their subsidiaries;
•	The management personnel of our sub-advisor and our asset manager, each of whom also makes investment decisions for other United Development Funding-sponsored programs, must determine which investment opportunities to recommend to us or another United Development Funding-sponsored program or joint venture and must determine how to allocate their time and other resources among us and the other United Development Funding-sponsored programs;
•	Our advisor entities may compete with other United Development Funding programs or AR Capital programs for the same clients or in financing similar properties at the same time; and
•	Our advisor entities and their affiliates will receive fees in connection with transactions involving the purchase, management and sale of our properties regardless of the quality or performance of the investments acquired or the services provided to us.

See the “Conflicts of Interest” section of this prospectus for a detailed discussion of the various conflicts of interest relating to your investment, as well as the procedures that we have established to mitigate a number of these potential conflicts.

The chart below shows the ownership structure of our advisor entities and entities affiliated with our advisor entities that will be providing services to us.

(1)	UDF Entity Manager, LLC (UDFEM) serves as manager for UDF Services, LLC (UDF Services). Todd F. Etter and Hollis M. Greenlaw each own one-half of the equity interests in UDFEM. UDF Services serves as manager of UDFH GS GenPar, LLC (UDFH GS GenPar) and UDFH LD GenPar, LLC (UDFH LD GenPar). UDF Services owns 100% of UDFH GS GenPar and UDFH LD GenPar.
(2)	UDF Services serves as the general partner and owns 0% of the limited partnership interests in UDFH. UDFEM owns 100% of UDF Services. The limited partnership interests in UDFH are held as follows: Mr. Etter (37.00%), Mr. Greenlaw (37.00%), Cara D. Obert (4.00%), Michael K. Wilson (3.25%), Ben L. Wissink (12.75%), Melissa H. Youngblood (4.00%) and J. Brandon Jester (2.00%).

(3)	UDFH GS GenPar serves as the general partner and owns 0% of the limited partnership interests in UDFH GS, our sub-advisor. UDFH LD GenPar serves as the general partner and owns 0% of the limited partnership interests in UDFH LD, our asset manager. UDFH owns 99.9% of the limited partnership interests in each of UDFH GS, and UDFH LD.
(4)	We own a 99.999% general partner interest in UDF V OP, L.P., our operating partnership. UDFH LD currently owns a 0.001% limited partnership interest in our operating partnership. As we continue to admit investors in this offering, UDFH LD’s limited partnership interest may be reduced.

UDF V OP, L.P.

We may own assets through UDF V OP, L.P. (UDF V OP), our operating partnership. We may, however, own assets directly, through subsidiaries of UDF V OP or through other entities. We are the sole general partner of UDF V OP and UDFH LD is the initial limited partner of UDF V OP. Utilizing this umbrella partnership real estate investment trust (UPREIT) structure, the holders of units in UDF V OP may have their units redeemed for cash or, at our option, our common shares, deferring any gain from their sale of assets to us until such time as their units are redeemed. At present, we have no plans to acquire any specific properties in exchange for units of UDF V OP.

Prior Offering Summary

In addition to this offering, our advisor entities and their affiliates have served as sponsors, officers, trustees and advisors to prior real estate programs over the last eight years.

AR Capital, one of our co-sponsors, currently sponsors thirteen other publicly offered programs including American Realty Capital New York Recovery REIT, Inc., Phillips Edison — ARC Shopping Center REIT Inc., Business Development Corporation of America, American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust II, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., American Realty Capital Trust IV, Inc., American Realty Capital Global Trust, Inc., American Realty Capital Healthcare Trust, Inc., ARC Realty Finance Trust, Inc., American Realty Capital Trust V, Inc., American Realty Capital Properties, Inc., Phillips Edison — ARC Grocery Center REIT II, Inc. and American Realty Capital Hospitality Trust, Inc. Additionally, AR Capital currently sponsors a publicly traded REIT listed on the NASDAQ Global Select Market. For information on the funds raised by these publicly offered programs, please see the section of this prospectus entitled “Prior Performance Summary.”

We are the third publicly offered program sponsored by principals of UDFH, one of our co-sponsors. Prior publically offered programs of United Development Funding principals are United Development Funding III, L.P. and United Development Funding IV. As of June 30, 2013, approximately 26,829 investors invested an aggregate of approximately $1.029 billion in the United Development Funding public real estate programs.

The “Prior Performance Summary” section of this prospectus contains a discussion of the programs sponsored by our co-sponsors and their affiliates over the last seven years. Certain statistical data relating to such programs with investment objectives similar to ours also is provided in the “Prior Performance Tables” included as Exhibit A to this prospectus. The prior performance of the programs previously sponsored by our co-sponsors and their affiliates is not necessarily indicative of the results that we will achieve. Therefore, you should not assume that you will experience returns, if any, comparable to those experienced by investors in such prior real estate programs.

Compensation to the Dealer Manager, Our Advisor Entities and Their Affiliates

The dealer manager and our advisor entities and their affiliates will receive compensation and fees for services relating to this offering and the investment, management and disposition of our assets. The most significant items of compensation are summarized in the following table:

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (100,000 shares)	Estimated Dollar Amount for Maximum Primary Offering (37,500,000 shares)(1)	Estimated Dollar Amount for Maximum Distribution Reinvestment Plan Offering (13,157,895 shares)(1)
Organizational and Offering Stage
Selling Commissions (paid initially to Realty Capital Securities before reallowance to soliciting dealers)	7% of gross offering proceeds, subject to the volume discounts and other special circumstances described in the “Plan of Distribution” section of this prospectus. The dealer manager will reallow all selling commissions earned to soliciting dealers. No selling commissions will be paid for shares issued pursuant to our distribution reinvestment plan. Alternatively, a soliciting dealer may elect to receive a fee equal to 7.5% of the gross proceeds from the sale of shares by such soliciting dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale. The total amount of all items of compensation from any source payable to our dealer manager or reallowed to participating broker-dealers will not exceed an amount that equals 10% of the gross offering proceeds (excluding shares purchased through the distribution reinvestment plan). If the participating broker-dealer receives a fee equal to 7.5% of the gross proceeds from the sale of shares by such soliciting dealer, then the dealer manager will receive a 2.5% dealer manager fee.	$140,000	$52,500,000	$0
Dealer Manager Fees (paid to Realty Capital Securities)	3% of gross offering proceeds before any reallowance to soliciting dealers, subject to the circumstances described in the “Plan of Distribution” section of this prospectus. The dealer manager may reallow all or a portion of its dealer manager fee to soliciting dealers. No dealer manager fee will be paid for shares issued pursuant to our distribution reinvestment plan.	$60,000	$22,500,000	$0
Organization and Offering Expenses (paid to our advisor entities)	Up to 2% of gross offering proceeds	$40,000	$15,000,000	$5,000,000

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (100,000 shares)	Estimated Dollar Amount for Maximum Offering (50,657,895 shares)(1)
Organizational and Offering Stage
Acquisition and Origination Fees and Expenses (paid to our advisor entities or affiliates of our advisor entities)(2)	3% of net amount available for investment in secured loans and other real estate assets (after payment of selling commissions, dealer manager fees and organization and offering expenses). The acquisition and origination fees and expenses that we pay will be reduced by the amount of any acquisition and origination fees and expenses paid by borrowers or investment entities to our advisor entities or affiliates of our advisor entities with respect to our investment.	$51,262	$26,359,223
Debt Financing Fees (paid to our advisor entities)	We will pay our advisor 1% of the amount made available to us pursuant to the origination of any line of credit or other debt financing (including any assumption of existing debt financing), provided our advisor has provided a substantial amount of services as determined by the independent trustees; provided further, that our advisor may reallow all or a portion of its debt financing fee to our sub-advisor or other parties effecting the debt placement. On each anniversary date of the origination of any such line of credit or other debt financing, an additional fee of 0.25% of such loan amount made available to us will be paid to our sub-advisor if such line of credit or other debt financing continues to be outstanding on such date, or a pro rated portion of such additional fee will be paid for the portion of such year that the financing was outstanding.	$17,087, plus $4,272 annually(3)	$8,786,408, plus $2,196,602 annually(3)

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (100,000 shares)	Estimated Dollar Amount for Maximum Offering (50,657,895 shares)(1)
Operational Stage
Advisory Fees (paid to our advisor entities)(4)	We will pay our advisor 1.5% per annum of our average invested assets, including secured loan assets.	$25,631(5)	$13,179,612(5)
The fee will be payable monthly in an amount equal to one-twelfth of 1.5% of our average invested assets, including secured loan assets, as of the last day of the immediately preceding month. Our advisor will reallow 70% of the advisory fees paid to our advisor to our sub-advisor.
Loan Servicing Fee (paid to our asset manager)	We will pay our asset manager 0.25% of the aggregate outstanding loan balances held by us, which will be payable monthly in an amount equal to one-twelfth of 0.25% of our aggregate outstanding loan balances as of the last day of the immediately preceding month.	Actual amounts are dependent upon our outstanding loan balances and therefore cannot be determined at the present time.	Actual amounts are dependent upon our outstanding loan balances and therefore cannot be determined at the present time.
Other Operating Expenses (reimbursed to our advisor entities)(6)	We will reimburse the expenses incurred by our advisor entities in connection with their provision of services to us, including our allocable share of the advisor entities’ overhead, such as rent, personnel costs, utilities and information technology costs. We will not reimburse for personnel costs in connection with services for which our advisor entities or their affiliates receive fees pursuant to our advisory agreement.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time. We expect these expenses to be approximately 0.5% of our average invested assets.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time. We expect these expenses to be approximately 0.5% of our average invested assets.

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (100,000 shares)	Estimated Dollar Amount for Maximum Offering (50,657,895 shares)(1)
Subordinated Incentive Fee (paid to our advisor entities)(7)(8)	15% of the amount by which our net income for the immediately preceding year exceeds the sum of the total amount of capital raised from (and returned to) investors and a 7.35% per annum cumulative, non-compounded return to investors, as adjusted to reflect prior cash distributions to shareholders which constitute a return of capital. The fee will be paid annually and upon termination of the advisory agreement. If the fee is being paid upon termination of the advisory agreement, then such fee will be appropriately pro rated for a partial year and calculated based upon our net income and aggregate capital contributions for such partial year. Our advisor will reallow 70% of the subordinated incentive fee paid to our advisor directly to our sub-advisor.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (100,000 shares)	Estimated Dollar Amount for Maximum Offering (50,657,895 shares)(1)
Disposition/Liquidation Stage
Securitized Loan Pool Placement Fees (paid to our advisor entities)(9)	From time to time, subject to terms and conditions approved by a majority of the independent trustees, the advisor entities, or their affiliates, we may structure the sale of our loans in securitized loan pools. Upon placement of the securitized loan pool interests, the advisor entities will be paid a fee equal to 1% of the par amount of the securities sold, provided our advisor entities have provided a substantial amount of services as determined by the independent trustees.	Actual amounts are dependent upon net proceeds realized from placement of loan pools and therefore cannot be determined at the present time.	Actual amounts are dependent upon net proceeds realized from placement of loan pools and therefore cannot be determined at the present time.
Disposition Fees (paid to our advisor entities or their affiliates)(8)(9)(10)	For substantial assistance in connection with the sale of properties, the lesser of one-half of the reasonable and customary real estate or brokerage commission or 2% of the contract sales price of each property sold; provided, however, that in no event may the disposition fees paid to our advisor entities, their affiliates and unaffiliated third parties exceed 6% of the contract sales price. Our independent trustees will determine whether the advisor entities or their affiliates have provided substantial assistance to us in connection with the sale of a property. Substantial assistance in connection with the sale of a property includes the advisor entities’ preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the advisor entities in connection with a sale.	Actual amounts are dependent upon the contract sales price of properties sold and therefore cannot be determined at the present time.	Actual amounts are dependent upon the contract sales price of properties sold and therefore cannot be determined at the present time.

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (100,000 shares)	Estimated Dollar Amount for Maximum Offering (50,657,895 shares)(1)
Subordinated Incentive Listing Fee (paid to our advisor entities)(8)(11)	Upon listing our common shares on a national securities exchange, our advisor will be entitled to a fee equal to 15% of the amount, if any, by which (1) the market value of our outstanding shares plus distributions paid by us prior to the date of listing, exceeds (2) the sum of the total amount of capital raised from investors and a 7.35% annual cumulative, non-compounded return to investors. Our advisor will reallow 70% of the subordinated incentive listing fee paid to our advisor directly to our sub-advisor.	Actual amounts are dependent upon the market value of our outstanding shares plus distributions paid by us at a later date and therefore cannot be determined at the present time.	Actual amounts are dependent upon the market value of our outstanding shares plus distributions paid by us at a later date and therefore cannot be determined at the present time.

(1)	The estimated maximum dollar amounts are based on the sale to the public of a maximum of 37,500,000 shares at $20 per share and 13,157,895 shares under our distribution reinvestment plan at $19 per share.
(2)	Our advisor entities will reallow 70% of the acquisition and origination fees and all of the acquisition and origination expenses paid to our advisor entities to UDFH GS, our sub-advisor. Our advisor entities (or our asset manager, as the case may be) also may receive acquisition and origination fees paid by borrowers or investment entities; in such cases, the acquisition and origination fees and expenses that we pay to our advisor entities (or our asset manager, as the case may be) will be reduced by the amount of any acquisition and origination fees and expenses paid by borrowers or investment entities to our advisor entities (or our asset manager, as the case may be) with respect to our investment. In no event will the total of all acquisition and origination fees and expenses, including debt financing fees, with respect to a particular loan, property acquisition or equity investment, from any source, exceed 6% of the funds advanced under the loan or the contract purchase price of the property or equity investment. Also, we may pay our advisor entities acquisition and origination fees and expenses upon the reinvestment of proceeds from capital transactions, such as the repayment of principal of a loan by a borrower, which shall not exceed 3% of the funds advanced under a new loan or the contract purchase price of the new property or equity investment; provided, however, that our advisor entities will reallow to UDFH GS 100% of the acquisition and origination fees and expenses upon the reinvestment of proceeds from capital transactions. In all cases, acquisition and origination fees paid by us in respect of secured loans will not exceed 1% per annum when pro rated over the stated term of the respective loan.

Our board of trustees has adopted a policy that will generally limit our borrowings to no more than 50% of the aggregate fair market value of our assets, unless substantial justification exists that borrowing a greater amount is in our best interests as determined by our board of trustees, including a majority of our independent trustees. However, this policy does not apply to individual investments and only will apply once we have ceased raising capital under this or any subsequent offering and invested a majority of the net proceeds from such offerings. For illustrative purposes, assuming we sell the maximum total offering, we use 50% leverage, the value of our assets is equal to the original principal amounts of any loans we have made or acquired plus the contract purchase price of our other real estate assets, and we do not reinvest the proceeds of any loan repayments or other capital transactions, we would invest approximately $1,757,281,554 using approximately $878,640,777 of indebtedness. In such case, acquisition and origination expenses and fees would be approximately $52,718,447. We note that, under our declaration of trust, the maximum amount of indebtedness is generally limited to 300% of our net assets (75% of the aggregate fair market value of our assets) as of the date of any borrowing. We do not intend to incur this level of indebtedness, as evidenced by our board of trustees’ policy stated above.

(3)	These amounts are estimates based on our estimated use of proceeds and our use of 50% leverage. The actual amounts of the debt financing fees are dependent upon amounts available under lines of credit or other debt financing. We do not intend to incur the 300% level of indebtedness permitted by our declaration of trust (75% of the aggregate fair market value of our assets), as evidenced by our board of trustees’ policy to generally limit our borrowings to no more than 50% of the aggregate fair market value of our assets.
(4)	“Average invested assets” for any period will be the average of the aggregate book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate, before deducting depreciation, bad debts impairment costs or other similar non-cash reserves, computed by taking the average of such values at the end of each month during such period. During such periods in which we are obtaining regular independent valuations of the current value of our net assets for purposes of enabling fiduciaries of employee benefit plan shareholders to comply with applicable Department of Labor reporting requirements, aggregate assets value will be the greater of (a) the amount determined pursuant to the foregoing or (b) our assets’ aggregate valuation established by the most recent such valuation report without reduction for depreciation, bad debts, impairment costs or other similar non-cash reserves and without reduction for any debt secured by or relating to such assets. Our advisor entities and their affiliates will be obligated to pay all expenses incurred by them in connection with the services they provide, directly or indirectly, to us.
(5)	These amounts are estimates based on our estimated use of proceeds and assume that no borrowings are used to make or invest in loans or to acquire other real estate assets. The actual amounts of the advisory fees to be paid to our advisor are dependent upon our average invested assets and the amount of leverage we use to make investments. For illustrative purposes, assuming we use 50% leverage, the value of our assets is equal to the original principal amounts of any loans we have made or acquired plus the contract purchase price of our other real estate assets, and we do not reinvest the proceeds of any loan repayments or other capital transactions, advisory fees would be approximately $51,262 if we sell the minimum offering amount and $26,359,223 if we sell the maximum total offering. We do not intend to incur the 300% level of indebtedness permitted by our declaration of trust (75% of the aggregate fair market value of our assets), as evidenced by our board of trustees’ policy to limit our borrowing to no more than 50% of the aggregate fair market value of our assets.
(6)	In the event that “total operating expenses” in any fiscal year exceed the greater of 2% of our average invested assets (as defined in footnote 4 above) or 25% of our net income (as defined in footnote 7 below but excluding any gain from the sale of assets), and our independent trustees do not determine such excess expenses are justified, our advisor entities shall reimburse us the amount by which the aggregate annual expenses exceed the limitations. We may reimburse our advisor entities for operating expenses in excess of that limit in the event that a majority of our independent trustees determine, based on unusual and non-recurring factors, that a higher level of expense is justified for that year. In such an event, we will send notice to each of our shareholders within 60 days after the end of the fiscal quarter for which such determination was made, along with an explanation of the factors our independent trustees considered in making such determination.

Total operating expenses are defined as aggregate expenses of every character paid or incurred by the REIT as determined under GAAP that are related to our operation, including advisory fees, but excluding:

(a)	the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses, and taxes incurred in connection with the issuance, distribution, transfer, registration, and stock exchange listing of our shares;
(b)	interest payments;
(c)	taxes;
(d)	non-cash expenditures such as depreciation, amortization, impairment costs and bad debt reserves;
(e)	reasonable incentive fees based on the gain realized upon the sale of our assets; and
(f)	acquisition and origination fees and expenses, debt financing fees, real estate commissions on the sale of property, loan servicing fees, disposition fees on the resale of property, securitized loan pool placement fees and other fees and expenses connected with the acquisition, disposition, and ownership of real estate interests, loans or other property (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair, and improvement of property).
(7)	“Net income” is calculated as total revenue for the applicable period, less the expenses applicable to such period other than additions to reserves for depreciation, impairment costs or bad debts or other similar non-cash reserves and excluding gain from sale of our assets.
(8)	The disposition fee may be paid with cash or common shares, or any combination of the foregoing. In the sole discretion of our advisor, the subordinated incentive fee may be paid with cash, common shares, other sources of payment or any combination of the foregoing; provided however, that to the extent that our advisor requests that the subordinated incentive fee be paid in cash, such fee shall be payable in cash only to the extent that our sub-advisor determines that we have sufficient cash on hand. The subordinated incentive listing fee likely will be paid in the form of a non-interest bearing promissory note, although we may pay this fee with cash or common shares, or any combination of the foregoing. If shares are used for payment, we do not anticipate that they will be registered under the Securities Act, and, therefore, will be subject to restrictions on transferability. If shares are used for payment and our shares are not listed on a national securities exchange at the time of payment, then the price per share, for purposes of conversion, shall equal the fair market value for our shares as determined by our board of trustees based upon the appraised value of our assets as of the date of election. If shares are used for payment and our shares are listed on a national securities exchange at the time of payment, then the price per share, for purposes of conversion, shall equal the average closing price of our shares over the ten trading days immediately preceding the date of election to make payment in the form of our common shares. If any promissory note issued with respect to the subordinated incentive listing fee has not been paid in full within three years from the date of issuance, then our advisor, or its successors or assigns, may elect to convert the unpaid balance into our common shares of beneficial interest at a price per share as described above. Notwithstanding the foregoing, in the event a subordinated incentive listing fee is paid, no subordinated incentive fee will be paid to for the period preceding the listing of our shares on a national securities exchange, and any subordinated incentive fee paid prior to such listing will reduce the amount of the subordinated incentive listing fee. Our advisor shall continue to be eligible to receive a subordinated incentive fee for each annual period following the listing of our shares through the termination of the advisory agreement.
(9)	Although we are most likely to pay the securitized loan pool placement fees and/or the disposition fees to our advisor entities in the event of our liquidation, these fees also may be earned during our operational stage.
(10)	Our declaration of trust provides that in no event shall the disposition fees payable by us to our advisor entities exceed 3% of the contract sales price.
(11)	If at any time our shares become listed on a national securities exchange, we will negotiate in good faith with our advisor entities a fee structure appropriate for an entity with a perpetual life or seek to internalize the advisory functions performed by our advisor entities, in which case our advisor entities have agreed to waive any internalization fee. Our independent trustees will be required to approve any new fee structure negotiated with our advisor entities. The market value of our outstanding shares will be calculated based on the average market value of the shares issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed.

There are many additional conditions and restrictions on the amount of compensation our advisor entities and their affiliates may receive. There also are some smaller items of compensation and expense reimbursements that our advisor entities and their affiliates may receive. For a more detailed explanation of the fees and expenses payable to our advisor entities and their affiliates, see the “Estimated Use of Proceeds” and “Compensation” sections of this prospectus.

Distribution Reinvestment Plan

Pursuant to our distribution reinvestment plan, you may have the distributions you receive from us reinvested in additional common shares of beneficial interest. The purchase price per share under our distribution reinvestment plan will be equal to 95% of the estimated value of one share as estimated by our board of trustees, until the earliest to occur of: (1) the issuance of all shares reserved for issuance pursuant to the distribution reinvestment plan; (2) the termination of this offering and any subsequent offering of distribution reinvestment plan shares pursuant to an effective registration statement; or (3) the determination by our board of trustees that the number of our shares traded in a secondary market is more than a de minimis amount. Until our board of trustees determines the estimated value of one share, the estimated value of one share shall be the offering price per share in this offering. Therefore, the purchase price per share under our distribution reinvestment plan will be $19 until our board of trustees determines the estimated value of one share. No sales commissions or dealer manager fees will be paid with respect to shares sold under our distribution reinvestment plan. If you participate in the distribution reinvestment plan, you will not receive the cash from your distributions. As a result, you may have a tax liability with respect to your share of our taxable income, but you will not receive cash distributions to pay such liability. We may amend or terminate the distribution reinvestment plan at any time upon ten days’ written notice to participants. Additionally, we will be required to discontinue sales of shares under the distribution reinvestment plan on the earlier of (i)            , 2016, which is two years from the effective date of this offering, unless the offering is extended, or (ii) the date we sell all of the shares allocated for sale under the distribution reinvestment plan, unless we reallocate shares from our primary offering to our distribution reinvestment plan or register additional shares with the Securities and Exchange Commission and applicable states. Our board of trustees also may elect to extend the offering period for the shares sold pursuant to our distribution reinvestment plan, in which case participants in the plan will be notified. For further explanation of our distribution reinvestment plan, see “Summary of Distribution Reinvestment Plan.” A complete copy of our distribution reinvestment plan is included as Exhibit C to this prospectus.

Share Repurchase Program

After you have held your shares for at least one year, you may have your shares repurchased pursuant to our share repurchase program, subject to certain restrictions and limitations. The repurchase price is dependent upon the number of years our shares are held, ranging from 92% of the purchase price paid for shares held less than two years to up to the full purchase price for shares held at least five years.

We will not repurchase in excess of 5% of the weighted average number of shares outstanding during the trailing twelve-month period prior to the repurchase date. In addition, the cash available for repurchase generally will be limited to 1% of the operating cash flow from the previous fiscal year, plus any proceeds from our distribution reinvestment plan. In general, you may present to us fewer than all of your shares for repurchase, except that you must present for repurchase at least 25% of your shares. We reserve the right to reject any request for repurchase or to terminate, suspend or amend the share repurchase program at any time. See the section of this prospectus captioned “Description of Shares — Share Repurchase Program” for further explanation of the share repurchase program.

Jumpstart Our Business Startups Act

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act (the JOBS Act). We are an “emerging growth company,” as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies. Such exemptions include, among other things, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations relating to executive compensation in proxy statements and periodic reports, and exemptions from the requirement to hold shareholder votes on executive compensation. Other than as set forth in the following paragraph, we have not yet made a decision whether to take advantage of any or all of such exemptions. If we decide to take advantage of any of the remaining exemptions, some investors may find our common stock a less attractive investment as a result.

Additionally, under Section 107 of the JOBS Act, an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to “opt out” of such extended transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which we have total annual gross revenue of $1 billion or more, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (Exchange Act) (which would occur if the market value of our common stock held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter), or (iii) the date on which we have, during the preceding three-year period, issued more than $1 billion in non-convertible debt.

Exclusion from Regulation under the Investment Company Act

We intend to conduct our operations so that we are not required to register as an investment company. We may rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (Investment Company Act) for companies that invest primarily in mortgages and other liens on and interests in real estate, also known as “qualifying real estate assets.” This exclusion, as interpreted by the staff of the Securities and Exchange Commission, requires us to invest at least 55% of our portfolio in qualifying real estate assets and to invest at least another 25% of our portfolio in additional qualifying real estate assets or in a broader category of assets that we refer to as real estate-related assets. To the extent that any of our investments cannot be classified as qualifying real estate assets or real estate related assets, they will constitute miscellaneous assets, which cannot comprise more than 20% of our assets. As a result, we will be limited in the types of assets we may acquire. This exclusion also prohibits us from issuing redeemable securities. Alternatively, if we elect to operate our business through our operating partnership or other wholly-owned or majority-owned subsidiaries that may be formed in the future, we intend to operate in such a manner that we would not come within the definition of an investment company under Section 3(a)(1) of the Investment Company Act, and we intend to operate our operating partnership and any other subsidiary or subsidiaries in a manner that would exclude such entities from registration under the Investment Company Act pursuant to the exclusions provided by Sections 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Investment Company Act. See “Investment Objectives and Criteria — Investment Limitations to Avoid Registration as an Investment Company.”

How we determine to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action positions taken by the Securities and Exchange Commission in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the Securities and Exchange Commission will concur with our classification of our assets. In addition, the Securities and Exchange Commission may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.

ERISA Considerations

The section of this prospectus entitled “Investment by Tax-Exempt Entities and ERISA Considerations” describes the effect the purchase and ownership of shares will have on employee benefit plans subject to ERISA, and/or plans or arrangements subject to Section 4975 of the Internal Revenue Code. ERISA is a federal law that governs the operation of employee benefit plans. Any trustee, custodian or individual considering purchasing shares for an employee benefit plan or a plan subject to Section 4975 of the Internal Revenue Code should read the “Investment by Tax-Exempt Entities and ERISA Considerations” section of this prospectus very carefully.

Description of Shares

Uncertificated Shares

Our board of trustees authorized the issuance of our common shares without certificates. We expect that we will not issue common shares in certificated form. Our transfer agent maintains a share ledger that contains the name and address of each shareholder and the number of shares that the shareholder holds. With respect to transfers of uncertificated shares, we will continue to treat the shareholder registered on our share ledger as the owner of the shares until the record owner and the new owner deliver a properly executed share transfer form to us. We will provide the required form to you upon request.

Shareholder Voting Rights and Limitations

We will hold annual meetings of our shareholders for the purpose of electing our trustees and/or conducting other business matters that may be properly presented at such meetings. We also may call special meetings of shareholders from time to time. You are entitled to one vote for each common share you own.

Restriction on Share Ownership

Our declaration of trust contains restrictions on ownership of the shares that prevent any one person from owning more than 9.8% in value of the aggregate of our outstanding shares or more than 9.8% in number or value, whichever is more restrictive, of the aggregate of our outstanding common shares, unless exempted (prospectively or retroactively) by our board of trustees. These restrictions are designed, among other purposes, to enable us to comply with ownership restrictions imposed on REITs by the Internal Revenue Code. For a more complete description of the restrictions on the ownership of our shares, see the “Description of Shares” section of this prospectus. Our declaration of trust also limits your ability to transfer your shares unless the transferee meets the minimum suitability standards regarding income and/or net worth and the transfer complies with our minimum purchase requirements, which are described in the “Suitability Standards” section of this prospectus.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Below we have provided some of the more frequently asked questions and answers relating to an offering of this type. Please see the remainder of this prospectus for more detailed information about this offering.

Q:	What is a REIT?
A:	In general, a REIT is a company that:
•	pays distributions to investors of at least 90% of its taxable income;
•	avoids the “double taxation” treatment of income that generally results from investments in a corporation because a REIT generally is not subject to federal corporate income taxes on its net income, provided certain income tax requirements are satisfied; and
•	combines the capital of many investors to acquire a large-scale diversified real estate portfolio under professional management.
Q:	Why are you structured as a REIT?
A:	We are structured using the business form that our co-sponsors believe to be most advantageous to investors under the market conditions and regulatory considerations existing at the time of formation. For example, if we were to be structured as a standard C corporation, we would be taxed on our income, and investors would be taxed on any cash distributions they receive. In contrast, REITs generally are not taxed on income distributed to investors. Thus, in order to avoid the so-called “double taxation” inherent in the C corporation structure, United Development Funding programs have been structured either as limited partnerships or REITs.

Although REITs often receive substantially better tax treatment than entities taxed as standard C corporations, it is possible that future legislation or certain real estate investment opportunities in which we may choose to participate would cause a REIT to have a less advantageous tax status for us than if we were taxed for federal income tax purposes as a C corporation. As a result, our declaration of trust provides our board of trustees with the power, under certain circumstances, to elect not to qualify us as a REIT or, after we have qualified as a REIT, to revoke or otherwise terminate our REIT election and cause us to be taxed as a C corporation, without the vote of our shareholders. Our board of trustees has fiduciary duties to us and to our shareholders and could cause such changes in our tax treatment only if it determines in good faith that such changes are in the best interest of our shareholders.

The decision of whether a fund should be formed as a REIT or a limited partnership is more complex. Limited partnerships are structured such that income and losses are allocated directly to individual investors rather than realized at the partnership level. Limited partnerships often use this feature to creatively allocate income and losses to certain investors or classes of investors. If we were structured as a partnership, then we could potentially be characterized as a “publicly traded partnership,” which could require us to be taxed as a C corporation and subject to double taxation. Moreover, if we were structured as a partnership and were not characterized as a “publicly traded partnership,” then the tax reporting required to be delivered to partners would be significantly more complex and onerous than is required to be delivered by a REIT to its shareholders, investors may be required to pay state and local taxes in the states in which we own properties and the income allocated to partners that are tax-exempt entities would more likely be characterized as “unrelated business taxable income” than the allocation of the same income by a REIT to its tax-exempt shareholders. In light of these and other factors, we have been structured as a REIT. Regardless of the choice of entity used, United Development Funding programs are designed to operate consistently with the goals of being focused on business fundamentals and maximizing returns to investors.

Q:	Do your advisor entities use any specific criteria when selecting potential investments?
A:	We have developed the following underwriting criteria for the loans that we will originate and purchase:
•	Combined Loan-to-Value Ratio. Combined loan-to-value ratio (CLTV) is the aggregate of all loan balances, senior and subordinated, divided by the appraised value of the property. CLTV shall not exceed 85% of appraised value unless substantial justification exists because of the presence of other underwriting criteria.
•	Title Insurance. We will obtain a mortgagee’s title insurance policy on all senior and junior liens and an owner’s title insurance policy on all pledges of equity interest.
•	Interest Rate. We seek to originate loans bearing interest at rates ranging from 10% to 18% per annum. Loans secured by a first or senior lien will generally bear interest from 10% to 13%, further dependent on the loan-to value ratio (LTV) of the property, creditworthiness of the borrower, the term of the loan and the presence of additional guarantees and/or pledges of additional collateral. Loans secured by subordinate or junior liens or pledges of equity ownership interests will generally bear interest from 13% to 18%, further dependent on the CLTV of the property, creditworthiness of the borrower, the term of the loan and the presence of additional guarantees and/or pledges of additional collateral. Loans for development of real property into single-family residential lots may be first lien secured or subordinate to conventional third-party financing.
•	Term and Amortization. We currently do not have a policy that establishes a minimum or maximum term for the loans we may make, nor will we establish one. Loans typically are structured as interest-only notes with balloon payments or reductions to principal tied to net cash from the sale of developed lots and the release formula created by the senior lender, i.e., the conditions under which principal is repaid to the senior lender, if any. Principal reductions also may result from refinancing events.
•	Geographical Boundaries. We may buy or originate loans in any of the 48 contiguous United States.

After applying the underwriting criteria to a potential investment, our advisor entities will generally engage in a four-part evaluation and oversight process to further assess the suitability of the investment. We will apply the same underwriting criteria and analysis of the underwriting real property to all of our secured loans, regardless of how we decide to structure the secured loans. See “Investment Objectives and Criteria — Underwriting Policies and Procedures.”

Q:	How will you secure your real estate loans and investments?
A:	We expect that our real estate loans will generally be secured by one or more of the following:
•	the parcels of land to be developed and/or developed lots;
•	in certain cases, a pledge of some or all of the equity interests in the developer entity or other parent entity that owns the borrower entity;
•	in certain cases, additional assets of the developer, including parcels of undeveloped and developed real property; and
•	in certain cases, personal guarantees of the principals of the developer entity.

If there is no third-party financing for a development project, our lien on the subject parcels will be a first priority lien. If there is third-party financing, we expect our lien on the subject parcels will be subordinate to such financing. We will enter each loan prepared to assume or retire any senior debt, if necessary to protect our capital. We will seek to enter into agreements with third-party lenders that will require the third-party lenders to notify us of a default by the developer under the senior debt and allow us to assume or retire the senior debt upon any default under the senior debt.

Q:	Why do you intend to acquire some of your secured loans through joint ventures?
A:	We intend to make some of our investments through joint ventures in order to diversify our portfolio of properties in terms of geographic region or property type and to enable us to make investments sooner than otherwise would be possible because the amount of gross proceeds raised in the early stages of this offering may be insufficient to make a desirable investment. In addition, increased portfolio diversification will reduce the risk to investors as compared to programs with a smaller number of investments. Joint ventures may allow us to avail ourselves of equity participations with industry partners such as developers.
Q:	Will the distributions I receive be taxable as ordinary income?
A:	Generally, distributions that you receive, including distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. Participants in our distribution reinvestment plan also will be treated for tax purposes as having received an additional distribution, in the event that, and to the extent that, they purchase shares under the distribution reinvestment plan at a discount to fair market value. As a result, participants in our distribution reinvestment plan may have tax liability with respect to their share of our taxable income, but they will not receive cash distributions to pay such liability.

In the event that we invest in real property that can be depreciated, some portion of your distributions will not be subject to tax in the year in which they are received because depreciation expense reduces the amount of taxable income but does not reduce cash available for distribution. The portion of your distribution that is not subject to tax immediately is considered a return of capital for tax purposes and will reduce the tax basis of your investment. Distributions that constitute a return of capital, in effect, defer a portion of your tax until your investment is sold or we are liquidated, at which time you will be taxed at capital gains rates. However, because each investor’s tax considerations are different, we suggest that you consult with your tax advisor. You also should review the section of this prospectus entitled “Federal Income Tax Considerations.”

We do not expect a significant portion of our income to constitute capital gains and we therefore do not expect to make significant capital gains distributions.

Q:	What will you do with the money raised in this offering before you invest the proceeds in real estate?
A:	Until we invest the proceeds of this offering in real estate investments, we may invest in short-term, highly liquid or other authorized investments. We may not be able to invest the proceeds in real estate investments promptly and such short-term investments will not earn as high of a return as we expect to earn on our real estate investments.
Q:	Who will serve as your dealer manager for this offering?
A:	Realty Capital Securities will serve as our exclusive dealer manager for this offering.
Q:	How does a best efforts offering work?
A:	When shares are offered to the public on a reasonable best efforts basis, the dealer manager and the soliciting dealers participating in the offering are required only to use their reasonable best efforts to sell the shares and have no firm commitment or obligation to purchase any of the shares. Therefore, we may not sell all of the shares that we are offering.
Q:	Who can buy shares?
A:	An investment in us is only suitable for persons who have adequate financial means and who will not need short-term liquidity from their investment. We have established suitability standards for initial shareholders and subsequent purchasers of shares from our shareholders. Generally, these suitability standards require that a purchaser of shares have, excluding the value of a purchaser’s home, home furnishings and automobiles, either: (1) a net worth of at least $70,000 and an annual gross income of at least $70,000 or (2) a net worth of at least $250,000. Residents of certain states may have a different standard. You should carefully read the more detailed description under “Suitability Standards” on page 1 of this prospectus.

Q:	For whom is an investment in our shares recommended?
A:	An investment in our shares is only suitable for persons who have adequate financial means, desire a long-term investment and who will not need immediate liquidity from their investment. Persons who meet this standard and seek to diversify their personal portfolios with a real estate-based investment, seek to receive current interest income and who are able to hold their investment for an indefinite period of time are most likely to benefit from an investment in us. On the other hand, because we cannot guarantee you current income, we caution persons who require guaranteed income or immediate liquidity not to consider an investment in us as meeting these needs.
Q:	May I make an investment through my IRA, SEP or other tax-deferred account?
A:	Yes. You may make an investment through your individual retirement account (IRA), a simplified employee pension (SEP) plan or other tax-deferred account. In making these investment decisions, you should consider, at a minimum, (1) whether the investment is in accordance with the documents and instruments governing your IRA, plan or other account, (2) whether the investment satisfies the fiduciary requirements associated with your IRA, plan or other account, (3) whether the investment will generate unrelated business taxable income (UBTI) to your IRA, plan or other account, (4) whether there is sufficient liquidity for such investment under your IRA, plan or other account, (5) the need to value the assets of your IRA, plan or other account annually or more frequently, and (6) whether the investment would constitute a prohibited transaction under applicable law.
Q:	Have you arranged for a custodian for investments made through IRA, SEP or other tax-deferred accounts?
A:	Several firms offer to serve as custodian for investments made through IRA, SEP and certain other tax-deferred accounts. Please contact our Investor Services Department at (817) 835-0650 or (800) 859-9338 for a list of custodians including those willing to provide this service to our shareholders with annual maintenance fees charged at a discounted rate.
Q:	Is there any minimum investment required?
A:	Yes. You must purchase at least 50 shares for $1,000 if you are purchasing through an IRA or other qualified account. If you are not purchasing through a qualified account, you must purchase at least 125 shares for $2,500. You should carefully read the more detailed description of the minimum investment requirements appearing under “Suitability Standards” on page 1 of this prospectus.
Q:	How do I subscribe for shares?
A:	If you choose to purchase shares in this offering, you will need to complete and sign the execution copy of the subscription agreement and pay for the shares at the time you subscribe. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Exhibit B. Until we have received and accepted subscriptions for 100,000 shares, checks should be made payable to “LegacyTexas Bank, Escrow Agent for United Development Funding Income Fund V.” After we have received and accepted subscriptions for $2 million and released the funds from escrow, checks should be made payable to “United Development Funding Income Fund V,” except that New York and Pennsylvania investors should continue to make checks payable to “LegacyTexas Bank, Escrow Agent for United Development Funding Income Fund V” until we have received and accepted subscriptions for $2.5 million and $37.5 million, respectively, at which point checks should be made payable to “United Development Funding Income Fund V.” Certain dealers who have “net capital,” as defined in the applicable federal securities regulations, of $250,000 or more may instruct their customers to make their checks payable directly to the dealer. In such case, the dealer will issue a check made payable to the escrow agent or us, as applicable, for the purchase price of your subscription. For a detailed discussion of how to subscribe for shares, see the sections of this prospectus captioned “Plan of Distribution — Subscription Process” and “How to Subscribe.”

Q:	If I buy shares in this offering, how may I later sell them?
A:	At the time you purchase the shares, they will not be listed for trading on any national securities exchange or over-the-counter market. Until our shares are listed, if ever, you may not sell your shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our declaration of trust prohibits the ownership by one person of more than 9.8% in value of the aggregate of our outstanding shares or more than 9.8% in number or value, whichever is more restrictive, of the aggregate of our outstanding common shares, unless exempted (prospectively or retroactively) by our board of trustees. Unless our shares are publicly traded, which we currently do not expect to happen, you will have difficulty selling your shares, and even if you are able to sell your shares, you will likely have to sell them at a substantial discount.

After you have held your shares for at least one year, you may be able to have your shares repurchased by us pursuant to our share repurchase program, which is subject to significant conditions and limitations. Our board of trustees can amend the provisions of, terminate or suspend our share repurchase program without the approval of our shareholders.

Q:	Will I be notified of how my investment is doing?
A:	You will receive periodic updates on the performance of your investment in us, including:
•	a monthly distribution report;
•	three quarterly financial reports;
•	an annual report; and
•	an annual Form 1099, if applicable.

In addition, to assist fiduciaries in discharging their obligations under ERISA, we intend to provide our shareholders a per share estimated value of our common shares annually. Until eighteen months after this offering of our shares, we intend to use the offering price of shares in this offering as the per share estimated value (unless we have sold assets and made special distributions to shareholders of net proceeds from such sales, in which case the estimated value per share will equal the offering price less the amount of those special distributions constituting a return of capital). This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. In addition, this initial per share valuation method is not designed to arrive at a valuation that is related to any individual or aggregated value estimates or appraisals of the value of our shares on a non-marketable, minority interest basis. Beginning eighteen months after this offering of our shares (or possibly sooner if our board determines otherwise), the value we provide for our common shares will be based on valuations of our assets. Such valuations will be performed by persons independent of us and of our advisor entities.

We will provide this information to you via one or more of the following methods, in our discretion and with your consent, if necessary:

•	U.S. mail or other courier;
•	Facsimile; and
•	Posting on our affiliated website at www.udfonline.com.

Certain information concerning our business and our advisor entities and their affiliates will be available on the website maintained for us and our sub-advisor and its affiliates at www.udfonline.com. The contents of this website are not incorporated by reference in or otherwise a part of this prospectus.

Q:	When will I get my detailed tax information?
A:	Your tax information will be placed in the mail by January 31 of each year.

Q:	Who is the transfer agent?
A:	The name and address of our transfer agent is as follows:

DST Systems, Inc.
PO Box 219096
Kansas City, Missouri 64121-9096

To ensure that any account changes are made promptly and accurately, all changes including your address, ownership type and distribution mailing address should be directed to the transfer agent.

Q:	Who can help answer my questions?
A:	If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or contact:

United Development Funding Income Fund V Investor Services
The United Development Funding Building
1301 Municipal Way, Suite 100
Grapevine, Texas 76051
Telephone: (817) 835-0650 or (800) 859-9338
Fax: (469) 916-0695

or

Realty Capital Securities, LLC
Three Copley Place
Suite 3300
Boston, Massachusetts 02116
Telephone: (877) 373-2522

RISK FACTORS

Your purchase of shares involves a number of risks. You should carefully consider the following risk factors in conjunction with the other information contained in this prospectus before purchasing our shares. The risks discussed in this prospectus could adversely affect our business, operating results, prospects and financial condition. This could cause the value of our shares to decline and could cause you to lose all or part of your investment. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may harm our business.

Risks Related to an Investment in United Development Funding Income Fund V

There is no public trading market for your shares; therefore, it will be difficult for you to sell your shares. If you are able to sell your shares, you may have to sell them at a substantial discount from the public offering price. In addition, we do not have a fixed liquidation date, and you may have to hold your shares indefinitely.

There is no public market for our shares, and we cannot guarantee that one will ever develop. It will, therefore, be difficult for you to sell your shares promptly, or at all. In addition, the price you receive for the sale of any of our common shares of beneficial interest is likely to be less than the proportionate value of our investments. At this time, we have no intention to list our shares, and we will seek to list our shares for trading on a national securities exchange only if our independent trustees believe listing would be in our best interest. As a result, we do not know if we will ever apply to list our shares for trading on a national securities exchange, or, if we do apply for listing, when such application would be made or whether it would be accepted. If our shares are listed, we cannot assure you a public trading market will develop. We cannot assure you that the price you would receive in a sale on a national securities exchange would be representative of the value of the assets we own or that it would equal or exceed the amount you paid for the shares. Furthermore, our declaration of trust does not provide a specific date on which we must liquidate. Therefore, you should purchase the shares only as a long-term investment and you may have to hold your shares indefinitely.

The minimum purchase requirements and suitability standards imposed on prospective investors in this offering also apply to subsequent purchasers of our shares. If you are able to find a buyer for your shares, you may not sell your shares to such buyer unless the buyer meets the suitability standards applicable to him, which may inhibit your ability to sell your shares. Furthermore, we are limited in our ability to buy back shares pursuant to our repurchase program, including limits on the price we may pay for your shares. Our board of trustees may reject any request for repurchase of shares or amend, suspend or terminate our share repurchase program at any time. You may not be able to sell your shares in the event of an emergency, and, if you are able to sell your shares, you may have to sell them at a substantial discount from the public offering price. It is also likely that your shares would not be accepted as the primary collateral for a loan. See “Suitability Standards,” “Description of Shares — Restrictions on Ownership and Transfer” and “Description of Shares — Share Repurchase Program” elsewhere in this prospectus for a more complete discussion on the restrictions on your ability to transfer your shares.

We have no prior operating history and the prior performance of real estate investment programs sponsored by our co-sponsors or their affiliates may not be an indication of our future results.

We were formed on October 1, 2013, and we have not engaged in any business operations prior to this offering. You should not assume that our performance will be similar to the past performance of other real estate investment programs sponsored by our co-sponsors or their affiliates. Moreover, neither our co-sponsors nor we have any established financing sources. If our capital resources, or those of our co-sponsors or their affiliates, are insufficient to support our operations, we will not be successful.

You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies like ours in an early stage of development, many of which may be beyond our control. Therefore, to be successful in this market, we must, among other things:

•	identify and acquire investments that further our investment strategy;
•	increase awareness of the United Development Funding name within the investment products market;
•	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations;
•	respond to competition both for investment opportunities and potential investors in us; and
•	build and expand our operations structure to support our business.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause you to lose all or a portion of your investment.

If we, through our advisor entities, are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our advisor entities in the identification of real estate loans and other investments and the determination of any financing arrangements. We are a “blind pool” because we do not currently own any secured loans or real estate properties and we have not identified any properties to acquire or secured loans to originate or acquire with proceeds from this offering. Except for the investments described in one or more supplements to this prospectus, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the oversight of our board of trustees and the management ability of our advisor entities. We cannot be sure that our advisor entities will be successful in obtaining suitable investments on financially attractive terms or at all, or that our objectives will be achieved.

We have not identified any real estate properties to acquire or any loans to originate or purchase, and you will not have the opportunity to evaluate our investments before they are made.

We will seek to invest substantially all of the offering proceeds available for investments, after the payment of fees and expenses, in first lien and subordinated secured real estate loans made directly by us or indirectly through our affiliates to persons and entities for the acquisition and/or development of parcels of real property into single-family residential lots that will be marketed and sold to homebuilders. We also will make direct investments in land for development into single-family lots and joint ventures with real estate developers and land bankers. We will rely entirely on our advisor entities with respect to the acquisition of our investments, and shareholders will not be able to evaluate such investments. We cannot be sure that we will be successful in obtaining suitable investments. If we are unable to identify properties or loans that satisfy our investment objectives in a timely fashion, our business strategy and operations may be adversely affected.

We may suffer from delays in locating suitable investments, particularly as a result of the current economic environment and capital constraints, which could adversely affect the return on your investment.

We could suffer from delays in locating suitable investments, particularly as a result of the current economic environment, capital constraints and our reliance on our advisor entities, particularly at a time when management of our advisor entities is simultaneously seeking to locate suitable investments for other programs, and referrals by borrowers, developers, commercial lenders, homebuilders and other referral sources. Capital constraints at the heart of the credit crisis have reduced the number of real estate lenders able or willing to finance development, construction and the purchase of homes, thus reducing the number of homebuilders and developers that are able to receive such financing. In the event that homebuilders and developers fail or reduce the number of their development and homebuilding projects, resulting in a reduction of new loan applicants, or the supply of referrals by borrowers, developers, commercial lenders and homebuilders decreases, the availability of investments for us also would decrease. Such decreases in the demand for secured loans could leave us with excess cash. In such instances, we plan to make short-term, interim investments with proceeds available from sales of shares and hold these interim investments, pending investment in suitable loans and real estate properties. Interest returns on these interim investments are usually lower than on secured loans and real estate properties, which may reduce the yield to holders of shares and our ability to pay distributions to our shareholders, depending on how long these interim investments are held.

When we invest in short-term, interim investments using proceeds from the sale of shares, those shareholders will nevertheless participate equally in our distributions of income with holders of shares whose sale proceeds have been invested in secured loans and real estate properties. This will favor, for a time, holders of shares whose purchase monies were invested in interim investments, to the detriment of holders of shares whose purchase monies are invested in normally higher-yielding secured loans and real estate properties.

If we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for real estate investments, and your overall return may be reduced.

Our organizational documents permit us to make distributions from any source. If we fund distributions from financings or the net proceeds from this offering, we will have fewer funds available for real estate investments, and your overall return may be reduced. Further, to the extent distributions exceed cash flow from operations, a shareholder’s basis in our common shares of beneficial interest will be reduced and, to the extent distributions exceed a shareholder’s basis, the shareholder may recognize capital gain. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would (1) cause us to be unable to pay our debts as they become due in the usual course of business or (2) cause our total assets to be less than the sum of our total liabilities plus, unless our declaration of trust provides otherwise, senior liquidation preferences, if any.

Competition with third parties in financing properties may reduce our profitability and the return on your investment.

Real estate investment and finance is a very competitive industry. We will compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, real estate limited partnerships, other REITs, institutional investors, homebuilders, developers and other entities engaged in real estate investment activities, many of which have greater resources than we do and may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the proliferation of the Internet as a tool for real estate acquisitions and loan origination has made it very inexpensive for new competitors to participate in the real estate investment and finance industry. Our ability to make or purchase a sufficient number of loans and investments to meet our objectives will depend on the extent to which we can compete successfully against these other entities, including entities that may have greater financial or marketing resources, greater name recognition or larger customer bases than we have. Our competitors may be able to undertake more effective marketing campaigns or adopt more aggressive pricing policies than we can, which may make it more difficult for us to attract customers. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

Investors who invest in us at the beginning of our offering may realize a lower rate of return than later investors.

Because we have not identified any probable investments, there can be no assurances as to when we will begin to generate sufficient cash flow and make distributions. As a result, investors who invest in us before we sell the minimum of 100,000 common shares of beneficial interest or before we commence investing activities or generate significant cash flow may realize a lower rate of return than later investors. We expect to have little, if any, cash flow from operations available for distribution until we make investments.

We believe that the homebuilding industry’s strategies in response to the adverse conditions in the industry have had limited success, and the continued implementation of these and other strategies may not be successful.

We believe that since the downturn began, most homebuilders have been focused on generating positive operating cash flow, resizing and reshaping their product for a more price-conscious consumer and adjusting finished new home inventories to meet demand, and did so in many cases by significantly reducing the new home prices and increasing the level of sales incentives. After reaching a peak of approximately 1,283,000 new home sales in 2005, new home sales declined each year, year-over-year, to a low of approximately 306,000 new home sales in 2011 before rising to 368,000 in 2012. We believe that the decline in new home sales was largely due to a decrease in consumer confidence, due principally to home price declines, elevated unemployment, and slow wage growth as well as the negative national housing, financial industry, and economic news. A more restrictive mortgage lending environment, unemployment and the inability of some buyers to sell their existing homes have also impacted new home sales. Many of the factors that affect new home sales are beyond the control of the homebuilding industry. A decrease in the number of new homes sold may increase the likelihood of defaults on our loans and, consequently, may reduce our ability to pay distributions to you.

Increases in interest rates, reductions in mortgage availability or increases in other costs of owning a home could prevent potential customers from buying new homes and adversely affect our business or our financial results.

Demand for new homes is sensitive to changes in housing affordability. Most new home purchasers finance their home purchases through lenders providing mortgage financing. During 2009, 2010, 2011 and 2012 the mortgage lending industry experienced significant instability. As a result of increased default rates and governmental initiatives to improve capital ratios, many mortgage lenders tightened credit requirements and reduced residential mortgage lending. Fewer loan products, stricter loan qualification standards, and higher down payment requirements have made it more difficult for many potential homebuyers to finance the purchase of homes. Increases in interest rates may make houses more difficult to afford. Lack of availability of mortgage financing at acceptable rates reduces demand for homes.

Even if potential customers do not need financing, changes in interest rates and the availability of mortgage financing products may make it harder for them to sell their current homes to potential buyers who need financing.

A reduction in the demand for new homes may reduce the amount and price of the residential home lots sold by the homebuilders and developers to which we loan money and/or increase the absorption period in which such home lots are purchased and, consequently, increase the likelihood of defaults on our loans.

Increases in interest rates could increase the risk of default under our development loans.

Developers to whom we will make loans and with whom we intend to enter into subordinate debt positions will use the proceeds of our loans and investments to develop raw real estate into residential home lots. The developers obtain the money to repay our loans by reselling the residential home lots to homebuilders or individuals who will build single-family residences on the lots or by obtaining replacement financing from other lenders. The developers’ ability to repay our loans will be based primarily on the amount of money generated by the developers’ sale of their inventory of residential lots. If interest rates increase and/or consumer mortgage credit standards tighten, the demand for single-family residences is likely to decrease. In such an interest rate and/or mortgage climate, developers to whom we have loaned money may be unable to generate sufficient income from the sale of residential lots to repay our loans. Accordingly, increases in single-family mortgage interest rates and/or the tightening of consumer mortgage credit standards could cause the number of homebuyers to decrease, which would increase the likelihood of defaults on our loans and, consequently, reduce our ability to pay distributions to our shareholders.

In some cases, the loans we intend to make as part of our investments will be secured by collateral that is already encumbered, so our loans may have a higher risk than conventional real estate loans on residential properties.

We plan to originate loans and purchase loans in respect of unaffiliated third parties on land to be developed into single-family residential lots. Our goal is to obtain a first or subordinate lien on the underlying real property to secure our loans, and we generally will require a pledge of the equity ownership interests in the borrower itself to secure our loans, either as the sole collateral or in addition to our lien on the underlying real property. In some instances where the subject parcel is encumbered by a lien in favor of a third party other than us, we may, at our option, become the senior lender in order to protect the priority of our lien on the parcels. Our loans also may be secured by other assets of the borrower. While we will seek to obtain an unconditional guarantee of the borrower and/or its parent companies to further secure the borrower’s obligations to us, we cannot assure you that we will obtain such an unconditional guarantee in all cases. If a default occurs under one or more of our loans, payments to us could be reduced or postponed. Further, in the event of a default, we may be left with a security or ownership interest in finished lots or an undeveloped or partially developed parcel of real estate, which may have less value than a developed parcel. The guarantee of the borrower and/or its parent companies and other pledged assets, if any, may be insufficient to compensate us for any difference in the amounts due to us under a loan and the value of our interest in the subject parcel.

Decreases in the value of the property underlying our loans may decrease the value of our assets.

In most cases, we will obtain a first or subordinate lien on the underlying real property to secure our loans (mortgage loans), and we also may require a pledge of all of the equity ownership interests in the borrower entity itself as additional security for our loans. In instances where we do not have a lien on the underlying real property, we will obtain a pledge of the equity ownership interests of the borrower entity or other parent entity that owns the borrower entity (so-called “mezzanine loans”). We also may require a pledge of additional assets of the borrower, liens against additional parcels of undeveloped and developed real property and/or the personal guarantees of principals or guarantees of operating entities in connection with our secured loans. To the extent that the value of the property that serves as security for these loans or investments is lower than we expect, the value of our assets, and consequently our ability to pay distributions to our shareholders, will be adversely affected.

Our investments and participation agreements with borrowers will expose us to various risks and will not guarantee that we will receive any amount under such agreements.

The investments and participation agreements that we expect to enter into with borrowers will be separate from the loans that we will make to the borrowers. Participation agreements will be structured either as contracts entitling us to participate in the borrower’s profits or as joint venture investments organized as partnerships or limited liability companies in which we will have an equity interest. The participation agreements may represent an equity joint venture interest that will, and our investment will, expose us to all of the risks inherent in real estate investments generally and with real estate investments made with a co-venturer. These risks include, among others, the fact that there is no guaranteed return on the equity participations. In the event our loan is paid off prior to sale of the parcel, we would hold an equity participation that would be junior to any liens or claims against the parcel. Our joint venture participations could subject us to liabilities arising out of environmental claims or claims for injuries, tax levies or other charges against the owner of the parcel as well as from the risk of bankruptcy of our co-venturer.

We will be subject to the general market risks associated with real estate construction and development.

Our financial performance will depend on the successful development and sale of real estate parcels that we own or that serve as security for the loans we make to developers and that will be the subject of our participation agreements with borrowers. As a result, we will be subject to the general market risks of real estate development, including weather conditions, the price and availability of materials used in the development of the lots, environmental liabilities and zoning laws, and numerous other factors that may materially and adversely affect the success of the projects. In the event the market softens, the developer may require additional funding and such funding may not be available. In addition, if the market softens, the amount of capital required to be advanced and the required marketing time for such development may both increase, and the developer’s incentive to complete a particular real estate development may decrease. Such circumstances may reduce our profitability and the return on your investment.

If we are unable to raise substantial funds, we will be limited in the number and type of properties we may own or finance and the value of your investment will fluctuate with the performance of the specific investments we make.

This offering is being made on a reasonable best efforts basis, whereby the dealer manager and soliciting dealers participating in the offering are only required to use their reasonable best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. As a result, we cannot assure you as to the amount of proceeds that will be raised in this offering or that we will achieve sales of the maximum offering amount. If we are unable to raise substantial funds in this offering, we will purchase fewer real properties and originate and purchase fewer loans and equity positions, resulting in less diversification in terms of the number of real properties owned and financed, the geographic regions in which such real properties are located and the types of real properties securing the loans in which we invest. In such event, the likelihood of our profitability being affected by the performance of any one of our investments will increase. For example, in the event we only raise the minimum amount of 100,000 shares, we will most likely make our investments through one or more joint ventures with unaffiliated third parties and may only be able to invest in one asset. If we are only able to invest in one asset, we would not achieve any diversification of our assets. Your investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of secured assets. In addition, our fixed operating expenses, as a percentage of gross income, would be higher, and our financial condition and ability to pay distributions could be adversely affected if we are unable to raise substantial funds.

If our advisor entities lose or are unable to obtain key personnel, or one or more of our key personnel decides to compete with us, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of your investment.

Our success will depend to a significant degree upon the diligence, experience and skill of certain executive officers and other key personnel of our advisor entities and their affiliates, including Todd F. Etter, Hollis M. Greenlaw, Michael K. Wilson, Ben L. Wissink, Melissa H. Youngblood, Cara D. Obert, David A. Hanson and J. Brandon Jester, for the selection, acquisition, structuring and monitoring of our lending and investment activities. These individuals are not bound by employment agreements with us. If any of our key personnel were to cease their affiliation with us, our advisor entities or their affiliates, our operating results could suffer. Affiliates of our advisor entities maintain key person life insurance with respect to Messrs. Greenlaw and Wissink. We have not obtained life insurance policies on any other key personnel involved in our operations and, therefore, have no insulation against extraneous events that may adversely affect their ability to implement our investment strategies. We also believe that our future success depends, in large part, upon the ability of our advisor entities to hire and retain highly skilled managerial, operational and marketing personnel. Competition for these personnel is intense, and we cannot assure you that our advisor entities will be successful in attracting and retaining such personnel. The loss of any key person could harm our business, financial condition, cash flow and results of operations. If the advisor entities lose or are unable to obtain the services of key personnel, our ability to implement our investment strategy could be delayed or hindered.

In addition, certain of the officers and key personnel of our advisor entities and their affiliates are bound by non-competition agreements, and there are remedies under certain state laws if such officers or key personnel conduct activities that compete with us either during or after their employment. However, our ability to prohibit former employees from competing with us, our advisor entities or their affiliates may be limited in many respects, and we cannot assure you that one or more of those persons may not choose to compete with us, or that we could limit their ability to do so or recover anything in such an event. Competition by these officers or key employees may harm our business, financial condition and results of operations.

Our rights and the rights of our shareholders to recover claims against our independent trustees are limited, which could reduce your and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a trustee has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Subject to certain exceptions, our declaration of trust provides that no independent trustee will be liable to us or our shareholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, you and we may have more limited rights against our independent trustees than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent trustees (as well as by our other trustees, officers, employees and agents) in some cases, which would decrease the cash otherwise available for distributions to you. For more information, see “Management — Limited Liability and Indemnification of Trustees, Officers, Employees and Other Agents.”

Risks Related to Conflicts of Interest

We will be subject to conflicts of interest arising out of our relationships among us, our officers, our co-sponsors, our advisor entities and their affiliates, including the material conflicts discussed below. When conflicts arise among us, our officers, our co-sponsors and our advisor entities and their affiliates, they may not be resolved in our favor, which could cause our operating results to suffer. The “Conflicts of Interest” section of this prospectus provides additional information related to conflicts of interest between us and our advisor entities and their affiliates and our policies to reduce or eliminate certain potential conflicts.

Certain of the principals of our advisor entities will face conflicts of interest relating to the extension and purchase of loans, and such conflicts may not be resolved in our favor.

Certain of the principals of our advisor entities and asset manager, including Mr. Etter, Mr. Greenlaw, Mr. Wissink, Mr. Hanson, Ms. Youngblood and Ms. Obert, are also principals, directors, employees, officers and equity holders of other entities and they may also in the future hold positions with, and interests in, other entities engaged in real estate activities. These multiple responsibilities may create conflicts of interest for these individuals if they are presented with opportunities that may benefit us and their other affiliates. These individuals may be incentivized to allocate opportunities to other entities rather than to us if they are more highly compensated based on investments made by other entities. In determining which opportunities to allocate to us and to their other affiliates, these individuals will consider the investment strategy and guidelines of each entity. Because we cannot predict the precise circumstances under which future potential conflicts may arise, we will address potential conflicts on a case-by-case basis. There is a risk that our advisor entities will choose an investment for us that provides lower returns to us than a loan made by another program. You will not have the opportunity to evaluate the manner in which any conflicts of interest involving the advisor entities and their affiliates are resolved before making your investment. For more information on these potential conflicts of interest, see “Conflicts of Interest.”

Our advisor entities and their affiliates, including all of our executive officers and some of our trustees, will face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our shareholders.

Our advisor entities and their affiliates are entitled to substantial fees from us in connection with this offering and our business operations. The fees to which our advisor entities or their affiliates are entitled include acquisition fees, advisory fees, debt financing fees and other fees as provided for under the advisory agreement. See the “Compensation” section of this prospectus for a description of the fees and distributions payable to our advisor entities and their affiliates. These fees could influence our advisor entities’ advice to us as well as the judgment of affiliates of our advisor entities performing services for us. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our advisor entities and their affiliates, including the advisory agreement and the sub-advisory agreement;
•	borrowings, which would increase the fees payable to our advisor entities;

•	whether and when we seek to list our common shares of beneficial interest on a national securities exchange, which listing could entitle our advisor entities to the payment of fees; and
•	whether and when we seek to sell the company or its assets, which sale could entitle our advisor entities or their affiliates to the payment of fees.

We may compete with other programs sponsored by our co-sponsors for investment opportunities. As a result, our advisor entities may not cause us to invest in favorable investment opportunities, which may reduce our returns on our investments.

Our co-sponsors or their affiliates have sponsored existing programs with investment objectives and strategies similar to ours, and either of our co-sponsors may sponsor other similar programs in the future. As a result, we may make investments at the same time as one or more of the other UDFH or AR Capital-sponsored programs managed by officers and key personnel of our advisor entities. There is a risk that our advisor entities will not inform us about an investment that meets our investment guidelines and could be a suitable investment for us, or could inform us about an investment that provides lower returns to us than an investment that meets our investment guidelines made at the same time by another UDFH or AR Capital-sponsored program. We cannot be sure that officers and key personnel acting on behalf of our advisor entities and on behalf of managers of other UDFH or AR Capital-sponsored programs will act in our best interests when deciding whether to allocate any particular acquisition opportunity to us. You will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making your investment.

We will compete for investors with other programs sponsored by AR Capital, which could adversely affect the amount of capital we have to invest.

AR Capital is currently the sponsor of 12 other non-traded REITs and a REIT that is currently listed on the NASDAQ Global Select Market, the majority of which will have public offerings which are ongoing during a significant portion of our offering period. These programs all have filed registration statements for the offering of common stock and either are or intend to elect to be taxed as REITs. Realty Capital Securities is the dealer manager for these other offerings. We will compete for investors with these other programs, and the overlap of these offerings with our offering could adversely affect our ability to raise all the capital we seek in this offering, the timing of sales of our shares and the amount of proceeds we have to spend on real estate investments.

We will face risks relating to joint ventures with third parties that are not present with other methods of investing in properties and secured loans.

We may enter into joint ventures with unaffiliated third parties for the funding of loans or the acquisition of properties. We also may purchase loans in joint ventures or in partnerships or other co-ownership arrangements with the sellers of the loans, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with other methods of investment in secured loans, including, for example:

•	the possibility that our co-venturer or partner in an investment might become bankrupt, in which case our investment might become subject to the rights of the co-venturer or partner’s creditors and we may be forced to liquidate our investment before we otherwise would choose to do so;
•	that such co-venturer or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals, which may cause us to disagree with our co-venturer or partner as to the best course of action with respect to the investment and which disagreement may not be resolved to our satisfaction;
•	that such co-venturer or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, which may cause us not to realize the return anticipated from our investment; or
•	that it may be difficult for us to sell our interest in any such co-venture or partnership.

Moreover, in the event we determine to foreclose on the collateral underlying a non-performing investment, we may be required to obtain the cooperation of our co-venturer or partner to do so. Our inability to foreclose on a property acting alone may cause significant delay in the foreclosure process, in which time the value of the property may decline.

The conflicts of interest faced by our officers and key personnel may cause us not to be managed solely in your best interest, which may adversely affect our results of operations and the value of your investment.

All of our officers and key personnel also are principals, officers or employees of our advisor entities or other affiliated entities that will receive fees in connection with this offering and our operations. These relationships are described in the “Management” section of this prospectus. These persons are not precluded from working with, or investing in, any program either of our co-sponsors may sponsor in the future. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our investment strategy and our investment opportunities. Furthermore, they may have conflicts of interest in allocating their time and resources between our business and these other activities, as well as any other business interests they may currently have or that they may develop in the future. During times of intense activity in other programs, the time they devote to our business may decline and be less than we require. If our officers and key personnel, for any reason, are not able to provide sufficient resources to manage our business, our business will suffer and this may adversely affect our results of operations and the value of your investment.

Our officers and trustees face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you.

Certain of our executive officers also are officers of our advisor entities or their affiliates. As a result, these individuals owe fiduciary duties to these other entities and their shareholders, which fiduciary duties may conflict with the duties that they owe to us and our shareholders. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Conflicts with our business and interests are most likely to arise from involvement in activities related to (a) allocation of new investments and management time and services between us and the other entities, (b) the timing and terms of the investment in or sale of an asset, (c) compensation to our advisor entities and (d) our relationship with our dealer manager. If we do not successfully implement our business strategy, we may be unable to generate cash needed to make distributions to you and to maintain or increase the value of our assets. If these individuals act or fail to act in a manner that is detrimental to our business or favor one entity over another, they may be subject to liability for breach of fiduciary duty. For more information about policies to resolve these conflicts, see “Conflicts of Interest — Certain Conflict Resolution Procedures.”

There is no separate counsel for certain of our affiliates and us, which could result in conflicts of interest.

Morris, Manning & Martin, LLP acts as legal counsel to us, our sub-advisor and its affiliates and may in the future act as counsel to us, our sub-advisor and its affiliates. There is a possibility that in the future the interests of the various parties may become adverse, and under the Code of Professional Responsibility of the legal profession, Morris, Manning & Martin, LLP may be precluded from representing any one or all of such parties. In the event that a dispute was to arise between us, our sub-advisor or any of its affiliates, separate counsel for such matters will need to be retained by one or more of the parties to assure that their interests are adequately protected.

Proskauer Rose LLP acts as counsel to our advisor, our dealer manager and their affiliates and may in the future act as counsel to our advisor, our dealer manager and their affiliates. There is a possibility that in the future the interests of the various parties may become adverse, and under the Code of Professional Responsibility of the legal profession, Proskauer Rose LLP may be precluded from representing any one or all of such parties. In the event that a dispute was to arise between our advisor, our dealer manager or any of their affiliates, separate counsel for such matters will need to be retained by one or more of the parties to assure that their interests are adequately protected.

Risks Related to Our Business in General

The homebuilding industry has undergone a significant downturn, and its duration and ultimate severity are uncertain. Further deterioration in industry or economic conditions could further decrease demand and pricing for new homes and residential home lots and have additional adverse effects on our operations and financial results.

Developers to whom we will make loans and with whom we will enter into subordinate debt positions will use the proceeds of our loans and investments to develop raw real estate into residential home lots. The developers obtain the money to repay our development loans by selling the residential home lots to homebuilders or individuals who will build single-family residences on the lots, or by obtaining replacement financing from other lenders. The developer’s ability to repay our loans is based primarily on the amount of money generated by the developer’s sale of its inventory of single-family residential lots.

The homebuilding industry is cyclical and is significantly affected by changes in industry conditions, as well as in general and local economic conditions, such as:

•	employment levels and job growth;
•	demographic trends, including population increases and decreases and household formation;
•	availability of financing for homebuyers;
•	interest rates;
•	affordability of homes;
•	consumer confidence;
•	levels of new and existing homes for sale, including foreclosed homes; and
•	housing demand.

These conditions may exist on a national scale or may affect some of the regions or markets in which we operate more than others. An oversupply of alternatives to new homes, such as existing homes, including homes held for sale by investors and speculators, foreclosed homes, and rental properties, can also reduce the homebuilder’s ability to sell new homes, depress new home prices, and reduce homebuilder margins on the sales of new homes, which likely would reduce the amount and price of the residential homes sold by the homebuilders purchasing lots from developers to which we have loaned money and/or increase the absorption period in which such lots are purchased.

Historically, the homebuilding industry uses expectations for future volume growth as the basis for determining the optimum amount of land and lots to own. The U.S. housing market suffered declines in 2006 and further deterioration in 2007, 2008 and 2009, particularly in geographic areas that had experienced rapid growth, steep increases in property values and speculation. We believe that the homebuilding industry significantly slowed its purchases of land and lots over that time as part of its strategy to reduce inventory to better match the reduced rate of production.

We believe that the housing market reached a bottom in 2009 and is recovering and strengthening. We expect that this recovery will continue to primarily be regional in its early stages, led by those housing markets with balanced supply, affordable and stable home prices, lower levels of foreclosures, strong economies and strong demand fundamentals. According to a joint release from the U.S. Department of Housing and Urban Development and the Census Bureau, the sale of new single-family homes in June 2013 was at a seasonally-adjusted rate of 417,000, approximately 18.5% higher than the June 2012 estimate of 360,000. The median sales price of new homes sold in December 2012 was $248,900; the average sales price was $304,000. The seasonally-adjusted estimate of new houses for sale at the end of December 2012 was 151,000, representing a supply of 4.9 months at the December 2012 sales rate.

In the near term, we will concentrate our investment activities in the Southeast and Southwest sections of the United States, particularly in Texas. Continued or further deterioration of homebuilding conditions or in the broader economic conditions of the markets where we intend to operate could cause the number of homebuyers to decrease, which would increase the likelihood of defaults on our loans and, consequently, reduce our ability to pay distributions to our shareholders. We believe that housing market conditions will continue to be challenging and we cannot predict the duration or ultimate severity of these challenges. Our operations could be negatively affected to the extent that the housing industry downturn is prolonged or becomes more severe. The reduction in availability of mortgage financing and the volatility and reduction in liquidity in the financial markets may adversely affect our business, and the duration and ultimate severity of the effects are uncertain.

We believe that, since 2007, the mortgage lending industry has experienced significant instability due to, among other things, defaults on subprime loans and a resulting decline in the market value of such loans. In light of these developments, lenders, investors, regulators and other third parties questioned the adequacy of lending standards and other credit requirements for several loan programs made available to borrowers in recent years. This has led to reduced investor demand for mortgage loans and mortgage-backed securities, tightened credit requirements, reduced liquidity and increased credit risk premiums. Deterioration in credit quality among subprime and other nonconforming loans has caused almost all lenders to eliminate subprime mortgages and most other loan products that are not conforming loans, FHA/VA-eligible loans or jumbo loans (which meet conforming underwriting guidelines other than loan size). Fewer loan products and tighter loan qualifications and any other limitations or restrictions on the availability of those types of financings in turn make it more difficult for some borrowers to finance the purchase of new homes and for some buyers of existing homes from move-up new homebuyers to finance the purchase of the move-up new homebuyer’s existing home. These factors have served to reduce the affordability of homes and the pool of qualified homebuyers and made it more difficult to sell to first time and first time move-up buyers which have long made up a substantial part of the affordable housing market. These reductions in demand would increase the likelihood of defaults on our loans and, consequently, reduce our ability to pay distributions to our shareholders, and the duration and severity of the effects remain uncertain.

We also believe that the liquidity provided by Fannie Mae (Federal National Mortgage Association) and Freddie Mac (Federal Home Loan Mortgage Corporation) (Government Sponsored Enterprises or GSEs) to the mortgage industry is very important to the housing market. These entities have reported severe losses as a result of deteriorating housing and credit market conditions. These losses have reduced their equity and limited their ability to acquire mortgages. The director of the Federal Housing Finance Agency (FHFA), James B. Lockhart III, on September 7, 2008, announced his decision to place Fannie Mae and Freddie Mac into a conservatorship run by the FHFA. That plan contained three measures: an increase in the line of credit available to the GSEs from the U.S. Treasury, so as to provide liquidity; the right of the U.S. Treasury to purchase equity in the GSEs, so as to provide capital; and a consultative role for the Federal Reserve in a reformed GSE regulatory system. The U.S. Treasury further announced an additional increase in the line of credit for the GSEs, guaranteeing the backing of all losses suffered by these enterprises. The U.S. Treasury’s support of the two GSEs while under the conservatorship of the FHFA was intended to promote stability in the secondary mortgage market and lower the cost of funding. The GSEs modestly increased their mortgage-backed securities portfolios through the end of 2009. To address systemic risk, in 2010 their portfolios began to be gradually reduced, largely through natural run off, and will eventually stabilize at a lower, less risky size. In order to further support the availability of mortgage financing for millions of Americans, the U.S. Treasury initiated a temporary program to purchase GSE mortgage-backed securities, which expired with the U.S. Treasury’s temporary authorities in December 2009. Coinciding with the Treasury purchase program was the Federal Reserve, which purchased $1.25 trillion worth of mortgage-backed securities through the end of March 2010. This program ended on March 31, 2010, as scheduled by the Federal Reserve. On September 21, 2011, the Federal Reserve announced that it would begin reinvesting the principal payments from its mortgage-backed securities holdings into additional purchases of agency mortgage-backed securities to help further support conditions in mortgage markets. On September 13, 2012, the Federal Reserve announced that it would again increase policy accommodation by purchasing additional agency mortgage-backed securities at a pace of $40 billion per month, would continue through the end of 2012 its program of extending the average maturity of its holdings of securities, and would maintain its existing policy of reinvesting principal payments from its holdings of agency debt and agency mortgage-backed securities in agency mortgage-backed securities. On December 12, 2012, the Federal Reserve announced that it would further increase monetary policy accommodation by purchasing additional U.S. Treasury securities at an initial pace of $45 billion per month in addition to the $40 billion per month purchases of agency mortgage backed securities announced on September 13, 2012. The Federal Reserve stated in that same announcement that these actions should put downward pressure on longer-term interest rates, support mortgage markets, and help to make broader financial conditions more accommodative. As of the date of this prospectus, the 30-year fixed-rate single-family residential mortgage interest rate remains significantly below the rate that was available at the conclusion of the period of the Federal Reserve purchases in March 2010. Any limitations or restrictions on the availability of such financing or on the liquidity provided by such enterprises could adversely affect interest rates and mortgage availability and could cause the number of homebuyers to decrease, which would increase the likelihood of defaults on our loans and, consequently, reduce our ability to pay distributions to you.

A limit on the number of shares a person may own may discourage a takeover.

Our declaration of trust, with certain exceptions, authorizes our trustees to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted (prospectively or retroactively) by our board of trustees, no person may own more than 9.8% in value of the aggregate of our outstanding shares or more than 9.8% in number or value, whichever is more restrictive, of the aggregate of our outstanding common shares. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide shareholders with the opportunity to receive a control premium for their shares. See “Description of Shares — Restrictions on Ownership and Transfer.”

Our declaration of trust permits our board of trustees to issue securities with terms that may subordinate the rights of the holders of our current common shares of beneficial interest or discourage a third party from acquiring us.

Our declaration of trust permits our board of trustees to issue up to 350,000,000 common shares of beneficial interest and up to 50,000,000 preferred shares of beneficial interest. Our board of trustees, without any action by our shareholders, may (1) amend our declaration of trust from time to time to increase or decrease the aggregate number of authorized shares or the number of shares of any class or series we have authority to issue or (2) classify or reclassify any unissued shares of beneficial interest from time to time in one or more classes or series of shares and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of repurchase of any such shares. Thus, our board of trustees could authorize the issuance of such shares with terms and conditions that could subordinate the rights of the holders of our current common shares of beneficial interest or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common shares of beneficial interest.

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired.

Under Maryland law, certain “business combinations” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the then outstanding voting shares of the company; or
•	an affiliate or associate of the company who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the company.

A person is not an interested shareholder under the statute if the board of trustees approved in advance the transaction by which he, she or it otherwise would have become an interested shareholder. However, in approving a transaction, the board of trustees may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by the board of trustees. After the expiration of the five-year period described above, any such business combination between the Maryland real estate investment trust and an interested shareholder must generally be recommended by the board of trustees of the company and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of the then outstanding voting shares of the company; and
•	two-thirds of the votes entitled to be cast by holders of voting shares of the company other than voting shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if the holder of the company’s common shares of beneficial interest receives a minimum price, as defined under Maryland law, for his, her or its shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for such shares. Maryland law also permits various exemptions from these provisions, including business combinations that are exempted by the board of trustees before the time that the interested shareholder becomes an interested shareholder. Our board of trustees has exempted any business combination with UDFH or AR Capital or any affiliate of UDFH or AR Capital and, provided that such business combination is first approved by the board of trustees, any business combination with any other person. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and UDFH or AR Capital or any affiliate of UDFH or AR Capital or, if the board of trustees first approves the business combination, any other person. As a result, UDFH and AR Capital and any affiliate of UDFH and AR Capital or, if the board of trustees first approves the business combination, any other person may be able to enter into business combinations with us that may not be in the best interest of our shareholders, without compliance with the super-majority vote requirements and the other provisions of the business combination statute.

Should the board of trustees opt back in to the business combination statute or fail to first approve a business combination with any person other than UDFH or AR Capital or any affiliate of UDFH or AR Capital, the business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. For a more detailed discussion of the Maryland laws governing us and the ownership of our common shares of beneficial interest, see “Description of Shares — Business Combinations.”

Maryland law also limits the ability of a third party to buy a large stake in us and exercise voting power in electing trustees.

Under the Maryland Control Share Acquisition Act, a holder of “control shares” of a Maryland real estate investment trust acquired in a “control share acquisition” has no voting rights with respect to such shares except to the extent approved by the company’s disinterested shareholders by a vote of two-thirds of the votes entitled to be cast on the matter. Common shares of beneficial interest owned by interested shareholders, that is, by the acquirer, by officers or by employees who are trustees of the company, are excluded from the vote on whether to accord voting rights to the control shares. “Control shares” are voting shares that would entitle the acquirer to exercise voting power in electing trustees within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the real estate investment trust. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the company is a party to the transaction or (2) to acquisitions approved or exempted by a company’s declaration of trust or bylaws. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of beneficial interest. We can offer no assurance that this provision will not be amended or eliminated at any time in the future. This statute could have the effect of discouraging offers from third parties to acquire us and increasing the difficulty of successfully completing this type of offer by anyone other than our affiliates or any of their affiliates. For a more detailed discussion of the Maryland laws governing control share acquisitions, see the section of this prospectus captioned “Description of Shares — Control Share Acquisitions.”

Our declaration of trust includes a provision that may discourage a person from launching a tender offer for our shares.

Our declaration of trust provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most provisions of Regulation 14D of the Exchange Act. The offeror must provide our company notice of such tender offer at least ten business days before initiating the tender offer. No shareholder may transfer any shares to an offeror who does not comply with these requirements without first offering such shares to us at the tender offer price offered in such tender offer. In addition, the non-complying offeror will be responsible for all of our company’s expenses in connection with that offeror’s noncompliance. This provision of our declaration of trust may discourage a person from initiating a tender offer for our shares and prevent you from receiving a premium price for your shares in such a transaction.

Your investment return will be reduced if we are required to register as an investment company under the Investment Company Act.

If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

•	limitations on capital structure;
•	restrictions on specified investments;
•	prohibitions on transactions with affiliates; and
•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

We intend to conduct our operations so as not to become regulated as an investment company under the Investment Company Act. We intend to qualify for an exclusion from registration under Section 3(c)(5)(C) of the Investment Company Act, which generally means that at least 55% of our portfolio must be comprised of qualifying real estate assets and at least another 25% of our portfolio must be comprised of additional qualifying real estate assets and real estate-related assets. Although we intend to monitor our portfolio periodically and prior to each acquisition, we may not be able to maintain this exclusion from registration. How we determine to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action positions taken by the Securities and Exchange Commission in the past. We believe that we have conducted our operations to comply with these no-actions positions. However, these no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the Securities and Exchange Commission will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the Securities and Exchange Commission may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

To maintain compliance with the Investment Company Act exclusion, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy. Further, we may not be able to invest in a sufficient number of qualifying real estate assets and/or real estate-related assets to comply with the exclusion from registration.

We may determine to operate through our operating partnership or other wholly-owned or majority-owned subsidiaries that may be formed in the future. If so, we intend to operate in such a manner that we would not come within the definition of an investment company under Section 3(a)(1) of the Investment Company Act, and we intend to operate our operating partnership and any other subsidiary or subsidiaries in a manner that would exclude such entities from registration under the Investment Company Act pursuant to the exclusions provided by Sections 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Investment Company Act.

As part of our advisor’s obligations under the advisory agreement, our advisor will agree to refrain from taking any action which, in its sole judgment made in good faith, would subject us to regulation under the Investment Company Act. Failure to maintain an exclusion from registration under the Investment Company Act would require us to significantly restructure our business plan. For example, because affiliate transactions are severely limited under the Investment Company Act, we would not be able to enter into transactions with any of our affiliates if we are required to register as an investment company, and we may be required to terminate our advisory agreement, which could have a material adverse effect on our ability to operate our business and pay distributions.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

In April 2012, President Obama signed into law the JOBS Act. We are an “emerging growth company,” as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies.

We could remain an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which we have total annual gross revenue of $1 billion or more, (2) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common stock held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter, and we have been publicly reporting for at least 12 months) or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Under the JOBS Act, emerging growth companies are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with new requirements adopted by the Public Company Accounting Oversight Board (PCAOB), which may require mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor must provide additional information about the audit and the issuer’s financial statements, (3) comply with new audit rules adopted by the PCAOB after April 5, 2012 (unless the Securities and Exchange Commission determines otherwise), (4) provide certain disclosures relating to executive compensation generally required for larger public companies, or (5) hold shareholder advisory votes on executive compensation. Other than as set forth in the following paragraph, we have not yet made a decision as to whether to take advantage of any or all of the JOBS Act exemptions that are applicable to us. If we do take advantage of any of the remaining exemptions, we do not know if some investors will find our common stock less attractive as a result.

Additionally, the JOBS Act provides that an “emerging growth company” may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to “opt out” of such extended transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

You have limited control over our policies and operations.

Our board of trustees determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of trustees may amend or revise these and other policies without a vote of the shareholders. Our declaration of trust sets forth the shareholder voting rights required to be set forth therein under the Statement of Policy Regarding Real Estate Investment Trusts

published by the North American Securities Administrators Association (the NASAA REIT Guidelines). Under our declaration of trust and the Maryland REIT Law, our shareholders currently have a right to vote only on the following matters:

•	the election or removal of trustees;
•	the amendment of our declaration of trust, except that our board of trustees may amend our declaration of trust without shareholder approval to:
•	change our name;
•	change the name or other designation or the par value of any class or series of shares and the aggregate par value of our shares;
•	increase or decrease the aggregate number of our authorized shares;
•	increase or decrease the number of the shares of any class or series that we have the authority to issue;
•	effect certain reverse share splits; or
•	qualify as a REIT under the Internal Revenue Code or the Maryland REIT Law;
•	our termination; and
•	certain mergers, consolidations and sales or other dispositions of all or substantially all of our assets.

All other matters are subject to the discretion of our board of trustees.

Our board of trustees may change the methods of implementing our investment policies and objectives without shareholder approval, which could alter the nature of your investment.

Our declaration of trust requires that our independent trustees review our investment policies at least annually to determine that the policies we are following are in the best interest of the shareholders. These policies may change over time. The methods of implementing our investment policies may also vary, as new investment techniques are developed. The methods of implementing our investment policies, objectives and procedures may be altered by our board of trustees without the approval of our shareholders. As a result, the nature of your investment could change without your consent.

You are limited in your ability to sell your shares pursuant to our repurchase program.

Any investor requesting repurchase of their shares pursuant to our share repurchase program will be required to certify to us that such investor acquired the shares by either (1) a purchase directly from us or (2) a transfer from the original subscriber by way of a bona fide gift not for value to, or for the benefit of, a member of the subscriber’s immediate or extended family or through a transfer to a custodian, trustee or other fiduciary for the account of the subscriber or his/her immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or by operation of law. You also should be fully aware that our share repurchase program contains certain restrictions and limitations. Shares will be repurchased on a monthly basis. If funds are not available to accept all requested repurchases at the end of each month, pending requests will be honored as follows: first, pro rata as to repurchases upon the death of a shareholder; next, pro rata as to shareholders who demonstrate to our satisfaction another involuntary exigent circumstance, such as bankruptcy; and finally, pro rata as to other repurchase requests, with a priority given to the earliest repurchase requests received by us. We will not repurchase in excess of 5% of the weighted average number of shares outstanding during the trailing twelve-month period immediately prior to the repurchase date. In addition, the cash available for repurchase generally will be limited to 1% of our operating cash flow from the previous fiscal year plus any proceeds from our distribution reinvestment plan. Further, our board of trustees reserves the right to reject any request for repurchase or to terminate, suspend, or amend the share repurchase program at any time. Therefore, in making a decision to purchase shares, you should not assume that you will be able to sell any of your shares back to us pursuant to our repurchase program. For a more detailed description of the share repurchase program, see “Description of Shares — Share Repurchase Program.”

If you are able to resell your shares to us pursuant to our repurchase program, you will likely receive substantially less than the fair market value for your shares.

The purchase price for shares we repurchase under our repurchase program, for the period beginning after a shareholder has held the shares for a period of one year, will be (1) 92% of the purchase price (or estimated value, if determined by our board of trustees) for any shares held less than two years, (2) 94% of the purchase price (or estimated value, if determined by our board of trustees) of any shares held for at least two years but less than three years, (3) 96% of the purchase price (or estimated value, if determined by our board of trustees) of any shares held at least three years but less than four years, (4) 98% of the purchase price (or estimated value, if determined by our board of trustees) of any shares held at least four years but less than five years and (5) for any shares held at least five years, the purchase price actually paid for the shares (or estimated value, if determined by our board of trustees). However, at any time we are engaged in an offering of our shares, the per share price for shares purchased under our repurchase program will always be equal to or less than the applicable per share offering price. The price we will pay for repurchased shares will be offset by any net proceeds from capital transactions previously distributed to the redeeming shareholder as a return of capital. Accordingly, you would likely receive less by selling your shares back to us than you would receive if our investments were sold for their estimated values and such proceeds were distributed in our liquidation.

Your interest in us may be diluted if the price we pay in respect of shares repurchased under our share repurchase program exceeds the net asset value of our shares.

The prices we may pay for shares repurchased under our share repurchase program may exceed the net asset value of such shares at the time of repurchase. If this were to be the case, investors who do not elect or are unable to have some or all of their shares repurchased under our share repurchase program would suffer dilution in the value of their shares as a result of repurchases. We intend to create a reserve from our net interest income and net proceeds from capital transactions to recover some of the organization and offering expenses, including selling commissions and dealer manager fees we will incur in connection with the offering of our shares in order to cause the net asset value of the company to be on parity with or greater than the amount we may pay for shares under our share repurchase program. However, it is likely that non-redeeming shareholders will experience dilution as a result of repurchases which occur at a time when the net asset value has decreased, regardless of the reserve.

We will have broad discretion in how we use the net proceeds of this offering.

We will have broad discretion in how to use the net proceeds of this offering, and shareholders will be relying on our judgment regarding the application of these proceeds. You will not have the opportunity to evaluate the manner in which the net proceeds of this offering are invested or the economic merits of particular assets to be acquired or loans to be made.

The advisor entities’ subordinated incentive fee may create an incentive for the advisor entities to make speculative investments.

Because the incentive fee is subordinate to the payment of cumulative distributions to our shareholders, the interests of our advisor entities are not wholly aligned with those of our shareholders. The subordinated nature of the incentive fee means that our advisor entities will not receive such fee if our investments result only in minimal returns. Our advisor entities’ subordinated incentive fee may create an incentive for the advisor entities to advise us to make investments that have a higher potential return but are riskier or more speculative than would be the case in the absence of this incentive fee.

We established the offering price for our shares on an arbitrary basis; as a result, the offering price for our shares, and the price at which shares will be repurchased pursuant to our share repurchase program, are not related to any independent valuation.

Our board of trustees has arbitrarily determined the selling price of the shares and the price at which shares will be repurchased pursuant to our share repurchase program. Such prices bear no relationship to our book or asset values, or to any other established criteria for valuing outstanding common shares of beneficial interest or other ownership interests.

Payment of fees to our advisor entities and their affiliates will reduce cash available for investment and distribution.

Our advisor entities and their affiliates will perform services for us in connection with the offer and sale of the shares, the selection and acquisition of our investments, and the administration of our investments. They will be paid substantial fees for these services, which will reduce the amount of cash available for investment in properties or distribution to shareholders. For a more detailed discussion of the estimated use of the proceeds of this offering, see the “Compensation” section of this prospectus.

We are under no obligation to pay cash distributions. Distributions may be paid from capital and there can be no assurance that we will be able to pay or maintain cash distributions, or that distributions will increase over time.

There are many factors, including factors beyond our control, that can affect the availability and timing of cash distributions to shareholders. Distributions will be based principally on cash available from our loans, real estate securities, property acquisitions and other investments. The amount of cash available for distributions will be affected by our ability to invest in real estate properties, secured loans, mezzanine loans or participations in loans as offering proceeds become available, the yields on the secured loans in which we invest, amounts set aside to create a retained earnings reserve and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We are under no obligation to pay cash distributions and we can provide no assurance that we will be able to pay or maintain distributions or that distributions will increase over time. Nor can we give any assurance that income from the properties we purchase or the loans we make or acquire, or in which we participate, will increase or that future investments will increase our cash available for distributions to shareholders. Our actual results may differ significantly from the assumptions used by our board of trustees in establishing the distribution rate to shareholders. In addition, our board of trustees, in its discretion, may reinvest or retain for working capital any portion of our cash on hand. We cannot assure you that sufficient cash will be available to pay distributions to you.

Adverse market and economic conditions will negatively affect our returns and profitability.

Our results are sensitive to changes in market and economic conditions such as the level of employment, consumer confidence, consumer income, the availability of consumer and commercial financing, interest rate levels, supply of new and existing homes, supply of finished lots and the costs associated with constructing new homes and developing land. We may be affected by market and economic challenges, including the following, any of which may result from a continued or exacerbated general economic slowdown experienced by the nation as a whole or by the local economies where properties subject to our secured loans may be located:

•	poor economic conditions resulting in a slowing of new home sales and corresponding lot purchases by builders, further resulting in defaults by borrowers under our secured loans;
•	job transfers and layoffs causing new home sales to decrease;
•	lack of liquidity in the secondary mortgage market;
•	tighter credit standards for homebuyers;
•	general unavailability of commercial credit; and
•	illiquidity of financial institutions.

The length and severity of any economic downturn cannot be predicted. Our operations could be negatively affected to the extent that an economic downturn is prolonged or becomes more severe.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. We expect that we will have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over any federally insured amount. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of your investment.

Risks Related to the Secured Loan Lending Business

Defaults on our secured loans will reduce our income and your distributions.

Because a significant number of our assets will be secured loans, failure of a borrower to pay interest or repay a loan will have adverse consequences on our income. For example:

•	failure by a borrower to repay loans or interest on loans will reduce our income and, consequently, distributions to our shareholders;
•	we may not be able to resolve the default prior to foreclosure of the property securing the loan;
•	we may be required to expend substantial funds for an extended period to complete or develop foreclosed properties;
•	the subsequent income and sale proceeds we receive from the foreclosed properties may be less than competing investments; and
•	the proceeds from sales of foreclosed properties may be less than our investment in the properties.

Investments in unimproved real property and land development loans present additional risks compared to loans secured by operating properties.

We may invest up to 10% of our gross offering proceeds in loans to purchase unimproved real property. For purposes of this limitation, “unimproved real property” is defined as real property which has the following three characteristics: (a) an equity interest in real property which was not acquired for the purpose of producing rental or other income; (b) has no development or construction in process on such land; and (c) no development or construction on such land is planned in good faith to commence within one year. Land development mortgage loans may be riskier than loans secured by improved properties, because:

•	until disposition, the property does not generate income for the borrower to make loan payments;
•	the completion of planned development may require additional development financing by the borrower, which may not be available;
•	depending on the velocity or amount of lot sales to developers or homebuilders, demand for land may decrease, causing the price of the land to decrease;
•	there is no assurance that we will be able to sell unimproved land promptly if we are forced to foreclose upon it; and
•	lot sale contracts are generally not “specific performance” contracts, and the borrower may have no recourse if a homebuilder elects not to purchase lots.

Investments in second, mezzanine and wraparound mortgage loans present additional risks compared to loans secured by first deeds of trust.

We expect that we will be the junior lender with respect to some of our loans. We may invest in: (a) second mortgage loans (some of which are also secured by pledges); (b) mezzanine loans (which are secured by pledges); and (c) wraparound mortgage loans. A wraparound, or all-inclusive, mortgage loan is a loan in which the lender combines the remainder of an old loan with a new loan at an interest rate that blends the rate charged on the old loan with the current market rate. In a second mortgage loan and in a mezzanine loan, our rights as a lender, including our rights to receive payment on foreclosure, will be subject to the rights of the prior mortgage lender. In a wraparound mortgage loan, our rights will be similarly subject to the rights of any prior mortgage lender, but the aggregate indebtedness evidenced by our loan documentation will be the prior mortgage loans in addition to the new funds we invest. Under a wraparound mortgage loan, we would receive all payments from the borrower and forward to any senior lender its portion of the payments we receive. Because all of these types of loans are subject to the prior mortgage lender’s right to payment on foreclosure, we incur a greater risk when we invest in each of these types of loans.

Credit enhancements provided by us are subject to specific risks relating to the particular borrower and are subject to the general risks of investing in residential real estate.

We may provide credit enhancements to real estate developers, land bankers and other real estate investors (such credit enhancements may take the form of a loan guarantee to a third party-lender, the pledge of assets, a letter of credit or an inter-creditor agreement provided by us to a third-party lender for the benefit of a borrower and are intended to enhance the creditworthiness of the borrower, thereby affording the borrower credit at terms it would otherwise be unable to obtain). Our provision of credit enhancements will involve risks relating to the particular borrower under the third-party loan, including the financial condition and business outlook of the borrower. In addition, the borrowers who receive our credit enhancements are subject to the risks inherent in residential real estate discussed in this prospectus. See the sections of this prospectus captioned “Risk Factors — Risks Related to an Investment in United Development Funding Income Fund V,” “Risk Factors — General Risks Related to Investments in Real Estate,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Many of our loans will require balloon payments, which are riskier than loans with fully amortized payments.

We anticipate that substantially all of our loans will have balloon payments or reductions to principal tied to net cash from the sale of developed lots and the release formula created by the senior lender (i.e., the conditions under which principal is repaid to the senior lender, if any). A balloon payment is a large principal balance that is payable after a period of time during which the borrower has repaid none or only a small portion of the principal balance. Loans with balloon payments are riskier than loans with even payments of principal over an extended time period, such as 15 or 30 years, because the borrower’s repayment often depends on its ability to refinance the loan or sell the developed lots profitably when the loan comes due. There are no specific criteria used in evaluating the credit quality of borrowers for mortgage loans requiring balloon payments. Furthermore, a substantial period of time may elapse between the review of the financial statements of the borrower and the date when the balloon payment is due. As a result, there is no assurance that a borrower will have sufficient resources to make a balloon payment when due.

The interest-only loans we make or acquire may be subject to greater risk of default and there may not be sufficient funds or assets remaining to satisfy our loans, which may result in losses to us.

We will make and acquire interest-only loans or loans requiring reductions to accrued interest tied to net cash. Interest-only loans typically cost the borrower less in monthly loan payments than fully-amortizing loans which require a payment of principal as well as interest. This lower cost may enable a borrower to acquire a more expensive property than if the borrower was entering into a fully amortizing mortgage loan. Borrowers utilizing interest only loans are dependent on the appreciation of the value of the underlying property, and the sale or refinancing of such property, to pay down the interest-only loan since none of the principal balance is being paid down with the borrowers’ monthly payments. If the value of the underlying property declines due to market or other factors, it is likely that the borrower would hold a property that is worth less than the mortgage balance on the property. Thus, there may be greater risk of default by borrowers who enter into interest-only loans. In addition, interest-only loans include an interest reserve in the loan amount. If such reserve is required to be funded due to a borrower’s non-payment, the loan-to-value ratio for that loan will increase, possibly above generally acceptable levels. In the event of a defaulted interest-only loan, we would acquire the underlying collateral, which may have declined in value. In addition, there are significant costs and delays associated with the foreclosure process. Any of these factors may result in losses to us.

Larger loans result in less portfolio diversity and may increase risk and the concentration of loans with a common borrower may increase our risk.

We will invest in loans that individually constitute an average amount equal to the lesser of (a) 0.25% to 1.5% of the total amount raised in this offering, or (b) $2.5 million to $15 million. However, we may invest in larger loans depending on such factors as our performance and the value of the collateral. These larger loans are riskier because they may reduce our ability to diversify our loan portfolio. Our largest loan to a single borrower will not exceed an amount equal to 20% of the good faith expected total capital contributions to be raised in this offering.

The concentration of loans with a common borrower may increase our risks.

We may invest in multiple mortgage loans that share a common borrower or loans to related borrowers. The bankruptcy, insolvency or other inability of any borrower that is the subject of multiple loans to pay interest or repay principal on its loans would have adverse consequences on our income and reduce the amount of funds available for distribution to investors. In addition, we expect to be dependent on a limited number of borrowers for a large portion of our business. The more concentrated our portfolio is with one or a few borrowers, the greater credit risk we face. The loss of any one of these borrowers would have a material adverse effect on our financial condition and results of operations.

Incorrect or changed property values could result in losses and decreased distributions to you.

We will depend primarily upon our real estate security to protect us on the loans that we make. We will depend partly upon the skill of independent appraisers to value the security underlying our loans and partly upon our advisor entities’ internal underwriting and appraisal process. However, notwithstanding the experience of the appraisers selected by our advisor entities, they or our advisor entities may make mistakes, or regardless of decisions made at the time of funding, market conditions may deteriorate for various reasons, causing a decrease to the value of the security for our loans. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, we may not recover the full amount of our loan, thus reducing the amount of funds available to distribute to you.

Changes in market interest rates may reduce our income and your distributions.

A substantial portion of all of our loans will be fixed-interest rate loans. Market yields on investments comparable to the yield on the shares could materially increase above the general level of our fixed-rate loans. Our distributions could then be less than the yield you may obtain from these other investments. We also will make loans with variable interest rates, which will cause variations in the yield to us from these loans. We may make loans with interest rate guarantee provisions in them, requiring a minimum period of months or years of earned interest even if the loan is paid off during the guarantee period. The duration of the guarantee is subject to negotiation and will likely vary from loan to loan. Other than these provisions, the majority of our loans will not include prepayment penalties for a borrower paying off a loan prior to maturity. The absence of a prepayment penalty in our loans may lead borrowers to refinance higher interest rate loans in a market of falling interest rates. This would then require us to reinvest the prepayment proceeds in loans or alternative short-term investments with lower interest rates and a corresponding lower yield to you. All of these risks increase as the length of maturity of a loan increases and the amount of cash available for new higher interest loans decreases. A material increase in market interest rates could result in a decrease in the supply of suitable secured loans to us, as there will likely be fewer attractive transactions for borrowers and less activity in the marketplace.

Some losses that borrowers might incur may not be insured and may result in defaults that would increase your risk.

Our loans will require that borrowers of interim construction loans carry hazard insurance for our benefit. Some events are, however, either uninsurable or insurance coverage is economically not practicable. Losses from earthquakes, floods or mudslides, for example, may be uninsured and cause losses to us on entire loans. If a borrower allows insurance to lapse, an event of loss could occur before we become aware of the lapse and have time to obtain insurance ourselves. Insurance coverage may be inadequate to cover property losses.

Foreclosures create additional ownership risks to us of unexpected increased costs or decreased income.

When we acquire property by foreclosure, we have economic and liability risks as the owner, including:

•	less income and reduced cash flows on foreclosed properties than could be earned and received on secured loans;
•	being reliant on selling the lots to homebuilders;
•	being reliant on selling the land to developers, homebuilders or other real estate investors;

•	having to control construction or development and holding expenses;
•	having to cope with general and local market conditions;
•	having to comply with changes in laws and regulations pertaining to taxes, use, zoning and environmental protection; and
•	possible liability for injury to persons and property.

If any of these risks were to materialize, then the return on the particular investment could be reduced, and our business, financial condition and results of operations could be adversely affected.

If we were found to have violated applicable usury laws, we would be subject to penalties and other possible risks.

Usury laws generally regulate the amount of interest that may lawfully be charged on indebtedness. Each state has its own distinct usury laws. We believe that our loans will not violate applicable usury laws. There is a risk, however, that a court could determine that our loans do violate applicable usury laws. If we were found to have violated applicable usury laws, we could be subject to penalties, including fines equal to three times the amount of usurious interest collected and restitution to the borrower. Additionally, usury laws often provide that a loan that violates usury laws is unenforceable. If we are subject to penalties or restitution or if our loan agreements are adjudged unenforceable by a court, it would have a material, adverse effect on our business, financial condition and results of operations and we would have difficulty making distributions to our shareholders.

General Risks Related to Investments in Real Estate

Our operating results may be affected by economic and regulatory changes that have an adverse impact on the real estate market in general.

Our operating results will be subject to risks generally incident to the ownership of assets related to the real estate industry, including:

•	changes in interest rates and availability of permanent mortgage funds;
•	changes in general economic or local conditions;
•	changes in tax, real estate, environmental and zoning laws; and
•	periods of high interest rates and tight money supply.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the amount of income we receive from our investments.

We expect to borrow money to make loans or purchase some of our real estate assets. If we fail to obtain or renew sufficient funding on favorable terms or at all, we will be limited in our ability to make loans or purchase assets, which will harm our results of operations. Furthermore, if we borrow money, your risks will increase if defaults occur.

We may incur substantial debt. Our board of trustees has adopted a policy to generally limit our aggregate borrowings to 50% of the aggregate fair market value of our real estate properties or secured loans once we have invested a majority of the net proceeds of this offering and subsequent offerings, if any. However, we are permitted by our declaration of trust to borrow up to 300% of our net assets, and may borrow in excess of such amount if such excess borrowing is approved by a majority of our independent trustees and disclosed in our next quarterly report to shareholders, along with justification for such excess. Loans we obtain will likely be secured with recourse to all of our assets, which will put those assets at risk of forfeiture if we are unable to pay our debts.

Our ability to achieve our investment objectives depends, in part, on our ability to borrow money in sufficient amounts and on favorable terms. We expect to depend on a few lenders to provide the primary credit facilities for our investments, although we currently do not have any established financing sources. In addition, our future indebtedness may limit our ability to make additional borrowings. If our lenders do not allow us to renew our borrowings or we cannot replace maturing borrowings on favorable terms or at all, we might have to sell our investment assets under adverse market conditions, which would harm our results of operations and may result in permanent losses. In addition, loans we obtain may be secured by all of our assets, which will put those assets at risk of forfeiture if we are unable to pay our debts.

Although we have no current financing arrangements in place, we will pursue securing a credit facility to use in the future.

Dislocations in the credit markets and real estate markets could have a material adverse effect on our results of operations, financial condition and ability to pay distributions to you.

Domestic and international financial markets recently experienced significant dislocations which were brought about in large part by failures in the U.S. banking system. These dislocations have severely impacted the availability of credit and have contributed to rising costs associated with obtaining credit. If debt financing is not available on terms and conditions we find acceptable, we may not be able to obtain financing for investments. If this dislocation in the credit markets persists, our ability to borrow monies to finance investments in real estate assets will be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of real estate investments we can make, and the return on the investments we do make likely will be lower. All of these events could have an adverse effect on our results of operations, financial condition and ability to pay distributions.

Our operating results may be negatively affected by potential development and construction delays and resultant increased costs and risks.

We may provide financing for borrowers that will develop and construct improvements to land at a fixed contract price. We will be subject to risks relating to uncertainties associated with re-zoning for development and environmental concerns of governmental entities and/or community groups and our borrowers’ ability to control land development costs or to build infrastructure in conformity with plans, specifications and timetables deemed necessary by builders. The borrower’s failure to perform may necessitate legal action by us to compel performance. Performance also may be affected or delayed by conditions beyond such borrower’s control. Delays in completion of construction could also give builders the right to terminate preconstruction lot purchase contracts. These and other such factors can result in increased costs to the borrower that may make it difficult for the borrower to make payments to us. Furthermore, we must rely upon projections of lot take downs, expenses and estimates of the fair market value of property when evaluating whether to make loans. If our projections are inaccurate, and we are forced to foreclose on a property, our return on our investment could suffer.

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Under certain circumstances, a secured lender, in addition to the owner of real estate, may be liable for clean-up costs or have the obligation to take remedial actions under environmental laws, including, but not limited to, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA). Some of these laws and regulations may impose joint and several liability for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell such property or to use the property as collateral for future borrowing.

If we foreclose on a defaulted loan to recover our investment, we may become subject to environmental liabilities associated with that property if we participate in the management of that property or do not divest ourselves of the property at the earliest practicable time on commercially reasonable terms. Environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. It is possible that property on which we foreclose may contain hazardous substances, waste, contaminants or pollutants that we may be required to remove or remediate in order to clean up the property. If we foreclose on a contaminated property, we also may incur liability to tenants or users of neighboring properties. We cannot assure you that we will not incur full recourse liability for the entire cost of removal and cleanup, that the cost of such removal and cleanup will not exceed the value of the property, or that we will recover any of these costs from any other party. It may be difficult or impossible to sell a property following discovery of hazardous substances or wastes on the property. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to you.

Terrorist attacks or other acts of violence or war may affect the industry in which we operate, our operations and our profitability.

Terrorist attacks may harm our results of operations and your investment. We cannot assure you that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly or indirectly impact the value of the property we own or the property underlying our loans. Losses resulting from these types of events are generally uninsurable. Moreover, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets. They could also result in economic uncertainty in the United States or abroad. Adverse economic conditions resulting from terrorist activities could negatively impact borrowers’ ability to repay loans we make to them or harm the value of the property underlying our investments, both of which would impair the value of our investments and decrease our ability to make distributions to you.

We will be subject to risks related to the geographic concentration of the properties securing the loans and equity investments we make.

Although we may purchase loans and make investments throughout the contiguous United States, initially we expect the majority of investments will be in the Southeastern and Southwestern United States, with an initial focus of substantially all of our investing and lending (90% or more) in the major Texas submarkets, and subsequently in the North Carolina, South Carolina, Georgia, Arizona and Florida residential real estate submarkets. However, if the residential real estate market or general economic conditions in these geographic areas decline to an extent greater than we forecast, or recover to a lesser extent than we forecast, our and our borrowers’ ability to sell lots and land located in these areas may be impaired, we may experience a greater rate of default on the loans or other investments we make with respect to real estate in these areas, and the value of the lots and parcels in which we invest and that are underlying our investments in these areas could decline. Any of these events could materially adversely affect our business, financial condition or results of operations.

We will be subject to a number of legal and regulatory requirements, including regulations regarding interest rates, mortgage laws, securities laws and the taxation of REITs or business trusts, which may adversely affect our operations.

Federal and state lending laws and regulations generally regulate interest rates and many other aspects of real estate loans and contracts. Violations of those laws and regulations could materially adversely affect our business, financial condition and results of operations. We cannot predict the extent to which any law or regulation that may be enacted or enforced in the future may affect our operations. In addition, the costs to comply with these laws and regulations may adversely affect our profitability. Future changes to the laws and regulations affecting us, including changes to mortgage laws and securities laws and changes to the Internal Revenue Code applicable to the taxation of REITs or business trusts, could make it more difficult or expensive for us to comply with such laws or otherwise harm our business.

Federal Income Tax Risks

Failure to qualify as a REIT would adversely affect our operations and our ability to make distributions.

We have not yet elected to be taxed as a REIT. In order for us to qualify as a REIT, we must satisfy certain requirements set forth in the Internal Revenue Code and treasury regulations promulgated thereunder and various factual matters and circumstances that are not entirely within our control. We intend to structure our activities in a manner designed to satisfy all of these requirements. However, if certain of our operations were to be recharacterized by the Internal Revenue Service, such recharacterization could jeopardize our ability to satisfy all of the requirements for qualification as a REIT.

The opinion of our legal counsel, Morris, Manning & Martin, LLP, regarding our ability to qualify as a REIT does not guarantee our ability to qualify and remain a REIT. Our legal counsel has rendered its opinion that we will qualify as a REIT, based upon our representations as to the manner in which we are and will be owned, invest in assets and operate, among other things. Our qualification as a REIT will depend upon our ability to meet, through investments, actual operating results, distributions and satisfaction of specific shareholder rules, the various tests imposed by the Internal Revenue Code. Morris, Manning & Martin, LLP will not review these operating results or compliance with the qualification standards on an ongoing basis. This means that we cannot assure you that we will satisfy the REIT requirements in the future. Also, this opinion represents Morris, Manning & Martin, LLP’s legal judgment based on the law in effect as of the date of this prospectus and is not binding on the Internal Revenue Service or the courts, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to the federal income tax laws, any of which could be applied retroactively.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we may be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to shareholders because of the additional tax liability. In addition, distributions to shareholders would no longer qualify for the distributions paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Qualification as a REIT is subject to the satisfaction of tax requirements and various factual matters and circumstances that are not entirely within our control. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of being a REIT. Our failure to qualify as a REIT would adversely affect your return on your investment.

Our investment strategy may cause us to incur penalty taxes, lose our REIT status, or own and sell properties through taxable REIT subsidiaries, each of which would diminish the return to our shareholders.

In light of our investment strategy, it is possible that one or more sales of our properties may be “prohibited transactions” under provisions of the Internal Revenue Code. See “Federal Income Tax Considerations — Prohibited Transactions.” If we are deemed to have engaged in a “prohibited transaction” (i.e., we sell a property held by us primarily for sale in the ordinary course of our trade or business), all income that we derive from such sale would be subject to a 100% tax. The Internal Revenue Code sets forth a safe harbor for REITs that wish to sell a property without risking the imposition of the 100% tax. A principal requirement of the safe harbor is that the REIT must hold the applicable property for not less than two years prior to its sale. See “Federal Income Tax Considerations — Prohibited Transactions.” Given our investment strategy, it is entirely possible, if not likely, that the sale of one or more of our properties will not fall within the prohibited transaction safe harbor.

If we desire to sell a property pursuant to a transaction that does not fall within the safe harbor, we may be able to avoid the 100% penalty tax if we acquired the property through a TRS or acquired the property and transferred it to a TRS for a non-tax business purpose prior to the sale (i.e., for a reason other than the avoidance of taxes). However, there may be circumstances that prevent us from using a TRS in a transaction that does not qualify for the safe harbor. Additionally, even if it is possible to effect a property disposition through a TRS, we may decide to forego the use of a TRS in a transaction that does not meet the safe harbor based on our own internal analysis, the opinion of counsel or the opinion of other tax advisors that the disposition will not be subject to the 100% penalty tax. In cases where a property disposition is not effected through a TRS, the Internal Revenue Service could successfully assert that the disposition constitutes a prohibited transaction, in which event all of the net income from the sale of such property will be payable as a tax and none of the proceeds from such sale will be distributable by us to our shareholders or available for investment by us.

If we acquire a property that we anticipate will not fall within the safe harbor from the 100% penalty tax upon disposition, then we may acquire such property through a TRS in order to avoid the possibility that the sale of such property will be a prohibited transaction and subject to the 100% penalty tax. If we already own such a property directly or indirectly through an entity other than a TRS, we may contribute the property to a TRS if there is another, non-tax related business purpose for the contribution of such property to the TRS. Following the transfer of the property to a TRS, the TRS will operate the property and may sell such property and distribute the net proceeds from such sale to us, and we may distribute the net proceeds distributed to us by the TRS to our shareholders. Though a sale of the property by a TRS may eliminate the danger of the application of the 100% penalty tax, the TRS itself would be subject to a tax at the federal level, and potentially at the state and local levels, on the gain realized by it from the sale of the property as well as on the income earned while the property is operated by the TRS. This tax obligation would diminish the amount of the proceeds from the sale of such property that would be distributable to our shareholders. As a result, the amount available for distribution to our shareholders would be substantially less than if the REIT had not operated and sold such property through the TRS and such transaction was not characterized as a prohibited transaction. The maximum federal corporate income tax rate currently is 35%. Federal, state and local corporate income tax rates may be increased in the future, and any such increase would reduce the amount of the net proceeds available for distribution by us to our shareholders from the sale of property through a TRS after the effective date of any increase in such tax rates.

If we own too many properties through one or more of our TRSs, then we may lose our status as a REIT. If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we may be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to shareholders because of the additional tax liability. In addition, distributions to shareholders would no longer qualify for the distributions paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. As a REIT, the value of the securities we hold in all of our TRSs may not exceed 25% of the value of all of our assets at the end of any calendar quarter. If the Internal Revenue Service were to determine that the value of our interests in all of our TRSs exceeded 25% of the value of total assets at the end of any calendar quarter, then we would fail to qualify as a REIT. If we determine it to be in our best interests to own a substantial number of our properties through one or more TRSs, then it is possible that the Internal Revenue Service may conclude that the value of our interests in our TRSs exceeds 25% of the value of our total assets at the end of any calendar quarter and therefore cause us to fail to qualify as a REIT. Additionally, as a REIT, no more than 25% of our gross income with respect to any year may be from sources other than real estate. Distributions paid to us from a TRS are considered to be non-real estate income. Therefore, we may fail to qualify as a REIT if distributions from all of our TRSs, when aggregated with all other non-real estate income with respect to any one year, are more than 25% of our gross income with respect to such year. We will use all reasonable efforts to structure our activities in a manner that satisfies the requirements for qualification as a REIT. Our failure to qualify as a REIT would adversely affect your return on your investment.

Certain fees paid to us may affect our REIT status.

Certain fees and income we receive could be characterized by the Internal Revenue Service as non-qualifying income for purposes of satisfying the “income tests” required for REIT qualification. If this fee income were, in fact, treated as non-qualifying, and if the aggregate of such fee income and any other non-qualifying income in any taxable year ever exceeded 5% of our gross revenues for such year, we could lose our REIT status for that taxable year and the four ensuing taxable years. We will use all reasonable efforts to structure our activities in a manner that satisfies the requirements for qualification as a REIT. Our failure to qualify as a REIT would adversely affect your return on your investment.

You may have tax liability on distributions you elect to reinvest in our common shares of beneficial interest, and you may have to use funds from other sources to pay such tax liability.

If you elect to have your distributions reinvested in our common shares of beneficial interest pursuant to our distribution reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested that does not represent a return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the shares received.

If our operating partnership fails to maintain its status as a partnership, its income may be subject to taxation, which would reduce our cash available for distribution to our shareholders.

We intend to maintain the status of the operating partnership as a partnership for federal income tax purposes. However, if the Internal Revenue Service were to successfully challenge the status of the operating partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the operating partnership could make to us. This would also result in our losing REIT status, and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to make distributions and the return on your investment. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

In certain circumstances, we may be subject to federal and state taxes on income as a REIT, which would reduce our cash available for distribution to our shareholders.

Even if we qualify and maintain our status as a REIT, we may become subject to federal income taxes and related state taxes. For example, if we have net income from a “prohibited transaction,” such income will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We also may decide to retain income we earn from the interest on our secured loans or the sale or other disposition of our property and pay income tax directly on such income. In that event, our shareholders would be treated as if they earned that income and paid the tax on it directly. However, shareholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We also may be subject to state and local taxes on our income or property, either directly or at the level of the operating partnership or at the level of the other companies through which we indirectly make secured loans or own our assets. Any federal or state taxes paid by us will reduce our cash available for distribution to our shareholders.

Legislative or regulatory action with respect to taxes could adversely affect the returns to our investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our common shares of beneficial interest. On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010 (the Reconciliation Act). The Reconciliation Act requires certain shareholders who are U.S. citizens and resident aliens and certain estates or trusts to pay a 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares, subject to certain exceptions. This additional tax applies broadly to essentially all dividends and all gains from dispositions of shares, including dividends from REITs and gain from dispositions of REIT shares, such as our common shares of beneficial interest.

Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a shareholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. You also should note that our counsel’s tax opinion is based upon existing law and treasury regulations promulgated under the Internal Revenue Code, applicable as of the date of its opinion, all of which are subject to change, either prospectively or retroactively.

Congress passed major federal tax legislation in 2003, with modifications to that legislation in 2005 and an extension of that legislation by the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010. One of the changes effected by that legislation generally reduced the maximum tax rate on qualified dividends paid by corporations to individuals to 15% through 2012. On January 3, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, extending such 15% qualified dividend rate for 2013 and subsequent taxable years for those unmarried individuals with income under $400,000 and for married couples with income under $450,000. For those with income above such thresholds, the qualified dividend rate is 20%. REIT distributions, however, generally do not constitute qualified dividends and consequently are not eligible for this reduced maximum tax rate. Therefore, you will pay federal income tax on our distributions (other than capital gains dividends or distributions which represent a return of capital for tax purposes) at the applicable “ordinary income” rate, the maximum of which is currently 39.6%. However, as a REIT, we generally would not be subject to federal or state corporate income taxes on that portion of our ordinary income or capital gain that we distribute to our shareholders, and we thus expect to avoid the “double taxation” to which other companies are typically subject.

Although REITs continue to receive substantially better tax treatment than entities taxed as corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be taxed for federal income tax purposes as a corporation. As a result, our declaration of trust provides our board of trustees with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, without the vote of our shareholders. Our board of trustees has fiduciary duties to us and our shareholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interest of our shareholders.

Equity participation in secured loans may result in taxable income and gains from these properties which could adversely impact our REIT status.

If we participate under a secured loan in any appreciation of the properties securing the secured loan or its cash flow and the Internal Revenue Service characterizes this participation as “equity,” we might have to recognize income, gains and other items from the property. This could affect our ability to qualify as a REIT.

Distributions to tax-exempt investors may be classified as UBTI and tax-exempt investors would be required to pay tax on such income and to file income tax returns.

Neither ordinary nor capital gain distributions with respect to our common shares of beneficial interest nor gain from the sale of shares should generally constitute UBTI to a tax-exempt investor. However, there are certain exceptions to this rule, including:

•	under certain circumstances, part of the income and gain recognized by certain qualified employee pension trusts with respect to our shares may be treated as UBTI if our shares are predominately held by qualified employee pension trusts, such that we are a “pension-held” REIT (which we do not expect to be the case);
•	part of the income and gain recognized by a tax-exempt investor with respect to our shares would constitute UBTI if such investor incurs debt in order to acquire the common shares of beneficial interest; and
•	part or all of the income or gain recognized with respect to our common shares of beneficial interest held by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from U.S. federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Internal Revenue Code may be treated as UBTI.

We encourage you to consult your own tax advisor to determine the tax consequences applicable to you if you are a tax-exempt investor. See “Federal Income Tax Considerations — Taxation of Shareholders — Taxation of Tax-Exempt Shareholders.”

Distributions to foreign investors may be treated as ordinary income distributions to the extent that they are made out of current or accumulated earnings and profits.

In general, foreign investors will be subject to regular U.S. federal income tax with respect to their investment in our shares if the income derived therefrom is “effectively connected” with the foreign investor’s conduct of a trade or business in the United States. A distribution to a foreign investor that is not attributable to gain realized by us from the sale or exchange of a “U.S. real property interest” within the meaning of the Foreign Investment in Real Property Tax Act of 1980, as amended(FIRPTA), and that we do not designate as a capital gain dividend, will be treated as an ordinary income distribution to the extent that it is made out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Generally, any ordinary income distribution will be subject to a U.S. federal income tax withholding equal to 30% of the gross amount of the distribution, unless this tax is reduced by the provisions of an applicable treaty. See the “Federal Income Tax Considerations — Taxation of Shareholders — Taxation of Foreign Shareholders” section of this prospectus.

Foreign investors may be subject to FIRPTA tax upon the sale of their shares.

A foreign investor disposing of a U.S. real property interest, including shares of a U.S. entity whose assets consist principally of U.S. real property interests, is generally subject to FIRPTA tax on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of shares in a REIT if the REIT is “domestically controlled.” A REIT is “domestically controlled” if less than 50% of the REIT’s shares, by value, have been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. While we intend to qualify as “domestically controlled,” we cannot assure you that we will. If we were to fail to so qualify, gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless the shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common shares of beneficial interest. See the “Federal Income Tax Considerations — Taxation of Shareholders — Taxation of Foreign Shareholders” section of this prospectus.

Foreign investors may be subject to FIRPTA tax upon the payment of a capital gain distribution.

A foreign investor also may be subject to FIRPTA tax upon the payment of any capital gain distribution by us, which distribution is attributable to gain from sales or exchanges of U.S. real property interests. Additionally, capital gain distributions paid to foreign investors, if attributable to gain from sales or exchanges of U.S. real property interests, would not be exempt from FIRPTA and would be subject to FIRPTA tax. See the “Federal Income Tax Considerations — Taxation of Shareholders — Taxation of Foreign Shareholders” section of this prospectus for further discussion.

We encourage you to consult your own tax advisor to determine the tax consequences applicable to you if you are a foreign investor.

Risks Related to Investments by Tax-Exempt Entities and Benefit Plans Subject to ERISA

If you fail to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our common shares of beneficial interest, you could be subject to civil (and criminal, if your failure is willful) penalties.

There are special considerations that apply to tax-qualified pension, stock bonus or profit-sharing plans, employee benefit plans described in Section 3(3) of ERISA and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as IRAs or annuities described in Sections 408 or 408A of the Internal Revenue Code, annuities described in Sections 403(a) or (b) of the Internal Revenue Code, Archer Medical Savings Accounts (Archer MSA) described in Section 220(d) of the Internal Revenue Code, health savings accounts described in Section 223(d) of the Internal Revenue Code, and Coverdell education savings accounts described in Section 530 of the Internal Revenue Code) that are investing in our shares. If you are investing the assets of a plan or IRA in our common shares of beneficial interest, you should satisfy yourself that, among other things:

•	your investment is consistent with your fiduciary obligations under ERISA and the Internal Revenue Code applicable to your plan or IRA, and other applicable provisions of ERISA and the Internal Revenue Code applicable to your plan or IRA;
•	your investment is made in accordance with the documents and instruments governing your plan or IRA (including your plan’s investment policy, if applicable);
•	your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and all other applicable provisions of ERISA and the Internal Revenue Code that may apply to your plan or IRA;
•	your investment will not impair the liquidity needs of the plan or IRA, including liquidity needs to satisfy minimum and other distribution requirements and tax withholding requirements that may be applicable;
•	your investment will not produce UBTI for the plan or IRA (see the “Federal Income Tax Considerations — Taxation of Shareholders — Taxation of Tax-Exempt Shareholders” section of this prospectus);
•	you will be able to value the assets of the plan or IRA annually or more frequently in accordance with ERISA and Internal Revenue Code requirements and any applicable provisions of the plan or IRA;
•	your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code; and
•	our assets will not be treated as “plan assets” (as defined below in “Investments by Tax-Exempt and ERISA Considerations — Plan Assets — Definition”) of your plan or IRA.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil (and, if willful, criminal) penalties and could subject the responsible fiduciaries to liability and equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the “party-in-interest” or “disqualified person” who engaged in the prohibited transaction may be subject to the imposition of excise taxes with respect to the amount involved, and for IRAs, the tax-exempt status of the IRA may be lost. For a discussion of the considerations associated with an investment in our shares by a tax-qualified employee benefit plan or IRA, see the “Investment by Tax-Exempt Entities and ERISA Considerations” section of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this prospectus that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “will,” “should,” “expect,” “could,” “would,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included in this prospectus are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in this offering;
•	the ability to raise significant capital on our behalf;
•	changes in economic conditions generally and the real estate and securities markets specifically;
•	legislative or regulatory changes (including changes to the laws governing the taxation of REITs);
•	the availability of capital;
•	interest rates; and
•	changes to GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this prospectus. All forward-looking statements are made as of the date of this prospectus and the risk that actual results will differ materially from the expectations expressed in this prospectus will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, including, without limitation, the risks described under the “Risk Factors” section of this prospectus, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this prospectus will be achieved.

ESTIMATED USE OF PROCEEDS

The following table sets forth information about how we will use the proceeds raised in this offering, assuming that we sell (1) the minimum offering of 100,000 shares and no shares pursuant to our distribution reinvestment plan, (2) the maximum offering of 37,500,000 shares pursuant to our primary offering and no shares pursuant to our distribution reinvestment plan, and (3) the maximum offering of 50,657,895 shares including shares pursuant to our distribution reinvestment plan.

Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time. We expect to use at least 85.44% of the money that shareholders invest to make secured loans and other real estate investments or to fund distributions if our cash flow from operations is insufficient. The remaining up to 14.56% of gross proceeds of this offering will be used to pay fees and expenses to our advisor entities and their affiliates and the dealer manager and soliciting dealers.

We may pay distributions from sources other than our cash flows from operations, including offering proceeds, borrowings in anticipation of future cash flows or other sources. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would (1) cause us to be unable to pay our debts as they become due in the usual course of business or (2) cause our total assets to be less than the sum of our total liabilities plus, unless our declaration of trust provides otherwise, senior liquidation preferences, if any. It is likely that we will use offering proceeds to fund a majority of our distributions until such time, if any, that we have invested in a substantial portfolio of income producing assets.

Our fees and expenses, as listed below, include the following:

•	Selling commissions equal to 7.0% of gross offering proceeds (except that no selling commissions will be paid with respect to sales pursuant to our distribution reinvestment plan), payable to the dealer manager. The dealer manager will reallow all selling commissions earned to soliciting dealers. Selling commissions may be reduced for certain categories of purchasers or in certain limited circumstances, as described in the “Plan of Distribution” section of this prospectus.
•	Dealer manager fees of 3.0% of our gross offering proceeds (except that no dealer manager fees will be paid with respect to sales pursuant to our distribution reinvestment plan), payable to the dealer manager. The dealer manager fees may be reduced in certain circumstances, as described in the “Plan of Distribution” section of this prospectus. The dealer manager may reallow all or a portion of its dealer manager fee to soliciting dealers. The dealer manager anticipates that, of its 3.0% dealer manager fee, a maximum of 1.5% of the gross proceeds from common shares sold in primary offering portion of this offering may be reallowed to soliciting broker dealers for non-accountable marketing support. However, based on its past experience, our dealer manager does not expect to reallow more than 1.0% of the gross proceeds for such support.
•	Our advisor entities or their affiliates will be responsible for the payment of all organization and offering expenses other than those expenses that would be deemed to be underwriting compensation, which we will pay directly. We will reimburse our advisor entities or their affiliates up to 2% of the gross offering proceeds for organization and offering expenses that they incur on our behalf. Our advisor entities and their affiliates will be responsible for the payment of all organization and offering expenses (other than selling commissions and dealer manager fees) to the extent they exceed 2% of gross offering proceeds at the completion of this offering, without recourse against or reimbursement by us. Organizational and offering expenses in excess of 2% of the gross offering proceeds will be paid 70% by the sub-advisor and 30% by the advisor. We may not increase the amount we are obligated to pay our advisor entities with respect to organization and offering expenses during this offering. Under no circumstances may our total organization and offering expenses (including selling commissions and dealer manager fees) exceed 15% of gross offering proceeds.

Organization and offering expenses (other than selling commissions and dealer manager fees) are defined generally as any and all costs and expenses incurred by us in connection with our formation, preparing us for this offering, the qualification and registration of this offering and the marketing and distribution of our shares in this offering, including, but not limited to, accounting and legal fees, bona fide due diligence expenses which are separately and specifically invoiced, amending the registration statement and supplementing the prospectus, printing, mailing and distribution costs, filing fees, amounts to reimburse our advisor or its affiliates for the salaries of employees and other costs in connection with preparing supplemental sales literature, telecommunication costs, charges of transfer agents, registrars, trustees, escrow holders, depositories and experts, the cost of bona fide training and education meetings held by us (including the travel, meal and lodging costs of registered representatives of broker-dealers), attendance fees and cost reimbursement for employees of our advisor entities and their affiliates to attend retail conferences conducted by broker-dealers.

•	Acquisition and origination fees and expenses equal to 3% of the net amount available for investment after payment of selling commissions, dealer manager fees and organization and offering expenses, i.e., 3% of the funds advanced in respect of secured loans and 3% of the contract purchase price of other real estate investments, payable to our advisor entities and their affiliates in connection with the selection, evaluation, acquisition and/or origination of secured loans, and the selection, evaluation and acquisition of other real estate investments, including, but not limited to, legal fees and expenses, travel and communication expenses, costs of appraisals, accounting fees and expenses, nonrefundable option payments on properties that are not acquired, title insurance, and miscellaneous expenses related to the selection and acquisitions of investments, whether or not acquired.

In no event shall the total underwriting compensation, consisting of selling commissions and dealer manager fees, exceed 10% of gross offering proceeds from the primary offering.

	Minimum Offering (100,000 shares)(1)		Maximum Primary Offering (37,500,000 shares)(1)		Maximum Total Offering (50,657,895 shares)(1)
	Amount	Percent	Amount	Percent	Amount	Percent
Gross offering proceeds	$2,000,000	100.00%	$750,000,000	100.00%	$1,000,000,000	100.00%
Selling commissions(2)	140,000	7.00	52,500,000	7.00	52,500,000	5.25
Dealer manager fees(2)	60,000	3.00	22,500,000	3.00	22,500,000	2.25
Organization and offering expenses(3)	40,000	2.00	15,000,000	2.00	20,000,000	2.00
Amount available for investment	$1,760,000	88.00%	$660,000,000	88.00%	$905,000,000	90.50%
Acquisition and origination fees and expenses(4)	$51,262	2.56%	$19,223,301	2.56%	$26,359,223	2.64%
Amount estimated to be invested(5)	$1,708,738	85.44%	$640,776,699	85.44%	$878,640,777	87.86%

(1)	For purposes of this table, the minimum offering and maximum primary offering amounts assume that no purchases are made under our distribution reinvestment plan, and the maximum total offering amounts assume the sale of all 50,657,895 shares being offered under the primary offering and our distribution reinvestment plan.
(2)	We pay selling commissions of up to 7.0% and a dealer manager fee of up to 3.0%, each of which is based on the gross proceeds of the primary offering and payable to the dealer manager. The dealer manager will reallow all selling commissions, subject to federal and state securities laws, to the soliciting dealers who sold our common shares. In addition, the dealer manager, in its sole discretion, may reallow all or a portion of the dealer manager fee attributable to our common shares, subject to federal and state securities laws, sold by soliciting dealers participating in this offering. The dealer manager anticipates that, of its 3.0% dealer manager fee, a maximum of 1.5% of the gross proceeds from common shares sold in this offering may be reallowed to soliciting dealers for non-accountable marketing support. However, based on its past experience, our dealer manager does not expect to reallow more than 1.0% of the gross proceeds for such support. Alternatively, a soliciting dealer may elect to receive a fee equal to

7.5% of the gross proceeds from the sale of shares by such soliciting dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale. If the soliciting dealer receives a fee equal to 7.5% of the gross proceeds from the sale of shares by such soliciting dealer, then the dealer manager will receive a 2.5% dealer manager fee. The total amount of all items of compensation from any source payable to our dealer manager or the soliciting dealers will not exceed an amount that equals 10% of the gross offering proceeds (excluding shares purchased through the distribution reinvestment plan). The selling commissions and dealer manager fee may be reduced for volume discounts and other circumstances or waived as further described in the “Plan of Distribution” section of this prospectus; however, for purposes of this table we have not assumed any such discounts or waivers. We do not pay selling commissions or dealer manager fees for shares issued pursuant to our distribution reinvestment plan.
(3)	Our advisor entities will pay any amount of organization and offering expense that exceeds 2% of the gross offering proceeds at the completion of this offering. Organizational and offering expenses in excess of 2% of the gross offering proceeds will be paid 70% by the sub-advisor and 30% by the advisor.
(4)	For purposes of this table, we have assumed that no borrowings are used to make or invest in loans or to acquire other real estate assets. We have also assumed that 88% of gross offering proceeds (or 90.5% of gross proceeds from the total offering which includes the maximum number of shares registered in respect of both the primary offering and the distribution reinvestment plan) are used to make loans or acquire other real estate assets and to pay the fees and expenses related to the selection and acquisition of such investments. However, it is our intent to leverage our investments with debt. Therefore, actual amounts are dependent upon the value of our investments as financed and cannot be determined at the present time. Our board of trustees has adopted a policy that will generally limit our borrowings to no more than 50% of the aggregate fair market value of our assets, unless substantial justification exists that borrowing a greater amount is in our best interests as determined by our board of trustees, including a majority of our independent trustees. However, this policy does not apply to individual investments and only will apply once we have ceased raising capital under this or any subsequent offering and invested a majority of the net proceeds from such offerings. For illustrative purposes, assuming we sell the maximum total offering, we use 50% leverage, the value of our assets is equal to the original principal amounts of any loans we have made or acquired plus the contract purchase price of our other real estate assets, and we do not reinvest the proceeds of any loan repayments or other capital transactions, we would invest approximately $1,757,281,554 using approximately $878,640,777 of indebtedness. In such case, acquisition and origination expenses and fees would be approximately $52,718,447. We note that, under our declaration of trust, the maximum amount of indebtedness is generally limited to 300% of our net assets (75% of the aggregate fair market value of our assets) as of the date of any borrowing. We do not intend to incur this level of indebtedness, as evidenced by our board of trustees’ policy stated above.
(5)	Includes amounts we expect to invest in secured loans and other real estate investments net of fees and expenses. We estimate that at least 85.44% of gross offering proceeds will be used to acquire secured loans and other real estate investments or to fund distributions if our cash flow from operations is insufficient. The percentage of gross offering proceeds available to be invested may increase to 87.86% if our distribution reinvestment plan is fully subscribed and we do not otherwise use the proceeds therefrom for other general corporate purposes.

We will concentrate on single-family housing investments and financings, with a primary focus on single-family lot development. Although this specific focus is narrow, the investment and loan structures will vary from equity investments to first lien and subordinate secured residential real estate loans. The percentage of our proceeds loaned for, or invested in, land acquisitions and the development of single-family lots will be determined by housing and credit market conditions, and therefore, it is not possible to provide estimated percentages of each type of investment.

We will commence the aggregate payment of distributions on a monthly basis when we begin to receive interest and investment income. In the event we do not have enough cash from operations to fund the distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from this offering. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would (1) cause us to be unable to pay our debts as they become due in the usual course of business or (2) cause our total assets to be less than the sum of our total liabilities plus, unless of declaration of trust provides otherwise, senior liquidation preferences, if any. We cannot predict when we will begin making distributions to our shareholders, and it is likely that we will use offering proceeds to fund a majority of our distributions until such time, if any, that we have invested in a substantial portfolio of income producing assets.

Our view is that development financing is constrained on a national level. We believe current credit market constraints present opportunities for land acquisition and residential lot development investments and lending in select markets, notably Texas, which we believe has experienced growth and little oversupply and pricing correction. Therefore, initially we expect the majority of investments will be in the Southeastern and Southwestern United States, with an initial focus of substantially all of our investing and lending (90% or more) in the major Texas submarkets, and subsequently in the North Carolina, South Carolina, Georgia, Arizona and Florida residential real estate submarkets. Furthermore, in the near term we will concentrate substantially all (90% or more) of our investments in (1) secured loans for the acquisition of land to be developed into single-family lots; and (2) secured loans for the development of single-family lots. To a lesser extent (10% or less), our investments will be in (1) direct investments in land to be developed into single-family lots (as described in the “Investment Objectives and Criteria — Acquisition and Investment Policies — Types of Investments” section of this prospectus).

As national markets are corrected and corresponding demand for land acquisition and new lot development increases, we will increase the percentage of our proceeds invested in land acquisition and/or development loans outside of the Texas markets. As national markets correct, we will invest in markets with strong, long-term underlying single-family housing fundamentals, such as strong population growth, employment and economic growth and household formation including North Carolina, South Carolina, Georgia, Arizona and Florida; however, our primary geographic concentration will remain in the major Texas markets. Additionally, as housing market conditions improve, conventional lenders may increase the amount of development financing available, in which case we may decrease our first-lien secured development lending and increase the amount of our subordinate financing. To a lesser extent (10% or less), our investments will take the form of credit enhancements to real estate developers.

Applications of offering proceeds are subject to change as our board of trustees revises the methods of implementing our investment policies. If our board of trustees revises the methods of implementing our investment policies, disclosure of such revisions will be included in a supplement to this prospectus, as well as our next quarterly or annual report and, if necessary, a current report on Form 8-K. Conditions that will result in change of the allocations of our offering proceeds include:

•	improved regional and national home sales, which will increase the demand for developed lots, thereby increasing the amount of our loans for, and investments in, parcels of real property for development into single-family residential lots;
•	the return of conventional bank financing for the acquisition of parcels of real property for development into single-family residential lots, which will afford developers a lower cost of financing, thereby decreasing our investments in first-lien secured development loans;
•	the decrease in first-lien-secured development loans, which will result in the increase of our subordinate development loans as a percentage of our investments; and
•	improved regional and national home sales, which will increase the demand for conventional financing for development of single-family lots, thereby increasing the opportunity for us to provide credit enhancements to developers, land bankers and other real estate investors, thus increasing the amount of credit enhancements we will provide.

Our independent trustees will review our investment policies at least annually to determine that our policies are in the best interest of our shareholders.

For additional discussion of current market conditions and material trends affecting our business, please see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In a stable housing and credit market, we will experience changes in the percentage of our investments and loans across the various investment and loan categories as the developments securing our investments and loans progress through the development lifecycle. The lifecycle of single-family lot development and home construction generally begins with the acquisition of land for development of single-family lots, followed by the entitlement and engineering of the subject property, followed by the development of raw land into a finished lot, followed by the construction and sale of a single-family home. We will invest and loan at different points in the development lifecycle in accordance with our investment criteria, yield requirements, cash flow expectations, investment horizon and risk tolerances. We also will determine to exit investments in land and land development projects at different points in the development lifecycle in accordance with our investment criteria, yield requirements, cash flow expectations, investment horizon and risk tolerances.

Until required in connection with the funding of loans or other investments, substantially all of the net proceeds of this offering and, thereafter, our working capital reserves, may be invested in short-term, highly liquid investments including, but not limited to, government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts.

INVESTMENT OBJECTIVES AND CRITERIA

General

UDF V is a Maryland real estate investment trust formed on October 1, 2013. We have had no operations to date.

Management believes the national housing markets are cyclical and the investments described below are representative of the investments we would make over the life of a housing cycle. Management believes we are currently in the early stages of the housing recovery and therefore our investment objectives in the near term will be to make, originate or acquire a participation interest in secured loans and investments for the acquisition and/or development of parcels of real property into single-family residential lots. As the housing and credit markets further improve, we will invest in credit enhancements to real estate developers, land bankers and other real estate investors who acquire real property and subdivide real property into single-family residential lots.

Our investments are expected to:

•	produce net interest income from the interest paid to us on secured loans that we originate, purchase or finance or in which we acquire a participation interest;
•	produce investment income from equity investments that we make or in which we acquire a participation interest;
•	produce a profitable fee from credit enhancements and other transaction fees;
•	participate, through a direct or indirect interest in borrowers, in the profits earned by such borrowers through the underlying properties;
•	maximize distributable cash to investors; and
•	preserve, protect and return capital contributions.

We cannot assure you that we will attain our investment objectives or that our capital will not decrease. Our board of trustees may revise the methods of implementing our investment policies, which we describe in more detail below, without the concurrence of our shareholders. Our independent trustees will review our investment policies at least annually to determine that our policies are in the best interest of our shareholders.

Our sub-advisor will (i) locate, analyze and select potential investments; (ii) structure and negotiate the terms and conditions of transactions pursuant to which investments will be made; and (iii) make certain investments on our behalf in compliance with our acquisition and investment policies. See “Management” for a description of the background and experience of our trustees and the executive officers of our advisor entities and our asset manager.

Acquisition and Investment Policies

Overview

The lifecycle of single-family lot development and home construction begins with the acquisition of land for development of single-family lots, followed by the entitlement and engineering of the subject property, followed by the development of raw land into a finished lot, followed by the construction and sale of a single-family home. In a stable housing and credit market, we will experience changes in the percentage of our investments and loans across the investment and loan categories as the developments securing our investments and loans progress through the development lifecycle.

The United Development Funding programs, United Development Funding, L.P., United Development Funding II, L.P., United Development Funding III, L.P., United Development Funding IV and United Development Funding Land Opportunity Fund, L.P. and us, may invest in and finance some or all of the following: acquisition of land and development of single-family lots and the construction and financing of new single-family homes and model homes, providing homebuilders, developers and other real estate investors with a range of capital sources including equity investments, joint venture participations, senior secured loans, subordinated loans, mezzanine loans and credit enhancements. The development lifecycle offers the

United Development Funding programs opportunities to participate in and finance land acquisition, development of land into single-family lots, and construction of new and model single-family homes and finished lot banking, depending on the specific investment objectives and criteria of the respective United Development Funding program. In addition, the United Development Funding programs may participate in or purchase securities backed by discounted cash flows and securitized real estate loan pools. The development lifecycle also offers differing levels of capital appreciation, cash flow, loan-to-value ratios, development risk, market risk and investment yields such that investments must be made at the appropriate point in the development lifecycle in order for the respective United Development Funding program to meet its specific investment objectives. Each fund will determine when to exit investments throughout the development lifecycle in accordance with its investment criteria, yield requirements, cash flow expectations, investment horizon and risk tolerances. The single-family housing industry has proven to be cyclical. Many of the financing and investment opportunities available to the United Development Funding programs are specific to then-current market conditions including land and home inventories and pricing, consumer credit market constraints, and illiquidity in conventional development and construction lenders. For all of these reasons, our advisor entities and our asset manager, and their affiliates, must actively manage each asset in the investment portfolio of each United Development Funding program.

Types of Investments

As of the date of this prospectus, we have neither made nor acquired any investments, nor have we identified any assets in which there is a reasonable probability that we will invest. Management believes the national housing markets are cyclical and the investments described below are representative of the investments we would make over the life of a housing cycle. Management further believes we are currently in the early stages of the housing recovery and therefore our investment objectives in the near term may differ from investment objectives we will adopt in stable, corrected housing and credit markets. We will derive a significant portion of our income by originating, purchasing and holding for investment secured loans for the acquisition of land and/or development of parcels of real property into single-family residential lots. We also will make direct investments in land acquisitions for development into single-family lots; however, we will not independently develop land. In cases where we invest in land for the purpose of development, we will engage an unaffiliated third-party developer, and we may bear the cost of development. Our loan or investment allocation for any single asset will generally range from $2.5 million to $15 million.

Our declaration of trust limits our ability to invest more than 10% of our total assets in unimproved real property, or secured loans on unimproved property, which is defined as property not acquired for the purpose of producing rental or other operating income, which has no development or construction in progress at the time of acquisition and on which no development or construction is planned in good faith to commence within one year of the acquisition.

When we acquire properties, we will do so through a special purpose entity formed for such purpose or a joint venture formed with a single-family residential developer, real estate developer or other real estate investor, with us providing equity and/or debt financing for the newly-formed entity. In limited circumstances, and in accordance with the federal tax rules for REITs and the exemptions from registration under the Investment Company Act, we will make equity investments through special purpose entities in land for development into single-family lots. We also will enter into joint ventures with unaffiliated real estate developers, land bankers and other real estate investors to originate or acquire, as the case may be, the same kind of secured loans or real estate investments we may originate or acquire directly.

We will seek an increased return by entering into participation agreements with real estate developers or real estate investors or joint venture entities, or by providing credit enhancements for the benefit of other entities that are associated with residential real estate financing transactions. The participation agreements include profit agreements, ownership interests and participating loans, while credit enhancements will take the form of guarantees, pledges of assets, letters of credit and inter-creditor agreements. In a transaction in which we provide a credit enhancement to a borrower with respect to a loan from a third party, we will generally charge such borrower a credit enhancement fee of 1% to 7% of the projected maximum amount of our outstanding credit enhancement obligation for each 12-month period such obligation is outstanding, in addition to any costs that we may incur in providing the credit enhancement to the borrower. We cannot assure you that we will obtain a 1% to 7% credit enhancement fee. The actual amount of such credit enhancement fee will be based on the risk perceived by our advisor entities to be associated with the transaction, the value of the collateral associated with the transaction, our security priority as to the collateral associated with the transaction, the form and term of the credit enhancement, and our overall costs associated with providing the credit enhancement; higher risks and increased costs associated with providing the credit enhancement will necessitate the charging of a higher credit enhancement fee. Federal tax laws applicable to REITs also may limit our ability to charge credit enhancement fees unless we make our credit enhancements through a taxable REIT subsidiary.

We will not make loans to, or participate in real estate investments with, or provide credit enhancements for our affiliates or affiliates of our co-sponsors, our advisor entities or our asset manager, including other United Development Funding funds.

We will concentrate our investments on single-family lot developers who acquire land, develop lots and sell their lots to national, regional and local homebuilders. We will target, as a primary development market, developments where lots have been pre-sold to national or regional affordable homebuilders.

We will generally finance projects where the completed subdivision will consist of homes priced at or below the “conforming loan” limits for the specific geographic region. Conforming loans are loans that are eligible for purchase in the secondary market by government sponsored agencies or insured by an agency of the U.S. government. Conforming loan limits are approximately 150% of the median home price of the respective housing market, adjusted for the specific market. The conforming loan limits are subject to change by law or regulation. Most of these homes will be targeted for the first time homebuyer or, for the higher priced homes, persons moving from their first, or “starter,” homes to slightly more upscale homes, the so-called “move-up” homebuyers. The housing development projects also will include large-scale planned communities, commonly referred to as “master planned communities,” that provide a variety of housing choices, including choices suitable for first time homebuyers and move-up homebuyers, as well as homes with purchase prices exceeding the conforming loan limits.

Some of the developments that secure our loans and investments will consist of both single-phase and, where larger parcels of land are involved, multi-phase projects and, to the extent third-party financing is available, will be subject to third-party land acquisition and/or development loans representing approximately 60% to 75% of total project costs. These loans will have priority over the loans that we originate or buy, which we expect will represent approximately 15% to 30% of total project costs; however, we will not invest in any property in which the total amount of all secured loans outstanding on such property, including our loans with respect to the property, exceeds 85% of the appraised improved value of the property, unless substantial justification exists because of the presence of other underwriting criteria. In each instance, we will require the borrower to cover at least 10% of the total project costs with its own equity investment which may be cash or additional collateral or value-add improvements. We will subordinate our loans to the terms of indebtedness from other lenders relating to the subject real property to allow our borrowers to avail themselves of additional land acquisition and/or development financing at a lower total cost to the borrower than the cost of our loan. The use of third-party leverage, typically senior bank debt, at favorable rates allows borrowers to reduce their overall cost of funds for lot development and land acquisition by combining our funds with lower-cost debt. Projects that fail to meet timing projections will increase the borrowers’ overall cost of funds because the borrower will be carrying debt and incurring interest for a longer period than anticipated. Conversely, borrowers whose lots and land are sold or otherwise disposed of ahead of schedule may benefit from a lower overall cost of funds.

In addition to the risk that a borrower’s activities to develop the subject parcels will not be successful or will exceed the borrower’s budget, we believe that we will be subject to market-timing risk or the risk that market conditions will adversely impact the borrower’s ability to sell the developed lots at a profit. Economic issues affecting the new home sales market, such as interest rates, employment rates, population growth, migration and immigration, as well as home ownership rates and household formation trends, will affect the demand for homes and lots, and therefore also impact the likelihood that a developer will be successful. Some of the risks inherent with development financing include: (1) the availability of home mortgage loans and the liquidity of the secondary home mortgage market; (2) the availability of commercial land acquisition and/or development loans and the corresponding interest and advance rates; (3) the stability of global capital and financial institution markets; (4) the need to contribute additional capital in the event the market softens and the developer requires additional funding; (5) the reduction of the developer’s incentive if the developer’s profits decrease, which could result as both capital advanced and marketing time increase; and (6) the possibility, in those situations, that our returns will be less than our projected returns. For a discussion of additional risks, see the section of this prospectus captioned “Risk Factors — Risks Related to an Investment in United Development Funding Income Fund V.”

Our real estate loan and investment model differs from traditional models primarily due to our “actively managed portfolio” approach. UDFH LD, as our asset manager, will identify and underwrite real estate professionals in each region or each sub-market in which we invest, and it will utilize these proprietary strategic partner relationships to actively manage each loan or investment. We will develop relationships with strategic partners in correcting markets, who will be able to provide us with knowledge, a presence and access to investment opportunities. Given the current economic environment and capital constraints, this also will involve banks, insurance companies, institutional investors and other traditional lending institutions that approach us for assistance with troubled assets. Large institutional investors rely on investments meeting initial expectations and, when market conditions negatively impact the performance of their investments, find themselves in need of asset managers or, in some cases, must liquidate investments below their initial return expectations. The inability of some developers to obtain financing through traditional sources may cause developers to seek additional financing from entities with cash, which includes us. Therefore, we will look to purchase investments at a discount when such opportunities are presented. We believe that our strategic partner relationships will help us to identify such potentially beneficial investments.

Our loans and investments will be underwritten on the basis of an assessment by our asset manager of its ability to execute on possible alternative development and exit strategies in light of changing market conditions. We believe there is significant value added through the use of an actively managed portfolio investment model. We will manage our investment portfolio in the context of both the development lifecycle and changing market conditions in order to ensure that our assets continue to meet our investment objectives and underwriting criteria.

A significant portion of our income will be in the form of interest payments to us in respect of secured loans. We will reinvest the principal repayments we receive on loans to create or invest in new loans. However, we will cease reinvesting the proceeds from principal repayments following the fifth anniversary of the termination of this offering in order to provide our shareholders with increased cash flow from which we will repurchase shares from shareholders wishing to sell their shares and return invested capital.

Investment Committee

Our sub-advisor, acting on behalf of our advisor, has engaged its affiliate, UDFH LD, as our asset manager. The asset manager has organized an Investment Committee with the principal function of overseeing the investment and finance activities of the United Development Funding programs managed and advised by our sub-advisor, UDFH LD and their affiliates. The Investment Committee, our sub-advisor and our asset manager will oversee, and provide our board of trustees recommendations regarding, our investments and finance transactions, management, policies and guidelines, and will review investment transaction structures and terms, investment underwriting, investment collateral, investment performance, investment risk management, and our capital structure at both the entity and asset level.

The members of the Investment Committee will consist of at least three members who are appointed by, and serve at the pleasure of, the board of directors of UDF Services, which is the manager of the general partners of our sub-advisor and UDFH LD. The initial Chairman of the Investment Committee is Hollis M. Greenlaw, our chairman and chief executive officer and co-chairman of UDFH, and the other members are Todd F. Etter, executive vice president of our asset manager and co-chairman of UDFH, and Ben L. Wissink, president of our asset manager. Our advisor shall have the right to designate one observer to attend any meetings of the Investment Committee, and we shall provide such observer with the same information that is provided to the members of the Investment Committee in connection with any such meeting at the same time such information is provided to the committee members; provided that such observer shall not be counted for the purpose of determining a quorum for the transaction of business by the Investment Committee, nor shall such observer be permitted to vote on any matter considered by the Investment Committee at any such meeting. The affirmative vote of a majority of the Investment Committee will be required for us to make a loan or investment.

We expect that the Investment Committee will meet no less frequently than twice a month, and that each meeting will be attended, in person or by telephone, by its members as well as by UDFH LD asset managers and financial analysts.

General Policies

We will concentrate our investments with borrowers and developers who have relationships with national, regional and local homebuilders. The number, amount and geographic location of our investments will depend upon real estate market conditions and other circumstances existing at the time of investments and the amount of proceeds raised in this offering. We will not underwrite securities of other issuers.

Security

Our real estate loans will be secured by one or more of the following:

•	the parcels of land to be developed;
•	finished lots;
•	a pledge of some or all of the equity interests in the developer entity or other parent entity that owns the borrower entity;
•	additional assets of the developer, including parcels of undeveloped and developed real property; and
•	in certain cases, personal guarantees of the principals of the developer entity.

When there is no third-party financing for a development project, our lien on the subject parcels will be a first priority lien. When there is third-party financing, we expect our lien on the subject parcels will be subordinate to such financing. We will enter each loan prepared to assume or retire any senior debt, if necessary to protect our capital. We will seek to enter into agreements with third-party lenders that will require the third-party lenders to notify us of a default by the developer under the senior debt and allow us to assume or retire the senior debt upon any default under the senior debt.

Most of our real estate loans will have the benefit of unconditional guarantees of the developer and/or its parent company and pledges of additional assets of the developer.

Our Business

We will derive a significant portion of our income by originating, purchasing and holding for investment secured loans for the acquisition of land and/or development of parcels of real property into single-family residential lots. We also will make direct investments in land for development into single-family lots; however, we will not independently develop land. The loan or investment allocation for any single asset will generally range from $2.5 million to $15 million.

The U.S. housing market has suffered declines over the past seven years, particularly in geographic areas that had previously experienced rapid growth, steep increases in property values and speculation. Although we will invest throughout the contiguous United States, initially the majority of our investments will be in the Southeastern and Southwestern United States, with an initial focus of substantially all of our investing and lending (90%) or more) on Texas and other select regions where home prices have remained affordable and markets have not been overbuilt, and subsequently in correcting regions of the United States that have recently experienced an oversupply of residential housing and a corresponding decrease in prices for residential housing, but that also retain strong, long-term underlying single-family housing fundamentals, such as strong population growth, employment and economic growth and household formation. We believe that those fundamentals are improving the prospects of recovery in those regions in the near future. Additionally, we will concentrate our lending activities with national, regional and local developers who sell single-family residential home lots to national, regional and local homebuilders. National, regional and local homebuilders reduced the number of new homes constructed in 2009 as compared to 2008 and 2007. Through 2010, 2011 and 2012, national and regional homebuilders began increasing the number of homes constructed from the number constructed in 2009. We believe that while demand for new homes has been affected across the country by the general decline of the housing industry, the housing markets in the geographic areas in which we will invest have not been impacted as greatly. Further, we believe that, as a result of the inventory reductions and corresponding lack of development over the past few years, the supply of new homes and finished lots have generally aligned with market demand in most real estate markets and more homes will be started in 2013 than in 2012.

We are managed by our board of trustees, which has appointed ARCR Advisors as our advisor. ARCR Advisors has engaged UDFH GS as our sub-advisor, which has engaged UDFH LD as our asset manager. UDFH GS and UDFH LD key personnel have extensive experience with financing single-family residential development assets with prior affiliated programs, which provides us with the unique knowledge, skill-set, relationships and existing infrastructure and policies and procedures we believe are necessary to identify potential loan and investment opportunities and to successfully make secured loans and other investments.

In managing and understanding the markets and submarkets in which we will make loans and investments, we will monitor the fundamentals of supply and demand. We will monitor the economic fundamentals in each of the markets in which we make loans by analyzing demographics, household formation, population growth, job growth, migration, immigration and housing affordability. We also will monitor movements in home prices and the presence of market disruption activity, such as speculator activity that can create false demand and an oversupply of homes in a market. Further, we will study new home starts, new home closings, finished home inventories, finished lot inventories, existing home sales, existing home prices, foreclosures, absorption, prices with respect to new and existing home sales, finished lots and land, and the presence of sales incentives, discounts, or both, in a market.

We believe that single-family residential lot production fuels the production of new homes. National, regional and local homebuilders acquire finished lots for the production of new homes either by: (1) affiliating with a land development company; (2) internally developing land; or (3) purchasing finished home lots in the market. Our investment opportunities will be brought to us by our clients who are seeking financing. We will finance development projects that are part of the homebuilder’s overall business plan for the production of finished homes. Our projects will not represent speculative projects.

The ability to efficiently locate and develop property is crucial to the homebuilding industry. The single-family residential lot development business is a fragmented industry comprised of many individuals and companies. Lot developers include builders, regional and national community and master planned community developers, contractors, brokers and other entities that are engaged in real estate development activities. Housing and real estate development trends, specific knowledge of a market, economic development and numerous other factors contribute to lot developer’s planning process. The availability of adequate unimproved acreage, access to jobs, housing costs and other general economic factors all impact the demand for single-family lots and the locations suitable for housing expansion in a particular area.

In a development transaction, a developer purchases or obtains an option to purchase a specific parcel of land. Developers must secure financing in order to pay the purchase price for the land as well as to pay expenses incurred while developing the lots. Lenders limit their liability when lending to development projects by refusing to lend in excess of a particular percentage of the improved value of the property. Developers may obtain additional financing by entering into participation agreements with investors, and homebuilders may enter into joint venture agreements to limit their ownership percentage in a development. Participation agreements structured as joint ventures establish a joint venture organized as a limited liability company or partnership that will own the parcel of land. In return for cash or a loan to the developer, the investor receives equity in the joint venture entitling the investor to a percentage of the profits upon the sale of developed lots. Participation agreements also may be structured as a contractual right to receive a percentage of the developer’s profits on the sale of the developed lots. By combining bank loans and participation agreements, developers are able to meet lenders’ requirements that the developers retain a specific amount of equity in the project, as well as earn significantly higher returns in part due to lower loan principal amounts and, therefore, lower interest payments.

Once financing has been secured, the lot developers create individual lots. Developers secure entitlements allowing the property to be developed and then design, permit and build roads and utility systems for water, sewer, gas and electricity to service the property. Finally, lot developers market and sell the individual lots directly or through real estate professionals to homebuilders.

A development timeline includes three to six months for the design and approval process, six to nine months for installation of all site improvements, and 24 to 36 months for the sales process. Larger developments (over 100 lots) are usually developed in phases. Home construction typically takes 90 to 180 days to complete, and thereafter the homes are sold to the public.

Subject to their individual or company financial condition, lot developers finance their development and construction projects through a combination of personal equity, loans and third-party investments from banks, thrifts, institutional and private lenders and investors. Factors for determining the mix of financing include the amount, availability and cost of funds. Lot developers and homebuilders are able to choose from a variety of financing instruments. Financing instruments include seller financing, such as purchase money mortgages; institutional land acquisition and development and construction loans provided by institutions such as banks and insurance companies; and equity or debt financing from private investors, REITs and pension funds.

Developers to whom we will make secured loans and entities in which we will make investments will use the proceeds of such loans or investments to develop raw real estate into residential home lots. The developers and development entities obtain the money to repay these development loans and investments by selling the residential home lots to homebuilders or individuals who will build single-family residences on the lots, or by obtaining replacement financing from other lenders. If interest rates increase, the demand for single-family residences may decrease. Also, if mortgage financing underwriting criteria become stricter, demand for single-family residences may decrease. In such an interest rate and/or mortgage financing climate, developers and development entities may be unable to generate sufficient income from the sale of single-family residential lots to repay loans or investments from us, and developers’ costs of funds obtained from lenders in addition to us may increase, as well. Accordingly, increases in single-family mortgage interest rates or decreases in the availability of mortgage financing could increase the number of defaults on development loans made by us and the performance of investments made by us.

We face a risk of loss resulting from adverse changes in interest rates. Changes in interest rates may impact both demand for our real estate finance products and the rate of interest on the loans we make. In some instances, the loans we make will be junior in the right of repayment to senior lenders, who will provide loans representing 60% to 75% of total project costs. As senior lender interest rates available to our borrowers increase, demand for our secured loans may decrease, and vice versa.

Many national homebuilders are affiliated with a land development company. The captive land development affiliate will supply one-half to two-thirds of the builder’s lot inventory requirement. National homebuilders are thus dependent on unrelated third-party developers to meet their remaining lot inventory requirement. In addition, national homebuilders are sensitive to carrying land and lot inventories and the associated debt on the parent company balance sheet. Prior to the enactment of the Financial Accounting Standards Board financial regulation 46 (FIN 46), land development activities were housed in special purpose entities that were not reported on the parent company’s balance sheet. Subsequent to the enactment of FIN 46, ownership of a controlling interest in a special purpose entity requires consolidation of the entity with the parent company. Consequently, some national homebuilders are receptive to equity participation by unaffiliated third parties in their development projects. We may participate in FIN 46-compliant structures.

Underwriting Policies and Procedures

Prior to making an investment, we will obtain an independent appraisal of such investment from a person who is in the business of rendering opinions regarding the value of assets of the type held by us and who is qualified to perform such work.

In determining whether to make or purchase loans, or to enter into joint ventures, we will engage in a four-part evaluation and oversight process consisting of:

•	Economic Feasibility Study (EFS);
•	Engineering Due Diligence (EDD);
•	Exit Strategies Analysis (ESA); and
•	Transaction Execution Oversight (TEO).

We have separate EFS criteria for equity investments (including joint ventures) and for secured loans. For equity investments, in order for an investment to meet the EFS criteria, the investment generally must support an internal rate of return of no less than 20%, using our financial projections. For a secured loan, in order for an investment to meet the EFS criteria, the borrower’s projected cash flow from the underlying residential real estate must be sufficient to support the cost of our loan (determined by using the borrower’s financial projections). We will independently review lot and land acquisition and disposition assumptions, lot and land prices within the marketplace, lot, land and home demand within the marketplace and lot, land and home absorption within the marketplace.

The foregoing analysis of EFS criteria for each proposed investment will be further enhanced by independent market studies obtained by us, which will be based on specific criteria that are defined and developed by the Investment Committee, consistent with our underwriting policy and the extensive experience of our asset manager. We will obtain the independent market studies from Metrostudy, which is the leading provider of primary and secondary market information to the housing and related industries nationwide. Metrostudy has been in business since 1975, when it began as METRO/STUDY Corporation, a housing market research firm that surveyed single-family residential subdivisions in the Houston market. During these early years, Metrostudy developed the lot-by-lot and home-by-home survey methodology that continues to set the industry standard today, and it now offers services through an extensive network of offices strategically located in major metropolitan areas throughout the country. In addition to providing basic market information, Metrostudy is recognized for its consulting expertise on development, marketing and economic issues, and is a key source of research studies evaluating the marketability of residential and commercial real estate projects.

When the preceding criteria are met, we will meet with all necessary parties to review the proposed investment in the residential real estate. This review is structured to determine if we or our borrower can justify all of the assumptions underlying the investment. The EDD is conducted by us, and as may be necessary, by an independent land planning and civil engineering firm, and includes: review of appropriate planning and public works approvals; proper permitting for flood plain, highways and streets; payment of any impact and inspection fees; any optional approvals affecting aquifers, endangered species, wetlands, forests and historical or archeological sites; determination of engineering readiness, including construction plans, geotechnical reports and erosion control; utility access review for gas, electric, telephone and cable television; determination of construction or permit readiness; and a complete review of all costs with comparisons to similar projects.

Following the EDD process, the ESA is conducted. This process includes review of lot purchase contracts, homes sales data, market absorption data, current economic conditions, trends and projections in housing starts and risk analysis. Alternative buyers and uses for the land and lots are identified and various pricing models to facilitate sales in a soft market are evaluated.

Our asset manager will assign an individual asset manager to conduct the TEO. The TEO includes monitoring the performance of the project, including scheduled meetings with the borrower, joint venture partner or project manager to ensure the timely construction or development of the underlying asset, adherence to the pro-forma budget, proper application of all lender funds, receipt of all municipal inspections and approvals, sale of the asset and, if necessary, the execution of alternative exit strategies as part of the ESA portion of the underwriting process.

The foregoing evaluation and management process is conducted by our asset manager under the direction of its Investment Committee.

General Underwriting Criteria

We have developed general and asset-specific underwriting criteria for the loans and investments that we will originate and purchase. In most cases, we will obtain a first or subordinate lien on the underlying real property to secure our loans (mortgage loans), and we also may require a pledge of all of the equity ownership interests in the borrower entity itself as additional security for our loans. In instances where we do not have a lien on the underlying real property, we will obtain a pledge of all of the equity ownership interests of the borrower entity itself to secure such loans (so-called “mezzanine loans”) and/or a pledge of the equity ownership interests of the developer entity or other parent entity that owns the borrower entity. We also may require a pledge of additional assets of the developer, including parcels of undeveloped and developed real property and/or the personal guarantees of principals or guarantees of operating entities in connection with our secured loans. We will originate loans bearing interest at rates ranging from 10% to 18% per annum. Loans secured by a first or senior lien will bear interest from 10% to 13%, further dependent on the amount of all secured loans on the property, creditworthiness of the borrower, the term of the loan and the presence of additional guarantees and/or pledges of additional collateral. Land acquisition loans and lot development loans are generally first-lien secured. Loans secured by subordinate or junior liens or pledges of equity ownership interests will bear interest from 13% to 18%, further dependent on the amount of all secured loans on the property, creditworthiness of the borrower, the term of the loan and the presence of additional guarantees and/or pledges of additional collateral. Our mezzanine loans for development of real property into single-family residential lots are subordinate to conventional third-party financing. We currently do not have a policy that establishes a minimum or maximum term for the loans we may make, nor will we establish one. Loans are structured as interest-only notes with balloon payments or reductions to principal tied to net cash from the sale of developed lots with the release formula created by the senior lender, i.e., the conditions under which principal is repaid to the senior lender, if any. We will not make or invest in loans on any one property if the aggregate amount of all secured loans on such property, including loans from us, exceeds an amount equal to 85% of the appraised value of such property, unless we determine that substantial justification exists for exceeding such limit because of the presence of other underwriting criteria. We will apply the same underwriting criteria and analysis of the underlying real property to all of our secured loans, regardless of how we decide to structure the secured loans. We may buy or originate loans in any of the 48 contiguous United States.

Credit Underwriting

We are an asset-based lender and as such our loans will be underwritten based on collateral value.

Asset-Specific Underwriting Criteria

The following is a description of our underwriting criteria with respect to the various types of real estate investments we will make, originate or acquire. Origination fees and interest rates charged to borrowers are determined in relation to collateral, credit repayment guarantees and competition in the credit markets. Combined loan-to-value ratio is the aggregate of all loan balances, senior and subordinated, divided by the appraised value of all collateral securing the loan. Substantial justification to exceed an 85% loan-to-value ratio may exist because of the presence of other underwriting criteria such as the net worth of the borrower, the credit rating of the borrower based on historical financial performance, or collateral adequate to justify a waiver of the 85% limitation. In addition, the 85% limitation may be exceeded where mortgage loans are or will be insured or guaranteed by a government or government agency; where the loan is secured by the pledge or assignment of other real estate or another real estate mortgage; where rents are assigned under a lease where a tenant or tenants have demonstrated through historical net worth and cash flow the ability to satisfy the terms of the lease, or where similar criteria is presented satisfactory to the official or agency administering the securities laws of a jurisdiction. Leverage refers to the maximum aggregate asset-specific leverage provided by unaffiliated third parties with respect to a specific asset and is expressed as a percentage of either cost or appraised value. A tri-party agreement refers to agreements between the senior and subordinate lenders that set forth the rights and obligations amongst and between the parties, and pursuant to which the subordinate lender may assume or purchase the senior indebtedness in the event of a default by the borrower.

Secured Loans

•	Land Acquisition Loans (Senior and Subordinated)
º	Asset: land designated for development into residential lots (in certain instances, this may include ancillary commercial land)
º	Liens: first liens, junior liens and/or pledges of all of the equity interests of the entity holding title to the subject property, including without limitation, personal and entity guarantees, and additional pledges of cash, revenue streams, municipal reimbursements or property
º	Term: 12 to 48 months
º	Combined Loan-to-Value Ratio: not to exceed 85% of appraised value unless substantial justification exists because of the presence of other underwriting criteria
º	Leverage: third-party indebtedness up to 65% of the cost of the land
º	Title Insurance: mortgagee’s title policy required on all senior and junior liens, owner’s title policy required on pledges of equity interests
º	Tri-Party Agreement: required if loan is subordinated to third-party lender
•	Development Loans (Senior and Subordinated)
º	Asset: land under development into residential lots and all improvements thereon
º	Liens: first liens, junior liens and/or pledges of all of the equity interests of the entity holding title to the subject property, including without limitation, personal and entity guarantees, and additional pledges of cash, revenue streams, municipal reimbursements or property
º	Term: 18 to 48 months
º	Combined Loan-to-Value Ratio: not to exceed 85% of appraised value unless substantial justification exists because of the presence of other underwriting criteria
º	Leverage: third-party senior indebtedness up to 75% of the cost of land and improvements
º	Title Insurance: mortgagee’s title policy required on all senior and junior liens, owner’s title policy required on pledges of equity interests
º	Tri-Party Agreement: required if loan is subordinated to third-party lender

Real Estate Investments

•	Land Investments
º	Asset: land designated for development and land under development into residential lots
º	Ownership: fee simple to us, our wholly-owned subsidiary or co-investment entity designated for ownership of property
º	Term: Generally 12 to 60 months
º	Leverage: third-party senior indebtedness up to 75% of the cost of the land
º	Title Insurance: owner’s title policy required
•	Land Development Investments
º	Asset: land under development into residential lots
º	Ownership: fee simple to us, our wholly-owned subsidiary or co-investment entity designated for ownership of property
º	Term: Generally 12 to 60 months

º	Leverage: third-party senior indebtedness up to 75% of the cost of the land
º	Title Insurance: owner’s title policy required

Credit Enhancements

Credit enhancements are underwritten as loans. The collateral, term, leverage, rates and guarantee criteria will follow the applicable land acquisition or land development loan terms.

The principal amounts of our loans and the number of loans and investments we make will be affected by market availability and will depend upon the amount of net offering proceeds available to us from the sale of shares. If we realize less than the maximum net offering proceeds, we will reduce the number of loans and properties in which we will invest. At this time, we cannot predict the minimum size of our portfolio because this will depend in large part on the number of shares we sell in this offering.

FIN 46-Compliant Structures

Many national, regional and local homebuilders develop lots for their own consumption through affiliated land development companies. Due to accounting and reporting requirements for the development entities, most national, regional and local homebuilders are receptive to equity participation by unaffiliated third parties. The equity participations take the form of a joint venture or partnership wherein each party contributes equity and guarantees some or all of the acquisition and development loan. Regional and national developers also develop lots through joint ventures and partnerships. We will participate in equity participations with regional and national homebuilders and developers. When we participate in a joint venture as opposed to making a loan to such joint venture, we will do so because the equity participation that we are offered provides a greater projected return than what we would obtain if we simply loaned our funds to the joint venture. This would be applicable if a projected return from an offered equity participation exceeds an interest rate that would be considered usurious. Moreover, it is possible that part of the consideration for our loan to a joint venture may be an equity participation in such joint venture.

We will make or provide loans or credit enhancements to facilitate a FIN-46 compliant structure. A party who controls a majority of the voting interests of another entity is required to consolidate the assets and liabilities of such other entity with such party’s assets and liabilities on such party’s financial statements. FIN-46 provides an exception to this general rule if either (a) the entity, in order to conduct its business, requires additional funds above its contributed equity capital and such additional funds are subordinate to the equity capital contributed to the entity or (b) the equity owners in such entity do not have significant control of the entity. If either of those two factors is present, then the person that is the primary beneficiary of the interests in the entity will be required to consolidate the assets and liabilities of such entities with such owner’s assets and liabilities. A “primary beneficiary” is generally the person who is ultimately entitled to the economic benefits and losses from the entity and is not necessarily an equity owner of the entity. We expect to form joint ventures with developers or homebuilders and structure such joint ventures so that either of the two factors referenced above that result in the applicability of FIN 46 is not present or so that such homebuilders or developers are not the primary beneficiaries of such entities, and therefore, not required to consolidate the assets and liabilities of the joint venture (including any loan made by us to such joint venture) with such developers’ or homebuilders’ assets and liabilities.

Loans or credit enhancements will require an appraisal concerning the underlying property, except for those loans insured or guaranteed by a government or government agency. Prior to making such investment, we will obtain an appraisal of such investment from an independent expert who is in the business of rendering opinions regarding the value of assets of the type held by us and who is qualified to perform such work. We will maintain the appraisal in our records for at least five years, and it will be available for inspection and duplication by our shareholders. We also will obtain a mortgagee’s or owner’s title insurance policy or a commitment as to the priority of the secured loan as part of our underwriting process.

Borrowing Policies

Although we will strive for diversification, the number of secured loans we can originate or acquire, and the number of different properties that we can acquire, will be affected by the amount of funds available to us. We will use debt as a means of providing additional funds for the acquisition or origination of secured loans, acquisition of properties and the diversification of our portfolio. Our ability to increase our diversification through borrowing could be adversely impacted if banks and other lending institutions reduce the amount of funds available for loans secured by real estate.

There is no limitation on the amount we may borrow for the purchase or origination of a single secured loan, the purchase of any individual property or other investment. Under our declaration of trust, the maximum amount of our indebtedness shall not exceed 300% of our net assets as of the date of any borrowing; however, we may exceed that limit if approved by a majority of our independent trustees and disclosed in our next quarterly report to shareholders, along with justification for such excess. In addition to our declaration of trust limitation, our board of trustees has adopted a policy to generally limit our borrowings to 50% of the aggregate fair market value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests. Our policy limitation does not apply to individual real estate assets and only will apply once we have ceased raising capital under this or any subsequent offering and invested a majority of the net proceeds from such offerings. We intend to incur indebtedness representing a revolving credit facility permitting us to borrow up to an agreed-upon outstanding principal amount. This credit facility will be secured by a first priority lien upon all of our existing and future acquired assets.

By operating on a leveraged basis, we will have more funds available to us for investments. This will allow us to make more investments than would otherwise be possible, resulting in a more diversified portfolio. Although our liability for the repayment of indebtedness will be limited to the value of the property securing the liability and the profits derived therefrom, our use of leverage increases our risk in the event of a default on the secured loan payments and a resulting foreclosure of a particular asset. See “Risk Factors — General Risks Related to Investments in Real Estate.” To the extent that we do not obtain loans to acquire or originate secured loans or acquire real estate properties, our ability to make additional real estate investments will be limited. Our advisor entities will use their best efforts to obtain financing on the most favorable terms available to us.

We may not borrow money from any of our trustees, our co-sponsors, our advisor entities and their affiliates unless such loan is approved by a majority of the trustees, including a majority of the independent trustees, not otherwise interested in the transaction upon a determination by such trustees that the transaction is fair, competitive and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties.

We will pay our advisor a debt financing fee of 1% of the amount made available to us pursuant to the origination of any line of credit or other debt financing; provided, that our advisor has provided a substantial amount of services as determined by the independent trustees; and provided further, that our advisor may reallow all or a portion of its debt financing fee to our sub-advisor or other parties effecting the debt placement. On each anniversary date of the origination of any such line of credit or other debt financing, an additional fee of 0.25% of such loan amount made available to us will be paid to our sub-advisor if such line of credit or other debt financing continues to be outstanding on such date, or a pro rated portion of such additional fee will be paid for the portion of such year that the financing was outstanding.

Co-Investment

We will enter into joint ventures or other co-ownership arrangements with unaffiliated third parties for the purpose of diversifying our portfolio of assets. We will co-invest with institutional investors, insurance companies, pension funds, or other real estate investors directly or by forming joint ventures or other co-ownership arrangements whose purpose is to invest in residential real estate. We also will make secured loans to and enter into participation agreements with borrowers who acquire residential real estate.

The lifecycle of single-family lot development and home construction generally begins with the acquisition of land for development of single-family lots, followed by the entitlement and engineering of the subject property, followed by the development of raw land into a finished lot, followed by the construction and sale of a single-family home. There are different levels of capital appreciation, cash flow, loan-to-value ratios, development risk, market risk and investment yields at different points in the development lifecycle. We believe we can enhance the value of our secured loan portfolio by actively managing each asset in the portfolio in the context of the development lifecycle, and also by taking advantage of co-investment opportunities which may offer integrated exit strategies.

Disposition Policies

If we acquire real properties, as each of those properties reach what we believe to be its optimum value during the expected life of the fund, we will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to our shareholders or investing the proceeds in other assets that we believe may produce a higher overall future return to our investors. The determination of when a particular investment should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property or other investment is anticipated to decline substantially, whether we could apply the proceeds from the sale of the asset to make other investments consistent with our investment objectives, whether disposition of the asset would allow us to increase cash flow, and whether the sale of the asset would constitute a prohibited transaction under the Internal Revenue Code or otherwise impact our status as a REIT. Our ability to dispose of property during the first few years following its acquisition will be restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Internal Revenue Code regarding prohibited transactions by REITs, a REIT that sells property other than foreclosure property that is deemed to be inventory or property held primarily for sale in the ordinary course of business is deemed a “dealer” and subject to a 100% penalty tax on the net income from any such transaction. As a result, our board of trustees will attempt to structure any disposition of our properties to avoid this penalty tax through reliance on safe harbors available under the Internal Revenue Code for properties held at least two years or through the use of a taxable REIT subsidiary. See “Federal Income Tax Considerations — Taxation of the Trust.”

When we determine to sell a particular property or other investment, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized. The terms of payment will be affected by custom in the area in which the property being sold is located and the then-prevailing economic conditions.

Sale and Securitization of Assets

We may be able to increase our yield through the sale or securitization and sale of portions of our loan assets. Possible reasons for the sale of our loan assets include:

•	enabling us to realize a gain from the sale of the assets;
•	increasing our yield on securitized asset pools;
•	redeploying our capital in higher-yield loans;
•	accelerating the return from a loan;
•	limiting risk in a slowing economic climate;
•	increasing liquidity for our shareholders; and
•	reducing our borrowings.

We will pay our advisor entities securitized loan pool placement fees subject to the terms and conditions approved by a majority of our independent trustees for structuring and placing securitized loan pools. The fee will be equal to 1% of the par amount of the securities sold, provided our advisor entities have provided a substantial amount of services as determined by the independent trustees.

Investment Limitations

Our declaration of trust places numerous limitations on us with respect to the manner in which we may invest our funds or issue securities. We will not:

•	borrow in excess of 300% of our net tangible assets, unless a majority of the independent trustees approves each borrowing in excess of our declaration of trust limitation and we disclose such borrowing to our shareholders in our next quarterly report with an explanation from the independent trustees of the justification for the excess borrowing;
•	invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and secured loans;

•	invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;
•	make or invest in secured loans unless an appraisal is obtained concerning the underlying property, except for those secured loans insured or guaranteed by a government or government agency. Prior to making such investment, we will obtain an appraisal of such investment from a person who is in the business of rendering opinions regarding the value of assets of the type held by us and who is qualified to perform such work. In cases where our independent trustees determine, and in all cases in which the transaction is with any of our trustees, our co-sponsors or our advisor entities or any of their affiliates, such appraisal will be obtained from an independent appraiser. We will maintain such appraisal in our records for at least five years, and it will be available for inspection and duplication by our common shareholders. In addition, we will obtain a mortgagee’s or owner’s title insurance policy or a commitment as to the priority of the secured loan;
•	make or invest in secured loans that are subordinate to any mortgage or equity interest of any of our trustees, our co-sponsors, our advisor entities or any of our affiliates;
•	make or invest in secured loans, including construction loans, on any one property if the aggregate amount of all secured loans on such property, including loans from us, would exceed an amount equal to 85% of the appraised value of such property unless substantial justification exists because of the presence of other underwriting criteria;
•	invest more than 10% of our total assets in unimproved real property (which we define as property not acquired for the purpose of producing rental or other operating income, which has no development or construction in process at the time of acquisition and on which no development or construction is planned in good faith to commence within one year of the acquisition) or secured loans, bridge or mezzanine loans on unimproved property;
•	invest in equity securities, unless a majority of the board of trustees, including a majority of the independent trustees, not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable;
•	issue equity securities on a deferred-payment basis or other similar arrangement;
•	issue debt securities in the absence of adequate cash flow to cover debt service;
•	issue options or warrants to purchase shares to our advisor entities, trustees or co-sponsors or any affiliate thereof (1) on terms more favorable than we offer such options or warrants, if any, to the general public or (2) in excess of an amount equal to 10% of our outstanding shares of beneficial interest on the date of grant;
•	issue securities that are redeemable solely at the option of the holder, which restriction has no effect on our share repurchase program or the ability of our operating partnership to issue redeemable partnership interests;
•	engage in securities trading, or engage in the business of underwriting or the agency distribution of securities issued by other persons;
•	invest in joint ventures with our co-sponsors, our advisor entities, one or more trustees or any affiliate unless a majority of our trustees, including a majority of our independent trustees, not otherwise interested in the transaction approves such investment as fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint venturers;
•	make any investment that we believe would be inconsistent with our objectives of qualifying and remaining qualified as a REIT unless the board determines, in its sole discretion, that REIT qualification is not in our best interest; or

•	acquire interests or securities in any entity holding investments or engaging in activities prohibited by our declaration of trust except for investments in which we hold a non-controlling interest or investments in entities having securities listed on a national securities exchange or traded in an over-the-counter market.

In addition, our declaration of trust includes many other investment limitations in connection with conflict-of-interest transactions, which limitations are described above under “Conflicts of Interest.” Our declaration of trust also includes restrictions on roll-up transactions, which are described under “Description of Shares” below.

Investment Limitations to Avoid Registration as an Investment Company

We intend to conduct our operations so that we are not required to register as an investment company under the Investment Company Act. We may rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act for companies that invest primarily in mortgages and other liens on and interests in real estate, also known as “qualifying real estate assets.” This exclusion, as interpreted by the Securities and Exchange Commission, requires us to invest at least 55% of our portfolio in qualifying real estate assets and to invest at least another 25% of our portfolio in additional qualifying real estate assets or in a broader category of assets that we refer to as real estate-related assets. As a result, we will be limited in the types of assets we may acquire. This exclusion also prohibits us from issuing redeemable securities.

How we determine to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action positions taken by the Securities and Exchange Commission in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the Securities and Exchange Commission will concur with our classification of our assets. In addition, the Securities and Exchange Commission may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.

Based on the no-action letters issued by the Securities and Exchange Commission, we will classify our investments in fee interests in real estate and in various types of whole loans as qualifying real estate assets, as long as the loans are “fully secured” by an interest in real estate at the time we originate or acquire the loan. That is, if the loan-to-value ratio of the loan is equal to or less than 100%, then we will consider the loan a qualifying real estate asset. We will not consider loans with loan-to-value ratios in excess of 100% to be qualifying real estate assets that come within the 55% basket, but only real estate-related assets that come within the 25% basket. We will treat our mezzanine loan investments as qualifying real estate assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the guidance published by the Securities and Exchange Commission in a no-action letter that discusses the classifications of Tier 1 mezzanine loans under Section 3(c)(5)(C) of the Investment Company Act.

We will consider a participation in a whole mortgage loan to be a qualifying real estate asset only if (i) we have a participation interest in a mortgage loan that is fully secured by real property; (ii) we have the right to receive our proportionate share of the interest and the principal payments made on the loan by the borrower, and our returns on the loan are based on such payments; (iii) we invest only after performing the same type of due diligence and credit underwriting procedures that we would perform if we were underwriting the underlying mortgage loan; (iv) we have approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (v) in the event that the loan becomes non-performing, we have effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the senior loan at par plus accrued interest, thereby acquiring the entire mortgage loan.

With respect to construction loans which are funded over time, we will consider the outstanding balance (i.e., the amount of the loan actually drawn) as a qualifying real estate asset. The Securities and Exchange

Commission has not issued no-action letters specifically addressing construction loans. If the Securities and Exchange Commission takes a position in the future that is contrary to our classification, we will modify our classification accordingly.

Consistent with guidance issued by the Securities and Exchange Commission, we will treat our joint venture investments as qualifying assets that come within the 55% basket only if we have the right to approve major decisions affecting the joint venture; otherwise, they will be classified as real-estate related assets that come within the 25% basket. We will treat investments in securities issued by companies primarily engaged in the real estate business, credit enhancements, interests in securitized real estate loan pools, loans fully secured by a lien on the subject real estate and additional assets of the real estate developer (which may include one or more of the following: equity interests in the developer entity, a pledge of additional assets of the developer including parcels of undeveloped or developed real estate, and/or personal guarantees of the developer’s principals or of the developer entity), and any loans with a loan-to-value ratio in excess of 100% as real estate-related assets that come within the 25% basket. Discounted cash flows and direct or indirect minority interests in borrowers will be classified as miscellaneous investments and subject to the 20% cap. The treatment of any other investments as qualifying real estate assets and real estate-related assets will be based on the characteristics of the underlying collateral and the particular type of loan (including whether we have foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and will be consistent with guidance issued by the Securities and Exchange Commission.

We may determine to operate through our operating partnership or other wholly-owned or majority-owned subsidiaries that may be formed in the future. Under Section 3(a)(1) of the Investment Company Act, in relevant part, a company is not deemed to be an “investment company” if:

•	it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or
•	it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis, or the 40% Test. “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The 40% Test would limit the types of businesses in which we may engage either directly or through our subsidiaries, if any. We anticipate that our operating partnership and some of our wholly-owned or majority-owned subsidiaries would rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act. Other subsidiaries may not be majority-owned or wholly-owned by us or might rely on the exclusion provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act, in which case we would treat securities issued by these types of subsidiaries as “investment securities” and be required to keep the value of these securities below 40% of our total assets on an unconsolidated basis.

The determination of whether an entity is a majority-owned subsidiary of ours would be made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We would treat companies, including any taxable REIT subsidiaries we may establish, in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% Test.

To maintain compliance with the Investment Company Act exclusion, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy. Further, we may not be able to invest in a sufficient number of qualifying real estate assets and/or real estate-related assets to comply with the exclusion from registration.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan.

Change in Investment Objectives and Limitations

Our declaration of trust requires that our independent trustees review our investment policies at least annually to determine that the policies we follow are in the best interest of our shareholders. Each determination and the basis therefor shall be set forth in the minutes of our board of trustees. The methods of implementing our investment policies also may vary as new investment techniques are developed. The methods of implementing our investment objectives and policies, except as otherwise provided in the organizational documents, may be altered by a majority of our trustees, including a majority of the independent trustees, without the approval of our shareholders.

Real Property Loans and Investments

As of the date of this prospectus, we have not funded, acquired or contracted to acquire any specific loans or other real estate investments. Our advisor entities are continually evaluating various potential loans and engaging in discussions and negotiations with developers regarding the financing and acquisition of properties. Our advisor entities intend to supplement this prospectus approximately once each quarter to disclose the transactions entered into in the preceding quarter and any probable transactions we are considering. YOU SHOULD UNDERSTAND THAT THE INITIAL DISCLOSURE OF ANY PROPOSED TRANSACTION CANNOT BE RELIED UPON AS AN ASSURANCE THAT WE WILL ULTIMATELY CONSUMMATE SUCH TRANSACTION OR THAT THE INFORMATION PROVIDED CONCERNING THE PROPOSED TRANSACTION WILL NOT CHANGE BETWEEN THE DATE OF SUCH SUPPLEMENT AND THE CONSUMMATION OF THE TRANSACTION.

CERTAIN LEGAL ASPECTS OF MORTGAGE LOANS

Our development loans will ordinarily be secured by a first or second priority lien on the real estate being developed. This lien will take the form of a mortgage, deed of trust or other security instrument. The following discussion contains summaries of certain legal aspects of mortgage loans that are general in nature. Because many of the legal aspects of mortgage loans are governed by applicable state laws (which vary substantially from state to state), the following summary does not purport to be complete, to reflect the laws of any particular state, to reflect all of the laws applicable to any particular mortgage loan or to encompass the laws of all states in which the properties securing mortgage loans in which we might invest are situated. It is instead intended to be a general discussion of the significant legal principles and regulations that could affect us as a mortgage lender. The summary is qualified in its entirety by reference to the applicable federal, state and local laws governing mortgage loans and their enforcement.

Mortgages and Deeds of Trust Generally

Mortgage loans are secured by either mortgages or deeds of trust or other similar security instruments, depending upon the prevailing practice in the state in which the mortgaged property is located. There are two parties to a mortgage: the mortgagor, who is the borrower and owner of the mortgaged property, and the mortgagee, who is the lender. In a mortgage transaction, the mortgagor delivers to the mortgagee a note, bond or other written evidence of indebtedness and a mortgage. A mortgage creates a lien upon the real property encumbered by the mortgage as security for the obligation evidenced by the note, bond or other evidence of indebtedness. Although a deed of trust is similar to a mortgage, a deed of trust has three parties, the borrower-property owner called the trustor (similar to a mortgagor), a lender called the beneficiary (similar to a mortgagee), and a third-party grantee called the trustee. Under a deed of trust, the borrower grants the property, until the debt is paid to the trustee in trust for the benefit of the beneficiary to secure payment of the obligation. A deed of trust generally provides the trustee with a power of sale if the borrower defaults in the payment of the obligation. The trustee’s authority under a deed of trust and the mortgagee’s authority under a mortgage are governed by applicable law, the express provisions of the deed of trust or mortgage, and, in some cases, the direction of the beneficiary.

The real property covered by a mortgage is most often the fee estate in land and improvements. However, a mortgage may encumber other interests in real property such as a tenant’s interest in a lease of land and improvements and the leasehold estate created by such lease. A mortgage covering an interest in real property other than the fee estate requires special provisions in the instrument creating such interest or in the mortgage to protect the mortgagee against termination of such interest before the mortgage is paid.

The priority of liens on real estate created by mortgages and deeds of trust depends on their terms and, generally, on the order of filing with a state, county or municipal office, although such priority may in some states be altered by the mortgagee’s or beneficiary’s knowledge of unrecorded liens against the mortgaged property. However, filing or recording does not establish priority over governmental claims for real estate taxes and assessments. In addition, the Internal Revenue Code provides priority to certain tax liens over the lien of the mortgagee.

Foreclosure of a mortgage is generally accomplished by judicial actions initiated by the service of legal pleadings upon all necessary parties having an interest in the real property. Delays in completion of foreclosure may occasionally result from difficulties in locating all necessary parties to the lawsuit. When the mortgagee’s right to foreclose is contested, the legal proceedings necessary to resolve the issue can be time-consuming. A judicial foreclosure may be subject to most of the delays and expenses of other litigation, sometimes requiring up to several years to complete. At the completion of the judicial foreclosure proceedings, if the mortgagee prevails, the court ordinarily issues a judgment of foreclosure and appoints a referee or other designated official to conduct the sale of the property. These sales are made in accordance with procedures that vary from state to state. The purchaser at this sale acquires the estate or interest in real property covered by the mortgage.

Foreclosure of a deed of trust is generally accomplished by a non-judicial trustee’s sale under a specific provision in the deed of trust and/or applicable statutory requirements that authorize the trustee, generally following a request from the beneficiary/lender, to sell the property to a third party upon any default by the borrower under the terms of the note or deed of trust. A number of states also require that a lender provide notice of acceleration of a note to the borrower. Notice requirements under a trustee’s sale vary from state to state. In some states, the trustee must record a notice of default and send a copy to the borrower-trustor and to any person who has recorded a request for a copy of a notice of default and notice of sale. In addition, the trustee must provide notice in some states to any other individual having an interest in the real property, including any junior lien holders. In some states, the borrower, or any other person having a junior encumbrance on the real estate, may, during a reinstatement period, cure the default by paying the entire amount in arrears plus the costs and expenses incurred in enforcing the obligations. Generally, state law controls the amount of foreclosure expenses and costs, including attorneys’ fees, which may be recovered by a lender. If the deed of trust is not reinstated, a notice of sale must be posted in a public place and, in most states, published for a specific period of time in one or more newspapers. In addition, some state laws require that a copy of the notice of sale be posted at the property and sent to all parties having an interest in the real property.

In case of foreclosure under either a mortgage or deed of trust, the sale by the referee or other designated official or by the trustee is often a public sale. However, because of the difficulty a potential buyer at the sale might have in determining the exact status of title to the property subject to the lien of the mortgage or deed of trust and the repurchase rights that may exist (see “— Statutory Rights of Redemption” below), and because the physical condition of the property may have deteriorated during the foreclosure proceedings and/or for a variety of other reasons (including exposure to potential fraudulent transfer allegations), a third party may be unwilling to purchase the property at the foreclosure sale. For these and other reasons, it is common for the lender to purchase the property from the trustee, referee or other designated official for an amount equal to the outstanding principal amount of the indebtedness secured by the mortgage or deed of trust, together with accrued and unpaid interest and the expenses of foreclosure, in which event, if the amount bid by the lender equals the full amount of such debt, interest and expenses, the mortgagee’s debt will be extinguished. Thereafter, the lender will assume the burdens of ownership, including paying operating expenses and real estate taxes and making repairs. The lender is then obligated as an owner until it can arrange a sale of the property to a third party. The lender will commonly obtain the services of a real estate broker and pay the broker’s commission in connection with the sale of the property. Depending upon market conditions, the ultimate proceeds of the sale of the property may not equal the lender’s investment in the property. Moreover, a lender commonly incurs substantial legal fees and court costs in acquiring a mortgaged property through contested foreclosure, forfeiture and/or bankruptcy proceedings. Furthermore, an increasing number of states require that any environmental hazards be eliminated before a property may be resold, and a lender may be responsible under federal or state law for the cost of cleaning up a mortgaged property that is environmentally contaminated. See “— Environmental Laws” below. As a result, a lender could realize an overall loss on a mortgage loan even if the related mortgaged property is sold at foreclosure or resold after it is acquired through foreclosure for an amount equal to the full outstanding principal amount of the mortgage loan, plus accrued interest.

In foreclosure proceedings, some courts have applied general equitable principles. These equitable principles are generally designed to relieve the borrower from the legal effects of the borrower’s defaults under the loan documents. Examples of judicial remedies that have been fashioned include judicial requirements that the lender undertake affirmative and expensive actions to determine the causes of the borrower’s default and the likelihood that the borrower will be able to reinstate the loan. In some cases, courts have substituted their judgment for the lender’s judgment and have required that lenders reinstate loans or recast payment schedules in order to accommodate borrowers who are suffering from temporary financial disability. In other cases, courts have limited the right of the lender to foreclose if the default under the mortgage instrument is not monetary, such as the borrower’s failing to adequately maintain the property or the borrower’s executing a second mortgage or deed of trust affecting the property in violation of the provisions of the first mortgage or deed of trust. Finally, some courts have been faced with the issue of whether or not federal or state constitutional provisions reflecting due process concerns for adequate notice require that borrowers under mortgages receive notices in addition to the statutorily-prescribed requirements. For the most part, these cases have upheld the notice provisions as being reasonable or have found that the sale under a deed of trust or a mortgage having a power of sale does not involve sufficient state action to afford constitutional protection to the borrower.

Applicability of Usury Laws

State and federal usury laws limit the interest that lenders are entitled to receive on a mortgage loan. In determining whether a given transaction is usurious, courts may include charges in the form of “points” and “fees” as “interest,” but may exclude payments in the form of “reimbursement of foreclosure expenses” or other charges found to be distinct from “interest.” In some instances, we will elect to have our loans governed by Nevada law, which does not limit the amount of interest that parties may agree to in writing. However, we may not always be able to elect to have Nevada law govern our loans. In addition, even if we believe Nevada law should govern a particular loan, a court may find that the law of another state, which imposes limits on interest, applies, and that our loan violates that law. If the amount charged for the use of the money loaned is found to exceed a statutorily established maximum rate, the form employed and the degree of overcharge are both immaterial to the determination that the loan is usurious. Statutes differ in their provision as to the consequences of a usurious loan. One group of statutes requires the lender to forfeit the interest above the applicable limit or imposes a specified penalty. Under this statutory scheme, the borrower may have the recorded mortgage or deed of trust cancelled upon paying its debt with lawful interest, or the lender may foreclose, but only for the debt plus lawful interest. Under a second, more severe type of statute, a violation of the usury law results in the invalidation of the transaction, thereby permitting the borrower to have the recorded mortgage or deed of trust cancelled without any payment (thus prohibiting the lender from foreclosing). See “Risk Factors — Risks Related to the Secured Loan Lending Business — If we were found to have violated applicable usury laws, we would be subject to penalties and other possible risks.”

Environmental Laws

Real property pledged as security to a lender may be subject to potential environmental risks. Such environmental risks may give rise to a diminution in value of property securing any mortgage loan or, as more fully described below, liability for cleanup costs or other remedial actions, which liability could exceed the value of such property or the principal balance of the related mortgage loan. In certain circumstances, a lender may choose not to foreclose on contaminated property rather than risk incurring liability for remedial actions.

Under the laws of certain states, the owner’s failure to perform remedial actions required under environmental laws may in certain circumstances give rise to a lien on mortgaged property to ensure the reimbursement of remedial costs. In some states, such lien law gives priority over the lien of an existing mortgage against such property. Because the costs of remedial action could be substantial, the value of a mortgaged property as collateral for a mortgage loan could be adversely affected by the existence of an environmental condition giving rise to a lien.

Under limited circumstances, secured lenders may be liable for the costs of investigation and cleanup of contaminated property. Pursuant to CERCLA and similar state laws, current or previous owners or operators of real property are liable for the cost of investigation, removal or remediation of hazardous substances at their properties. CERCLA contains a secured creditor exemption that eliminates owner and operator liability for lenders who hold indicia of ownership in a contaminated property primarily to protect their security interest in that property, provided the lender does not participate in the management of the property. Although a lender may not exercise day-to-day control over environmental compliance issues at the facility, a lender may require a borrower to inspect or clean up the property without triggering CERCLA liability. A lender also may foreclose on the property without triggering CERCLA liability, provided the lender seeks to divest itself of the facility at the earliest practicable, commercially reasonable time, on commercially reasonable terms. However, even if a lender does not incur CERCLA liability, the diminished value of a contaminated property may significantly impact and in some cases negate the value of the lien. The secured lender liability protection under CERCLA varies somewhat under individual state laws.

We will generally require that a Phase I environmental assessment be provided on all property before we originate or purchase a loan with respect to such property. We also expect to receive an endorsement letter from the firm that conducts the environmental assessment allowing us to rely on such assessment as a condition to funding the loan. Phase I environmental site assessments are intended to evaluate information regarding the environmental condition of the surveyed property and surrounding properties based generally on visual observations, interviews and certain publicly available databases. These assessments do not typically take into account all environmental issues including, but not limited to, testing of soil or groundwater or the possible presence of asbestos, lead-based paint, radon, wetlands or mold.

“Hazardous substances” are generally defined as any dangerous, toxic or hazardous pollutants, chemicals, wastes or substances, including, without limitation, those identified pursuant to CERCLA or any other environmental laws, and specifically include, without limitation, gasoline, diesel fuel, fuel oil, petroleum hydrocarbons, asbestos and asbestos-containing materials, polychlorinated biphenyls, radon gas, and urea formaldehyde foam insulation.

If a secured lender becomes liable for cleanup costs, it may bring an action for contribution against the current owners or operators, the owners or operators at the time of on-site disposal activity or any other party who contributed to the environmental hazard. Such persons or entities may be bankrupt or otherwise judgment-proof, however, and recovery cannot be guaranteed. A contribution action against the borrower may be adversely affected by the limitations on recourse in the loan documents. Similarly, in some states, anti-deficiency legislation and other statutes requiring the lender to exhaust its security before bringing a personal action against the borrower may curtail the lender’s ability to recover environmental cleanup and other related costs and liabilities incurred by the lender. For more discussion of some of the risks associated with environmentally impacted properties, see “Risk Factors — General Risks Related to Investments in Real Estate — The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions.”

Junior Mortgages and Deeds of Trust; Rights of Senior Mortgagees or Beneficiaries

Priority of liens on mortgaged property created by mortgages or deeds of trust depends on their terms and, generally, on the order of filing with a state, county or municipal office, although priority may in some states be altered by the mortgagee’s or beneficiary’s knowledge of unrecorded liens, leases or encumbrances against the mortgaged property. However, filing or recording does not establish priority over governmental claims for real estate taxes and assessments or, in some states, for reimbursement of remediation costs of certain environmental conditions. In addition, the Internal Revenue Code provides priority to certain tax liens over the lien of a mortgage. State law also may provide priority to certain mechanic’s, materialmen’s and workmen’s liens over a mortgage lien.

We expect that we will be the junior lender with respect to a portion of our loans. Our rights as mortgagee or beneficiary under a junior mortgage or deed of trust will be subordinate to those of the mortgagee or beneficiary under the senior mortgage or deeds of trust, including the prior rights of the senior mortgagee or beneficiary to receive rents, hazard insurance and condemnation proceeds and to cause the property securing the mortgage loan to be sold upon default of the mortgagor, thereby extinguishing the junior mortgagee’s or beneficiary’s lien, unless we assert our subordinate interest in foreclosure litigation or cure the defaulted senior loan. As discussed more fully below, in many states a junior mortgagee may cure a defaulted senior loan in full, adding the amounts expended to the balance due on the junior loan. Absent a provision in the senior mortgage, no notice of default is generally required to be given to the junior mortgagee or beneficiary. In situations where our loan will be a junior loan, we will seek to enter into agreements with the senior lender that give us the right to receive notice of default by the borrower on the senior loan and the right to retire or assume the senior loan upon such default. For a discussion of some of the risks associated with being the junior lender, see “Risk Factors — Risks Related to the Secured Loan Lending Business — Investments in second, mezzanine and wraparound mortgage loans present additional risks compared to loans secured by first deeds of trust.”

The form of mortgage or deed of trust used by many institutional lenders confers on the mortgagee or beneficiary the right both to receive proceeds collected under any hazard insurance policy and awards made in connection with any condemnation proceedings, and to apply such proceeds and awards to any indebtedness secured by the mortgage or deed of trust, in such order as the mortgagee may determine. Thus, in the event improvements on the property are damaged or destroyed by fire or other casualty, or in the event the property is taken by condemnation, the mortgagee or beneficiary under the senior mortgage or deed of trust will have the prior right to collect any insurance proceeds payable under a hazard insurance policy and any award of damages in connection with the condemnation and to apply the same to the indebtedness secured by the senior mortgage or deed of trust. Proceeds in excess of the amount of the senior indebtedness will, in most cases, be applied to the indebtedness secured by a junior mortgage or deed of trust. The laws of certain states may limit the ability of mortgagees or beneficiaries to apply the proceeds of hazard insurance and partial condemnation awards to the secured indebtedness. In such states, the mortgagor or trustor must be allowed to use the proceeds of hazard insurance to repair the damage unless the security of the mortgagee or beneficiary has been impaired. Similarly, in certain states, the mortgagee or beneficiary is entitled to the award for a partial condemnation of the real property security only to the extent that its security is impaired. Where our loan is subordinate to a senior lender, we will not receive any proceeds from insurance payouts or awards of damages that are available to be paid to secured lenders until the debt to the senior lender has been satisfied in full.

The form of mortgage or deed of trust used by many institutional lenders typically contains a “future advances” clause, which provides that additional amounts advanced to or on behalf of the mortgagor or trust or by the mortgagee or beneficiary are to be secured by the mortgage or deed of trust. While such a clause is valid under the laws of most states, the priority of any advance made under the clause depends, in some states, on whether the advance was an “obligatory” or “optional” advance. If the mortgagee or beneficiary is obligated to advance the additional amounts, the advance may be entitled to receive the same priority as amounts initially made under the mortgage or deed of trust, notwithstanding that there may be intervening junior mortgages or deeds of trust and other liens between the date of recording of the mortgage or deed of trust and the date of the future advance, and notwithstanding that the mortgagee or beneficiary had actual knowledge of such intervening junior mortgages or deeds of trust and other liens at the time of the future advance. Where the mortgagee or beneficiary is not obligated to advance the additional amounts and has actual knowledge of the intervening junior mortgages or deeds of trust and other liens, the additional advance may be subordinate to such intervening junior mortgages or deeds of trust and other liens. Priority of advances under a “future advance” clause rests, in other states, on state law giving priority to advances made under the loan agreement up to a “credit limit” amount stated in the recorded mortgage or deed of trust.

Another provision typically found in the forms of mortgages and deeds of trust used by many institutional lenders obligates the mortgagor or trustor to pay before delinquency all taxes and assessments on the property and, when due, all encumbrances, charges and liens on the property that appear prior to the mortgage, to provide and maintain fire insurance on the property, to maintain and repair the property and not to commit or permit any waste thereof, and to appear in and defend any action or proceeding purporting to affect the property or the rights of the mortgagee under the mortgage. Upon a failure of the mortgagor or trustor to perform any of these obligations, the mortgagee or beneficiary is given the right under the mortgage or deed of trust to perform the obligation itself, at its election, with the mortgagor or trustor agreeing to reimburse the mortgagee or beneficiary for any sums expended by the mortgagee or beneficiary on behalf of the mortgagor or trustor. All sums so expended by the mortgagee or beneficiary become part of the indebtedness secured by the mortgage.

Statutory Rights of Redemption

In some states, after a foreclosure sale pursuant to a mortgage or deed of trust, the borrower and certain foreclosed junior lien holders are given a statutory period in which to redeem the property from the foreclosure sale. In some states, redemption may occur only upon payment of the entire principal balance of the loan, accrued interest and expenses of foreclosure. In other states, redemption may be authorized if the borrower pays only a portion of the sums due. The effect of a statutory right of redemption is to diminish the ability of the lender to sell the foreclosed property. The right of redemption may defeat the title of any purchaser at a foreclosure sale or any purchaser from the lender subsequent to a foreclosure sale. Certain states permit a lender to avoid a post-sale redemption by waiving its right to a deficiency judgment. Consequently, the practical effect of the redemption right is often to force the lender to retain the property and pay the expenses of ownership until the redemption period has run. Under the laws of some states, mortgages under contracts for deed also may have a post-foreclosure right of redemption, and a mortgagor with a sufficient equity investment in the property may be permitted to share in the proceeds of any sale of the property after the indebtedness is paid or may otherwise be entitled to a prohibition of the enforcement and the forfeiture clause.

Bankruptcy Laws

Statutory provisions, including the Federal Bankruptcy Code and state laws affording relief to debtors, may interfere with and delay the ability of the secured mortgage lender to obtain payment of the loan, to realize upon collateral and/or to enforce a deficiency judgment. Under the Bankruptcy Code, virtually all actions (including foreclosure actions and deficiency judgment proceedings) are automatically stayed upon the filing of a bankruptcy petition, and often no interest or principal payments are made during the course of the bankruptcy proceeding. The delay and consequences thereof caused by such an automatic stay can be significant. However, the automatic stay can be lifted unless the debtor can provide adequate security to the creditor, usually in the form of post-petition payments on the debt. Also, under the Bankruptcy Code, the filing of a petition in bankruptcy by or on behalf of a junior lien holder, including, without limitation, any junior mortgagee, may stay the senior lender from taking action to foreclose that junior lien.

Under the Bankruptcy Code, provided certain substantive and procedural safeguards for the lender are met, the amount and terms of a mortgage secured by property of the debtor may be modified under certain circumstances. The outstanding amount of the loan secured by the real property may be reduced to the then current value of the property (with a corresponding partial reduction of the amount of the lender’s security interest) pursuant to a confirmed plan or lien avoidance proceeding, thus leaving the lender in the position of a general unsecured creditor for the difference between such value and the outstanding balance of the loan. Other modifications may include a reduction in the amount of each monthly payment, which reduction may result from a reduction in the rate of interest and/or the alteration of the repayment schedule (with or without affecting the unpaid principal balance of the loan), and/or an extension (or reduction) of the final maturity date. Some courts with federal bankruptcy jurisdiction have approved plans, based on the particular facts of the reorganization cases that effected the curing of a mortgage loan default by paying arrearage over a number of years. Also, under the Bankruptcy Code, a bankruptcy court may permit a debtor through its rehabilitative plan to decelerate a secured loan and to reinstate the loan even though the lender accelerated the mortgage loan and final judgment of foreclosure had been entered in state court (provided no sale of the property had yet occurred) prior to the filing of the debtor’s petition. This may be accomplished even if the full amount due under the original loan is never repaid. Other types of significant modifications to the terms of the mortgage or deed of trust may be acceptable to the bankruptcy court, often depending on the particular facts and circumstances of the specific case.

In a bankruptcy or similar proceeding, action may be taken seeking the recovery as a preferential transfer of any payments made by the mortgagor to the lender under the related mortgage loan. Payments on long-term debt may be protected from recovery as preferences if they are payments in the ordinary course of business made on debts incurred in the ordinary course of business. Whether any particular payment would be protected depends upon the facts specific to a particular transaction.

Enforceability of Certain Provisions

Acceleration on Default

We may extend loans that contain a “debt acceleration” clause, which permits the lender to accelerate the full debt upon a monetary or non-monetary default by the borrower. In the event that we decide to exercise the debt acceleration clause, our right to receive payment or foreclose our interest in, and take possession of, the collateral will be subordinate to the rights of the senior lender. Typically, we will be required to assume the senior debt or ensure that the senior debt is repaid before we may fully exercise the debt acceleration provisions in our loans.

The courts of most states will enforce clauses providing for acceleration in the event of a material payment default after giving effect to any appropriate notices. The equity courts of any state, however, may refuse to foreclose a mortgage or deed of trust when an acceleration of the indebtedness would be inequitable or unjust or the circumstances would render the acceleration unconscionable. Furthermore, in some states, the borrower may avoid foreclosure and reinstate an accelerated loan by paying only the defaulted amounts and the costs and attorneys’ fees incurred by the lender in collecting such defaulted payments.

State courts also are known to apply various legal and equitable principles to avoid enforcement of the forfeiture provisions of installment contracts. For example, a lender’s practice of accepting late payments from the borrower may be deemed a waiver of the forfeiture clause. State courts also may impose equitable grace periods for payment of arrearage or otherwise permit reinstatement of the contract following a default. Not infrequently, if a borrower under an installment contract has significant equity in the property, equitable principles will be applied to reform or reinstate the contract or to permit the borrower to share the proceeds upon a foreclosure sale of the property if the sale price exceeds the debt.

Secondary Financing: Due-on-Encumbrance Provisions

Some mortgage loans have no restrictions on secondary financing, thereby permitting the borrower to use the mortgaged property as security for one or more additional loans. Some mortgage loans may preclude secondary financing (often by permitting the first lender to accelerate the maturity of its loan if the borrower further encumbers the mortgaged property) or may require the consent of the senior lender to any junior or substitute financing. However, such provisions may be unenforceable in certain jurisdictions under certain circumstances.

Where the borrower encumbers the mortgaged property with one or more junior liens, the senior lender is subject to additional risk. First, the borrower may have difficulty servicing and repaying multiple loans. Second, acts of the senior lender that prejudice the junior lender or impair the junior lender’s security may create a superior equity in favor of the junior lender. Third, if the borrower defaults on the senior loan and/or any junior loan or loans, the existence of junior loans and actions taken by junior lenders can impair the security available to the senior lender and can interfere with, delay and in certain circumstances even prevent the taking of action by the senior lender. Fourth, the bankruptcy of a junior lender may operate to stay foreclosure or similar proceedings by the senior lender.

MANAGEMENT

General

We operate under the direction of our board of trustees, the members of which are accountable to us and our shareholders as fiduciaries. The board is responsible for the management and control of our affairs. However, our board of trustees has retained ARCR Advisors to serve as our advisor and manage our day-to-day operations through a contractual arrangement with UDFH GS, our sub-advisor. In addition, UDFH LD, an affiliate of UDFH GS and UDFH, one of our co-sponsors, will provide asset management services and will make its personnel and other management assets available for our operation and maintenance. Our independent trustees have reviewed and ratified our declaration of trust. We do not employ our own management personnel. Instead, we will pay fees to our advisor entities and their affiliates for providing services to us.

Our declaration of trust and bylaws provide that the number of our trustees may be established by a majority of the entire board of trustees. At any time after commencement of our initial public offering, there may not be fewer than three or more than 15 trustees, subject to increase or decrease by a vote of our board. Our declaration of trust provides that after commencement of our initial public offering a majority of our trustees must be independent trustees, as such term is defined in our declaration of trust, except for a period of 60 days after the death, removal or resignation of an independent trustee pending the election of such independent trustee’s successor. An “independent trustee” is a person who is not one of our officers or employees or an officer or employee of one of our co-sponsors, our advisor entities or their affiliates and has not otherwise been affiliated with such entities for the previous two years. We have five trustees, three of whom are independent under the definition of independence set forth in our declaration of trust and the independence tests provided in the New York Stock Exchange Listed Company Manual. Each trustee must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets in which we will invest. At least one of the independent trustees must have at least three years of relevant real estate experience. A majority of our trustees have three years of real estate experience.

Each trustee will serve until the next annual meeting of shareholders and until his or her successor has been duly elected and qualifies. Although the number of trustees may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent trustee. Any trustee may resign at any time and may be removed with or without cause by the shareholders upon the affirmative vote of holders of at least a majority of all the outstanding shares entitled to vote generally in the election of trustees. The notice of any special meeting called to remove a trustee will indicate that the purpose, or one of the purposes, of the meeting is to determine if the trustee shall be removed.

A vacancy created by an increase in the number of trustees or the death, resignation, removal, adjudicated incompetence or other incapacity of a trustee may be filled only by a vote of a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum, and any trustee elected to fill a vacancy will serve for the remainder of the full term of the trusteeship in which the vacancy occurred. Independent trustees will nominate replacements for vacancies in the independent trustee positions. If at any time there are no trustees in office, successor trustees will be elected by the shareholders. Each trustee will be bound by the declaration of trust and the bylaws.

During the discussion of a proposed transaction, independent trustees may offer ideas for ways in which transactions may be structured to offer the greatest value to us, and our management will take these suggestions into consideration when structuring transactions. The trustees are not required to devote all of their time to our business and are only required to devote the time to our affairs as their duties require. The trustees will meet quarterly or more frequently if necessary. We do not expect that the trustees will be required to devote a substantial portion of their time to discharge their duties as our trustees. Consequently, in the exercise of their responsibilities, the trustees will be relying on our advisor entities and the asset manager. Our trustees have a fiduciary duty to our shareholders to supervise the relationship between us and our advisor entities. The board is empowered to fix the compensation of all officers that it selects and approve the payment of compensation to trustees for services rendered to us in any other capacity.

In addition to the investment policies set forth in our declaration of trust, our board of trustees has established policies on investments and borrowing, which are set forth in this prospectus. The trustees may establish further policies on investments and borrowings and shall monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled and are in the best interest of the shareholders. We will follow the policies on investments and borrowings set forth in this prospectus unless and until they are modified in accordance with our declaration of trust.

The board also is responsible for reviewing our fees and expenses on at least an annual basis and with sufficient frequency to determine that the expenses incurred are in the best interest of the shareholders. In addition, a majority of the trustees, including a majority of the independent trustees, who are not otherwise interested in the transaction must approve all transactions with any of our trustees, our co-sponsors, our advisor entities or their affiliates as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. The independent trustees also will be responsible for reviewing the performance of our advisor entities and asset manager and determining that the compensation to be paid to these entities is reasonable in relation to the nature and quality of services to be performed and that the provisions of the advisory agreement are being carried out. Specifically, the independent trustees will consider factors such as:

•	the amount of the fees paid to our advisor entities in relation to the size, composition and performance of our investments;
•	the success of our advisor entities in generating appropriate investment opportunities;
•	rates charged to other companies, especially REITs of similar structure, and other investors by advisors performing similar services;
•	additional revenues realized by our advisor entities and their affiliates through their relationship with us, whether we pay them or they are paid by others with whom we do business;
•	the quality and extent of service and advice furnished by our advisor entities and the performance of our investment portfolio; and
•	the quality of our portfolio relative to the investments generated by our advisor entities or their affiliates for their own accounts and their other programs and clients.

After we accept any subscriptions for the purchase of shares in this offering, none of our trustees, our advisor entities, nor any of their affiliates will vote or consent to the voting of our common shares of beneficial interest they now own or hereafter acquire on matters submitted to the shareholders regarding either (1) the removal of our advisor, such trustee or any of their affiliates, or (2) any transaction between us and our advisor, such trustee or any of their affiliates. In determining the requisite percentage in interest required to approve such a matter, any shares owned by such persons will not be included.

Trustee Qualifications

We believe our board of trustees should encompass a diverse range of talent, skill and expertise sufficient to provide sound and prudent guidance with respect to our operations and interests. Each trustee also is expected to: exhibit high standards of integrity, commitment and independence of thought and judgment; use his or her skills and experiences to provide independent oversight to our business; participate in a constructive and collegial manner; be willing to devote sufficient time to carrying out his or her duties and responsibilities effectively; devote the time and effort necessary to learn our business; and represent the long-term interests of all shareholders.

We have determined that our board of trustees as a whole must have the right mix of characteristics and skills for the optimal functioning of the board in its oversight of the company. We believe our board of trustees should be comprised of persons with skills in areas such as: finance; real estate; strategic planning; leadership of business organizations; and legal matters.

In addition to the targeted skill areas, our board of trustees looks for a strong record of achievement in key knowledge areas that it believes are critical for trustees to add value to the board, including:

•	Strategy — knowledge of our business model, the formulation of business strategies, knowledge of key competitors and markets;
•	Leadership — skills in coaching and working with senior executives and the ability to oversee the Chief Executive Officer;
•	Relationships — understanding how to interact with investors, accountants, attorneys, analysts and markets in which we operate; and
•	Functional — understanding of finance matters, financial statements and auditing procedures, technical expertise, legal issues, information technology and marketing.

Executive Officers and Trustees

We have provided below certain information about our executive officers and trustees.

Name	Age*	Position(s)
Hollis M. Greenlaw	49	Chief Executive Officer and Chairman of the Board of Trustees
David A. Hanson	50	Chief Operating Officer and Chief Accounting Officer
Cara D. Obert	44	Chief Financial Officer and Treasurer
Edward M. Weil, Jr.	46	Trustee
Phillip K. Marshall	64	Independent Trustee
Eustace W. Mita	59	Independent Trustee
Steven J. Finkle	64	Independent Trustee

*	As of November 15, 2013

Hollis M. Greenlaw.  Mr. Greenlaw has served as our Chief Executive Officer and Chairman of our board of trustees since our formation in October 2013. Mr. Greenlaw serves as Co-Chairman for, and is a partner of, UDFH, one of our co-sponsors, as well as Director, President and Chief Executive Officer of UDF Services, its general partner, and Chief Executive Officer of UDFH LD, our asset manager. Mr. Greenlaw is also the co-founder and Chief Executive Officer of the asset manager of United Development Funding, L.P., United Development Funding II, L.P., United Development Funding III, L.P. and United Development Funding Land Opportunity Fund, L.P., as well as Chief Executive Officer and Chairman of the board of trustees of United Development Funding IV, all of which are affiliated real estate finance companies that provide custom financing and make opportunistic purchases of land for residential lot development and home construction. As Chief Executive Officer of the asset manager of the United Development Funding family of entities, Mr. Greenlaw has directed the funding of more than $1.5 billion in loans and land banking transactions and over $168 million in equity investments through United Development Funding products, receiving more than $686 million in repayments and over $92 million in equity investment distributions to date, most notably through United Development Funding, L.P., United Development Funding II, L.P., United Development Funding III, L.P., United Development Funding Land Opportunity Fund, L.P. and United Development Funding IV. From March 1997 until June 2003, Mr. Greenlaw served as Chairman, President, and Chief Executive Officer of a multi-family real estate development and management company owned primarily by The Hartnett Group, Ltd., a closely-held private investment company managing more than $40 million in assets. There he developed seven multi-family communities in Arizona, Texas, and Louisiana with a portfolio value exceeding $80 million. Prior to joining The Hartnett Group, Mr. Greenlaw was an attorney with the Washington, D.C. law firm, Williams & Connolly, where he practiced business and tax law. Mr. Greenlaw was a member of Phi Beta Kappa at Bowdoin College and received his Juris Doctorate from the Columbia University School of Law in 1990. Mr. Greenlaw is a member of the Maine, District of Columbia and Texas bars. Our board of trustees selected Mr. Greenlaw to serve as a trustee because he is our Chief Executive Officer and has served in various executive roles with one of our co-sponsors or its affiliates since 2003. He has extensive knowledge of the public homebuilding and real estate industries, and has relationships with chief executives and other senior management at multiple real estate companies. We believe that his demonstrated leadership skills, business expertise and extensive REIT executive experience provide him with the skills and qualifications to serve as a trustee.

David A. Hanson.  Mr. Hanson has served as our Chief Operating Officer and Chief Accounting Officer since our formation in October 2013. Mr. Hanson also serves as President of UDFH GS, our sub-advisor, and as Chief Financial Officer of UDF Services. Mr. Hanson also has served as Chief Operating Officer and Chief Accounting Officer of United Development Funding IV since May 2008. He has also served as President of UMTH General Services, L.P. (UMTH GS), Chief Financial Officer of UMT Holdings, L.P. (UMT Holdings), and Chief Financial Officer of UMT Services, Inc. (UMT Services) since June 2007. Mr. Hanson has over 20 years of experience as a financial executive in the residential housing industry and as an accountant with an international public accounting firm. From 2006 to 2007, he was a Director of Land Finance for the Central/Eastern Region at Meritage Homes Corporation (Meritage), the twelfth largest publicly traded homebuilder. While at Meritage, Mr. Hanson handled all aspects of establishing, financing, administering and monitoring off-balance sheet FIN 46-compliant entities for the Central/Eastern Region. From 2001 to 2006, he was employed with Lennar Corporation, a national homebuilding company, as the Regional Finance Manager and served as acting homebuilding Division President, Regional Controller, and Controller for both homebuilding and land divisions. From 1999 to 2001, Mr. Hanson was the Director, Finance and Administration for One, Inc., a technology consulting firm. From 1996 to 1999, Mr. Hanson was the Vice President, Finance and Accounting for MedicalControl, Inc., a publicly traded managed healthcare company. Prior to 1996, he was employed with Arthur Andersen LLP, an international accounting and consulting firm, for approximately nine years. He graduated from the University of Northern Iowa in 1984 with a Bachelor of Arts degree in Financial Management/Economics and in 1985 with a Bachelor of Arts degree in Accounting. He is a Certified Public Accountant and Certified Management Accountant.

Cara D. Obert.  Ms. Obert has served as our Chief Financial Officer and Treasurer since our formation in October 2013. Ms. Obert also serves as the Chief Financial Officer for, and is a partner of, UDFH. She also has served as the Chief Financial Officer of UDFH Land Development, L.P. since August 2006 and as the Chief Financial Officer of United Development Funding IV since May 2008. Ms. Obert served as the Chief Financial Officer for UMT Holdings from March 2004 until August 2006 and served as Controller for UMT Holdings from October 2003 through March 2004. She has served as the Chief Financial Officer of UMTH Land Development, L.P. (UMTH LD) since August 2006. From 1996 to 2003, she was a self-employed consultant, assisting clients, including Fortune 500 companies, in creating and maintaining financial accounting systems. From May 1995 until June 1996, she served as Controller for Value-Added Communications, Inc., a NASDAQ-listed telecommunications company that provided communications systems for the hotel and prison industries. From 1990 to 1993, she was employed with Arthur Andersen LLP, an international accounting and consulting firm. She graduated from Texas Tech University in 1990 with a Bachelor of Arts degree in accounting. She is a Certified Public Accountant.

Edward M. Weil, Jr.  Mr. Weil has served as one of our trustees since October 2013. Mr. Weil has also served as President, Chief Operating Officer, Treasurer and Secretary of our advisor since September 2013. Mr. Weil served as an executive officer of American Realty Capital Trust, Inc. (ARCT), the ARCT advisor and the ARCT property manager from their formation in August 2007 through March 2012. Mr. Weil has served as an executive officer of American Realty Capital New York Recovery REIT, Inc. (NYRR), the NYRR property manager and the NYRR advisor since their formation in October 2009. He has served as the Executive Vice President and Secretary of the Phillips Edison — ARC Shopping Center REIT Inc. (PE-ARC) advisor since its formation in December 2009. Mr. Weil has served as an executive officer of American Realty Capital — Retail Centers of America, Inc. (ARC RCA) and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Weil has served as an executive officer of American Realty Capital Healthcare Trust, Inc. (ARC HT), the ARC HT advisor and the ARC HT property manager since their formation in August 2010. Mr. Weil has served as a director of American Realty Capital Trust III, Inc. (ARCT III) beginning in February 2012 and as an executive officer of ARCT III, the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until the close of ARCT III’s merger with American Realty Capital Properties, Inc. (ARCP) in February 2013. Mr. Weil has served as an executive officer and, beginning in March 2012, a director, of American Realty Capital Daily Net Asset Value Trust, Inc. (ARC DNAV) since its formation in September 2010, and has served as an executive officer of the

ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Weil has served as an executive officer and, beginning in March 2012, a director, of ARCP since its formation in December 2010 and has served as an executive officer of the ARCP advisor since its formation in November 2010. Mr. Weil has been a director and an executive officer of American Realty Capital Global Trust, Inc. (ARC Global), the ARC Global advisor and the ARC Global property manager since their formation in July 2011, July 2011 and January 2012, respectively. Mr. Weil has served as the President, Chief Operating Officer, Treasurer and Secretary of American Realty Capital Trust IV, Inc. (ARCT IV), the ARCT IV advisor and the ARCT IV property manager since their formation in February 2012. Mr. Weil was appointed as a director of ARCT in January 2013. Mr. Weil has served as the President, Chief Operating Officer, Treasurer and Secretary of American Realty Capital Healthcare Trust II, Inc. (ARC HT II), the ARC HT II advisor and the ARC HT II property manager since their formation in October 2012. Mr. Weil served as the President, Treasurer and Secretary of ARC Realty Finance Trust, Inc. (ARC RFT) and the ARC RFT advisor from November 2012 until January 2013. Mr. Weil has served as President, Chief Operating Officer, Treasurer, Secretary and director of American Realty Capital Trust V, Inc. (ARCT V) and as President, Chief Operating Officer, Treasurer and Secretary of the ARCT V advisor and the ARCT V property manager since their formation in January 2013. Mr. Weil has served as a member of the board of managers of the American Realty Capital Hospitality Trust, Inc. (ARC HOST) sub-property manager since August 2013. Mr. Weil has served as the Executive Vice President and Secretary of the Business Development Corporation of America (BDCA) advisor since its formation in June 2010. Mr. Weil has been the Chief Executive Officer of our dealer manager since December 2010. Mr. Weil was formerly the Senior Vice President of sales and leasing for American Financial Realty Trust (AFRT) from April 2004 to October 2006, where he was responsible for the disposition and leasing activity for a 33 million square foot portfolio of properties. Under the direction of Mr. Weil, his department was the sole contributor in the increase of occupancy and portfolio revenue through the sales of over 200 properties and the leasing of over 2.2 million square feet, averaging 325,000 square feet of newly executed leases per quarter. After working at AFRT, from October 2006 to May 2007, Mr. Weil was managing director of Milestone Partners Limited and prior to joining AFRT, from 1987 to April 2004, Mr. Weil was President of Plymouth Pump & Systems Co. Mr. Weil holds FINRA Series 7, 24 and 63 licenses.

Phillip K. Marshall.  Mr. Marshall has served as one of our independent trustees since our formation in October 2013. Since August 2008, Mr. Marshall has served as an independent trustee of United Development Funding IV. Since September 2006, Mr. Marshall has served as an independent trustee of United Mortgage Trust, a REIT that invests exclusively in: (i) lines of credit and secured loans for the acquisition and development of single-family home lots; (ii) lines of credit and loans secured by developed single-family lots; (iii) lines of credit and loans secured by completed model homes; (iv) loans provided to entities that have recently filed for bankruptcy protection under Chapter 11 of the U.S. bankruptcy code, secured by a priority lien over pre-bankruptcy secured creditors; (v) lines of credit and loans, with terms of 18 months or less, secured by single-family lots and homes constructed thereon; (vi) discounted cash flows secured by assessments levied on real property; and (vii) credit enhancements to real estate developers, homebuilders, land bankers and other real estate investors who acquire real property, subdivide real property into single-family residential lots, acquire finished lots and/or build homes on such lots. As a trustee of United Development Funding IV and United Mortgage Trust, Mr. Marshall participates in the monthly review and approval of real estate investments made and managed by such entities, and also participates annually in the review and restatement of such entities’ investment policies. Mr. Marshall also currently chairs the United Development Funding IV and United Mortgage Trust audit committees and serves on the United Mortgage Trust financial reporting and liquidity committees. From May 2007 to the present, Mr. Marshall has served as Chief Financial Officer of Rick’s Cabaret International, Inc., a publicly traded restaurant and entertainment company. From February 2007 to May 2007, he served as Controller of Dorado Exploration, Inc., a privately held oil and gas company. From July 2003 to January 2007, he served as Chief Financial Officer of CDT Systems, Inc., a publicly held company located in Addison, Texas that is engaged in water technology. From 2001 to 2003, he was a principal of Whitley Penn, independent certified public accountants. From 1992 to 2001, Mr. Marshall served as Director of Audit Services at Jackson & Rhodes PC, where he consulted in the structure and formation of United Mortgage Trust in 1996, including developing the criteria necessary to determine the type of assets suitable for acquisition by United Mortgage Trust pursuant to its desire to qualify as a REIT. While at Jackson & Rhodes and subsequently with Whitley Penn, Mr. Marshall served as the audit partner for United Mortgage Trust. From 1991 to 1992, Mr. Marshall served as an audit partner at Toombs, Hall and Foster; from 1987 to 1991, he served as an audit partner for KPMG Peat Marwick (KPMG); and from 1980 to 1987, he served as audit partner for KMG Main Hurdman (KMG). As an audit partner for KPMG and KMG, Mr. Marshall had extensive experience working with a number of mortgage banking clients and savings and loan institutions involved in residential real estate finance. In his capacity as auditor and audit partner for his mortgage banking clients, Mr. Marshall performed reviews and tests of income recognition and reporting, quality of asset testing (including analysis of real estate appraisals), historical loss reserves and comparison to industry loss reserves. Additionally, Mr. Marshall performed single audit procedures to assess the adequacy of loan servicing services including collections, cash management and reporting procedure testing, and escrow analysis. Mr. Marshall is a Certified Public Accountant in the State of Texas. He received a Bachelors of Business Administration in Accounting, Texas State University in 1972. Our board of trustees selected Mr. Marshall to serve as a trustee in part due to his financial and accounting expertise, as well as his knowledge of the financial markets in which we operate. Our board of trustees believes that his experience as a partner at a public accounting firm, as well as his previous service on the boards of trustees of REITs, will bring value to us, particularly in his role as the audit committee chairman and audit committee financial expert.

Eustace W. Mita.  Mr. Mita has served as one of our independent trustees since our formation in October 2013. Mr. Mita has been the Chief Executive Officer of Achristavest, LLC, since 2002. Achristavest is a developer of waterfront properties in Nantucket, New Jersey, Maryland, the Carolinas, Pennsylvania, Park City, Utah, and Costa Rica. Mr. Mita is also Chairman of Mita Management, a closely held company with interests in the automotive and real estate industries. From April 2000 until October 2001, Mr. Mita served as the Executive Vice President of The Reynolds & Reynolds Company (NYSE). Prior to forming Mita Management, Eustace was President and Chief Executive Officer of HAC Group, an automotive dealer training and consulting group with operations in nineteen countries, which was acquired by The Reynolds and Reynolds Company in 2000. In 1984, Mr. Mita founded Mita Leasing, an automotive retailing and leasing company. Eustace served as a member of the board of directors of Reynolds and Reynolds, and is a board member of Penske Auto Group (NYSE). Mr. Mita was a founding director of First Republic Bank (NASDAQ) and a founding member and Executive Director of Lumen Institute. Our board of trustees believes Mr. Mita’s experience as a real estate developer as well as his previous service on corporate boards will bring value to us as an independent trustee.

Steven J. Finkle.  Mr. Finkle has served as one of our independent trustees since our formation in October 2013. Mr. Finkle has served as an independent trustee for United Development Funding IV since August 2008. In 1995, Mr. Finkle founded National Brokerage Associates (NBA) and currently serves as President. National Brokerage is a full service insurance brokerage house serving agents in the Washington, D.C. metropolitan area and on a national basis. NBA has a niche in the variable life marketplace and has been involved with designing several variable life insurance products. A full service brokerage firm specializing in life, annuities, long term care, and disability, NBA works with several nationwide broker-dealers, a number of banks and the insurance brokerage community. From 1989 to 1995, Mr. Finkle served as a partner and President of CFG Insurance Services. In 1975, Mr. Finkle became part of the first franchised insurance brokerage operation in the United States when he co-founded MTA Brokerage. From 1972 to 1974, Mr. Finkle served as an assistant manager for the insurance brokerage firm of Johnson & Higgins at the Atlanta, Georgia regional office and later with National Life of Vermont. Mr. Finkle holds Series 7, 24, and 63 securities licenses and serves on the advisory committee for multiple insurance carriers. Mr. Finkle currently serves on the Brokerage Task Force of the Association for Advanced Life Underwriting, a membership organization of over 2,200 of the top producing life insurance agents in the country, and is a partner of Brokerage Resources of America, an affiliation of national insurance brokerage firms. Mr. Finkle also previously served on the boards of directors of the District of Columbia Association of Insurance and Financial Advisors and the National Association of Life Brokerage Agencies, the premier association representing the insurance brokerage community. Mr. Finkle received his Bachelors of Business Administration degree in Insurance from Georgia State University in 1972 where he was a Kemper Scholar. Our board of trustees selected Mr. Finkle to serve as a trustee due to his strong relationships and his understanding of the financial markets through which we offer our shares for sale. Our board of trustees believes that this experience will bring valuable operational expertise and insight to the board of trustees.

Board Committees

The board of trustees has established one permanent committee, the audit committee. From time to time, our board of trustees may establish other committees it deems appropriate to address specific areas in more depth than may be possible at a full board of trustees meeting.

Audit Committee

Our audit committee is composed of Messrs. Marshall, Finkle, and Mita, all independent trustees. Each of our audit committee members would also qualify as independent under the New York Stock Exchange’s rules applicable to audit committee members. Our board of trustees has determined that Mr. Marshall, the chairman of the audit committee, qualifies as an “audit committee financial expert,” as defined by Securities and Exchange Commission regulations. The audit committee of the board reports regularly to the full board and annually evaluates the board’s performance. The audit committee meets periodically throughout the year, usually in conjunction with regular meetings of the board.

The audit committee, by approval of at least a majority of the members, selects the independent registered public accounting firm to audit our annual financial statements, reviews with the independent registered public accounting firm the plans and results for the audit engagement, approves the audit and non-audit services provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, considers the range of audit and non-audit fees and reviews the adequacy of our internal controls.

Compensation Committee

Our board of trustees believes that it is appropriate for our board of trustees not to have a standing compensation committee based upon the fact that our executive officers do not receive compensation directly from us for services rendered to us. Our independent trustees receive compensation pursuant to the terms described in “— Compensation of Trustees” below and will, from time to time, review, evaluate and make recommendations to the full board of trustees regarding the compensation of the trustees.

Nominating and Corporate Governance Committee

We do not have a separate nominating and corporate governance committee. We believe that our board of trustees is qualified to perform the functions typically delegated to a nominating and corporate governance committee and that the formation of a separate committee is not necessary at this time. Instead, our full board of trustees performs functions similar to those which might otherwise normally be delegated to such a committee, including, among other things, developing a set of corporate governance principles, adopting a code of ethics, adopting objectives with respect to conflicts of interest, monitoring our compliance with corporate governance requirements of state and federal law, establishing criteria for prospective members of our board of trustees, conducting candidate searches and interviews, overseeing and evaluating our board of trustees and our management, evaluating from time to time the appropriate size and composition of our board of trustees and recommending, as appropriate, increases, decreases and changes to the composition of our board of trustees and formally proposing the slate of trustees to be elected at each annual meeting of our shareholders.

Duties of Our Executive Officers

The chairman of the board presides at all meetings of the shareholders, the board of trustees and any committee on which he serves. The chief executive officer is our highest ranking executive officer and, subject to the supervision of the board of trustees, has all authority and power with respect to, and is responsible for, the general management of our business, financial affairs and day-to-day operations. The chief executive officer oversees the advisory services performed by our advisor entities.

The chief operating officer, the chief accounting officer and the chief financial officer report to the chief executive officer, and have the authority and power with respect to, and the responsibility for, our accounting, auditing, reporting and financial record-keeping methods and procedures, controls and procedures with respect to the receipt, tracking and disposition of our revenues and expenses, the establishment and maintenance of our depository, checking, savings, investment and other accounts, relations with accountants, financial institutions, lenders, underwriters and analysts; the development and implementation of funds management and short-term investment strategies; the preparation of our financial statements and all of our tax returns and filings and the supervision and management of all subordinate officers and personnel associated with the foregoing.

The treasurer has responsibility for the general care and custody of our funds and securities and the keeping of full and accurate accounts of receipts and disbursements in our books. The treasurer also is responsible for depositing all moneys and other valuable effects in our name and to our credit in such depositories as may be designated by the board of trustees. The treasurer is charged with disbursing our funds as may be ordered by the board of trustees, taking proper vouchers for such disbursements, and rendering to the chief executive officer, president and board of trustees, at the regular meetings of the board of trustees or whenever it may so require, an account of all his or her transactions as treasurer and of our financial condition.

Compensation of Trustees

We will pay each of our independent trustees, as well as any trustees who are not also our executive officers or executive officers of our advisor entities or their affiliates, an annual retainer of $35,000 per year. In addition, we will pay each of our independent trustees, as well as any trustees who are not also our executive officers or executive officers of our advisor entities or their affiliates, a $1,000 annual retainer for each committee on which the trustee serves (the chairman of the audit committee shall receive a $3,000 annual retainer). All trustees also will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of trustees.

Limited Liability and Indemnification of Trustees, Officers, Employees and Other Agents

We are permitted to limit the liability of our trustees and officers and to indemnify and advance expenses to our trustees, officers and other agents, but only to the extent permitted by Maryland law, our declaration of trust, and federal and state securities laws.

Our declaration of trust eliminates trustees’ and officers’ liability, requires us to indemnify and advance expenses to our trustees, officers and advisor and our advisor’s affiliates and permits us to indemnify and advance expenses to our employees and agents to the extent permitted by the NASAA REIT Guidelines and by Maryland law.

Maryland law permits a Maryland real estate investment trust to include in its declaration of trust a provision eliminating the liability of its trustees and officers to the real estate investment trust and its shareholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted for directors and officers of Maryland corporations. Maryland law permits, and our declaration of trust provides for, the indemnification of our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation also may not indemnify for an adverse judgment in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification even though the director or officer did not meet the prescribed standard of conduct. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses.

Maryland law permits, and our declaration of trust provides for, advancing reasonable expenses to a director or officer upon receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and
•	a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

In addition to the above limitations of Maryland law, our declaration of trust further limits our ability to indemnify our trustees, our advisor and our advisor’s affiliates for loss or liability suffered by them or hold harmless our trustees or our advisor and its affiliates for loss or liability suffered by us by requiring that:

•	the person seeking indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests;
•	the person seeking indemnification was acting on our behalf or performing services for us;
•	in the case of non-independent trustees, our advisor or its affiliates, the liability or loss was not the result of negligence or misconduct by the person seeking indemnification;
•	in the case of independent trustees, the liability or loss was not the result of gross negligence or willful misconduct by the independent trustee; and
•	the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from the assets of our shareholders.

These provisions, however, do not reduce the exposure of trustees and officers to liability under federal or state securities laws, nor do they limit our shareholders’ ability to obtain injunctive relief or other equitable remedies for a violation of a trustee’s or an officer’s duties to us, although equitable remedies may not be an effective remedy in some circumstances.

The Securities and Exchange Commission and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. Further, our declaration of trust prohibits the indemnification of our trustees, our advisor, its affiliates or any person acting as a broker-dealer for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged material securities law violations;
•	the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or
•	a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which our securities were offered as to indemnification for violations of securities laws.

Our declaration of trust further provides that the advancement of funds to our trustees, our advisor and its affiliates for reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (1) the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf by the person seeking indemnification; (2) the person seeking the advance provides us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (3) the legal action is initiated by a third party who is not a shareholder or, if the legal action is initiated by a shareholder acting in his capacity as such, a court of competent jurisdiction specifically approves such advancement; and (4) the person seeking the advance agrees in writing to repay the advanced funds to us together with the applicable legal rate of interest thereon, if it is ultimately determined that such person is not entitled to indemnification.

Prior to the commencement of this offering, we also will purchase and maintain insurance on behalf of all of our trustees and officers and the officers of our advisor entities against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

Our Co-Sponsors

UDF Holdings, L.P.

UDFH, a Delaware limited partnership, was formed on June 7, 2012 to serve as co-sponsor of the UDF V offering. UDFH owns 99.9% of the limited partnership interests of our sub-advisor and asset manager. Todd F. Etter and Hollis M. Greenlaw, our Chairman of the board of trustees and Chief Executive Officer, serve as Co-Chairmen of UDFH, Michael K. Wilson serves as President of UDFH and Cara D. Obert, our Chief Financial Officer and Treasurer, serves as Chief Financial Officer of UDFH. We are the third publicly offered program sponsored by principals of UDFH. Prior publicly offered programs of United Development Funding principals are United Development Funding III, L.P. and United Development Funding IV.

The following table sets forth information with respect to the executive officers and other key personnel of UDFH:

Name	Age*	Position(s)
Todd F. Etter	63	Partner, Co-Chairman
Hollis M. Greenlaw	49	Partner, Co-Chairman
Michael K. Wilson	51	Partner, President
Cara D. Obert	44	Partner, Chief Financial Officer
Ben L. Wissink	32	Partner
Melissa H. Youngblood	46	Partner
Anthony J. Chereso	50	Director of Capital Markets

*	As of November 15, 2013

For biographical information regarding Mr. Greenlaw and Ms. Obert, see “— Executive Officers and Trustees” above.

Theodore F. (Todd) Etter, Jr.  Mr. Etter has served as Co-Chairman for, and has been a partner of, UDFH since its formation in June 2012. He also serves as Chairman and Director of UDF Services, UDFH’s general partner, and Executive Vice President of UDFH LD, our asset manager. Mr. Etter has served as the Executive Vice President of UMTH LD since March 2003. Since 2000, Mr. Etter has been the Chairman of UMT Advisors, Inc., which served as the advisor to United Mortgage Trust from 2000 through July 2006, and since 1996, he has been Chairman of Mortgage Trust Advisors, Inc., which served as the advisor to United Mortgage Trust from 1996 to 2000. Mr. Etter has overseen the growth of United Mortgage Trust from its inception in 1997 to over $150 million in capital. Since 1998, Mr. Etter has been a 50% owner of and has served as a director of Capital Reserve Corp. Since 2002, he has served as an owner and director of Ready America Funding Corp. Both Capital Reserve Corp. and Ready America Funding Corp. are Texas corporations that originate, sell and service mortgage loans for the purchase, renovation and construction of single-family homes. In 1992, Mr. Etter formed, and since that date has served as President of, South Central Mortgage, Inc., a Dallas, Texas-based mortgage banking firm. In July 2003, Mr. Etter consolidated his business interests in Capital Reserve Corp., Ready America Funding Corp. and SCMI into UMT Holdings. From 1980 through 1987, Mr. Etter served as a Principal of South Central Securities, a member firm at the predecessor of FINRA. In 1985, he formed South Central Financial Group, Inc., a Dallas, Texas-based investment banking firm, and he continues to serve as its President. From 1974 through 1981, he was Vice President of Crawford, Etter and Associates, a residential development, marketing, finance and construction company. Mr. Etter received a Bachelor of Arts degree from Michigan State University in 1972.

Michael K. Wilson.  Mr. Wilson has served as President for, and has been a partner of, UDFH since its formation in June 2012. He also serves as Director and Executive Vice President of UDF Services, UDFH’s general partner, and Executive Vice President of UDFH LD, our asset manager. Mr. Wilson has served as President of UMT Holdings since June 2009 and has been a partner of UMT Holdings since January 2007. Mr. Wilson is currently responsible for Sales, Marketing and Investor Relations for UMT Holdings, and from August 2005 through June 2008 directed the capital raise of over approximately $200 million in United Development Funding securities through independent FINRA-member broker-dealers. From January 2004 through July 2005, Mr. Wilson served as Senior Vice President of Marketing for UMT Holdings. From January 2003 through January 2004, Mr. Wilson served as Senior Vice President of Operations of Interelate, Inc., a marketing services business process outsourcing firm. From September 2001 to December 2002, Mr. Wilson was the sole principal of Applied Focus, LLC, an independent management consulting company that provided management consulting services to executives of private technology companies. Mr. Wilson continues to serve as a consultant for Applied Focus, LLC. From April 1998 to September 2001, Mr. Wilson served as Senior Director and Vice President of Matchlogic, the online database marketing division of Excite@Home, where he directed outsourced advertising management and database marketing services for Global 500 clients including General Motors and Procter & Gamble. From July 1985 to April 1998, Mr. Wilson was employed with Electronic Data Systems in Detroit, Michigan where he led several multi-million dollar information technology services engagements in the automotive industry, including GM OnStar. Mr. Wilson graduated from Oakland University in 1985 with a Bachelor of Science degree in Management Information Systems and earned a Master of Business Administration degree from Wayne State University in 1992.

Ben L. Wissink.  Mr. Wissink has been a partner of UDFH since its formation in June 2012 and has served as President of UDFH LD, our asset manager, since its inception. Mr. Wissink joined UMTH Land Development, L.P. as asset manager in September 2005, subsequently served as its Chief Operating Officer from March 2007 through July 2011 and has been a partner of UMT Holdings since September 2008. Mr. Wissink is also the Chief Operating Officer of UMT Services. Mr. Wissink directs the management of over $126 million in loans and investments for United Development Funding, L.P. and United Development Funding II, L.P., and over $105 million in loans for United Development Funding III, L.P. From June 2003 through August 2005, Mr. Wissink served as the Controller for the Dallas/Fort Worth land division for the national homebuilding company, Lennar Corporation. During that time, Mr. Wissink also served as an analyst for the Texas region. While at Lennar, Mr. Wissink assisted in the underwriting, execution and management of off-balance sheet transactions, including two acquisition and development funds between Lennar Corporation and United Development Funding, L.P. Mr. Wissink graduated from the University of Iowa in 2003 with a Bachelor of Business Administration degree in finance.

Melissa H. Youngblood.  Mrs. Youngblood has been a partner of UDFH since its formation in June 2012 and has served as Chief Operating Officer of UDFH LD, our asset manager, since its inception. Mrs. Youngblood has served as the Chief Operating Officer of UMTH LD since July 2011. Mrs. Youngblood has also served as a partner of UMT Holdings and as Executive Vice President of UMT Services since July 2011. Mrs. Youngblood has 18 years of experience as a practicing attorney. From 1998 until she joined UMTH LD, Mrs. Youngblood was with the law firm of Hallett & Perrin, P.C. in the firm’s corporate and securities section, with a concentration in real estate and lending transactions, having been named a partner at Hallett & Perrin, P.C. in 2005. Mrs. Youngblood has represented both publicly and privately owned business entities, including in public and private finance, mergers and acquisitions, general contracting and commercial real estate transactions. Mrs. Youngblood’s legal career has focused on representation of borrowers and lenders in private and commercial lending transactions, and real estate syndicators and financiers in connection with real estate-based lending, documentation of loans, and real estate financing. She has also represented businesses in various aspects of securities laws, with an emphasis on federal securities reporting and compliance. Her experience includes corporate reorganizations, mergers, asset acquisitions and sales, shareholder, partnership and joint venture agreements, sales of equity and debt interests, and representation of issuers in connection with private placements of equity and secondary public offerings of debt and equity. Mrs. Youngblood received her J.D. from the University of Texas at Austin law school in 1992, and became a member of the State Bar of Texas upon taking the bar exam in 1993. She graduated with honors from the University of Texas at Arlington in 1990 with a Bachelors of Business Administration degree.

Anthony J. (Tony) Chereso.  Mr. Chereso has served as Director of Capital Markets for UDFH since June 2013. From 2007 until joining United Development Funding in June 2013, Mr. Chereso served as President and CEO for FactRight, LLC, an independent due diligence and research firm. His responsibilities included setting long-term goals and strategies, development of strategic partnerships, day-to-day operations and bottom-line performance. From October 2003 until January 2007, Mr. Chereso was the Director of National Sales for a real estate syndicator and was responsible for over $225 million in equity raised. His 20 years working for Fortune 100 companies, including 16 years of corporate finance, tax and audit with Verizon Communications from June 1985 until September 2001, have provided him with unique leadership expertise and a global business perspective. Mr. Chereso serves on the board of directors and executive committee of the Real Estate Investment Securities Association (REISA) and is chair of REISA’s membership committee. He also serves on the board of directors of the Investment Program Association (IPA) and chairs the private placement committee and is a member of the IPA’s finance committee. Mr. Chereso is a graduate of De Paul University School of Commerce.

AR Capital, LLC

AR Capital is directly or indirectly controlled by Nicholas S. Schorsch, the Chief Executive Officer of our advisor, and William M. Kahane. Mr. Schorsch is an executive officer and/or a director of 13 other public REITs sponsored by AR Capital or its affiliates, and Mr. Kahane is a director of seven such REITs. Mr. Schorsch and Mr. Kahane have been active in the structuring and financial management of commercial real estate investments for over 24 years and 35 years, respectively. AR Capital wholly owns our advisor.

Name	Age*	Position(s)
Nicholas S. Schorsch	52	Chief Executive Officer, Chairman and Co-Founder
William M. Kahane	65	Co-Founder
Edward M. Weil, Jr.	46	President
Peter M. Budko	53	Executive Vice President and Chief Investment Officer
Brian S. Block	41	Executive Vice President and Chief Financial Officer

*	As of November 15, 2013

Below is a brief description of the background and experience of Messrs. Schorsch, Kahane, Budko and Block. The background and experience of Mr. Weil is described above in the “Management — Executive Officers and Trustees” section of this prospectus.

Nicholas S. Schorsch.  Mr. Schorsch has served as Chief Executive Officer of our advisor since September 2013. Mr. Schorsch served as Chairman of the Board of Directors of ARCT until January 2013 when ARCT closed its merger with Realty Income Corporation and, until March 2012, the Chief Executive Officer of ARCT, the ARCT advisor and the ARCT property manager since their formation in August 2007. Mr. Schorsch has served as Chairman and Chief Executive Officer of NYRR, the NYRR property manager and the NYRR advisor since their formation in October 2009. Mr. Schorsch has served as the Chief Executive Officer of the PE-ARC advisor since its formation in December 2009. Mr. Schorsch has been the Chairman and Chief Executive Officer of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Schorsch has been the Chairman and Chief Executive Officer of ARC HT, the ARC HT advisor and the ARC HT property manager since their formation in August 2010. Mr. Schorsch has been the Chairman and Chief Executive Officer of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Schorsch also has been the Chairman and Chief Executive Officer of ARCP and the ARCP advisor since their formation December 2010 and November 2010, respectively. Mr. Schorsch served as Chairman and Chief Executive Officer of ARCT III, the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until the close of ARCT III’s merger with ARCP in February 2013. Mr. Schorsch has been the Chairman and Chief Executive Officer of American Realty Capital Global Trust, Inc., or ARC Global, since its formation in July 2011 and

Chief Executive Officer of the ARC Global advisor and the ARC Global property manager since their formation in July 2011 and January 2012, respectively. Mr. Schorsch has served as the Chief Executive Officer and Chairman of the Board of Directors of ARCT IV since its formation February 2012 and as the Chief Executive Officer of the ARCT IV advisor and the ARCT IV property manager since their formation in February 2012. Mr. Schorsch has served as the Chairman of the Board of Directors of ARC HT II since its formation in October 2012. Mr. Schorsch has served as the Chairman of the Board of Directors and Chief Executive Officer of ARC RFT since its formation in November 2012 and as Chief Executive Officer of the ARC RFT advisor since its formation in November 2012. Mr. Schorsch has served as Chairman of the Board of Directors of ARCT V and as Chief Executive Officer of ARCT V, the ARCT V advisor and the ARCT V property manager since their inception in January 2013. Mr. Schorsch has served as Chief Executive Officer of the PE-ARC II advisor since its formation in July 2013. Mr. Schorsch has served as Chairman of the Board of Directors of ARC HOST since its formation in July 2013 and as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Nicholas S. Schorsch has served as an interested director and Chief Executive Officer of BDCA since its formation in May 2010. From September 2006 to July 2007, Mr. Schorsch was Chief Executive Officer of an affiliate, American Realty Capital, a real estate investment firm. Mr. Schorsch founded and formerly served as President, Chief Executive Officer and Vice Chairman of AFRT from its inception as a REIT in September 2002 until August 2006. AFRT was a publicly traded REIT (which was listed on the NYSE within one year of its inception) that invested exclusively in offices, operation centers, bank branches, and other operating real estate assets that are net leased to tenants in the financial services industry, such as banks and insurance companies. Through American Financial Resource Group (AFRG) and its successor corporation, AFRT, Mr. Schorsch executed in excess of 1,000 acquisitions, both in acquiring businesses and real estate property with transactional value of approximately $5 billion, while also operating offices in Europe that focused on sale and leaseback and other property transactions in Spain, France, Germany, Finland, Norway and the United Kingdom. In 2003, Mr. Schorsch received an Entrepreneur of the Year award from Ernst & Young. From 1995 to September 2002, Mr. Schorsch served as Chief Executive Officer and President of AFRG, AFRT’s predecessor, a private equity firm founded for the purpose of acquiring operating companies and other assets in a number of industries. Prior to AFRG, Mr. Schorsch served as President of a non-ferrous metal product manufacturing business, Thermal Reduction. He successfully built the business through mergers and acquisitions and ultimately sold his interests to Corrpro (NYSE) in 1994.

William M. Kahane.  Mr. Kahane has served as a director of PE-ARC since December 2009. Mr. Kahane has also served as a director of NYRR since its formation in October 2009 and also served as President and Treasurer of NYRR since its formation in October 2009 until March 2012. He has been active in the structuring and financial management of commercial real estate investments for over 35 years. Mr. Kahane has served as an executive officer and director of ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007. Mr. Kahane currently serves as a director of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively, and also served as an executive officer of ARC RCA and the ARC RCA advisor until March 2012. Mr. Kahane currently serves as a director of ARC HT, the ARC HT advisor and the ARC HT property manager since their formation in August 2010 and also served as an executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager until March 2012. Mr. Kahane served as an executive officer of ARCT III, the ARCT III advisor, and the ARCT III property manager from their formation in October 2010 until April 2012. Mr. Kahane served as an executive officer and director of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010 until March 2012. Mr. Kahane served as an executive officer and director of ARCP and the ARCP advisor since their formation in December 2010 and November 2010, respectively, until March 2012. Mr. Kahane was reappointed as a director of ARCP in February 2013. Mr. Kahane has served as a director of ARC HT II since March 2013. Mr. Kahane has served as a director of PE-ARC II since August 2013. Mr. Kahane has served as Chief Executive Officer, President and director of ARC HOST since its formation in August 2013 and as co-Chief Executive Officer of the ARC HOST advisor since its formation in August 2013. Mr. Kahane has served as Chief Executive Officer and President of the ARC HOST property manager since its formation in August 2013 and as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Mr. Kahane also has been the interested director of BDCA since its formation in May 2010 and, until March 2012, was Chief Operating

Officer. Mr. Kahane has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008. Mr. Kahane began his career as a real estate lawyer practicing in the public and private sectors from 1974 to 1979. From 1981 to 1992, Mr. Kahane worked at Morgan Stanley & Co., specializing in real estate, becoming a managing director in 1989. In 1992, Mr. Kahane left Morgan Stanley to establish a real estate advisory and asset sales business known as Milestone Partners which continues to operate and of which Mr. Kahane is currently the Chairman. Mr. Kahane worked with Nicholas Schorsch while a trustee at AFRT (April 2003 to August 2006), during which time Mr. Kahane served as chairman of the finance committee of AFRT’s board of trustees. Mr. Kahane has been a managing director of GF Capital Management & Advisors LLC, a New York-based merchant banking firm, where he has directed the firm’s real estate investments since 2001. GF Capital offers comprehensive wealth management services through its subsidiary TAG Associates LLC, a leading multi-client family office and portfolio management services company with approximately $5 billion of assets under management. Mr. Kahane also was on the board of directors of Catellus Development Corp., a NYSE growth-oriented real estate development company, where he served as chairman. Mr. Kahane received a B.A. from Occidental College, a J.D. from the University of California, Los Angeles Law School and an MBA from Stanford University’s Graduate School of Business.

Peter M. Budko.  Mr. Budko has served as Executive Vice President and Chief Investment Officer of our advisor since September 2013. Mr. Budko served as Executive Vice President and Chief Investment Officer of ARCT, the ARCT advisor and the ARCT property manager from their formation in 2007 through March 2012. Mr. Budko has also served as Executive Vice President and Chief Operating Officer of NYRR since its formation in October 2009, and the NYRR property manager and the NYRR advisor since their formation in November 2009. Mr. Budko has served as Executive Vice President and Chief Investment Officer of the PE-ARC advisor since its formation in December 2009. Mr. Budko has served as Executive Vice President and Chief Investment Officer of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Budko has served as Executive Vice President and Chief Investment Officer of ARC HT, the ARC HT advisor and the ARC HT property manager since their formation in August 2010. Mr. Budko served as an executive officer of ARCT III, the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until the close of ARCT III’s merger with ARCP in February 2013. Mr. Budko has served as an executive officer of BDCA and the BDCA advisor since their formation in May 2010 and June 2010, respectively. Mr. Budko has served as Executive Vice President and Chief Investment Officer of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Budko also has been Executive Vice President and Chief Investment Officer of ARCP and the ARCP manager since their formation in December 2010 and November 2010, respectively. Mr. Budko has served as an executive officer of ARC Global, the ARC Global advisor and the ARC Global property manager since their formation in July 2011, July 2011 and January 2012, respectively. Mr. Budko has served as the Executive Vice President and Chief Investment Officer of ARCT IV since its formation in February 2012 and the Executive Vice President and Chief Investment Officer of the ARCT IV advisor and the ARCT IV property manager since their formation in February 2012. Mr. Budko has served as the Executive Vice President of ARC HT II, the ARC HT II advisor and the ARC HT II property manager since their formation in October 2012. Mr. Budko has served as the Executive Vice President of ARC RFT and the ARC RFT advisor since their formation in November 2012 and as President of ARC RFT and the ARC RFT advisor since January 2013. Mr. Budko was appointed as a director of ARC RFT in January 2013. Mr. Budko has served as Executive Vice President and Chief Investment Officer of ARCT V, the ARCT V advisor and the ARCT V property manager since their formation in January 2013. Mr. Budko has served as Executive Vice President and Chief Investment Officer of the PE-ARC II advisor since its formation in July 2013. Mr. Budko has served as Chief Investment Officer and a director of RCS Capital since February 2013. From January 2007 to July 2007, Mr. Budko was Chief Operating Officer of an affiliated American Realty Capital real estate investment firm. Mr. Budko founded and formerly served as managing director and group head of the Structured Asset Finance Group, a division of Wachovia Capital Markets, LLC from 1997 to 2006. The Structured Asset Finance Group structures and invests in real estate that is net leased to corporate tenants. While at Wachovia, Mr. Budko acquired over $5 billion of net leased real estate assets. From 1987 to 1997, Mr. Budko worked in the Corporate Real Estate

Finance Group at NationsBank Capital Markets (predecessor to Bank of America Securities), becoming head of the group in 1990. Mr. Budko received a B.A. in physics from the University of North Carolina.

Brian S. Block.  Mr. Block has served as Executive Vice President and Chief Financial Officer of ARCT, the ARCT advisor and the ARCT property manager from their formation in 2007 through March 2012. Mr. Block has served as Executive Vice President and Chief Financial Officer of NYRR since its formation in October 2009, and the NYRR property manager and the NYRR advisor since their formation in November 2009. Mr. Block has served as Executive Vice President and Chief Financial Officer of the PE-ARC advisor since its formation in December 2009. Mr. Block has served as Executive Vice President and Chief Financial Officer of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Block has served as Executive Vice President and Chief Financial Officer ARC HT, the ARC HT advisor and the ARC HT property manager since their formation in August 2010. Mr. Block served as an executive officer of ARCT III, the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until the close of ARCT III’s merger with ARCP in February 2013. Mr. Block served as Chief Financial Officer and Treasurer of BDCA from its formation in May 2010 until February 2013, and has served as Chief Financial Officer of the BDCA advisor from its formation in June 2010 until February 2013. Mr. Block has served as Chief Financial Officer of ARC DNAV since its formation in September 2010. Mr. Block has served as Executive Vice President and Chief Financial Officer of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Block also has been Executive Vice President and Chief Financial Officer of ARCP and the ARCP manager since their formation December 2010 and November 2010, respectively. Mr. Block has served as Executive Vice President and Chief Financial Officer of ARC Global, the ARC Global advisor and the ARC Global property manager since their formation in July 2011, July 2011 and January 2012, respectively. Mr. Block has been the Executive Vice President and Chief Financial Officer of ARCT IV since its formation in February 2012 and Executive Vice President and Chief Financial Officer of the ARCT IV advisor and the ARCT IV property manager since their formation in February 2012. Mr. Block served as the Executive Vice President and Chief Financial Officer of ARC RFT and the ARC RFT advisor from November 2012 until January 2013. Mr. Block has served as Chief Financial Officer and Executive Vice President of ARCT V, the ARCT V advisor and the ARCT V property manager since their formation in January 2013. Mr. Block has served as Executive Vice President and Chief Financial Officer of the PE-ARC II advisor since July 2013. Mr. Block has served as Chief Financial Officer, Treasurer and Secretary of ARC HOST, the ARC HOST advisor and the ARC HOST property manager since August 2013 and has served as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Mr. Block has served as Chief Financial Officer, Assistant Secretary and a director of RCS Capital since February 2013. Mr. Block is responsible for the accounting, finance and reporting functions at the American Realty Capital group of companies. He has extensive experience in Securities and Exchange Commission reporting requirements, as well as REIT tax compliance matters. Mr. Block has been instrumental in developing the American Realty Capital group of companies’ infrastructure and positioning the organization for growth. Mr. Block began his career in public accounting at Ernst & Young and Arthur Andersen from 1994 to 2000. Subsequently, Mr. Block was the Chief Financial Officer of a venture capital-backed technology company for several years prior to joining AFRT in 2002. While at AFRT, Mr. Block served as Senior Vice President and Chief Accounting Officer and oversaw the financial, administrative and reporting functions of the organization. Mr. Block discontinued working for AFRT in August 2007. He is a Certified Public Accountant and is a member of the AICPA and PICPA. Mr. Block serves on the REIT Committee of the IPA. Mr. Block received a B.S. from Albright College and an M.B.A. from La Salle University.

The Advisor

Our advisor, ARCR Advisors, is a Delaware limited liability company formed in September 2013. Our officers and two of our directors also are officers, key personnel and/or members of our advisor. Our advisor will have a fiduciary responsibility to us and our shareholders pursuant to the advisory agreement, dated as of         , 2014. ARCR Advisors is indirectly majority-owned and controlled by Messrs. Schorsch and Kahane.

The officers and key personnel of our advisor are as follows:

Name	Age	Position(s)
Nicholas S. Schorsch	52	Chief Executive Officer
Edward M. Weil, Jr.	46	President, Chief Operating Officer, Treasurer and Secretary
Peter M. Budko	53	Executive Vice President and Chief Investment Officer
Brian S. Block	41	Executive Vice President and Chief Financial Officer

*	As of November 15, 2013

Affiliates of our advisor have sponsored multiple real estate investment programs, including NYRR, PE-ARC, ARC RCA, ARC HT, ARC DNAV, ARC Global, ARCP, ARCT IV, ARC HT II, ARC RFT, ARCT V, PE-ARC II and ARC HOST, and may sponsor others in the future.

The Advisory Agreement

Many of the services to be performed by our advisor in managing our day-to-day activities are summarized below. In some instances, our advisor may contract with a duly qualified and licensed third party to provide certain services under the advisory agreement. This summary is provided to illustrate the material functions that our advisor, either directly or indirectly by engaging a third party, will perform for us, and it is not intended to include all of the services that may be provided to us by third parties. Our advisor has a contractual and fiduciary duty and responsibility to us and our shareholders. Under the terms of the advisory agreement, our advisor undertakes to use its commercially reasonable best efforts to present us with investment opportunities that are consistent with our investment policies and objectives as adopted by our board of trustees. In its performance of this undertaking, our advisor, either directly or indirectly by engaging a third party, shall, subject to the authority of the board:

•	manage our formation and the formation of our operating partnership, including the preparation and filing of all necessary documentation and ancillary agreements;
•	structure, qualify and register this offering of our shares;
•	coordinate marketing and distribution of our shares in connection with this offering;
•	structure, qualify, register and oversee the distribution of our shares pursuant to our distribution reinvestment plan;
•	structure, qualify and administer the repurchase of our shares pursuant to our share repurchase program;
•	serve as our investment and financial advisor and provide research and economic and statistical data in connection with our assets and our investment policies;
•	perform due diligence on prospective investments and create due diligence reports summarizing the results of the work;
•	provide the day-to-day management and perform and supervise the various administrative functions reasonably necessary for our management and operations;
•	maintain and preserve our books and records, including (1) share books and records reflecting a record of the shareholders and their ownership of our shares, (2) acting as transfer agent for our shares or selecting, engaging and overseeing the performance by a third party transfer agent, and (3) maintaining the accounting and other record-keeping functions at the asset and trust levels in accordance with GAAP, which shall be supported by sufficient documentation to ascertain that such records are properly and accurately recorded;
•	investigate, select, and, on our behalf, engage and conduct business with such persons as our advisor deems necessary to the proper performance of its obligations, including but not limited to consultants, accountants, correspondents, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, banks, builders, developers, property owners, mortgagors, asset managers, property management companies, transfer agents and any and all agents for any of the foregoing, including affiliates of our advisor, and persons acting in any other capacity deemed by our advisor necessary or desirable for the performance of any of the foregoing services, including but not limited to entering into contracts in our name with any of the foregoing;
•	consult with the officers and the board and assist the board in the formulation and implementation of our financial policies and, as necessary, furnish the board with advice and recommendations with respect to the making of investments consistent with our investment objectives and policies and in connection with any borrowings proposed to be undertaken by us;
•	subject to the provisions of the advisory agreement, (i) locate, analyze and select potential investments in assets; (ii) structure and negotiate the terms and conditions of transactions pursuant to which investments in assets will be made; (iii) make investments in assets on our behalf in compliance with our investment objectives and policies where the amount of such investment does not exceed 10% of our total assets or has otherwise been approved by the board; (iv) arrange for financing and refinancing and make other changes in the asset or capital structure of, and dispose of, reinvest the proceeds from the sale of, or otherwise deal with the investments in, assets; and (v) enter into leases of property and service contracts for assets and, to the extent necessary, perform all other operational functions for the maintenance and administration of such assets, including the servicing of secured loans;
•	provide the board with periodic reports regarding prospective investments in assets;
•	if a transaction requires approval by the board, deliver to the board all documents required by them to properly evaluate the proposed transaction and obtain the prior approval of a majority of our directors and a majority of the board not otherwise interested in any transaction with our advisor or its affiliates;
•	negotiate on our behalf with banks or lenders for loans to be made to us, negotiate on our behalf with investment banking firms and broker-dealers, and negotiate private sales of our shares and other securities or obtain loans for us, as and when appropriate, but in no event in such a way so that our advisor shall be acting as broker-dealer or underwriter; and provided further that any fees and costs payable to third parties incurred by our advisor in connection with the foregoing shall be our responsibility;
•	review and analyze on-going financial information pertaining to each asset and the overall portfolio of assets;
•	monitor applicable markets and obtain reports (which may be prepared by or for our advisor or its affiliates), where appropriate, concerning the value of investments or contemplated investments in assets;
•	from time to time, or at any time reasonably requested by the board, make reports to the board of its performance of services to us under the advisory agreement;
•	from time to time, or at any time reasonably requested by the board, make reports to the board of the investment opportunities it has presented to other advisor-sponsored programs or that it has pursued directly or through an affiliate;
•	provide us with, or assist us in arranging for, all necessary cash management services;
•	deliver to or maintain on our behalf copies of all appraisals obtained in connection with the investments in assets;
•	consult with our officers and the board and assist the board in evaluating various liquidity events when appropriate;
•	provide our officers and the board with timely updates related to the overall regulatory environment affecting us, as well as managing compliance with such matters, including compliance with the Sarbanes-Oxley Act of 2002;

•	consult with our officers and the board relating to the corporate governance structure and appropriate policies and procedures related thereto;
•	perform all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law, including federal and state securities laws and the Sarbanes-Oxley Act of 2002;
•	upon our request, act, or obtain the services of others to act, as our attorney-in-fact or agent in making, acquiring and disposing of assets, disbursing, and collecting the funds, paying the debts and fulfilling our obligations and handling, prosecuting and settling any of our claims, including foreclosing and otherwise enforcing mortgage and other liens and security interests comprising any of the assets;
•	at the direction of our management, prepare our periodic reports and other filings made under the Exchange Act, and our post-effective amendments to our registration statement as well as all related prospectuses, prospectus supplements and supplemental sales literature and assist in connection with the filing of such documents with the appropriate regulatory authorities;
•	supervise the preparation and filing and distribution of returns and reports to governmental agencies and to shareholders and other investors and act on our behalf in connection with investor relations;
•	provide office space, equipment and personnel as required for the performance of the foregoing services as our advisor; and
•	assist us in preparing all reports and returns required by the Securities and Exchange Commission, Internal Revenue Service and other state or federal governmental agencies.

The advisory agreement has a one-year term ending, 2014 and may be renewed for an unlimited number of successive one-year periods. It will be the duty of our board of trustees to evaluate the performance of our advisor before entering into or renewing an advisory agreement. The criteria used in such evaluation will be reflected in the minutes of such meeting. Either party may terminate the advisory agreement upon 60 days’ written notice without cause or penalty. If we elect to terminate the agreement, we must obtain the approval of a majority of our independent trustees. In the event of the termination of our advisory agreement, our advisor is required to cooperate with us and take all reasonable steps requested by us to assist our board of trustees in making an orderly transition of the advisory function.

If the advisory agreement is terminated or not renewed, then the sub-advisory agreement, as described below, also will terminate on the effective date of such termination or upon expiration of the term of the advisory agreement.

Our advisor and its officers and affiliates expect to engage in other business ventures and, as a result, their resources will not be dedicated exclusively to our business. However, pursuant to the advisory agreement, our advisor and its officers and affiliates will be required to commit sufficient time to ensure performance of all the services detailed in the advisory agreement.

In cases where our advisor determines that it is advantageous to us to make the types of investments in which our advisor or its affiliates do not have experience, our advisor will employ persons, engage consultants or partner with third parties that have, in our advisor’s opinion, the relevant expertise, qualifications and licenses necessary to assist our advisor in evaluating, making and administering such investments. Our advisor may assign the advisory agreement to an affiliate of the advisor without board approval. All other assignments of the advisory agreement by our advisor (other than the assignment of the right to receive fees) must have the approval of our board, including the approval of a majority of our independent trustees. We may assign or transfer the advisory agreement to a successor entity. Our board shall determine whether any successor advisor possesses sufficient qualifications to perform the advisory function for us and whether the compensation provided for in its contract with us is justified.

Our advisor shall adhere to the investment policies and limitations set forth in our declaration of trust and the policies established by our board of trustees on investments and borrowing, as they may be amended from time to time. The trustees may establish further policies on investments and borrowings and shall monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled and are in the best interest of the shareholders.

We will reimburse our advisor entities for all of the costs and expenses that are in any way related to our operation or the conduct of our business or the services our advisor entities provide to us, including (except as noted below) direct expenses and costs of salaries and benefits of persons employed by our advisor entities and/or their affiliates performing advisory services for us. The costs and expenses include, but are not limited to:

•	organization and offering expenses related to our offering (other than selling commissions, dealer manager fees and other fees that are deemed to be underwriting compensation) in an amount up to 2% of gross offering proceeds from the offering less any such organization and offering expenses we pay directly. Our advisor entities and their affiliates will be responsible for the payment of organization and offering expenses related to our primary offering (other than selling commissions, dealer manager fees and other fees that are deemed to be underwriting compensation), to the extent they exceed 2% of gross offering proceeds at the completion of this offering, without recourse against or reimbursement by us. Organizational and offering expenses in excess of 2% of the gross offering proceeds will be paid 70% by the sub-advisor and 30% by the advisor;
•	the actual cost of goods, services and materials used by us and obtained from entities not affiliated with our advisor entities, including brokerage fees paid in connection with the purchase and sale of securities;
•	third-party acquisition expenses related to the selection and acquisition of assets, whether or not acquired by us, including, but not limited to, legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, third-party brokerage or finder’s fees, title insurance, premium expenses and other closing costs, provided that these acquisition-related expenses will only be reimbursed to the extent that the amount of such expenses, when combined with any acquisition and origination fees, does not exceed 3% of the net amount available to us for investment in assets;
•	all expenses associated with shareholder communications including the cost of preparing, printing and mailing annual reports, proxy statements and other reports required by governmental entities;
•	audit, accounting and legal fees paid to third parties;
•	premiums and other associated fees for insurance policies including trustee and officer liability insurance;
•	taxes and assessments on income or real property and taxes; and
•	transfer agent and registrar’s fees and charges paid to third parties.

Generally, we will not reimburse our advisor entities for any amount by which our operating expenses at the end of the four immediately preceding fiscal quarters exceed the greater of (1) 2% of our average invested assets for that period, or (2) 25% of our net income, before any additions to or allowances for reserves for depreciation, bad debts, impairment costs or other similar non-cash reserves and before any gain from the sale of our assets, for that period. If we have already reimbursed our advisor entities for such excess operating expenses, our advisor entities will be required to repay such amount to us. Notwithstanding the above, we may reimburse our advisor entities for expenses in excess of this limitation if a majority of the independent trustees determines that such excess expenses are justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses exceed the limitation and our independent trustees determine such excess was justified, we will disclose this fact in our next quarterly report or, within 60 days of the end of such quarter, send a written disclosure of this fact to our shareholders. In each case such disclosure will include an explanation of the factors the independent trustees considered in arriving at the conclusion that the excess expenses were justified. If the independent trustees do not determine that such excess expenses were justified, our advisor entities will reimburse us for the amount by which the aggregate expenses exceeded the limitation. We will not reimburse our advisor entities or their affiliates for services for which our advisor entities or their affiliates are entitled to compensation in the form of a separate fee. Our advisor entities generally will be entitled to receive all accrued but unpaid compensation and expense reimbursements from us in cash within 30 days of the date of termination of the advisory agreement.

The Sub-Advisor

Our sub-advisor, UDFH GS, is a Delaware limited partnership formed in September 2013. The executive offices of our sub-advisor are located at 1301 Municipal Way, Suite 100, Grapevine, Texas, 76051.

The executive officers of UDFH GS are as follows:

Name	Age*	Position(s)
David A. Hanson	50	President, Chief Operating Officer and Chief Financial Officer
J. Kevin Bland	50	Vice President

*	As of November 15, 2013

For more information regarding the background and experience of Mr. Hanson see “— Executive Officers and Trustees,” above.

J. Kevin Bland.  Mr. Bland has served as Vice President of UDFH GS since its inception in September 2013. Mr. Bland has also served as Chief Financial Officer of UMTH GS since June 2008. He has over 20 years of experience as a financial professional and executive, principally in the single-family and multi-family residential housing industry, multi-unit restaurant industry and as an owner of a local public accounting firm. Prior to joining UMTH GS, Mr. Bland spent two years as Vice President, Controller and Principal Accounting Officer of Pizza Inn, Inc., a publically traded (NASDAQ) company that operates a chain of approximately 200 quick-serve pizza restaurants in the U.S. with annual chain sales of approximately $140 million. While at Pizza Inn, Mr. Bland initiated and led the company’s processes for Sarbanes-Oxley Section 404 compliance. Mr. Bland spent three years with Metromedia Restaurant Group as Vice President and Controller from 2005 to 2007, and as Accounting Manager from 2001 to 2002. While at Metromedia Restaurant Group, Mr. Bland managed the annual business planning and budgeting process. From 2003 to 2005, Mr. Bland was Company Controller of Sendera Investment Group, LLC, a multi-family investment company. From 2002 to 2003, he was employed with Lennar Corporation, a national homebuilding company, as a Division Controller for a homebuilding and land division. Mr. Bland began his corporate accounting career from 2000 to 2001 as the Accounting and Reporting Manager for One, Inc., a technology consulting firm. Prior to his career in corporate accounting, Mr. Bland spent 11 years in public accounting, both as the owner of a local firm specializing in providing audit and consulting services to small financial institutions, from 1992 to 2000, and with Ernst & Young LLP, and Grant Thornton, LLP, international accounting and consulting firms. He graduated from the University of Texas at Austin in 1986 with a Bachelor of Business Administration degree in Accounting and from Texas Christian University in 1989 with a Master of Business Administration in Finance. He is a Certified Public Accountant and Certified Management Accountant.

Subject to the terms of the advisory agreement between our advisor and us, our advisor has delegated certain of its advisory duties to a sub-advisor, UDFH GS, which is 99.9% owned by UDFH, one of our co-sponsors. Our sub-advisor has no operating history and has never acted as a sub-advisor to a REIT. Pursuant to a sub-advisory agreement between the advisor and the sub-advisor, the sub-advisor has agreed to perform certain duties of the advisor as set forth in the advisory agreement, and the advisor has assigned to the sub-advisor (a) 70% of the acquisition and origination fees and 100% of the acquisition expenses payable by us under the advisory agreement with respect to an investment in assets other than a reinvestment of proceeds from a capital transaction; (b) 100% of the acquisition and origination fees and 100% of the acquisition expenses payable by us under the advisory agreement upon the reinvestment of proceeds from a capital transaction; (c) 70% of the advisory fees payable by us under the advisory agreement; (d) all debt financing fees payable by us under the advisory agreement; (e) 70% of all subordinated incentive fees payable by us under the advisory agreement; (f) all securitized loan pool placement fees payable by us under the advisory agreement; (g) all disposition fees payable pursuant to the advisory agreement; and (h) 70% of all subordinated incentive listing fees payable pursuant to the advisory agreement. Among other duties, the sub-advisor has agreed to perform all of the duties of the advisor.

Our sub-advisor has a fiduciary duty and responsibility to us and our shareholders. Our sub-advisor has substantial discretion with respect to the selection of our specific investments, subject to our acquisition and investment policies, as approved by our board of directors. In addition, our sub-advisor may not make any investments on our behalf where the amount of such investment exceeds 10% of our total assets; investments exceeding such amount must be approved by a majority of our board of trustees. Notwithstanding such delegation to the sub-advisor, our advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement. Moreover, certain major decisions are to be made jointly by our advisor and our sub-advisor.

We have made the business judgment that it is in our best interests to enter into the advisory agreement with the advisor and have the advisor retain the sub-advisor pursuant to the sub-advisory agreement. Moreover, our advisor will have ultimate responsibility for our investment activities pursuant to the advisory agreement, and we believe it is important for our advisor to have the authority provided by it contracting directly with the sub-advisor to effectively supervise and monitor the sub-advisor’s actions.

The advisor and sub-advisor have agreed that, notwithstanding the delegation of the advisor’s responsibilities to the sub-advisor as described above, certain major decisions will be subject to joint approval of the advisor and sub-advisor. Those major decisions include: (1) recommending investment banks to be retained by the company; (2) adopting marketing methods for the sale of our shares; (3) extending, initiating or terminating this offering or any subsequent offering of our shares; (4) issuing certain press releases; (5) recommending selling substantially all of our investments, effecting a listing or consummating a liquidity event; and (6) recommending merging with another company or otherwise engaging in any change-of-control transaction. However, if there is a disagreement with respect to major decisions, then the sub-advisor and the advisor must discuss the proposed action and give due consideration to the opinions of the other party.

Investment Committee

UDFH GS, our sub-advisor, has engaged UDFH LD as our asset manager. The asset manager has organized an Investment Committee with the principal function of overseeing the investment and finance activities of the United Development Funding programs managed and advised by our sub-advisor and UDFH LD. The Investment Committee has a fiduciary duty and responsibility to us and our shareholders. The Investment Committee oversees, and provides our advisor entities and our board of trustees recommendations regarding, our investments and finance transactions and asset management, policies and guidelines. The Investment Committee also reviews investment transaction structures and terms, investment underwriting, investment collateral, investment performance, investment risk management, and our capital structure at both the entity and asset level.

The members of the Investment Committee consist of at least three members who are appointed by, and serve at the pleasure of, the board of directors of UDF Services, which is the manager of the respective general partners of our sub-advisor and UDFH LD. The current Chairman of the Investment Committee is Hollis M. Greenlaw, our Chairman and Chief Executive Officer and Chief Executive Officer of our asset manager, and the other members are Todd F. Etter, Executive Vice President of our asset manager and Co-Chairman of UDFH, and Ben L. Wissink, President of our asset manager. The affirmative vote of a majority of the Investment Committee is required to recommend a loan or investment to our sub-advisor or our board of trustees. The Investment Committee will meet no less frequently than twice a month, and each meeting will be attended, in person or by telephone, by its members as well as by UDFH LD asset managers and financial analysts. Subject to the authority of our board of trustees and the limitations of authority on the Investment Committee described below or by our declaration of trust, bylaws or duly adopted resolution of our board of trustees, (1) unanimous or joint approval of our advisor and sub-advisor are not required for any acquisition or disposition of any property, loan or other investment, (2) the sub-advisor shall have the authority to authorize, approve and consummate any acquisition or disposition of any property, loan or other investment which complies with our acquisition and investment policies as established by our board of trustees and where the amount of such investment does not exceed 10% of our total assets, (3) the sub-advisor and the advisor must discuss investments (either in person or by phone) prior to making any investments or recommending the investments to our board of trustees, if necessary, and (4) the sub-advisor and the advisor must each give due consideration to the opinions of the other. In the event the sub-advisor and advisor do not agree as to whether to make investments or recommend investments to our board of trustees, the sub-advisor’s decision will govern.

The sub-advisory agreement may be terminated (1) concurrently upon termination of the advisory agreement; (2) by either party upon 60 days’ prior written notice to the other party; (3) by either party upon written notice of a material breach of the sub-advisory agreement by the other party, which breach is not cured within 30 days after notification of such breach; (4) by the advisor in certain events where the sub-advisor has committed any fraud, criminal conduct, gross negligence or willful misconduct pertaining to or having a detrimental effect on the ability of the sub-advisor to perform its duties; or (5) in the event of the bankruptcy or insolvency of either party.

As required by our declaration of trust, acquisition decisions will ordinarily be based on the fair market value of the investments, among other factors. Loans or credit enhancements made or provided to our advisor, our sub-advisor, one or more of our trustees, either of our co-sponsors or any affiliate of our advisor, sub-advisor or a co-sponsor will require an appraisal concerning the underlying property, except for those loans insured or guaranteed by a government or government agency. Prior to making such investment, we will obtain an appraisal of such investment from an independent expert who is in the business of rendering opinions regarding the value of assets of the type held by us and who is qualified to perform such work. We will maintain the appraisal in our records for at least five years, and it will be available for inspection and duplication by our shareholders. In addition, a majority of the trustees, including a majority of the independent trustees, who are not otherwise interested in the transaction must approve all transactions with our advisor, our sub-advisor, one or more of our trustees, either of our co-sponsors or any affiliate of our advisor, sub-advisor or a co-sponsor as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. We also will obtain a mortgagee’s or owner’s title insurance policy or a commitment as to the priority of the secured loan as part of our underwriting process.

Asset Manager and Its Affiliates

We are managed by our board of trustees, which has appointed ARCR Advisors as our advisor and UDFH GS as our sub-advisor. UDFH GS has engaged UDFH LD as our asset manager. Our asset manager has a fiduciary duty and responsibility to us and our shareholders. Each of the UDFH LD key personnel has extensive experience with financing single-family residential development assets with prior affiliated programs, which provides us with what we believe are the knowledge, skill-set, relationships and existing infrastructure and policies and procedures necessary to identify potential loan and investment opportunities and to successfully make secured loans and other investments. Principals of our advisor, our sub-advisor and asset manager are also principals, employees, officers and equity holders of other entities that are engaged in real-estate related activities. Affiliates of our sub-advisor also advise and operate other United Development Funding programs. UDFH is the sole limited partner and 99.9% owner of both our sub-advisor and asset manager.

Our real estate loan and investment model differs from traditional models primarily due to our “actively managed portfolio” approach. UDFH LD, as our asset manager, will identify and underwrite real estate professionals in each region or, in some cases, each sub-market in which we invest, and it will utilize these proprietary strategic partner relationships to actively manage each loan or investment. In some cases, this may involve developing relationships with strategic partners in correcting markets, who may be able to provide us with knowledge, a presence and access to investment opportunities. Given the current economic environment and capital constraints, this also may involve banks, insurance companies, institutional investors and other traditional lending institutions approaching us for assistance with troubled assets. Large institutional investors generally rely on investments meeting initial expectations and, when market conditions negatively impact the performance of their investments, find themselves in need of asset managers or, in some cases, must liquidate investments below their initial return expectations. The inability of some developers to obtain financing through traditional sources may cause developers to seek additional financing from entities with cash, which may include us. Therefore, we will look to purchase investments at a discount when such opportunities are presented. We believe that our strategic partner relationships will help us to identify such potentially beneficial investments.

Our loans and investments will be underwritten, in part, on the basis of an assessment by our asset manager of its ability to execute on possible alternative development and exit strategies in light of changing market conditions. We believe there is significant value added through the use of an actively managed portfolio investment model. We will manage our investment portfolio in the context of both the development lifecycle and changing market conditions in order to ensure that our assets continue to meet our investment objectives and underwriting criteria.

In managing and understanding the markets and submarkets in which we will make loans and investments, our asset manager will monitor the fundamentals of supply and demand. UDFH LD will monitor the economic fundamentals in each of the markets in which we make loans by analyzing demographics, household formation, population growth, job growth, migration, immigration and housing affordability. UDFH LD also will monitor movements in home prices and the presence of market disruption activity, such as investor or speculator activity that can create false demand and an oversupply of homes in a market. Further, it will study new home starts, new home closings, finished home inventories, finished lot inventories, existing home sales, existing home prices, foreclosures, absorption, prices with respect to new and existing home sales, finished lots and land and the presence of sales incentives, discounts, or both, in a market.

Our asset manager will underwrite, structure and present to us information regarding land acquisition opportunities, land development opportunities and direct investment opportunities in land to be developed into residential lots as well as joint venture opportunities with real estate developers and land bankers.

In underwriting and structuring a loan, investment or joint venture, our asset manager will generally engage in a four-part evaluation and oversight process consisting of:

•	EFS;
•	EDD;
•	ESA; and
•	TEO.

Our asset manager will apply separate EFS criteria for equity investments (including joint ventures) and for secured loans. Our asset manager will independently review lot, land and home acquisition and disposition assumptions, lot and land prices within the marketplace, lot, land and home demand within the marketplace and lot, land and home absorption within the marketplace. UDFH LD also will conduct the Investment Committee analysis and review prior to us making a loan or investment. Our asset manager will obtain the independent market studies for each market in which we invest.

The EDD is conducted by our asset manager, and as may be necessary, by an independent land planning and civil engineering firm, and includes: review of appropriate planning and public works approvals; proper permitting for flood plain, highways and streets; payment of any impact and inspection fees; any optional approvals affecting aquifers, endangered species, wetlands, forests and historical or archeological sites; determination of engineering readiness, including construction plans, geotechnical reports and erosion control; utility access review for gas, electric, telephone and cable television; determination of construction or permit readiness; and a complete review of all costs with comparisons to similar projects.

Our asset manager also will conduct the ESA. This process includes review of lot purchase contracts, home sales data, evaluation of all market absorption data, current economic conditions, trends and projections in housing starts and risk analysis. Alternative buyers and uses for the lots are identified and various pricing models to facilitate sales in a soft market are evaluated. Our asset manager will be responsible for overseeing the execution of the transaction as presented to us, and, if necessary, the execution of alternative exit strategies as part of the ESA portion of the underwriting process.

Our asset manager will assign an individual asset manager to conduct the TEO. The TEO includes monitoring the performance of the project, including scheduled meetings with the borrower, joint venture partner or project manager to ensure the timely development of the underlying asset, adherence to the pro forma budget, proper application of all lender funds, receipt of all municipal inspections and approvals, sale of the asset and, if necessary, the execution of alternative exit strategies as part of the ESA portion of the underwriting process.

Our asset manager also will be responsible for applying our underwriting criteria to the loans and investments that are recommended for our origination, purchase or investment. In addition, our asset manager will be responsible for negotiating the terms of credit enhancements made or provided by us.

Furthermore, our asset manager will be responsible for structuring asset-level debt for assets deemed suited for leverage, for the servicing of our loan portfolio, and for negotiating and structuring joint ventures or other co-ownership arrangements with third parties as well as affiliated entities for the purpose of diversifying our portfolio of assets.

Our asset manager will monitor the changing risk and yield profiles as assets are developed and mature and will manage allocation and change alignment with specific fund risk and yield objectives. Our asset manager also will manage the sale or refinancing of loans and investments owned by us as the yield and risk parameters change throughout the development process.

Our asset manager will manage the disposition of our loans and investments, determining when the assets reach optimum value during the expected life of the fund. Our asset manager’s recommendation as to when a particular investment should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property or other investment is anticipated to decline substantially, whether we could apply the proceeds from the sale of the asset to make other investments consistent with our investment objectives, whether disposition of the asset would allow us to increase cash flow, and whether the sale of the asset would constitute a prohibited transaction under the Internal Revenue Code or otherwise impact our status as a REIT.

In addition, our asset manager will monitor bank ratings, earnings, capital ratios, liquidity and portfolio quality in selecting banks and other institutions into which we deposit funds. In some instances, we may require such institutions to enter into repurchase agreements to collateralize our deposits.

In connection with these services, our sub-advisor will pay our asset manager an annual management fee equal to 37.5% of all acquisition and origination fees and advisory fees reallowed by our advisor to our sub-advisor. The management fee shall be calculated and paid monthly in arrears.

In addition, at the discretion of our sub-advisor, our asset manager may receive all or a portion of acquisition and origination fees paid by borrowers or investment entities with respect to our investments; in such cases, the acquisition and origination fees and expenses that we pay to our advisor and our sub-advisor (or our asset manager, as the case may be) will be reduced by the amount of any acquisition and origination fees and expenses paid by such borrowers or investment entities with respect to our investments. In no event will the total of all acquisition and origination fees and expenses with respect to a particular loan, property acquisition or equity investment, from any source, exceed 6% of the funds advanced under the loan or the contract purchase price of the property or equity investment. Also, at the discretion of our sub-advisor, our asset manager may receive acquisition and origination fees and expenses upon the reinvestment of proceeds from capital transactions, such as the repayment of principal of a loan by a borrower, which shall not exceed 3% of the funds advanced under a new loan or the contract purchase price of the new property or equity investment. In all cases, acquisition and origination fees paid by us in respect of secured loans will not exceed 1% per annum when pro rated over the stated term of the respective loan.

The following key personnel hold the positions noted below with UDFH LD and its affiliates:

Name	Age*	Position(s)
Todd F. Etter	63	Executive Vice President of UDFH LD, Director and Chairman of UDF Services, the manager of its general partner, and Co-Chairman of UDFH, the limited partner of UDFH LD
Hollis M. Greenlaw	49	Chief Executive Officer of UDFH LD, President, Chief Executive Officer and Director of UDF Services, the manager of its general partner, and Co-Chairman and Chief Executive Officer of UDFH, the limited partner of UDFH LD
Michael K. Wilson	51	Executive Vice President and Director of UDF Services, the manager of the general partner of UDFH LD, and President of UDFH, the limited partner of UDFH LD
Ben L. Wissink	32	President of UDFH LD and Chief Operating Officer of UDF Services, the manager of its general partner
David A. Hanson	50	Chief Operating Officer and Chief Accounting Officer of UDFH, the limited partner of UDFH LD, President of UDFH GS, and Chief Financial Officer of UDF Services, the manager of the general partner of UDFH LD
Cara D. Obert	44	Chief Financial Officer of UDFH LD
Melissa H. Youngblood	46	Chief Operating Officer of UDFH LD
J. Brandon Jester	37	Director of Asset Management of UDFH LD

*	As of November 15, 2013

Messrs. Etter and Greenlaw are founders, directors, officers and shareholders of UDF Services and limited partners of UDFH. Messrs. Etter, Greenlaw, Wilson, Wissink and Jester and Mmes. Obert and Youngblood are general and/or limited partners of UDFH.

For more information regarding the background and experience of Messrs. Greenlaw, Etter, Wilson, Wissink, Hanson and Mmes. Obert and Youngblood, see “— Executive Officers and Trustees,” and “— Our Co-Sponsors — UDF Holdings, L.P.” above.

J. Brandon Jester.  Mr. Jester has served as Director of Asset Management for UDFH LD since its formation in September 2013, where he oversees the department and the transaction process in every United Development Funding market. Mr. Jester has also served as Director of Asset Management for UMTH LD since June 2012. Mr. Jester joined United Development Funding in 2008 as an Asset Manager, responsible for managing United Development Funding’s financing activities in the Austin and San Antonio markets. Prior to joining United Development Funding, from 2000 until 2007, Mr. Jester served as Land Acquisitions Manager for Highland Homes in the Houston, Austin and San Antonio markets. During his time with Highland Homes, Mr. Jester initiated and established relationships with high-profile development firms and negotiated contracts with more than 50 developers and financial counter-parties across the state of Texas. Mr. Jester was also responsible for securing lot positions for Highland’s entry into the Houston market. Mr. Jester began his career in financial management in 1999 with Fidelity Investments, while obtaining a Bachelors of Business Administration degree in Accounting from Texas A&M University in College Station.

Shareholdings

In connection with our formation, UDFH and ARCR Advisors acquired, in the aggregate, 10,000 of our common shares of beneficial interest, which represents all of our outstanding shares, for an aggregate purchase price of $200,000. UDFH also owns nine limited partnership units of UDF V OP, our operating partnership, for which it has contributed $0.90 and which constitutes 0.001% of the partner units outstanding as of the date of this prospectus. We are the sole general partner and owner of a 99.999% partnership interest in UDF V OP. UDFH may not sell any of these securities during the period ARCR Advisors serves as our advisor, except for transfer of such securities to their affiliates. In addition, any resale of these securities and the resale of any such securities that may be acquired by our affiliates are subject to the provisions of Rule 144 promulgated under the Securities Act, which rule limits the number of shares that may be sold at any one time and the manner of such resale. Although UDFH and AR Capital and their affiliates are not prohibited from acquiring additional shares, they have no options or warrants to acquire any additional shares and have no current plans to acquire additional shares. UDFH and ARCR Advisors have agreed to abstain from voting any shares they now own or hereafter acquire in any vote regarding the approval or termination of any contract or transaction with our advisor entities or any of their affiliates. For a more general discussion of UDF V OP, see the section of this prospectus captioned “The Operating Partnership Agreement.”

COMPENSATION

We have no paid employees. Our advisor entities and certain of their affiliates manage our day-to-day operations. The following table summarizes all of the compensation and fees, including reimbursement of expenses we will pay to our advisor entities and their affiliates, and to our unaffiliated dealer manager and soliciting dealers, during the various phases of our organization and operation, and amounts we will pay to our independent trustees. Selling commissions and dealer manager fees may vary for different categories of purchasers as described in the “Plan of Distribution” section of this prospectus. This table assumes that all shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees.

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (100,000 shares)	Estimated Dollar Amount for Maximum Primary Offering (37,500,000 shares)(1)	Estimated Dollar Amount for Maximum Distribution Reinvestment Plan Offering (13,157,895 shares)(1)
	Organizational and Offering Stage
Selling Commissions (paid initially to Realty Capital Securities before reallowance to soliciting dealers)	7% of gross offering proceeds, subject to the volume discounts and other special circumstances described in the “Plan of Distribution” section of this prospectus. The dealer manager will reallow all selling commissions earned to soliciting dealers. No selling commissions will be paid for shares issued pursuant to our distribution reinvestment plan. Alternatively, a soliciting dealer may elect to receive a fee equal to 7.5% of the gross proceeds from the sale of shares by such soliciting dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale. The total amount of all items of compensation from any source payable to our dealer manager or reallowed to the soliciting dealers will not exceed an amount that equals 10% of the gross offering proceeds (excluding shares purchased through the distribution reinvestment plan). If the soliciting dealer receives a fee equal to 7.5% of the gross proceeds from the sale of shares by such soliciting dealer, then the dealer manager will receive a 2.5% dealer manager fee.	$140,000	$52,500,000	$0

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (100,000 shares)	Estimated Dollar Amount for Maximum Primary Offering (37,500,000 shares)(1)	Estimated Dollar Amount for Maximum Distribution Reinvestment Plan Offering (13,157,895 shares)(1)
Dealer Manager Fees (paid to Realty Capital Securities)	3% of gross offering proceeds before any reallowance to soliciting dealers, subject to the circumstances described in the “Plan of Distribution” section of this prospectus. The dealer manager may reallow all or a portion of its dealer manager fee to soliciting dealers. No dealer manager fee will be paid for shares issued pursuant to our distribution reinvestment plan.	$60,000	$22,500,000	$0
Organization and Offering Expenses (paid to our advisor entities)	Up to 2% of gross offering proceeds	$40,000	$15,000,000	$5,000,000

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (100,000 shares)	Estimated Dollar Amount for Maximum Offering (50,657,895 shares)(1)
Organizational and Offering Stage
Acquisition and Origination Fees and Expenses (paid to our advisor entities or affiliates of our advisor entities)(2)	3% of net amount available for investment in secured loans and other real estate assets (after payment of selling commissions, dealer manager fees and organization and offering expenses). The acquisition and origination fees and expenses that we pay will be reduced by the amount of any acquisition and origination fees and expenses paid by borrowers or investment entities to our advisor entities or affiliates of our advisor entities with respect to our investment.	$51,262	$26,359,223
Debt Financing Fees (paid to our advisor entities)	We will pay our advisor 1% of the amount made available to us pursuant to the origination of any line of credit or other debt financing (including any assumption of existing debt financing), provided our advisor has provided a substantial amount of services as determined by the independent trustees; provided further, that our advisor may reallow all or a portion of its debt financing fee to our sub-advisor or other parties effecting the debt placement. On each anniversary date of the origination of any such line of credit or other debt financing, an additional fee of 0.25% of such loan amount made available to us will be paid to our sub-advisor if such line of credit or other debt financing continues to be outstanding on such date, or a pro rated portion of such additional fee will be paid for the portion of such year that the financing was outstanding.	$17,087, plus $4,272 annually(3)	$8,786,408 plus $2,196,602 annually(3)
Operational Stage
Advisory Fees (paid to our advisor entities)(4)	We will pay our advisor 1.5% per annum of our average invested assets, including secured loan assets.	$25,631(5)	$13,179,612(5)
The fee will be payable monthly in an amount equal to one-twelfth of 1.5% of our average invested assets, including secured loan assets, as of the last day of the immediately preceding month. Our advisor will reallow 70% of the advisory fees paid to our advisor to our sub-advisor.

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (100,000 shares)	Estimated Dollar Amount for Maximum Offering (50,657,895 shares)(1)
Loan Servicing Fee (paid to our asset manager)	We will pay our asset manager 0.25% of the aggregate outstanding loan balances held by us, which will be payable monthly in an amount equal to one-twelfth of 0.25% of our aggregate outstanding loan balances as of the last day of the immediately preceding month.	Actual amounts are dependent upon our outstanding loan balances and therefore cannot be determined at the present time.	Actual amounts are dependent upon our outstanding loan balances and therefore cannot be determined at the present time.
Other Operating Expenses (reimbursed to our advisor entities)(6)	We will reimburse the expenses incurred by our advisor entities in connection with their provision of services to us, including our allocable share of the advisor entities’ overhead, such as rent, personnel costs, utilities and information technology costs. We will not reimburse for personnel costs in connection with services for which our advisor entities or their affiliates receive fees pursuant to our advisory agreement.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time. We expect these expenses to be approximately 0.5% of our average invested assets.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time. We expect these expenses to be approximately 0.5% of our average invested assets.
Subordinated Incentive Fee (paid to our advisor entities)(7)(8)	15% of the amount by which our net income for the immediately preceding year exceeds the sum of the total amount of capital raised from (and returned to) investors and a 7.35% per annum cumulative, non-compounded return to investors, as adjusted to reflect prior cash distributions to shareholders which constitute a return of capital. The fee will be paid annually and upon termination of the advisory agreement. If the fee is being paid upon termination of the advisory agreement, then such fee will be appropriately pro rated for a partial year and calculated based upon our net income and aggregate capital contributions for such partial year. Our advisor will reallow 70% of the subordinated incentive fee paid to our advisor directly to our sub-advisor.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (100,000 shares)	Estimated Dollar Amount for Maximum Offering (50,657,895 shares)(1)
Disposition/Liquidation Stage
Securitized Loan Pool Placement Fees (paid to our advisor entities)(9)	From time to time, subject to terms and conditions approved by a majority of the independent trustees, the advisor entities, or their affiliates, we may structure the sale of our loans in securitized loan pools. Upon placement of the securitized loan pool interests, the advisor entities will be paid a fee equal to 1% of the par amount of the securities sold, provided our advisor entities have provided a substantial amount of services as determined by the independent trustees.	Actual amounts are dependent upon net proceeds realized from placement of loan pools and therefore cannot be determined at the present time.	Actual amounts are dependent upon net proceeds realized from placement of loan pools and therefore cannot be determined at the present time.
Disposition Fees (paid to our advisor entities or their affiliates)(8)(9)(10)	For substantial assistance in connection with the sale of properties, the lesser of one-half of the reasonable and customary real estate or brokerage commission or 2% of the contract sales price of each property sold; provided, however, that in no event may the disposition fees paid to our advisor entities, their affiliates and unaffiliated third parties exceed 6% of the contract sales price. Our independent trustees will determine whether the advisor entities or their affiliates have provided substantial assistance to us in connection with the sale of a property. Substantial assistance in connection with the sale of a property includes the advisor entities’ preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the advisor entities in connection with a sale.	Actual amounts are dependent upon the contract sales price of properties sold and therefore cannot be determined at the present time.	Actual amounts are dependent upon the contract sales price of properties sold and therefore cannot be determined at the present time.

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (100,000 shares)	Estimated Dollar Amount for Maximum Offering (50,657,895 shares)(1)
Subordinated Incentive Listing Fee (paid to our advisor entities)(8)(11)	Upon listing our common shares on a national securities exchange, our advisor will be entitled to a fee equal to 15% of the amount, if any, by which (1) the market value of our outstanding shares plus distributions paid by us prior to the date of listing, exceeds (2) the sum of the total amount of capital raised from investors and a 7.35% annual cumulative, non-compounded return to investors. Our advisor will reallow 70% of the subordinated incentive listing fee paid to our advisor directly to our sub-advisor.	Actual amounts are dependent upon the market value of our outstanding shares, plus distributions paid by us, at a later date and therefore cannot be determined at the present time.	Actual amounts are dependent upon the market value of our outstanding shares, plus distributions paid by us, at a later date and therefore cannot be determined at the present time.

(1)	The estimated maximum dollar amounts are based on the sale to the public of a maximum of 37,500,000 shares at $20 per share and 13,157,895 shares under our distribution reinvestment plan at $19 per share.
(2)	Our advisor entities will reallow 70% of the acquisition and origination fees and all of the acquisition and origination expenses paid to our advisor entities to UDFH GS, our sub-advisor. Our advisor entities (or our asset manager, as the case may be) also may receive acquisition and origination fees paid by borrowers or investment entities; in such cases, the acquisition and origination fees and expenses that we pay to our advisor entities (or our asset manager, as the case may be) will be reduced by the amount of any acquisition and origination fees and expenses paid by borrowers or investment entities to our advisor entities (or our asset manager, as the case may be) with respect to our investment. In no event will the total of all acquisition and origination fees and expenses, including debt financing fees, with respect to a particular loan, property acquisition or equity investment, from any source, exceed 6% of the funds advanced under the loan or the contract purchase price of the property or equity investment. Also, we may pay our advisor entities acquisition and origination fees and expenses upon the reinvestment of proceeds from capital transactions, such as the repayment of principal of a loan by a borrower, which shall not exceed 3% of the funds advanced under a new loan or the contract purchase price of the new property or equity investment; provided, however, that our advisor entities will reallow to UDFH GS 100% of the acquisition and origination fees and expenses upon the reinvestment of proceeds from capital transactions. In all cases, acquisition and origination fees paid by us in respect of secured loans will not exceed 1% per annum when pro rated over the stated term of the respective loan.

Our board of trustees has adopted a policy that will generally limit our borrowings to no more than 50% of the aggregate fair market value of our assets, unless substantial justification exists that borrowing a greater amount is in our best interests as determined by our board of trustees, including a majority of our independent trustees. However, this policy does not apply to individual investments and only will apply once we have ceased raising capital under this or any subsequent offering and invested a majority of the net proceeds from such offerings. For illustrative purposes, assuming we sell the maximum total offering, we use 50% leverage, the value of our assets is equal to the original principal amounts of any loans we have made or acquired plus the contract purchase price of our other real estate assets, and we do not reinvest the proceeds of any loan repayments or other capital transactions, we would invest approximately $1,757,281,554 using approximately $878,640,777 of indebtedness. In such case, acquisition and origination expenses and fees would be approximately $52,718,447. In such case, acquisition and origination expenses and fees would be approximately $79,805,825. We note that, under our declaration of trust, the maximum amount of indebtedness is generally limited to 300% of our net assets (75% of the aggregate fair market value of our assets) as of the date of any borrowing. We do not intend to incur this level of indebtedness, as evidenced by our board of trustees’ policy stated above.

(3)	These amounts are estimates based on our estimated use of proceeds and our use of 50% leverage. The actual amounts of the debt financing fees are dependent upon amounts available under lines of credit or other debt financing. We do not intend to incur the 300% level of indebtedness permitted by our declaration of trust (75% of the aggregate fair market value of our assets), as evidenced by our board of trustees’ policy to generally limit our borrowings to no more than 50% of the aggregate fair market value of our assets.
(4)	“Average invested assets” for any period will be the average of the aggregate book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate, before deducting depreciation, bad debts, impairment costs or other similar non-cash reserves, computed by taking the average of such values at the end of each month during such period. During such periods in which we are obtaining regular independent valuations of the current value of our net assets for purposes of enabling fiduciaries of employee benefit plan shareholders to comply with applicable Department of Labor reporting requirements, aggregate asset value will be the greater of (a) the amount determined pursuant to the foregoing or (b) our assets’ aggregate valuation established by the most recent such valuation report without reduction for depreciation, bad debts, impairment costs or other similar non-cash reserves and without reduction for any debt secured by or relating to such assets. Our advisor entities and their affiliates will be obligated to pay all expenses incurred by them in connection with the services they provide, directly or indirectly, to us.
(5)	These amounts are estimates based on our estimated use of proceeds and assume that no borrowings are used to make or invest in loans or to acquire other real estate assets. The actual amounts of the advisory fees to be paid to our advisor are dependent upon our average invested assets and the amount of leverage we use to make investments. For illustrative purposes, assuming we use 50% leverage, the value of our assets is equal to the original principal amounts of any loans we have made or acquired plus the contract purchase price of our other real estate assets, and we do not reinvest the proceeds of any loan repayments or other capital transactions, advisory fees would be approximately $51,262 if we sell the minimum offering amount and $26,359,223 if we sell the maximum total offering. We do not intend to incur the 300% level of indebtedness permitted by our declaration of trust (75% of the aggregate fair market value of our assets), as evidenced by our board of trustees’ policy to generally limit our borrowings to no more than 50% of the aggregate fair market value of our assets.
(6)	In the event that “total operating expenses” in any fiscal year exceed the greater of 2% of our average invested assets (as defined in footnote 4 above) or 25% of our net income (as defined in footnote 7 below but excluding any gain from the sale of assets), and our independent trustees do not determine such excess expenses are justified, our advisor entities shall reimburse us the amount by which the aggregate annual expenses exceed the limitations. We may reimburse our advisor entities for operating expenses in excess of that limit in the event that a majority of our independent trustees determine, based on unusual and non-recurring factors, that a higher level of expense is justified for that year. In such an event, we will send notice to each of our shareholders within 60 days after the end of the fiscal quarter for which such determination was made, along with an explanation of the factors our independent trustees considered in making such determination.

Total operating expenses are defined as aggregate expenses of every character paid or incurred by the REIT as determined under GAAP that are related to our operation, including advisory fees, but excluding:

(a)	the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses, and taxes incurred in connection with the issuance, distribution, transfer, registration, and stock exchange listing of our shares;
(b)	interest payments;
(c)	taxes;
(d)	non-cash expenditures such as depreciation, amortization, impairment costs and bad debt reserves;
(e)	reasonable incentive fees based on the gain realized upon the sale of our assets; and
(f)	acquisition and origination fees and expenses, debt financing fees, real estate commissions on the sale of property, loan servicing fees, disposition fees on the resale of property, securitized loan pool placement fees and other fees and expenses connected with the acquisition, disposition, and ownership of real estate interests, loans or other property (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair, and improvement of property).
(7)	“Net income” is calculated as total revenue for the applicable period, less the expenses applicable to such period other than additions to reserves for depreciation, impairment costs or bad debts or other similar non-cash reserves and excluding gain from sale of our assets.
(8)	The disposition fee may be paid with cash or common shares, or any combination of the foregoing. In the sole discretion of our advisor, the subordinated incentive fee may be paid with cash, common shares, other sources of payment or any combination of the foregoing; provided however, that to the extent that our advisor requests that the subordinated incentive fee be paid in cash, such fee shall be payable in cash only to the extent that our sub-advisor determines that we have sufficient cash on hand. The subordinated incentive listing fee likely will be paid in the form of a non-interest bearing promissory note, although we may pay this fee with cash or common shares, or any combination of the foregoing. If shares are used for payment, we do not anticipate that they will be registered under the Securities Act, and, therefore, will be subject to restrictions on transferability. If shares are used for payment and our shares are not listed on a national securities exchange at the time of payment, then the price per share, for purposes of conversion, shall equal the fair market value for our shares as determined by our board of trustees based upon the appraised value of our assets as of the date of election. If shares are used for payment and our shares are listed on a national securities exchange at the time of payment, then the price per share, for purposes of conversion, shall equal the average closing price of our shares over the ten trading days immediately preceding the date of election to make payment in the form of our common shares. If any promissory note issued with respect to the subordinated incentive listing fee has not been paid in full within three years from the date of issuance, then our advisor, or its successors or assigns, may elect to convert the unpaid balance into our common shares of beneficial interest at a price per share as described above. Notwithstanding the foregoing, in the event a subordinated incentive listing fee is paid, no subordinated incentive fee will be paid to for the period preceding the listing of our shares on a national securities exchange, and any subordinated incentive fee paid prior to such listing will reduce the amount of the subordinated incentive listing fee. Our advisor shall continue to be eligible to receive a subordinated incentive fee for each annual period following the listing of our shares through the termination of the advisory agreement.
(9)	Although we are most likely to pay the securitized loan pool placement fees and/or the disposition fees to our advisor entities in the event of our liquidation, these fees also may be earned during our operational stage.
(10)	Our declaration of trust provides that in no event shall the disposition fees payable by us to our advisor entities exceed 3% of the contract sales price.
(11)	If at any time our shares become listed on a national securities exchange, we will negotiate in good faith with our advisor entities a fee structure appropriate for an entity with a perpetual life or seek to internalize the advisory functions performed by our advisor entities, in which case our advisor entities have agreed to waive any internalization fee. Our independent trustees will be required to approve any new fee structure negotiated with our advisor entities. For purposes of the subordinated incentive listing fee, the market value of our outstanding shares will be calculated based on the average market value of the shares issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed.

We will reimburse the dealer manager and soliciting dealers for their bona fide, separately and specifically invoiced due diligence expenses. The amount of such reimbursements cannot be determined at this time; however, in no event will the sum of all underwriting compensation (which includes selling commissions and dealer manager fees) paid in connection with this offering from any source whatsoever, plus all other organization and offering expenses paid by us with proceeds of this offering, exceed 15% of our gross offering proceeds.

At least a majority of our independent trustees must determine, from time to time but at least annually, that our total fees and expenses are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs. Each such determination will be reflected in the minutes of our board of trustees. Our independent trustees shall also supervise the performance of our advisor entities and the compensation that we pay to them to determine that the provisions of our advisory agreement are being carried out. Each such determination will be recorded in the minutes of our board of trustees and based on the factors set forth below and other factors that the independent trustees deem relevant:

•	the size of the advisory fee in relation to the size, composition and profitability of our portfolio;
•	the success of our advisor entities in generating opportunities that meet our investment objectives;
•	the rates charged to other REITs, especially similarly structured REITs, and to investors other than REITs by advisors performing similar services;
•	additional revenues realized by our advisor entities through their relationship with us;
•	the quality and extent of service and advice furnished by our advisor entities;
•	the performance of our investment portfolio, including income, delinquency rates, frequency of problem investments and competence in dealing with distress situations; and
•	the quality of our portfolio in relationship to the investments generated by our advisor entities for the account of other clients.

Since our advisor entities and their affiliates are entitled to differing levels of compensation for undertaking different transactions on our behalf, our advisor entities have the ability to affect the nature of the compensation they receive by undertaking different transactions. However, our advisor entities are obligated to exercise good faith and integrity in all their dealings with respect to our affairs pursuant to the advisory agreement. See the “Management — The Advisory Agreement” and “Management — The Sub-Advisor” sections of this prospectus.

Trustee Compensation

We will pay each of our independent trustees, as well as any trustees who are not also our executive officers or executive officers of our advisor entities or their affiliates, an annual retainer of $35,000 per year. In addition, we will pay each of our independent trustees, as well as any trustees who are not also our executive officers or executive officers of our advisor entities or their affiliates, a $1,000 annual retainer for each committee on which the trustee serves (the chairman of the audit committee shall receive a $3,000. All trustees also will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of trustees. We will not directly compensate our executive officers who also are trustees for their services as trustees of the company.

SECURITY OWNERSHIP

The following table shows, as of December 5, 2013, the amount of our common shares beneficially owned by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding shares, (2) members of our board of trustees and proposed trustees, (3) our executive officers, and (4) all of our trustees and executive officers as a group. The address for American Realty Capital Residential Advisors, LLC and Mr. Weil is 405 Park Avenue, New York, New York 10022. The address for UDF Holdings, L.P. and Messrs. Greenlaw, Marshall, Mita, Finkle and Hanson and Ms. Obert is the United Development Funding Building, 1301 Municipal Way, Suite 100, Grapevine, Texas 76051.

Common Shares of Beneficial Interest Beneficially Owned(1)
Name of Beneficial Owner	Number of Common Shares	Percentage of Class
UDF Holdings, L.P.	7,000	70%
American Realty Capital Residential Advisors, LLC	3,000	30%
Hollis M. Greenlaw	—	—
Edward M. Weil, Jr.	—	—
Phillip K. Marshall	—	—
Eustace W. Mita	—	—
Steven J. Finkle	—	—
David A. Hanson	—	—
Cara D. Obert	—	—
All trustees and executive officers as a group (7 persons)	—	—

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities issuable pursuant to options, warrants and similar rights held by the respective person or group that may be exercised within 60 days following December 5, 2013. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all common shares of beneficial interest shown as beneficially owned by them.

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our advisor entities and their affiliates, including conflicts related to the arrangements pursuant to which our advisor entities and their affiliates will be compensated by us. Our agreements and compensation arrangements with our advisor, our sub-advisor and their affiliates were not determined by arm’s-length negotiations. See the “Compensation” section of this prospectus. Some of the conflicts of interest in our transactions with our advisor, our sub-advisor and their affiliates, and the limitations on our advisor, our sub-advisor and their affiliates adopted to address these conflicts, are described below.

Affiliates of our advisor entities have sponsored and may sponsor one or more other real estate investment programs in the future. The officers and key personnel of our advisor entities are expected to spend a substantial portion of their time on activities unrelated to us. Each of the officers and key personnel of our advisor entities is currently expected to spend a portion of their time on our behalf.

The officers and key personnel of our advisor and our sub-advisor may owe duties to other programs, their members and limited partners and the investors and others to whom they provide services, which duties may from time to time conflict with the fiduciary duties that they owe to us and our shareholders. For example, Mr. Weil, one of our directors, is a director and executive officer of numerous REITs sponsored by AR Capital, advised by affiliates of AR Capital and for which our dealer manager acted or acts as dealer manager. Mr. Weil is also an executive officer a public, non-traded business development company sponsored by AR Capital, advised by affiliates of AR Capital and an entity for which our dealer manager acts as dealer manager. To the extent that our advisor, our sub-advisor or their affiliates take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to you and the value of our shares. In addition, our trustees and officers and certain of our affiliates may engage for their own account in business activities of the types conducted or to be conducted by our subsidiaries and us. For a discussion of the restrictions included in our declaration of trust relating to limits placed upon our trustees and officers and certain of our affiliates, see the section of this prospectus captioned “— Certain Conflict Resolution Procedures” below. In addition, for a description of some of the risks related to these conflicts of interest, see the section of this prospectus captioned “Risk Factors — Risks Related to Conflicts of Interest.”

Our independent trustees have an obligation to function on our behalf in all situations in which a conflict of interest may arise, and all of our trustees have a fiduciary obligation to act on behalf of our shareholders. Our advisor, our sub-advisor and our asset manager also have a fiduciary obligation to act on behalf of our shareholders.

Interests in Other Real Estate Programs

Our advisor, our sub-advisor and their respective officers, directors and affiliates may acquire or develop properties, loans and other real estate-related investments for their own accounts, and have done so in the past. Furthermore, those persons and entities act as advisors, asset managers or general partners of other programs, including partnerships and public REITs that have investment objectives similar to ours, and may form additional real estate investment entities in the future, whether public or private, which can be expected to have the same investment objectives and policies as we do and which may be involved in the same geographic area. Those persons and entities may have legal and financial obligations with respect to these programs that are similar to their obligations to us and may be engaged in sponsoring one or more of such entities at approximately the same time as our shares are being offered. As general partners, they may have contingent liability for the obligations of programs structured as partnerships, which, if such obligations were enforced against them, could result in a substantial reduction of their net worth. Except as provided below under the caption “— Certain Conflict Resolution Procedures,” our advisor, our sub-advisor and their respective officers, directors and affiliates are not obligated to present to us any particular investment opportunity that comes to their attention, unless such opportunity is of a character that might be suitable for investment by us. Our advisor, our sub-advisor and their affiliates likely will experience conflicts of interest as they simultaneously perform services for us and other affiliated real estate programs.

Our advisor, our sub-advisor and their respective officers, directors and affiliates, whether or not currently existing, could compete with us for investments in secured loans and other real-estate related investments. While our sub-advisor and advisor will seek ways to avoid such competition, we can offer no assurance that such competition will be avoided. To the extent our sub-advisor and advisor cannot mitigate such competition, then our advisor, sub-advisor and their respective officers, directors and affiliates will compete with us, possibly to our material detriment.

Our advisor entities or their affiliates may acquire, for their own account or for private placement, properties and other investments that they deem not suitable for investment by us, whether because of the greater degree of risk, the complexity of structuring inherent in such transactions, financing considerations or for other reasons, including properties and investments with potential for attractive investment returns. For more information with respect to allocation of investment opportunities, see “— Certain Conflict Resolution Procedures.”

Every transaction that we enter into with our advisor, our sub-advisor or their affiliates is subject to an inherent conflict of interest. Our board of trustees may encounter conflicts of interest in enforcing our rights against our advisor entities or any of their affiliates in the event of a default by or disagreement with our advisor entities or any of their affiliates or in invoking powers, rights or options pursuant to any agreement between us and our advisor entities or any of their affiliates.

We do not believe that any of the AR Capital-sponsored programs are in direct competition with this program, although certain investments made by various AR Capital-sponsored programs may be investments that would fit within our investment criteria, including those of ARC RFT. In such events, the potential conflicts of interest discussed in this section of the prospectus could adversely affect us.

Other Activities of Our Advisor Entities and Their Affiliates

We will rely on our advisor entities and their affiliates for the day-to-day operation of our business. As a result of the interests of members of our advisor entities’ and their affiliates’ management of other programs and the fact that our officers and the key personnel of our advisor entities and our asset manager are engaged, and will continue to engage, in other business activities, our advisor entities and our asset manager and their affiliates have conflicts of interest in allocating their time between us, other programs that they may currently sponsor or sponsor in the future and other activities in which they are involved. However, our advisor entities and our asset manager believe that they and their affiliates have sufficient personnel to discharge fully their responsibilities to all of the programs and other ventures in which they are involved.

In addition, each of our executive officers also serves as an officer of our advisor, our sub-advisor, our asset manager and/or other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities, which may conflict with the fiduciary duties that they owe to us and our shareholders.

Affiliated Transactions Best Practices Policy

Our board of trustees voted affirmatively to approve our affiliated transactions best practices policy incorporating the dealer manager’s best practices guidelines, pursuant to which we may not enter into any co-investments or provide funding or make loans to, directly or indirectly, any investment program or other entity sponsored by (1) the American Realty Capital group of companies or otherwise controlled or sponsored, or in which ownership (other than certain minority interests) is held, directly or indirectly, by Messrs. Schorsch and/or Kahane, or (2) United Development Funding or otherwise controlled or sponsored, or in which ownership (other than certain minority interests) is held, directly or indirectly, by UDFH, in each case, that is a non-traded REIT or private investment vehicle in which ownership interests are offered through securities broker-dealers in a public or private offering.

Competition in Making Secured Loans and Acquiring and Reselling of Properties

There is a risk that a potential investment would be suitable for one or more programs affiliated with our advisor entities, in which case the officers of our advisor entities and our asset manager will have a conflict of interest allocating the investment opportunity to us or another program. There is a risk that our advisor entities will choose for us an investment opportunity that provides lower returns than an investment opportunity of another program. In the event that these conflicts arise, our best interests may not be met when persons acting on our behalf and on behalf of other programs affiliated with our advisor entities decide whether to allocate any particular investment opportunity to us or to another program.

Currently, all United Development Funding programs make loans and/or acquire properties in substantially the same geographic areas. Conflicts of interest will exist to the extent that we make loans in respect of, or investments in, properties in the same geographic areas as other United Development Funding programs. In such a case, a conflict could arise in the event that we and another United Development Funding program were to compete for the same investment or lending opportunities or the same properties, or a conflict could arise in connection with the resale of properties in the event that we and another United Development Funding program were to attempt to sell similar properties at the same time. Our advisor entities will seek to reduce conflicts that may arise with respect to properties available for investment by making prospective purchasers aware of all such properties. However, these conflicts cannot be fully avoided in that there may be established differing terms for investment in the various properties.

Lack of Separate Representation

Morris, Manning & Martin, LLP acts as counsel to us, our sub-advisor and its affiliates and may in the future act as counsel to us, our sub-advisor and its affiliates. There is a possibility that in the future the interests of the various parties may become adverse, and under the Code of Professional Responsibility of the legal profession, Morris, Manning & Martin, LLP may be precluded from representing any one or all of such parties. In the event that a dispute were to arise between us, our sub-advisor or any of its affiliates, separate counsel for such matters would be retained as and when appropriate.

Proskauer Rose LLP acts as counsel to our advisor and its affiliates, including the dealer manager of this offering, and may in the future act as counsel to our advisor and its affiliates, including the dealer manager of this offering. There is a possibility that in the future the interests of the various parties may become adverse, and under the Code of Professional Responsibility of the legal profession, Proskauer Rose LLP may be precluded from representing any one or all of such parties. In the event that a dispute were to arise between our advisor and any of its affiliates, separate counsel for such matters would be retained as and when appropriate.

Receipt of Fees and Other Compensation by UDFH GS and its Affiliates

A transaction involving the making of a secured loan, the purchase or sale of properties, or the purchase or sale of any other real estate-related investment will likely result in the receipt of commissions, fees and other compensation by our advisor entities and their affiliates. Subject to oversight by our board of trustees, our sub-advisor will have considerable discretion with respect to all decisions relating to the terms and timing of all transactions. Therefore, our advisor and sub-advisor will have conflicts of interest concerning certain actions taken on our behalf, particularly due to the fact that such fees will generally be payable to our advisor entities and their affiliates regardless of the quality of the secured loans made, the properties acquired or the services provided to us. See the “Compensation” section of this prospectus.

Certain Conflict Resolution Procedures

Declaration of Trust Provisions

In order to reduce or eliminate certain potential conflicts of interest, our declaration of trust contains a number of restrictions relating to (1) transactions with our advisor and its affiliates, (2) certain future offerings, and (3) allocation of investment opportunities among affiliated entities. These restrictions include, among others, the following:

•	We will not purchase or lease properties in which our co-sponsors, our advisor entities, any of our trustees or any of their respective affiliates have an interest unless a majority of the trustees, including a majority of the independent trustees, not otherwise interested in the transaction determine that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to such sponsor, advisor entity, trustee or affiliate or, if the price to us is in excess of such cost, that substantial justification for such excess exists and such excess is reasonable.

We will not sell or lease properties to our advisor entities, any of our trustees or any of their respective affiliates unless a majority of the trustees, including a majority of the independent trustees, not otherwise interested in the transaction determine that such transaction is fair and reasonable to us.
•	We will not make any loans to our co-sponsors, our advisor entities, any of our trustees or any of their respective affiliates except certain secured loans or loans to wholly-owned subsidiaries.
•	Our advisor, any of our trustees and any of their respective affiliates will not make loans to us or to joint ventures in which we are a joint venture partner unless approved by a majority of the trustees, including a majority of the independent trustees, not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.
•	Our advisor and its affiliates will be entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner; provided, however, our advisor must reimburse us for the amount, if any, by which our total operating expenses, including the advisor asset management fee, paid during the previous fiscal year exceeded the greater of (i) 2% of our average invested assets for that fiscal year, or (ii) 25% of our net income, before any additions to reserves for depreciation, bad debts, impairment costs or other similar non-cash reserves and before any gain from the sale of our assets, for that fiscal year.
•	We will not enter into any other transaction with our co-sponsors, our advisor entities, any of our trustees or any of their respective affiliates, including the acceptance of goods or services from our co-sponsors, our advisor entities, our trustees or any of their respective affiliates, unless a majority of our trustees, including a majority of the independent trustees, not otherwise interested in the transaction approves such transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Investment Allocation Policy Agreement

We may invest in the same type of loans and investments in which United Development Funding, L.P., United Development Funding II, L.P., United Development Funding III, L.P., United Development Funding IV and United Development Funding Land Opportunity Fund, L.P. (the UDF Family of Funds) invest. The UDF Family of Funds invest in accordance with the investment criteria, yield requirements, cash flow expectations, investment horizon and risk tolerances of the respective fund at the time the investment is made.

In addition, an affiliate of our asset manager, UMTH LD, serves as the asset manager of United Development Funding, L.P., United Development Funding II, L.P., United Development Funding IV and United Development Funding Land Opportunity Fund, L.P. and as the general partner of United Development Funding III, L.P. UMTH LD and we each recognize that, in exercising their duties to each fund, UMTH LD and our asset manager will encounter conflicts of interest. Thus, each of these funds and we seek to equitably apportion investment opportunities among and between such entities in accordance with each fund’s investment criteria, yield requirements, cash flow expectations, investment horizon and risk tolerances at the time each transaction opportunity is presented by UMTH LD and our asset manager. We have entered into a policy agreement with United Development Funding, L.P., United Development Funding II, L.P., United Development Funding III, L.P., United Development Funding IV and United Development Funding Land Opportunity Fund, L.P. that provides that, in the event that a transaction opportunity becomes available that is suitable, under all of the factors considered by UMTH LD and our asset manager, including cash flow, capital appreciation, investment horizon and risk tolerance, for both us and one or more of these programs, and for which more than one of such entities has sufficient uninvested funds, then the transaction opportunity will be allocated to the fund with the largest percentage of uninvested capital immediately available for investment. The percentage of uninvested capital will be determined as the ratio of the total amount of “available cash” for investment divided by the total “equity capital” received by the fund. For purposes of the participation agreement, “available cash” shall mean all cash of the respective entity available for investment, not including lines of credit or other borrowing facilities. For purposes of the allocation agreement, “equity capital” shall include both direct investment and retained earnings as determined by the most recently available audited or unaudited financial statements prepared by the respective entities as completed with respect to the most recent calendar quarter.

It will be the duty of our board of trustees, including the independent trustees, to insure that this method is applied fairly to us.

We cannot assure you that we will be able to invest in all investment opportunities of which our asset manager becomes aware that we are suitable for us. We will not participate in any investments with our advisor entities or any of their affiliates, including any prior United Development Funding program.

PRIOR PERFORMANCE SUMMARY

Prior Investment Programs

The information presented in this section represents the historical experience of certain real estate programs managed by our advisor entities and their affiliates. Our investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs. Investors who purchase our shares will not thereby acquire any ownership interest in any partnerships or corporations to which the following information relates or in any other programs of our affiliates.

UDFH and AR Capital serve as co-sponsors for our offering. Affiliates of UDFH have sponsored two prior public offerings, United Development Funding III, L.P., a Delaware limited partnership organized in June 2005 (UDF III), and United Development Funding IV, a Maryland real estate investment trust organized in May 2008 (UDF IV), and three private offerings, United Development Funding, L.P, a Delaware limited partnership organized in June 2003 (UDF I), United Development Funding II, L.P., a Delaware limited partnership organized in July 2004 (UDF II), and United Development Funding Land Opportunity Fund, L.P., a Delaware limited partnership organized in March 2008 (UDF LOF).

We believe the two prior public offerings and one of the three private offerings sponsored by affiliates of UDFH have investment objectives similar to ours. Therefore, the information in this section and in the Prior Performance Tables included in this prospectus as Exhibit A shows relevant summary information concerning these real estate programs sponsored by affiliates of UDFH. We believe the prior programs sponsored by affiliates of AR Capital do not have investment objectives that are similar to ours, and therefore, we have not included summary information with respect to those prior programs, except in certain circumstances where we have provided brief narrative summary information.

The Prior Performance Tables set forth information as of the dates indicated regarding the certain prior programs identified above as to (1) experience in raising and investing funds (Table I); (2) compensation to sponsor (Table II); (3) annual operating results of prior real estate programs (Table III); and (4) results of sales or disposals of assets (Table V). Because no real estate program sponsored by UDFH or its affiliates has completed operations in the most recent five years, Table IV has not been included in the Prior Performance Tables. The purpose of this prior performance information is to enable you to evaluate accurately the experience of our co-sponsors and their affiliates in sponsoring like programs. The following discussion is intended to summarize briefly the objectives and performance of the prior real estate programs and to disclose any material adverse business developments sustained by them.

United Development Funding Programs

Certain affiliates and the partners of our co-sponsor, UDFH, the parent company of our sub-advisor, UDFH GS, and our asset manager, UDFH LD, have served as sponsors, officers, trustees, advisors or asset managers to one or more of the prior real estate programs sponsored by UDFH or its affiliates over the last 10 years. UDFH owns 99.9% of the UDFH GS and UDFH LD limited partnership units. Based on an analysis of the operating results of the prior real estate programs, UDFH believes that each of such programs has met or is meeting its principal investment objectives in a timely manner.

Public Programs

United Development Funding III, L.P.

UDF III was formed to originate, purchase, participate in and hold for investment secured loans made to persons and entities for the acquisition of parcels of real property to be developed into single-family residential lots that will be marketed and sold to homebuilders. UMTH LD, an affiliate of our asset manager, serves as the general partner of UDF III. The public offering of UDF III’s units of limited partnership interest commenced May 15, 2006 and the primary offering component of the public offering was terminated April 23, 2009. UDF III continues to offer its limited partnership units through it distribution reinvestment plan. As of December 31, 2012, UDF III had accepted subscriptions and issued approximately 18,827,498 units of limited partnership interest to limited partners, with gross proceeds of approximately $377 million, net of repurchases.

UDF III has investment objectives similar to ours and concentrates on making development loans to single-family lot developers who sell their lots to national, regional and local homebuilders and to the homebuilders themselves. UDF III seeks to make or acquire loans primarily with respect to projects where the completed subdivision will consist of homes at or below the median price of the U.S. housing market. Developments that secure these loans consist of both single-phase and, where larger parcels of land are involved, multi-phase projects and are subject to third-party land acquisition and development loans. In addition, UDF III offers credit enhancements to developers in the form of loan guarantees to third-party lenders, letters of credit issued for the benefit of third-party lenders and similar credit enhancements. UDF III reinvests the proceeds from loan repayments and intends to liquidate and terminate the fund on or before December 31, 2028.

Proceeds from the repayment of loans are generally reinvested in new loans. UDF III originated or participated in 60 loans from June 2005 (inception) through December 31, 2012. Of those loans, approximately 55%, or 33 loans, have been repaid. UDF III’s aggregate provision for loan losses through December 31, 2012 was approximately $16.6 million; however, actual loan losses after sales of foreclosed assets were $0. All of the loans originated were residential real estate loans secured by residential lots or land designated for development into single-family or residential lots. The aggregate dollar amount of the loans originated or participated in by UDF III, as of December 31, 2012, was approximately $572 million. The following table breaks down the aggregate value of loans held by UDF III as of December 31, 2012.

United Development Funding III, L.P. Portfolio, December 31, 2012

Type of Loan	Percent of Total Loans	Portfolio as of December 31, 2012
Secured notes receivable	64.6%	$226,909,000
Secured notes receivable – related party	14.0%	$49,021,000
Participation interest – related party	21.4%	$75,188,000

Upon request, prospective investors may obtain from us, without charge, copies of offering materials and any reports prepared in connection with UDF III, including a copy of the most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For a reasonable fee, we also will furnish, upon request, copies of the exhibits to any such Form 10-K. Any such request should be directed to Shareholder Relations, United Development Funding III, L.P., The United Development Funding Building, Suite 100, 1301 Municipal Way, Grapevine, Texas 76051. Many of the offering materials and reports prepared in connection with the UDF III public program are also available on the UDF III website, www.udfonline.com. In addition, the Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Acquisition of Loans for United Development Funding III, L.P. (as of December 31, 2011 and 2012)

As of December 31, 2012, UDF III owned 27 loans. The total unpaid principal balance, net, as of December 31, 2012 was approximately $351 million, and the annualized yield was approximately 15.3%. Such yield is stated on an accrual basis and represents the blended yield, as of December 31, 2012, of UDF III’s loans. All annualized yields take into account downward adjustments for non-performing loans.

Secured Loan Portfolio Table

	As of December 31, 2011	As of December 31, 2012
Secured notes receivable	$224,471,000	$226,909,000
Secured notes receivable – related party	$52,027,000	$49,021,000
Participation interest – related party	$66,151,000	$75,188,000
Unpaid principal balance	$342,649,000	$351,118,000
Annual yield	15.4%	15.3%
Average loan unpaid principal balance	$11,815,000	$13,004,000

As of December 31, 2012, approximately 95% of the properties securing UDF III’s loans were located in Texas, 2% were located in Arizona and 3% were located in Colorado. As of December 31, 2011,

approximately 96% of the properties securing UDF III’s loans were located in Texas, 3% were located in Colorado and 1% was located in Arizona.

The table below illustrates UDF III’s default history for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 for loans UDF III originated.

Mortgages Defaulted, Foreclosed Loans

	2008	2009	2010	2011	2012
Number of loans defaulted at beginning of year	—	—	—	—	1
Aggregate value	$—	$—	$—	$—	$1,500,000
Additional defaults during year	1	1	—	1	—
Aggregate value	$4,600,000	$4,900,000	$—	$1,500,000	$—
Defaulted properties fully disposed of during year	1	1	—	—	—
Aggregate value, full or partial	$4,600,000	$4,900,000	$—	$—	$—
Number of loans defaulted at end of year	—	—	—	1	1
Aggregate value	$—	$—	$—	$1,500,000	$1,500,000

The following tables compare UDF III’s three loan categories in dollars and as a percentage of UDF III’s portfolio as of December 31, 2011 and 2012.

	As of December 31, 2011		As of December 31, 2012
Secured notes receivable	$224,471,000	(66)%	$226,909,000	(65)%
Percentage increase over prior period		2%		1%
Secured notes receivable – related party	$52,027,000	(15)%	$49,021,000	(14)%
Percentage decrease over prior period		(5)%		(6)%
Participation interest – related party	$66,151,000	(19)%	$75,188,000	(21)%
Percentage increase over prior period		14%		14%

As of December 31, 2012, UDF III had originated or participated in, in the aggregate, approximately $572 million of real estate loans. Approximately $177 million of the loans were loans to related parties.

Approximate outstanding balances on UDF III’s loans to affiliates as of December 31, 2011 and 2012 were:

Affiliated Company	As of December 31, 2011	As of December 31, 2012
UDF I	$12,622,000	$12,856,000
UDF PM, LLC	$4,205,000	$280,000
United Development Funding X, LP	$22,739,000	$21,684,000
United Mortgage Trust	$65,504,000	$74,699,000
Buffington Texas Classic Homes, Ltd.	$246,000	$499,000
UDF Northpoint II, LP	$11,633,000	$13,445,000
UDF Ash Creek, LP	$50,000	$58,000

United Development Funding IV

UDF IV is a Maryland real estate investment trust that qualified as a REIT under federal tax law beginning with the taxable year ended December 31, 2010.

UDF IV commenced its initial public offering of common shares of beneficial interest on November 12, 2009. As of December 31, 2012, UDF IV had accepted subscriptions and issued an aggregate of 17,624,839 common shares of beneficial interest, with gross proceeds of approximately $350.1 million, net of repurchases.

The primary offering component of the public offering was terminated May 13, 2013. As of June 30, 2013, UDF IV had accepted subscriptions and issued an aggregate of 31,604,023 common shares of beneficial interest, with gross proceeds of approximately $628.7 million, net of repurchases.

UDF IV has investment objectives similar to ours, and uses substantially all of the net proceeds from the public offering of its common shares of beneficial interest to originate, purchase, participate in and hold for investment secured loans made directly by UDF IV or indirectly through its affiliates to persons and entities for the acquisition and development of parcels of real property into single-family residential lots, and the construction of model and new single-family homes, including development of mixed-use master planned residential communities. UDF IV also makes direct investments in land for development into single-family lots, new and model homes and portfolios of finished lots and homes; provides credit enhancements to real estate developers, home builders, land bankers and other real estate investors; and purchases participations in, or finances for other real estate investors the purchase of, securitized real estate loan pools and discounted cash flows secured by state, county, municipal or other similar assessments levied on real property. UDF IV also may enter into joint ventures with unaffiliated real estate developers, home builders, land bankers and other real estate investors, or with other United Development Funding-sponsored programs, to originate or acquire, as the case may be, the same kind of secured loans or real estate investments as UDF IV may originate or acquire directly. UDF IV intends to reinvest the proceeds from loan repayments through December 2017, at which time it intends reduce the amount reinvested in order to generate increased cash flow from which UDF IV may repurchase shares from shareholders wishing to sell their shares.

UMTH GS is UDF IV’s advisor and is responsible for managing UDF IV’s affairs on a day-to-day basis. UMTH GS has engaged UMTH LD as UDF IV’s asset manager. The asset manager oversees the investing and financing activities of the affiliated programs managed and advised by UMTH GS and UMTH LD as well as provides UDF IV’s board of trustees recommendations regarding investments and finance transactions, management, policies and guidelines and reviews investment transaction structure and terms, investment underwriting, investment collateral, investment performance, investment risk management, and UDF IV’s capital structure at both the entity and asset level.

The following table breaks down the aggregate value of loans held by UDF IV as of December 31, 2012:

United Development Funding IV Portfolio, December 31, 2012

Type of Loan	Percent of Total Loans	Portfolio as of December 31, 2012
Loan participation interest – related parties	9.7%	$29,744,000
Secured notes receivable	80.7%	$246,450,000
Secured notes receivable – related parties	9.6%	$29,350,000

Upon request, prospective investors may obtain from UDF IV, without charge, copies of offering materials and any reports prepared in connection with UDF IV, including a copy of the most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For a reasonable fee, UDF IV also will furnish, upon request, copies of the exhibits to any such Form 10-K. Any such request should be directed to Shareholder Relations, United Development Funding IV, The United Development Funding Building, 1301 Municipal Way, Suite 100, Grapevine, Texas 76051. Many of the offering materials and reports prepared in connection with the UDF IV public program are also available on the UDF IV website, www.udfonline.com. In addition, the Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Acquisition of Loans for United Development Funding IV (as of December 31, 2011 and 2012)

As of December 31, 2012, UDF IV had entered into 11 participation agreements with related parties (2 of which were repaid in full) with aggregate, maximum loan amounts of approximately $46.5 million (with an unfunded balance of approximately $2.1 million) and 11 related- party note agreements (one of which was repaid in full and one of which matured and was not renewed, but was never funded) with aggregate, maximum loan amounts totaling approximately $60.4 million (with an unfunded balance of approximately

$14.2 million). Additionally, UDF IV had entered into 62 note agreements with third parties (12 of which were repaid in full) with aggregate, maximum loan amounts of approximately $380.5 million, of which approximately $58.2 million has yet to be funded. UDF IV’s aggregate loan portfolio is comprised of loan participation interest — related parties, notes receivable, net and notes receivable — related parties and is recorded at the lower of cost or estimated net realizable value.

Secured Loan Portfolio Table

	As of December 31, 2011	As of December 31, 2012
Loan participation interest – related parties	$23,036,000	$29,744,000
Secured notes receivable	$109,071,000	$246,450,000
Secured notes receivable – related parties	$14,308,000	$29,350,000
Unpaid principal balance	$146,415,000	$305,544,000
Annual yield	13.5%	13.2%
Average loan unpaid principal balance	$3,572,000	$4,493,000

Approximately 98% of the outstanding aggregate principal amount of mortgage notes originated by UDF IV as of December 31, 2012 are secured by properties located throughout Texas and approximately 2% are secured by properties located in Colorado.

The table below illustrates that for the years ended December 31, 2009, 2010, 2011 and 2012, UDF IV has not originated any loans that have defaulted and been foreclosed.

Mortgages Defaulted, Foreclosed Loans

	2009	2010	2011	2012
Number of loans defaulted at beginning of year	—	—	—	—
Aggregate value	$—	$—	$—	$—
Additional defaults during year	—	—	—	—
Aggregate value	$—	$—	$—	$—
Defaulted properties fully disposed of during year	—	—	—	—
Aggregate value, full or partial	$—	$—	$—	$—
Number of loans defaulted at end of year	—	—	—	—
Aggregate value	$—	$—	$—	$—

The following tables compare UDF IV’s three loan categories in dollars and as a percentage of UDF IV’s portfolio as of December 31, 2011 and 2012.

	As of December 31, 2011		As of December 31, 2012
Loan participation interest – related parties	$23,036,000	(16)%	$29,744,000	(10)%
Percentage increase over prior period		272%		29%
Secured notes receivable	$109,071,000	(74)%	$246,450,000	(81)%
Percentage increase over prior period		103%		126%
Secured notes receivable – related parties	$14,308,000	(10)%	$29,350,000	(9)%
Percentage increase over prior period		154%		105%

Approximate outstanding balances on UDF IV’s loans to affiliates as of December 31, 2011 and 2012 were:

Affiliated Company	As of December 31, 2011	As of December 31, 2012
HLL Land Acquisitions of Texas LP	$7,108,000	$13,587,000
Buffington Texas Classic Homes, LLC	$4,248,000	$399,000
HLL II Land Acquisitions of Texas LP	$1,416,000	$1,478,000
UDF Ash Creek LP	$1,012,000	$2,500,000
UMT Home Finance LP	$7,189,000	$7,203,000
United Development Funding III, L.P.	$12,200,000	$14,891,000
UMT Home Finance III LP	$3,367,000	$7,299,000
One KR Venture, LP	$—	$6,009,000
UDF PM, LLC	$—	$892,000
UDF TX Two, LP	$—	$3,183,000

Private Programs

The prior privately offered programs sponsored by affiliates of UDFH and our sub-advisor include one real estate limited partnership with investment objectives similar to ours which has closed in the most recent three years, UDF LOF. UDF LOF invests in first lien and subordinate loans secured by residential real estate designated for single-family lot development, joint ventures and equity investments in single-family lot developments and provides credit enhancements for residential real estate acquisition and development loans.

UDF LOF began offering its units of limited partnership interest on April 9, 2008 and accepted subscriptions from 590 investors totaling approximately $53 million through December 31, 2012. Through December 31, 2012, UDF LOF had purchased or participated in 16 loans totaling approximately $74 million and 5 equity investments totaling approximately $39 million. Out of those purchases or participations, 13 loans have been repaid for $45 million and $3.8 million has been received on equity investments. UDF LOF terminated its offering as of June 30, 2011 and intends to liquidate substantially all of its investments within four years following the termination of the offering.

See Tables I and II of the Prior Performance Tables for more detailed information about the experience of affiliates of UDFH in raising and investing funds for the private offerings closed in the most recent three years and compensation paid to the sponsors of these programs.

In addition to the foregoing, from time to time, programs sponsored by UDFH, our sub-advisor or their affiliates may conduct other private offerings of securities.

Adverse Business Developments

The continuing operations of prior programs sponsored by UDFH, our sub-advisor and their affiliates can be expected in the future to experience decreases in net income when economic conditions decline, specifically the availability of suitable loans, loan default increases and decreases in the amount and availability of leverage. Some of these programs may be unable to optimize their returns to investors because of requirements to liquidate when adverse economic conditions cause real estate prices to be relatively depressed. In addition, prior programs may be required to assume or pay off senior debt in order to protect their investments. Our business will be affected by similar conditions.

No assurance can be made that our program or other programs sponsored by UDFH, our sub-advisor and their affiliates will ultimately be successful in meeting their investment objectives.

American Realty Capital Programs

American Realty Capital Trust, Inc.

ARCT, incorporated on August 17, 2007, was a Maryland corporation that qualified as a REIT for federal income tax purposes. ARCT was formed to acquire a diversified portfolio of commercial real estate, primarily freestanding single-tenant properties net leased to creditworthy tenants on a long-term basis. In January 2008, ARCT commenced an initial public offering on a “best efforts” basis to sell up to 150 million shares of common stock, excluding 25 million shares issuable pursuant to a distribution reinvestment plan, offered at a price of $10.00 per share, subject to certain volume and other discounts. In March 2008, ARCT commenced real estate operations. ARCT’s initial public offering closed in July 2011, having raised $1.7 billion in gross proceeds from the sale of 179.4 million shares of common stock and having incurred, cumulatively to that date, $198 million in offering costs, commissions and dealer manager fees for the sale of its common stock. ARCT operated as a non-traded REIT through February 29, 2012. Effective as of March 1, 2012, ARCT internalized the management services previously provided by American Realty Capital Advisors, LLC and its affiliates, as a result of which the company became a self-administered REIT managed full-time by its own management team (the Internalization). Concurrent with the Internalization, ARCT listed its common stock on The NASDAQ Global Select Market under the symbol “ARCT” (the Listing). In connection with the Listing, ARCT offered to purchase up to $220 million in shares of common stock from its stockholders, pursuant to a modified “Dutch Auction” cash tender offer (the Tender Offer). As a result of the Tender Offer, in April 2012, ARCT had purchased 21 million shares of its common stock at a purchase price of $10.50 per share, for an aggregate cost of $220 million, excluding fees and expenses relating to the Tender Offer. On September 6, 2012, ARCT entered into an Agreement and Plan of Merger with Realty Income Corporation, a Maryland corporation, and its subsidiary, which was subsequently amended on January 6, 2013. The merger was approved by both companies’ boards of directors and was subsequently approved by both companies’ stockholders on January 16, 2013. The merger closed on January 22, 2013, pursuant to which ARCT merged with and into a subsidiary of Realty Income Corporation and trading of ARCT’s shares was suspended at market close on that date. As of December 31, 2012, ARCT had total real estate investments, at cost, of $2.2 billion, comprised of 515 properties.

American Realty Capital New York Recovery REIT, Inc.

NYRR, a Maryland corporation, is the second publicly offered REIT sponsored by AR Capital. NYRR was incorporated on October 6, 2009 and qualified as a REIT beginning with the taxable year ended December 31, 2010. NYRR filed its initial registration statement with the Securities and Exchange Commission on November 12, 2009 and became effective on September 2, 2010. On August 2, 2013, NYRR registered up to 12.5 million shares of common stock and 1.25 million shares of common stock pursuant to its distribution reinvestment plan. NYRR had received aggregate gross offering proceeds of $17 million from the sale of 2 million shares from a private offering to “accredited investors” (as defined in Regulation D as promulgated under the Securities Act). On December 15, 2011, NYRR exercised its option to convert all its outstanding preferred shares into 2 million shares of common stock on a one-to-one basis. As of October 15, 2013, NYRR had received aggregate gross proceeds of $1.1 billion which includes the sale of 112.6 million shares in its public offering, $17.0 million from its private offering and $15.6 million from its distribution reinvestment plan. As of October 15, 2013, there were 116.2 million shares of NYRR common stock outstanding, including restricted stock, converted preferred shares, and shares issued under its distribution reinvestment plan. As of October 15, 2013, NYRR had total real estate investments, at cost, of $773.8 million, comprised of 19 properties. As of June 30, 2013, NYRR had incurred, cumulatively to that date, $65.7 million in selling commissions, dealer manager fees and offering costs for the sale of its common stock and $9.4 million for acquisition costs related to its portfolio of properties.

Phillips Edison — ARC Shopping Center REIT Inc.

PE-ARC, a Maryland corporation, is the third publicly offered REIT sponsored by AR Capital. PE-ARC was incorporated on October 13, 2009 and qualified as a REIT beginning with the taxable year ended December 31, 2010. PE-ARC filed its registration statement with the Securities and Exchange Commission on January 13, 2010 and became effective on August 12, 2010. PE-ARC invests primarily in necessity-based neighborhood and community shopping centers throughout the United States with a focus on well-located grocery-anchored shopping centers that are well occupied at the time of purchase and typically cost less than $20 million per property. As of October 15, 2013, PE-ARC had received aggregate gross offering proceeds of $1.2 billion which includes the sale of 117.3 million shares of common stock in its public offering and $12.7 million from its distribution reinvestment program. As of October 15, 2013 PE-ARC had acquired 61 properties, 20 of which are held through a 54% owned joint venture, and had total real estate investments at cost of $902.2 million. As of June 30, 2013, PE-ARC had incurred, cumulatively to that date, $69.7 million in offering costs for the sale of its common stock and $11.9 million for acquisition costs related to its portfolio of properties.

American Realty Capital Healthcare Trust, Inc.

ARC HT, a Maryland corporation, is the fourth publicly offered REIT sponsored by AR Capital. ARC HT was organized on August 23, 2010 and qualified as a REIT beginning with the taxable year ended December 31, 2011. ARC HT filed its registration statement with the Securities and Exchange Commission on August 27, 2010 and became effective on February 18, 2011. As of October 15, 2013, ARC HT had received aggregate gross offering proceeds of $1.8 billion which includes the sale of 174.7 million shares in its public offering and $46.6 million from its distribution reinvestment plan. As of October 15, 2013, ARC HT had acquired 105 healthcare-related properties, for a purchase price of $1.5 billion. As of June 30, 2013, ARC HT had incurred, cumulatively to that date, $197.6 million in offering costs for the sale of its common stock and $17.6 million for acquisition costs related to its portfolio of properties.

American Realty Capital — Retail Centers of America, Inc.

ARC RCA, a Maryland corporation, is the fifth publicly offered REIT sponsored by AR Capital. ARC RCA was organized on July 29, 2010 and qualified as a REIT beginning with the taxable year ending December 31, 2012. ARC RCA filed its registration statement with the Securities and Exchange Commission on September 14, 2010 and became effective on March 17, 2011. As of October 15, 2013, ARC RCA had received aggregate gross proceeds of $51.4 million which includes the sale of 5.2 million shares in its public offering and $0.4 million from its distribution reinvestment plan. As of October 15, 2013, ARC RCA had acquired three properties for a purchase price of $107.6 million. As of June 30, 2013, ARC RCA has incurred, cumulatively to that date, $10.2 million in offering costs for the sale of its common stock and $1.0 million for acquisition costs related to its portfolio of properties.

American Realty Capital Daily Net Asset Value Trust, Inc.

ARC DNAV, a Maryland corporation, is the sixth publicly offered REIT sponsored by AR Capital. ARC DNAV was incorporated on September 10, 2010 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2013. ARC DNAV filed its registration statement with the Securities and Exchange Commission on October 8, 2010 and became effective on August 15, 2011. As of October 15, 2013, ARC DNAV had received aggregate gross proceeds of $18.5 million which includes the sale of 1.8 million shares in its public offering and $0.3 million from its distribution reinvestment plan. As of October 15, 2013, ARC DNAV had acquired 11 properties with total real estate investments, at cost, of $30.2 million. As of June 30, 2013, ARC DNAV had incurred, cumulatively to that date, $5.2 million in offering costs from the sale of its common stock and $0.7 million for acquisition costs related to its portfolio of properties.

American Realty Capital Trust III, Inc.

ARCT III, a Maryland corporation, was the seventh publicly offered REIT sponsored by AR Capital. ARCT III was incorporated on October 15, 2010 and qualified as a REIT beginning with the taxable year ended December 31, 2011. ARCT III filed its registration statement with the Securities and Exchange Commission on November 2, 2010 and became effective on March 31, 2011. As of February 28, 2013, ARCT III had received aggregate gross proceeds of $1.8 billion which includes the sale of 174 million shares in its public offering and $31.9 million from its distribution reinvestment plan. As of February 28, 2013, ARCT III owned 533 single-tenant, freestanding properties and had total real estate investments, at cost, of $1.7 billion. As of December 31, 2012, ARCT III had incurred, cumulatively to that date, $196.5 million in offering costs for the sale of its common stock and $40.8 million for acquisition costs related to its portfolio of properties. On December 17, 2012, ARCT III and ARCP entered into an Agreement and Plan of Merger under which ARCP acquired all of the outstanding shares of ARCT III. The merger was approved by the independent members of both companies’ boards of directors and was subsequently approved by both companies’ stockholders on February 26, 2013. On February 26, 2013, ARCP stockholders approved the issuance of common stock in connection with the merger and ARCT III stockholders approved the merger. The merger closed on February 28, 2013, pursuant to which ARCT III merged with and into a subsidiary of ARCP. On March 1, 2013, in connection with the merger, ARCT III stockholders received their respective cash or stock consideration from ARCP, as elected, pursuant to terms of the Agreement and Plan of Merger.

American Realty Capital Properties, Inc.

ARCP, a Maryland corporation, is the eighth publicly offered REIT sponsored by AR Capital. ARCP was incorporated on December 2, 2010 and qualified as a REIT beginning with the taxable year ended December 31, 2011. On September 6, 2011, ARCP completed its initial public offering of 5.6 million shares of common stock. ARCP’s common stock is traded on The NASDAQ Capital Market under the symbol “ARCP.” On November 2, 2011, ARCP completed an underwritten follow-on offering of 1.5 million shares of common stock. In addition, on November 7, 2011, ARCP closed on the underwriters’ overallotment option of an additional 0.1 million shares of common stock. On June 18, 2012, ARCP closed its secondary offering of 3.3 million shares of common stock. In addition, on July 9, 2012, ARCP closed on the underwriters’ overallotment option of an additional 0.5 million shares of common stock. On January 29, 2013, ARCP completed an underwritten public follow-on offering of 1.8 million shares of common stock and an additional 270,000 shares of common stock for the overallotment option of the underwriters. In January 2013, ARCP commenced its “at the market” equity offering under which ARCP has issued 553,300 shares of common stock. On February 28, 2013, ARCT III merged with and into a subsidiary of ARCP, pursuant to the Agreement and Plan of Merger entered into on December 17, 2012, under which ARCP acquired all of the outstanding shares of ARCT III. On March 1, 2013, in connection with the merger, ARCT III stockholders received, pursuant to terms of the Agreement and Plan of Merger, their respective cash or stock consideration from ARCP, as elected. On June 7, 2013, ARCP completed two private placement transactions through which it issued approximately 28.4 million shares of common stock and approximately 28.4 million shares of Series C convertible preferred stock. In aggregate, through October 15, 2013, ARCP has received $1.1 billion of proceeds from the sale of common and convertible preferred stock. As of October 15, 2013, ARCP owned 1,260 single-tenant, including the properties purchased by ARCT III, freestanding properties and real estate investments, at a purchase price of $3.2 billion. On May 28, 2013, ARCP and CapLease, Inc. (CapLease) entered into an Agreement and Plan of Merger under which ARCP would acquire all of the outstanding shares of CapLease. The merger was approved by both companies’ boards of directors and CapLease’s stockholders and closed on November 5, 2013. On July 1, 2013, ARCT IV and ARCP entered into an Agreement and Plan of Merger under which ARCP will acquire all of the outstanding shares of ARCT IV. The merger has been approved by both companies’ boards of directors but is subject to ARCT IV stockholder approval and is expected to close in the fourth quarter of 2013. On October 22, 2013, ARCP entered into an Agreement and Plan of Merger with Cole Real Estate Investments, Inc. (Cole) under which ARCP will acquire all of the outstanding shares of Cole. The merger has been approved by both companies’ boards of directors but is subject to stockholder approval of both companies and is expected to close in the first half of 2014. On December 3, 2013, the closing price per share of common stock of ARCP was $13.34.

American Realty Capital Global Trust, Inc.

ARC Global, a Maryland corporation, is the ninth publicly offered REIT sponsored by AR Capital. ARC Global was incorporated on July 13, 2011 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2013. ARC Global filed its registration statement with the Securities and Exchange Commission on October 27, 2011, which was declared effective by the Securities and Exchange Commission on April 20, 2012. As of October 15, 2013, ARC Global received aggregate gross proceeds of $91.4 million which includes the sale of 9.2 million shares in its public offering and $0.8 million from its distribution reinvestment plan. As of October 15, 2013, ARC Global had acquired nine properties with an aggregate base purchase price of $83.3 million. As of June 30, 2013, ARC Global had incurred, cumulatively to that date, $8.2 million in offering costs for the sale of its common stock and $1.5 million for acquisition costs related to its property acquisitions.

American Realty Capital Trust IV, Inc.

ARCT IV, a Maryland corporation, is the tenth publicly offered REIT sponsored by AR Capital. ARCT IV was incorporated on February 14, 2012 and qualified as a REIT beginning with the taxable year ending December 31, 2012. ARCT IV filed its registration statement with the Securities and Exchange Commission on March 22, 2012, which was declared effective by the Securities and Exchange Commission on June 8, 2012. On July 1, 2013, ARCP and ARCT IV entered into an Agreement and Plan of Merger under which ARCP will acquire all of the outstanding shares of ARCT IV. The merger has been approved by the boards of directors of both companies but is subject to stockholder approval. As of October 15, 2013, ARCT IV received aggregate gross proceeds of $1.8 billion which includes the sale of 70.2 million shares in its public offering and $21.0 million under its distribution reinvestment plan. As of October 15, 2013, ARCT IV owned 1,212 freestanding properties at an aggregate purchase price of $2.2 billion. As of June 30, 2013, ARCT IV had incurred, cumulatively to that date, $197.3 million in offering costs for the sale of its common stock and $29.2 million for acquisition costs related to its portfolio of properties.

American Realty Capital Healthcare Trust II, Inc.

ARC HT II, a Maryland corporation, is the eleventh publicly offered REIT sponsored by AR Capital. ARC HT II was incorporated on October 15, 2012 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2013. ARC HT II filed its registration statement with the Securities and Exchange Commission on October 31, 2012, which was declared effective by the Securities and Exchange Commission on February 14, 2013. As of October 15, 2013, ARC HT II received aggregate gross proceeds of $104.7 million from the sale of 4.2 million shares in its public offering and $0.6 million from its distribution reinvestment plan. As of October 15, 2013, ARC HT II had acquired seven properties with a purchase price of $46.2 million. As of June 30, 2013, ARC HT II had incurred, cumulatively to that date, $5.0 million in offering costs for the sale of its common stock and $0.1 million for acquisition costs related to its portfolio of properties.

ARC Realty Finance Trust, Inc.

ARC RFT, a Maryland corporation, is the twelfth publicly offered REIT sponsored by AR Capital. ARC RFT was incorporated on November 15, 2012 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2013. ARC RFT filed its registration statement publicly with the Securities and Exchange Commission on January 22, 2013, which was declared effective by the Securities and Exchange Commission on February 12, 2013. As of October 15, 2013, ARC RFT received aggregate gross proceeds of $17.1 million from the sale of 0.7 million shares in its public offering and $0.1 million from its distribution reinvestment plan. As of October 15, 2013, ARC RFT’s investments, at original cost, were $18.1 million. As of June 30, 2013, ARC RFT had incurred, cumulatively to that date, $2.3 million in offering costs for the sale of its common stock.

American Realty Capital Trust V, Inc.

ARCT V, a Maryland corporation, is the thirteenth publicly offered REIT sponsored by AR Capital. ARCT V was incorporated on January 22, 2013 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2013. ARCT V filed its registration statement publicly with the Securities and Exchange Commission on March 6, 2013, which was declared effective by the Securities and Exchange Commission on April 4, 2013. As of October 15, 2013, ARCT V received aggregate gross proceeds of $1.5 billion from the sale of 60.9 million shares in its public offering and $10.6 million from its distribution reinvestment plan. As of October 15, 2013, ARCT V owned 161 freestanding properties at an aggregate purchase price of $967.1 million. As of June 30, 2013, ARCT V had incurred, cumulatively to that date, $46.9 million in offering costs for the sale of its common stock and $0.1 million for acquisition costs related to its portfolio of properties.

Phillips Edison — ARC Grocery Center REIT II, Inc.

PE-ARC II, a Maryland corporation, is the fourteenth publicly offered REIT sponsored by AR Capital. PE-ARC II was incorporated on June 5, 2013 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2013. PE-ARC II filed its registration statement with the Securities and Exchange Commission on August 13, 2013, which has not yet been declared effective by the Securities and Exchange Commission. As of October 15, 2013, PE-ARC II received aggregate gross proceeds of $0.2 million from the sale of 8,888 shares in a private placement. As of October 15, 2013, PE-ARC II had not acquired any properties. As of July 1, 2013, PE-ARC II had incurred, cumulatively to that date, approximately $11,000 in offering costs for the sale of its common stock.

American Realty Capital Hospitality Trust, Inc.

ARC HOST, a Maryland corporation, is the fifteenth publicly offered REIT sponsored by AR Capital. ARC HOST was incorporated on July 25, 2013 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2013. ARC HOST filed its registration statement with the Securities and Exchange Commission on August 16, 2013, which has not yet been declared effective by the Securities and Exchange Commission. As of July 15, 2013, ARC HOST had received aggregate gross proceeds of $0.2 million from the sale of 8,888 shares in a private placement. As of October 15, 2013, ARC HOST had not acquired any properties. As of August 7, 2013, ARC HOST had incurred, cumulatively to that date, $0.6 million in offering costs for the sale of its common stock.

Business Development Corporation of America

The American Realty Capital group of companies also has sponsored BDCA, a Maryland corporation. BDCA was organized on May 5, 2010 and is a publicly offered specialty finance company which has elected to be treated as a business development company under the Investment Company Act. As of October 15, 2013, BDCA had raised gross proceeds of $535.2 million which includes the sale of 49.3 million shares in its public offering and $9.6 million from its distribution reinvestment plan. As of October 15, 2013, BDCA’s investments, at original cost, were $713.6 million. As of June 30, 2013, BDCA had incurred, cumulatively to that date, $6.9 million in offering costs for the sale of its common stock.

Liquidity of Public Programs

FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior public programs sponsored by affiliates of AR Capital, one of our co-sponsors, which for this purpose excludes ARCP, a REIT that is and always has been listed on a national securities exchange, commencing with the NASDAQ Capital Market and, subsequently, the NASDAQ Global Select Market. Affiliates of AR Capital have sponsored the following other public programs (excluding ARCP): ARCT, NYRR, PE-ARC, ARC HT, ARC DNAV, ARCT III, ARC Global, ARCT IV, ARC HT II, ARCT V, ARC RFT and BDCA. ARCT was a non-traded REIT until March 1, 2012, when it listed its shares of common stock on The NASDAQ Global Select Market. ARCT’s prospectus for its initial public offering provided that it would seek to consummate a listing of shares of its common stock on a national securities exchange by the tenth anniversary of the commencement of its initial public offering. By listing its common stock on The NASDAQ Global Select Market, ARCT achieved a listing on a national securities exchange within the time it contemplated to do so. Additionally, ARCT III was a non-traded REIT until February 28, 2013, when it merged with and into ARCP. ARCT III’s prospectus for its initial public offering provided that ARCT III would seek to consummate a sale or merger by the fifth anniversary of the termination of its initial public offering. By merging with and into ARCP, ARCT III achieved a sale or merger within the time it contemplated to do so.

The prospectus for each of these other public programs states a date or time period by which it may be liquidated or engage in another liquidity event. Further, NYRR, PE-ARC, ARC HT, ARC DNAV, ARC Global, ARCT IV, ARC RFT, ARC HT II, ARCT V, ARC HOST and BDCA are in their offering and acquisition stages. Other than ARCT and ARCT III, none of these public programs have reached the stated date or time period by which they may be liquidated or engage in another liquidity event.

Adverse Business Developments

Several of the American Realty Capital Programs have experienced net losses. The net losses incurred by the American Realty Capital Programs are primarily attributable to non-cash items and acquisition expenses incurred for the purchases of properties which are not ongoing expenses for the operation of the properties and not the impairment of the programs’ real estate assets. With respect to ARCT, AR Capital’s largest program to date, for the years ended December 31, 2012, 2011, 2010 and 2009, the entire net loss was attributable to depreciation and amortization expenses incurred on the properties during the ownership period; and for the year ended December 31, 2008, 71% of the net losses were attributable to depreciation and amortization, and the remaining 29% of the net losses was attributable to the fair market valuation of certain derivative investments held.

Other than as disclosed above, there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors, including as a result of recent general economic conditions.

SUMMARY OF DISTRIBUTION REINVESTMENT PLAN

The following is a summary of our distribution reinvestment plan. A complete copy of our form of distribution reinvestment plan is included in this prospectus as Exhibit C.

Investment of Distributions

Our distribution reinvestment plan will allow our shareholders to elect to purchase our common shares with our distributions. We are offering 13,157,895 shares for sale pursuant to our distribution reinvestment plan at a price per share equal to 95% of the estimated value of one share as estimated by our board of trustees, until the earliest to occur of: (1) the issuance of all shares reserved for issuance pursuant to the distribution reinvestment plan; (2) the termination of this offering (which is anticipated to be            , 2016, unless extended for an additional year by our board of trustees or as otherwise permitted by applicable law; provided, however, that our board of trustees may elect to extend the offering period for the shares sold pursuant to our distribution reinvestment plan, in which case participants in the plan will be notified) and any subsequent offering of distribution reinvestment plan shares pursuant to an effective registration statement; or (3) the determination by our board of trustees that the number of our shares traded in a secondary market is more than a de minimis amount. Until our board of trustees determines the estimated value of one share, the estimated value of one share shall be the offering price per share in this offering. Therefore, the purchase price per share under our distribution reinvestment plan will be $19 until our board of trustees determines the estimated value of one share. If shares authorized and reserved for issuance pursuant to the distribution reinvestment plan remain available for issuance, shares are being offered to the public pursuant to this offering or a subsequent offering, and our shares are being traded in a secondary market and the amount of such shares traded is more than a de minimis amount, we will invest distributions in shares at a price equal to the most recent per share price at which our shares were traded in the secondary market prior to the close of business on the last business day prior to the date of the distribution. We reserve the right to reallocate the shares of our common stock we are offering between the primary offering and the distribution reinvestment plan.

No selling commissions or dealer manager fees shall be paid with respect to shares purchased pursuant to the distribution reinvestment plan.

Pursuant to the terms of our distribution reinvestment plan, the reinvestment agent (which is currently us) will act on behalf of participants to reinvest the distributions they receive from us. Investors participating in the distribution reinvestment plan may purchase fractional shares. If sufficient shares are not available for issuance under our distribution reinvestment plan, the reinvestment agent will remit excess cash to the participants. Investors purchasing shares pursuant to our distribution reinvestment plan will have the same rights as other shareholders as to those shares and will be treated in the same manner as if such shares were issued pursuant to our offering.

After the expiration of the offering of our shares under the distribution reinvestment plan, our board of trustees may determine to allow participants to reinvest their distributions from us in shares issued by a subsequent United Development Funding program only if all of the following conditions are satisfied:

•	prior to the time of such reinvestment, the investor has received the final prospectus and any supplements thereto offering interests in the subsequent United Development Funding program and such prospectus allows investments pursuant to a distribution reinvestment plan;
•	a registration statement covering the interests in the subsequent United Development Funding program has been declared effective under the Securities Act;
•	the offer and sale of such interests is qualified for sale under applicable state securities laws;
•	the participant executes the subscription agreement included with the prospectus for the subsequent United Development Funding program;
•	the participant qualifies under applicable investor suitability standards as contained in the prospectus for the subsequent United Development Funding program; and
•	the subsequent United Development Funding program has substantially identical investment objectives as we have.

Investors who invest in subsequent United Development Funding programs pursuant to a distribution reinvestment plan will become investors in such subsequent United Development Funding program and, as such, will receive the same reports as other investors in the subsequent United Development Funding program.

Election to Participate or Terminate Participation

An investor may become a participant in our distribution reinvestment plan by making a written election to participate on his subscription agreement at the time he subscribes for shares. Any other investor who has not previously elected to participate in the distribution reinvestment plan may so elect at any time by delivering to the reinvestment agent a completed enrollment form or other written authorization required by the reinvestment agent. Participation in our distribution reinvestment plan will commence with the next distribution payable after receipt of the participant’s notice, provided it is received at least ten days prior to the last day of the month or other period to which the distribution relates.

Some brokers may determine not to offer their clients the opportunity to participate in our distribution reinvestment plan. Any prospective investor who wishes to participate in our distribution reinvestment plan should consult with his broker as to the broker’s position regarding participation in the distribution reinvestment plan.

Our board of trustees reserves the right to prohibit qualified retirement plans from participating in our distribution reinvestment plan if such participation would cause our underlying assets to constitute “Plan Assets” of qualified retirement plans. See the “Investment by Tax-Exempt Entities and ERISA Considerations” section of this prospectus.

Each investor electing to participate in our distribution reinvestment plan agrees that, if at any time he fails to meet the applicable minimum income and net worth standards or cannot make the other investor representations or warranties set forth in the then current prospectus or subscription agreement relating to such investment, he will promptly notify the reinvestment agent in writing of that fact.

Subscribers should note that affirmative action in the form of written notice to the reinvestment agent must be taken to withdraw from participation in our distribution reinvestment plan. A withdrawal from participation in our distribution reinvestment plan will be effective with respect to distributions for a monthly or other distribution period, as applicable, only if written notice of termination is received at least ten days prior to the end of such distribution period. In addition, a transfer of shares prior to the date our shares are listed for trading on a national securities exchange, which we have no intent to do at this time and which may never occur, will terminate participation in the distribution reinvestment plan with respect to such transferred shares as of the first day of the distribution period in which the transfer is effective, unless the transferee demonstrates to the reinvestment agent that the transferee meets the requirements for participation in the plan and affirmatively elects to participate in the plan by providing to the reinvestment agent an executed enrollment form or other written authorization required by the reinvestment agent.

Offers and sales of shares pursuant to the distribution reinvestment plan must be registered in every state in which such offers and sales are made, or otherwise exempt from such registration requirements. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares pursuant to the distribution reinvestment plan in any states in which our registration is not renewed or extended.

Reports to Participants

Within 90 days after the end of each calendar year, the reinvestment agent will mail to each participant a statement of account describing, as to such participant, the distributions received, the number of shares purchased, the purchase price for such shares, the total shares purchased on behalf of the participant during the prior year pursuant to our distribution reinvestment plan and other applicable information regarding the participant’s participation in the plan.

Excluded Distributions

Our board of trustees may designate that certain cash or other distributions will be excluded from distributions that may be reinvested in shares under our distribution reinvestment plan. The determination of whether all or part of a distribution will be deemed to be an excluded distribution is separate and unrelated to our requirement to distribute 90% of our taxable REIT income. In its initial determination of whether to make a distribution and the amount of the distribution, our board of trustees will consider, among other factors, our cash position and our distribution requirements as a REIT. Once our board of trustees determines to make the distribution, it will then consider whether all or part of the distribution will be deemed to be an excluded distribution. In most instances, we expect that our board of trustees would not deem any of the distribution to be an excluded distribution. In that event, the amount distributed to participants in our distribution reinvestment plan will be reinvested in additional common shares. If all or a portion of the distribution is deemed to be an excluded distribution, the distribution will be made to all shareholders; however the excluded portion will not be reinvested. We currently do not have any planned excluded distributions, which will only be made, if at all, in addition to, not in lieu of, regular distributions.

Federal Income Tax Considerations

Taxable participants will be treated for income tax purposes as if they received cash distributions, even though they have elected not to receive their distributions in cash but rather to have such distributions reinvested under our distribution reinvestment plan. See the “Risk Factors — Federal Income Tax Risks” section of this prospectus.

Amendment, Suspension and Termination

We reserve the right to amend any aspect of our distribution reinvestment plan upon ten days’ prior written notice to participants; provided, however, that we may not remove participants’ rights to terminate their participation in our distribution reinvestment plan. The reinvestment agent also reserves the right to terminate a participant’s individual participation in the plan, and we reserve the right to suspend or terminate our distribution reinvestment plan itself in our sole discretion at any time, by sending ten days’ prior written notice of termination to the terminated participant or, upon suspension or termination of the plan, to all participants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a newly organized Maryland real estate investment trust that expects to derive a significant portion of our income by originating, purchasing, participating in and holding for investment secured loans for the acquisition and/or development of parcels of real property into single-family residential lots. We also intend to make direct investments in land for development into single-family lots and provide credit enhancements to real estate developers, land bankers and other real estate investors. In limited circumstances, and in accordance with the federal tax rules for REITs and the exemptions from registration under the Investment Company Act, we may make equity investments through special purpose entities in land for development into single-family lots. We also may enter into joint ventures with unaffiliated real estate developers, homebuilders, land bankers and other real estate investors to originate or acquire, as the case may be, the same kind of secured loans or real estate investments we may originate or acquire directly. We will not participate in any investments with our advisor entities or any of their affiliates, including any prior United Development Funding program. We also will make indirect investments in properties through secured loans to third-party entities affiliated with single-family residential developers/homebuilders, and we may seek an increased return by also entering into participation agreements with the real estate developer or joint venture entity, or by providing credit enhancements for the benefit of those entities that are associated with residential real estate financing transactions. The participation agreements and credit enhancements will come in a variety of forms: participation agreements may take the form of profit agreements, ownership interests and participating loans, while credit enhancements may take the form of guarantees, pledges of assets, letters of credit and tri-party inter-creditor agreements.

The net proceeds of this offering will provide funds to enable us to make these real estate-related investments. As of the date of this prospectus, we had not yet commenced operations or entered into any arrangements to make any specific investments. The number of investments we make will depend upon the number of shares sold in this offering and the resulting amount of the net proceeds available for investment in real estate. See “Risk Factors.”

We intend to make an election under Section 856(c) of the Internal Revenue Code to be taxed as a REIT, beginning with the taxable year ending December 31, 2014, or the first year in which we commence material operations. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our shareholders. If we make an election to be taxed as a REIT and later fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and may not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied unless we are entitled to relief under certain statutory provisions. Such an event could materially and adversely affect our net income. However, we believe that we are organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes during the year ending December 31, 2014, or the first year in which we commence material operations, and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes.

The following discussion and analysis should be read in conjunction with the accompanying balance sheet and the notes thereto.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Material Trends Affecting Our Business

We are organized as a Maryland real estate investment trust. We will use substantially all of the net proceeds from this offering to originate, purchase, participate in and hold for investment secured loans to persons and entities for the acquisition and/or development of parcels of real property into single-family residential lots. We also will make direct investments in land for development into single-family lots and provide credit enhancements to real estate developers, land bankers and other real estate investors.

We intend to invest in markets that demonstrate similarly sound economic and demand fundamentals — fundamentals that we believe will be the drivers of recovery in housing markets — and balanced supplies of homes and finished lots.

In managing and understanding the markets and submarkets in which we will make loans, we will monitor the fundamentals of supply and demand. We will monitor the economic fundamentals in each of the respective markets in which we make loans by analyzing demographics, jobs and housing affordability. We also will monitor movements in home prices and the presence of market disruption activity, such as investor or speculator activity. Further, we will study new home starts, new home closings, finished home inventories, finished lot inventories, existing home sales, existing home prices, foreclosures, absorption, prices with respect to new and existing home sales, finished lots and land and the presence of sales incentives, discounts, or both, in a market.

We believe that the housing market reached a bottom in 2009 and continues to recover and strengthen. This recovery will continue to be regional in its early stages, led by those housing markets with stronger demand fundamentals and more balanced supplies of land and housing inventory. Nationally, the housing recovery has strengthened as excess inventories of new and existing homes have been absorbed, home affordability has been restored, home prices have begun to recover and consumer demand continues to improve. We believe that continued strengthening of the recovery depends on the continued recovery of the consumer. Nationally, we believe consumers continue to remain cautious due to uncertainty present in many economic sectors, particularly with regards to elevated unemployment and under-employment, low wage growth, slow economic growth and events associated with tightened federal fiscal policy, including tax rates, spending and federal policies. Additionally, continued economic weakness and fiscal tightening on the state and local levels associated with particular states most severely affected by the collapse of the housing bubble will likely continue to drag on consumer health and confidence in those markets.

Easing policies of the Federal Reserve, coupled with extensive price correction over the past several years, have restored housing affordability across the country. Our measurement of housing affordability is determined as the ratio of median family income to the income required to qualify for a 90 percent, 30-year fixed-rate mortgage to purchase the median-priced new home, based on the average interest rate over the second quarter of 2013 and assuming an annual mortgage insurance premium of 80 basis points for private mortgage insurance, plus a cost that includes estimated property taxes and insurance for the home. Over the recent quarter, interest rates for a conventional, fixed-rate 30-year mortgage have risen from the record lows experienced in the second half of 2012. As result, affordability has been reduced from levels experienced in 2012 as interest rates have risen from their record lows and home prices have begun to appreciate in most markets. However, even with such an increase in mortgage rates, we believe that home affordability remains high relative to historical standards, and the median income-earning family can still comfortably afford the median-priced home. In the short term, we believe that the recent increases in the 30-year fixed mortgage rate may quicken the return of consumer demand for new homes in anticipation of further increases in mortgage rates. Over the longer-term, significant increases in mortgage rates may cause homebuyers to reduce the size of the home that they purchase, but will likely not reduce the overall demand for new homes.

The Federal Reserve has indicated that it intends to keep reserve interest rates at historic lows until the national unemployment rate returns to 6.5%, so long as inflation between one and two years ahead is projected to be no more than 2.5%, and longer-term inflation expectations continue to be well anchored. The Federal Reserve has stated that it expects that a highly accommodative stance of monetary policy will remain appropriate for a considerable time after the economic recovery strengthens.

From a national perspective, ongoing credit constriction, a less robust economic recovery, continued elevated unemployment, and many consumers’ recent experience of housing price instability have made potential new home purchasers and real estate lenders cautious. As a result of these factors, the national housing market experienced a protracted decline, and the time necessary to correct the market likely means a corresponding slower recovery for the housing industry relative to historical trends. However, improving fundamentals such as the return of price inflation, continued high home affordability relative to historical levels, and continued inventory absorption indicate to us that the recovery will continue to gain strength in the coming quarters.

Nationally, the pace of new home sales fell during the third quarter of 2013 from the pace of sales in the first and second quarters of 2013. Due to the lapse in federal funding during the third quarter, the U.S. Census Bureau announced that the release of certain economic indicators would be delayed, including the new home construction and sales data for September 2013. Therefore, this filing uses August 2013 data in place of the usual September data for its third quarter new home market discussion. We believe that the drop in sales pace was due to a combination of seasonal factors as well as the rise of interest rates, which likely causes some consumers to pause or adjust their home purchases in light of decreased affordability. However, national fundamentals that drive home sales continue to improve in most markets and home affordability remains high relative to historical levels, so we expect demand will continue to return and improve. The U.S. Census Bureau reports that the sales of new single-family residential homes in August 2013 were at a seasonally adjusted annual rate of 421,000 units. This number is up approximately 12.6% year-over-year from the August 2012 estimate of 374,000.

Since bottoming in early 2009, single-family permits and starts have improved significantly. According to the U.S. Census Bureau, single-family homes authorized by building permits in August 2013 were at a seasonally adjusted annual rate of 627,000 units. This was an increase year-over-year of approximately 20.6% from the rate of 520,000 in August 2012 and is the highest permit rate since May 2008. Single-family home starts for August 2013 stood at a seasonally adjusted annual rate of 628,000 units. This pace is up approximately 16.9% from the August 2012 estimate of 537,000 units and is the second-highest single-family start rate since June 2008. Such increases suggest to us that the homebuilding industry now anticipates greater demand for new homes in coming months relative to the demand evident at the bottom of the new homebuilding cycle.

The new home market is beginning to experience broad shortages of new home inventory. The seasonally adjusted estimate of new homes for sale at the end of August 2013 was 175,000, which is lower than any time since the U.S. Census Bureau began keeping records, excluding the most recent downturn. The number of new homes for sale increased by 12,000 units during the third quarter of 2013; however, the current level still represents a short supply of 5.0 months at the August 2013 sales rate. Shortages of available new home inventory or finished lot inventory may become a headwind to demand in the near term by constraining the ability of potential home purchasers to find acceptable options or by prompting greater home price increases due to the imbalance between supply and demand, but we believe demand will continue to increase.

The primary factors affecting new home sales are home price stability, home affordability, and housing demand. Housing supply may affect both new home prices and the demand for new homes. When the supply of new homes exceeds new home demand, new home prices may generally be expected to decline. Also, home foreclosures cause the inventory of existing homes to increase, which may add additional downward price pressure on home prices. Declining new home prices may result in diminished new home demand as people postpone a new home purchase until such time as they are comfortable that stable price levels have been reached. The converse point is also true and equally important. When new home demand exceeds new home supply, new home prices may generally be expected to increase; and rising new home prices, particularly at or near the bottom of the housing cycle, may result in increased new home demand as people become confident in home prices and accelerate their timing of a new home purchase. We believe this point has been reached and expect the housing recovery to continue to accelerate over the coming quarters, led by those markets that did not participate in the housing bubble and which demonstrate stronger demand fundamentals.

The markets in which we invest continue to demonstrate healthy fundamentals. Annual new home starts in Austin outpaced sales 10,081 versus 9,375, with annual new home sales rising year-over-year by approximately 25.9% from the third quarter of 2012 to the third quarter of 2013. Annual new home starts in

Houston outpaced sales 27,802 versus 24,919, with annual new home sales increasing year-over-year by approximately 19.5%. Annual new home starts in San Antonio outpaced sales 8,508 versus 8,050, with annual new home sales increasing year-over-year by approximately 10.1%. Annual new home starts in Dallas-Fort Worth outpaced sales 21,106 versus 19,050, with annual new home sales increasing year-over-year by approximately 20.4%. All numbers are as released by Metrostudy, a leading provider of primary and secondary market information.

According to the Real Estate Center at Texas A&M University, existing housing inventory levels are constrained, and we believe that such inventory constraint is likely contributing to home appreciation. Since the Real Estate Center at Texas A&M University is a private source of information and not dependent upon government funding, we were able to obtain September 2013 data on Texas markets. As of September 2013, the number of months of home inventory for sale in Austin, Houston, Dallas, Fort Worth, Lubbock and San Antonio was 2.6 months, 3.2 months, 2.7 months, 3.6 months, 3.8 months and 4.6 months, respectively. A 6-month supply of inventory is considered a balanced market with more than 6 months of inventory generally being considered a buyer’s market and less than 6 months of inventory generally being considered a seller’s market. Through September 2013, the number of existing homes sold to date in (a) Austin was 23,875, up 22% year-over-year; (b) San Antonio was 18,603, up 19% year-over-year; (c) Houston was 62,393, up 21% year-over-year; (d) Dallas was 46,656, up 21% year-over-year; (e) Fort Worth was 8,265, up 19% year-over-year; and (f) Lubbock was 3,171, up 25% year-over-year.

We face a risk of loss resulting from adverse changes in interest rates. Changes in interest rates may impact both demand for our real estate finance products and the rate of interest on the loans we make. In some instances, the loans we make will be junior in the right of repayment to senior lenders, who will provide loans representing 60% to 75% of total project costs. As senior lender interest rates available to our borrowers increase, demand for our mortgage loans may decrease, and vice versa.

Developers to whom we will make loans and with whom we will enter into subordinate debt positions will use the proceeds of our loans and investments to develop raw real estate into residential home lots. The developers obtain the money to repay our development loans by reselling the residential home lots to homebuilders or individuals who build single-family residences on the lots or by obtaining replacement financing from other lenders. If interest rates increase, the demand for single-family residences may decrease. Also, if mortgage financing underwriting criteria become stricter, demand for single-family residences may decrease. In such an interest rate and/or mortgage financing climate, developers may be unable to generate sufficient income from the sale of single-family residential lots to pay loans from us, and developers’ costs of funds obtained from lenders in addition to us may increase, as well. Accordingly, increases in single-family mortgage interest rates or decreases in the availability of mortgage financing could increase the number of defaults on loans made by us.

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate and interest rates generally, that we reasonably anticipate to have a material impact on either the income to be derived from our investments in mortgage loans or entities that make mortgage loans, other than those referred to in this prospectus.

Results of Operations

As of the date of this prospectus, we have not commenced any significant operations. We will not commence any significant operations until we have issued at least 100,000 shares pursuant to this offering. Our management is not aware of any material trends or uncertainties, other than national economic conditions affecting real estate and the debt markets generally, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from real estate-related investments, other than those referred to in this prospectus.

Liquidity and Capital Resources

We will not commence any significant operations until we have issued at least 100,000 shares pursuant to this offering. Our principal demands for funds will be for real estate-related investments, for the payment of operating expenses, and for the payment of interest on our outstanding indebtedness. Generally, we expect to meet cash needs for items other than acquisitions from our cash flow from operations, and we expect to meet cash needs for investments from the net proceeds of this offering and from financings.

There may be a delay between the sale of our shares and the making of real estate-related investments, which could result in a delay in our ability to make distributions to our shareholders. We expect to have little, if any, cash flow from operations available for distribution until we make investments and will commence monthly distributions when we begin to receive interest and investment income. However, we have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would (1) cause us to be unable to pay our debts as they become due in the usual course of business or (2) cause our total assets to be less than the sum of our total liabilities plus, unless our declaration of trust provides otherwise, senior liquidation preferences, if any. It is likely that we will use offering proceeds to fund a majority of our distributions until such time, if any, that we have invested in a substantial portfolio of income producing assets. In addition, to the extent our investments are in development projects or in other properties that have significant capital requirements and/or delays in their ability to generate income, our ability to make distributions may be negatively impacted, especially during our early periods of operation.

We will use debt as a means of providing additional funds for the acquisition or origination of secured loans, acquisition of properties and the diversification of our portfolio. There is no limitation on the amount we may borrow for the purchase or origination of a single secured loan, the purchase of any individual property or other investment. Under our declaration of trust, the maximum amount of our indebtedness shall not exceed 300% of our net assets as of the date of any borrowing; however, we may exceed that limit if approved by a majority of our independent trustees and disclosed in our next quarterly report to shareholders, along with justification for such excess. In addition to our declaration of trust limitation, our board of trustees has adopted a policy to generally limit our borrowings to 50% of the aggregate fair market value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests.

We will utilize leverage at both the asset level and the entity level. Although we may acquire investments free and clear of indebtedness, we will encumber investments using land acquisition, development, home and lot indebtedness. We expect that the asset-level indebtedness will be either interest-only or be amortized over the expected life of the asset. We expect this asset indebtedness may be from a senior commercial lender between 50% and 85% of the fair market value of the asset. We expect that the entity-level indebtedness will be a revolving credit facility permitting us to borrow up to an agreed-upon outstanding principal amount. We also expect that the entity-level indebtedness will be secured by a first priority lien upon all of our existing and future acquired assets.

Our advisor entities may, but are not required to, establish capital reserves from gross offering proceeds, out of cash flow generated from interest income from loans and income from other investments or out of non-liquidating net sale proceeds from the sale of our loans, properties and other investments. Alternatively, a lender may require its own formula for escrow of capital reserves.

Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the repayment of loans, sale of assets and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

Contractual Obligations

We had no contractual obligations as of the date of this prospectus.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of the date of this prospectus.

Related-Party Transactions and Agreements

We have entered into agreements with our advisor entities and their affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, our advisor entities or their affiliates. See the “Compensation” section in this prospectus for a discussion of the various related-party transactions, agreements and fees.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from adverse changes in market prices, interest rates, foreign currency exchange rates, commodity prices and equity prices. A significant market risk to which we will be exposed is interest rate risk, which is sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. Changes in interest rates may impact both demand for our real estate finance products and the rate of interest on the loans we make. Another significant market risk is the market price of finished homes and lots. The market price of finished homes or lots is driven by the demand for new single-family homes and the supply of unsold homes and finished lots in a market. The change in one or both of these factors can have a material impact on the cash realized by our borrowers and resulting collectability of our loans and interest. Furthermore, the change in one or both of these factors will have a material impact on our ability to develop and sell single family lots in which we have made a direct investment in land.

Demand for our secured loans and the amount of interest we collect with respect to such loans depends on the ability of borrowers of development loans to sell single-family lots to homebuilders.

The single-family lot and residential homebuilding market is highly sensitive to changes in interest rate levels. As interest rates available to borrowers increase, demand for secured loans decreases, and vice versa. Housing demand is also adversely affected by increases in housing prices and unemployment and by decreases in the availability of mortgage financing. In addition, from time to time, there are various proposals for changes in the federal income tax laws, some of which would remove or limit the deduction for home mortgage interest. If effective mortgage interest rates increase and/or the ability or willingness of prospective buyers to purchase new homes is adversely affected, the demand for new homes also may be negatively affected. As a consequence, demand for and the performance of our real estate finance products also may be adversely impacted.

We will seek to mitigate our single-family lot and residential homebuilding market risk by closely monitoring economic, project market, and homebuilding fundamentals. We will review a variety of data and forecast sources, including public reports of homebuilders, mortgage originators and real estate finance companies; financial statements of developers; project appraisals; proprietary reports on primary and secondary housing market data, including land, finished lot, and new home inventory and prices and concessions, if any; and information provided by government agencies, the Federal Reserve Bank, the National Association of Home Builders, the National Association of Realtors, public and private universities, corporate debt rating agencies, and institutional investment banks regarding the homebuilding industry and the prices of and supply and demand for single-family residential homes.

In addition, we further will seek to mitigate our single-family lot and residential homebuilding market risk by having our asset manager assign an individual asset manager to each secured note or equity investment. This individual asset manager will be responsible for monitoring the progress and performance of the developer and the project as well as assessing the status of the marketplace and value of our collateral securing repayment of our secured loan or equity investment.

INVESTMENT BY TAX-EXEMPT ENTITIES AND ERISA CONSIDERATIONS

General

The following is a summary of some considerations associated with an investment in our common shares of beneficial interest by tax-qualified pension, stock bonus or profit-sharing plans, employee benefit plans described in Section 3(3) of ERISA, annuities described in Section 403(a) or (b) of the Internal Revenue Code, individual retirement accounts or annuities described in Sections 408 or 408A of the Internal Revenue Code, Archer MSAs described in Section 220(d) of the Internal Revenue Code, health savings accounts described in Section 223(d) of the Internal Revenue Code, or Coverdell education savings accounts described in Section 530 of the Internal Revenue Code, which are generally referred to as Plans and IRAs, as applicable. This summary is based on provisions of ERISA and the Internal Revenue Code, including amendments thereto through the date of this prospectus, and relevant regulations and opinions issued by the Department of Labor and the Internal Revenue Service through the date of this prospectus. We cannot assure you that adverse tax decisions or legislative, regulatory or administrative changes that would significantly modify the statements expressed herein will not occur. Any such changes may or may not apply to transactions entered into prior to the date of their enactment.

This summary does not include a discussion of any laws, regulations, or statutes that may apply to investors not covered by ERISA, including, for example, investors such as plans or arrangements that constitute governmental plans or church plans which are exempt from ERISA and many Internal Revenue Code requirements. For such plans and arrangements, applicable laws (such as state laws) may impose fiduciary responsibility requirements in connection with the investment of assets and may have prohibitions that operate similarly to the prohibited transaction rules of ERISA and the Internal Revenue Code, but which may also vary significantly from such prohibitions. For any governmental or church plan, or other plans or arrangements not subject to ERISA, those persons responsible for the investment of the assets of such a plan or arrangement should carefully consider the impact of such laws on an investment in our shares.

Our management has attempted to structure us in such a manner so as to be an attractive investment vehicle for Plans and IRAs. However, in considering an investment in our shares, those involved with making such an investment decision should consider applicable provisions of the Internal Revenue Code and ERISA. While each of the ERISA and Internal Revenue Code issues discussed below may not apply to all Plans and IRAs, individuals involved with making investment decisions with respect to Plans and IRAs should carefully review the rules and exceptions described below, and determine their applicability to their situation.

In general, individuals making investment decisions with respect to Plans and IRAs should, at a minimum, consider:

•	whether the investment is in accordance with the documents and instruments governing such Plan or IRA;
•	whether the investment satisfies the prudence and diversification and other fiduciary requirements of ERISA, if applicable;
•	whether the investment will result in UBTI to the Plan or IRA (see the “Federal Income Tax Considerations — Taxation of Shareholders — Taxation of Tax-Exempt Shareholders” section of this prospectus);
•	whether there is sufficient liquidity for the Plan or IRA, considering the minimum and other distribution requirements under the Internal Revenue Code and the liquidity needs of such Plan or IRA, after taking this investment into account;
•	the need to value the assets of the Plan or IRA annually or more frequently;
•	whether the investment would constitute or give rise to a prohibited transaction under ERISA and/or the Internal Revenue Code, if applicable;

•	whether the investment is consistent with the applicable provisions of ERISA, the Internal Revenue Code, and other applicable laws; and
•	whether the assets of the entity in which the investment is made will be treated as “plan assets” of the Plan or IRA investor.

Additionally, individuals making investment decisions with respect to Plans and IRAs must remember that ERISA requires that the assets of an employee benefit plan must generally be held in trust, and that the trustee, or a duly authorized named fiduciary or investment manager, must have authority and discretion to manage and control the assets of an employee benefit plan.

Minimum and Other Distribution Requirements — Plan Liquidity

Potential Plan or IRA investors who intend to purchase our shares should consider the limited liquidity of an investment in our shares as it relates to the minimum distribution requirements under the Internal Revenue Code, if applicable, and as it relates to other distributions (such as, for example, cash out distributions) that may be required under the terms of the Plan or IRA from time to time. If the shares are held in an IRA or Plan and, before we receive payment on our loans or sell our properties, mandatory or other distributions are required to be made to the participant or beneficiary of such IRA or Plan, pursuant to the Internal Revenue Code, then this would require that a distribution of the shares be made in kind to such participant or beneficiary or that a rollover of such shares be made to an IRA or other plan, which may not be permissible under the terms and provisions of the IRA or Plan making the distribution or rollover or the IRA or Plan receiving the rollover. Even if permissible, a distribution of shares in kind to a participant or beneficiary of an IRA or Plan must generally be included in the federal taxable income of the recipient for the year in which the shares are received at the then current fair market value of the shares, even though there would be no corresponding cash distribution with which to pay the income tax liability arising because of the distribution of shares. See “Risk Factors — Federal Income Tax Risks.” The fair market value of any such distribution-in-kind can be only an estimated value per share because no public market for our shares exists or is likely to develop. See “— Annual or More Frequent Valuation Requirements” below. Further, there can be no assurance that such estimated value could actually be realized by a shareholder because estimates do not necessarily indicate the price at which our shares could be sold. Also, for distributions subject to mandatory income tax withholding under Section 3405 or other tax withholding provisions of the Internal Revenue Code, the trustee of a Plan may have an obligation, even in situations involving in-kind distributions of shares, to liquidate a portion of the in-kind shares distributed in order to satisfy such withholding obligations, although there might be no market for such shares. There also may be similar state and/or local tax withholding or other tax obligations that should be considered.

Annual or More Frequent Valuation Requirements

Fiduciaries of Plans may be required to determine the fair market value of the assets of such Plans on at least an annual basis and sometimes, as frequently as daily. If the fair market value of any particular asset is not readily available, the fiduciary is required to make a good faith determination of that asset’s value. Also, a fiduciary of a Plan must provide a Plan participant with a statement of the value of the Plan every three years, every year, or every quarter, depending upon the type of Plan involved, and, in the case of an IRA, a trustee or custodian of an IRA must provide an IRA participant and the Internal Revenue Service with a statement of the value of the IRA each year. However, currently, neither the Internal Revenue Service nor the Department of Labor has promulgated regulations specifying how “fair market value” should be determined for these purposes.

Unless and until our shares are listed on a national securities exchange, we do not expect that a public market for our shares will develop. To assist fiduciaries of Plans subject to the annual reporting requirements of ERISA and IRA trustees or custodians to prepare reports relating to an investment in our shares, we will provide reports of our annual determinations of the current estimated share value to those fiduciaries (including IRA trustees and custodians) that identify themselves to us and request the reports. Until eighteen months after the completion of this offering of our shares, we will use the offering price of shares in this offering as the per share value (unless we have made special distributions to shareholders of net proceeds from our assets, in which case the estimated value of a share will equal the offering price less the amount of those special distributions constituting a return of capital). Beginning eighteen months after this offering of our shares, our board of trustees will determine the value of our properties and other assets based on such information as our board determines appropriate, which may include independent valuations of our investments or of our enterprise as a whole.

We anticipate that we will provide annual reports of our determination of value (1) to IRA trustees and custodians not later than January 15 of each year, and (2) to other Plan fiduciaries within 75 days after the end of each calendar year. Each determination may be based upon valuation information available as of October 31 of the preceding year, updated, however, for any material changes occurring between October 31 and December 31.

There can be no assurance, however, with respect to any estimate of value that we prepare, that:

•	the estimated value per share would actually be realized by our shareholders upon liquidation, because these estimates do not necessarily indicate that all loans will be paid in full or the price at which properties can be sold;
•	our shareholders would be able to realize estimated net asset values if they were to attempt to sell their shares, because no public market for our shares exists or is likely to develop;
•	the estimated value per share would be related to any individual or aggregated value estimates or appraisals of our assets; or
•	the value, or method used to establish value, would be sufficient to enable an ERISA fiduciary or an IRA custodian to comply with ERISA or Internal Revenue Code requirements described above, and the Department of Labor or the Internal Revenue Service might determine that a plan fiduciary or IRA custodian is required to take further steps to determine value.

Fiduciary Obligations — Prohibited Transactions

Any person identified as a “fiduciary” with respect to a Plan incurs duties and obligations under ERISA as discussed herein. For purposes of ERISA, any person who exercises any authority or control with respect to the management or disposition of the assets of a Plan is considered to be a fiduciary of such Plan. Further, many transactions between a Plan or IRA and a “party-in-interest” or a “disqualified person” with respect to such Plan or IRA are prohibited by ERISA and/or the Internal Revenue Code. ERISA also requires generally that the assets of Plans be held in trust and that the trustee, or a duly authorized investment manager, have exclusive authority and discretion to manage and control the assets of the Plan.

In the event that our properties and other assets were deemed to be assets of a Plan or IRA, referred to herein as “Plan Assets,” our trustees would, and employees of our affiliates might, be deemed fiduciaries of any Plans or IRAs investing as shareholders. If this were to occur, certain contemplated transactions between us and our trustees and employees of our affiliates could be deemed to be “prohibited transactions.” Additionally, ERISA’s fiduciary standards applicable to investments by Plans would extend to our trustees and possibly employees of our affiliates as Plan fiduciaries with respect to investments made by us, and the requirement that Plan Assets be held in trust could be deemed to be violated.

Plan Assets — Definition

Section 3(42) of ERISA defines “Plan Assets” in accordance with previously issued Department of Labor regulations with certain express exceptions. A Department of Labor regulation, referred to in this discussion as the Plan Asset Regulation, as modified by the express exceptions noted in Section 3(42) of ERISA, provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute Plan Assets. Under the Plan Asset Regulation, the assets of an entity in which a Plan or IRA makes an equity investment will generally be deemed to be assets of such Plan or IRA unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

•	in securities issued by an investment company registered under the Investment Company Act;
•	in “publicly offered securities,” defined generally as interests that are “freely transferable,” “widely held” and registered with the Securities and Exchange Commission;

•	in an “operating company,” which includes “venture capital operating companies” and “real estate operating companies;” or
•	in which equity participation by “benefit plan investors” (as defined below in the “— Plan Assets — Not Significant Investment Exception”) is not significant.

Plan Assets — Registered Investment Company Exception

The shares we are offering will not be issued by a registered investment company. Therefore, we do not anticipate that we will qualify for the exception for investments issued by a registered investment company.

Publicly Offered Securities Exemption

As noted above, if a Plan acquires “publicly offered securities,” the assets of the issuer of the securities will not be deemed to be Plan Assets under the Plan Asset Regulation. The definition of publicly offered securities requires that such securities be “widely held,” “freely transferable” and satisfy registration requirements under federal securities laws.

Under the Plan Asset Regulation, a class of securities will meet the registration requirements under federal securities laws if they are (i) part of a class of securities registered under section 12(b) or 12(g) of the Exchange Act, or (ii) part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which such security is a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the Securities and Exchange Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. We anticipate that we will meet the registration requirements under the Plan Asset Regulation. Also under the Plan Asset Regulation, a class of securities will be “widely held” if it is held by 100 or more persons independent of the issuer. We anticipate that this requirement will be easily met. Although our shares are intended to satisfy the registration requirements under this definition, and we expect that our securities will be “widely held,” the “freely transferable” requirement must also be satisfied in order for us to qualify for the “publicly offered securities” exception.

The Plan Asset Regulation provides that “whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances.” Our shares are subject to certain restrictions on transferability typically found in REITs, and are intended to ensure that we continue to qualify for federal income tax treatment as a REIT. The Plan Asset Regulation provides, however, that where the minimum investment in a public offering of securities is $10,000 or less, the presence of a restriction on transferability intended to prohibit transfers that would result in a termination or reclassification of the entity for state or federal tax purposes will not ordinarily affect a determination that such securities are “freely transferable.” The allowed restrictions in examples contained in the Plan Asset Regulation are illustrative of restrictions commonly found in REITs that are imposed to comply with state and federal law, to assure continued eligibility for favorable tax treatment and to avoid certain practical administrative problems. The minimum investment in our shares is less than $10,000. Thus, the restrictions imposed in order to maintain our status as a REIT should not prevent the shares from being deemed “freely transferable.” Therefore, we anticipate that we will meet the “publicly offered securities” exception, although there are no assurances that we will qualify for this exception.

Plan Assets — Operating Company Exception

If we are deemed not to qualify for the “publicly offered securities” exemption, the Plan Asset Regulation also provides an exception with respect to securities issued by an “operating company,” which includes “venture capital operating companies” and “real estate operating companies.” To constitute a venture capital operating company, generally 50% of more of the assets of the entity must be invested in “venture capital investments.” A venture capital investment is an investment in an operating company (other than a venture capital operating company) as to which the entity has or obtains direct management rights. To constitute a real estate operating company, generally 50% or more of the assets of an entity must be invested in real estate which is managed or developed and with respect to which such entity has the right to substantially participate directly in the management or development activities.

While the Plan Asset Regulation and relevant opinions issued by the Department of Labor regarding real estate operating companies are not entirely clear as to whether an investment in real estate must be “direct,”

it is common practice to insure that an investment is made either (i) “directly” into real estate, (ii) through wholly-owned subsidiaries, or (iii) through entities in which all but a de minimis interest is separately held by an affiliate solely to comply with the minimum safe harbor requirements established by the Internal Revenue Service for classification as a partnership for federal tax purposes. We have structured ourselves, and our operating partnership, in this manner in order to enable us to meet the real estate operating company exception. To the extent interests in our operating partnership are obtained by third-party investors, it is possible that the real estate operating company exception will cease to apply to us. However, in such an event we believe that we are structured in a manner which would allow us to meet the venture capital operating company exception because our investment in our operating partnership, an entity investing directly in real estate over which we maintain substantially all of the control over the management and development activities, would constitute a venture capital investment.

Notwithstanding the foregoing, 50% of our, or our operating partnership’s, investment, as the case may be, must be in real estate over which we maintain the right to substantially participate in the management and development activities. An example in the Plan Asset Regulation indicates that if 50% or more of an entity’s properties are subject to long-term leases under which substantially all management and maintenance activities with respect to the properties are the responsibility of the lessee, such that the entity merely assumes the risk of ownership of income-producing real property, then the entity may not be eligible for the “real estate operating company” exception. By contrast, a second example in the Plan Asset Regulation indicates that if 50% or more of an entity’s investments are in shopping centers in which individual stores are leased for relatively short periods to various merchants, as opposed to long-term leases where substantially all management and maintenance activities are the responsibility of the lessee, then the entity will likely qualify as a real estate operating company. The second example further provides that the entity may retain contractors, including affiliates, to conduct the management of the properties so long as the entity has the responsibility to supervise and the authority to terminate the contractors. We intend to use contractors over which we have the right to supervise and the authority to terminate. Due to the uncertainty of the application of the standards set forth in the Plan Asset Regulation, there can be no assurance as to our ability to structure our operations, or the operations of our operating partnership, as the case may be, to qualify for the “real estate operating company” exception.

Plan Assets — Not Significant Investment Exception

The Plan Asset Regulation provides that equity participation in an entity by benefit plan investors is “significant” if at any time 25% or more of the value of any class of equity interests is held by benefit plan investors. The term “benefit plan investor” is defined to mean an employee benefit plan subject to Part 4 of Title I of ERISA, any plan to which Section 4975 of the Internal Revenue Code applies and any entity whose underlying assets include Plan Assets by reason of a plan’s investment in such entity. In the event we determine that we fail to meet the “publicly offered securities” exception, as a result of a failure to sell an adequate number of shares or otherwise, and we cannot ultimately establish that we are an operating company, we intend to restrict ownership of each class of equity interests held by benefit plan investors to an aggregate value of less than 25% and thus qualify for the exception for investments in which equity participation by benefit plan investors is not significant.

Consequences of Holding Plan Assets

In the event that our underlying assets were deemed to be Plan Assets under Section 3(42) of ERISA, our management would be treated as fiduciaries with respect to each Plan or IRA shareholder, and an investment in our shares might expose the fiduciaries of the Plan or IRA to co-fiduciary liability under ERISA for any breach by our management of the fiduciary duties mandated under ERISA. Further, if our assets are deemed to be Plan Assets, an investment by a Plan or IRA in our shares might be deemed to result in an impermissible commingling of Plan Assets with other property.

If our management or affiliates were treated as fiduciaries with respect to Plan or IRA shareholders, the prohibited transaction restrictions of ERISA and/or the Internal Revenue Code could apply to any transaction involving our assets. These restrictions could, for example, require that we avoid transactions with entities that are affiliated with our affiliates or us unless such transactions otherwise were exempt, statutorily or administratively, from the prohibitions of ERISA and the Internal Revenue Code, or restructure our activities in order to obtain an administrative exemption from the prohibited transaction restrictions. Alternatively, we might have to provide Plan or IRA participants with the opportunity to sell their shares to us or we might dissolve or terminate.

Prohibited Transactions

Generally, both ERISA and the Internal Revenue Code prohibit Plans and IRAs from engaging in certain transactions involving Plan Assets with specified parties, such as sales or exchanges or leasing of property, loans or other extensions of credit, furnishing goods or services, or transfers to, or use of, Plan Assets. The specified parties are referred to as “parties-in-interest” under ERISA and as “disqualified persons” under the Internal Revenue Code. These definitions generally include both parties owning threshold percentage interests in an investment entity and “persons providing services” to the Plan or IRA, as well as employer sponsors of the Plan or IRA, fiduciaries and other individuals or entities affiliated with the foregoing.

A person generally is a fiduciary with respect to a Plan or IRA for these purposes if, among other things, the person has discretionary authority or control with respect to Plan Assets or provides investment advice for a direct or indirect fee with respect to Plan Assets. Under Department of Labor regulations, a person will be deemed to be providing investment advice if that person renders advice as to the advisability of investing in our shares, and that person regularly provides investment advice to the Plan or IRA pursuant to a mutual agreement or understanding (written or otherwise) that such advice will serve as the primary basis for investment decisions, and that the advice will be individualized for the Plan or IRA based on its particular needs. Thus, if we are deemed to hold Plan Assets, our management could be characterized as fiduciaries with respect to such assets, and each would be deemed to be a party-in-interest under ERISA and a disqualified person under the Internal Revenue Code with respect to investing Plans and IRAs. Whether or not we are deemed to hold Plan Assets, if we or our affiliates are affiliated with a Plan or IRA investor, we might be a disqualified person or party-in-interest with respect to such Plan or IRA investor, potentially resulting in a prohibited transaction merely upon investment by such Plan or IRA in our shares.

Prohibited Transactions — Consequences

ERISA and the Internal Revenue Code forbid Plans and IRAs from engaging in prohibited transactions. Fiduciaries of a Plan that allow a prohibited transaction to occur will breach their fiduciary responsibilities under ERISA, and may be liable for any damage sustained by the Plan, as well as civil penalties (generally, 5% of the amount involved, unless the transaction is not timely corrected, in which case the penalty is 100% of the amount involved). Criminal penalties also may be possible if the violation was willful. If it is determined by the Department of Labor or the Internal Revenue Service that a prohibited transaction has occurred, any disqualified person or party-in-interest involved with the prohibited transaction would be required to reverse or unwind the transaction and, for a Plan, compensate the Plan for any loss resulting therefrom. Additionally, the Internal Revenue Code requires that a disqualified person involved with a prohibited transaction with a Plan or IRA must pay an excise tax equal to a percentage of the “amount involved” in the transaction for each year in which the transaction remains uncorrected. The percentage generally is 15%, but is increased to 100% if the prohibited transaction is not corrected. For IRAs, if an IRA engages in a prohibited transaction, the tax-exempt status of the IRA may be lost. With respect to an IRA that invests in our shares, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, could cause the IRA to lose its tax-exempt status under the Internal Revenue Code, and such individual generally would be taxable on the deemed distribution of all the assets in the IRA.

DESCRIPTION OF SHARES

We were formed under the laws of the state of Maryland. The rights of our shareholders are governed by Maryland law as well as our declaration of trust and bylaws. The following summary of the terms of our shares is only a summary, and you should refer to the Maryland REIT Law and our declaration of trust and bylaws for a full description. The following summary is qualified in its entirety by the more detailed information contained in our declaration of trust and bylaws. Copies of our declaration of trust and bylaws are available upon request.

Our declaration of trust authorizes us to issue up to 400,000,000 shares of beneficial interest, of which 350,000,000 shares are classified as common shares at $0.01 par value per share and 50,000,000 shares are classified as preferred shares at $0.01 par value per share. As of the date of this prospectus, 10,000 of our common shares are issued and outstanding, and no preferred shares are issued and outstanding. Our board of trustees, with the approval of a majority of the entire board and without any action by our shareholders, may amend our declaration of trust from time to time to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue.

Our declaration of trust also contains a provision permitting our board of trustees, without any action by our shareholders, to classify or reclassify any unissued common shares or preferred shares into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of repurchase of any new class or series of shares, subject to certain restrictions, including the express terms of any class or series of shares outstanding at the time. We believe that the power to classify or reclassify unissued shares and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Our declaration of trust and bylaws contain certain provisions that could make it more difficult to acquire control of our trust by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our trust to negotiate first with our board of trustees. We believe that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and facilitate negotiations that may result in improvement of the terms of an initial offer that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders. See the “Risk Factors — Risks Related to an Investment in United Development Funding Income Fund V” section of this prospectus.

To the extent that our board of trustees determines that the Maryland REIT Law conflicts with the provisions set forth in the NASAA REIT Guidelines, the NASAA REIT Guidelines will control, unless the provisions of the Maryland REIT Law are mandatory under Maryland law.

Common Shares

Subject to any preferential rights of any other class or series of shares and to the provisions of our declaration of trust regarding the restriction on the transfer of common shares, the holders of common shares are entitled to such distributions as may be authorized from time to time by our board of trustees out of legally available funds and declared by us and, upon our liquidation, are entitled to receive all assets available for distribution to our shareholders. Upon issuance for full payment in accordance with the terms of this offering, all common shares issued in the offering will be fully paid and non-assessable. Holders of common shares will not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, sinking fund or redemption rights, and generally have no appraisal rights unless our board of trustees determines that appraisal rights apply, with respect to all or any classes or series of shares, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights. Our common shares have equal distribution, liquidation and other rights.

Preferred Shares

Our declaration of trust authorizes our board of trustees to designate and issue one or more classes or series of preferred shares without shareholder approval (provided that the issuance of preferred shares must also be approved by a majority of independent trustees not otherwise interested in the transaction, who will have access at our expense to our legal counsel or to independent legal counsel) and to fix the voting rights, liquidation preferences, distribution rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences with respect to such preferred shares. Because our board of trustees has the power to establish the preferences and rights of each class or series of preferred shares, it may afford the holders of any series or class of preferred shares preferences, powers, and rights senior to the rights of holders of common shares. If we ever create and issue preferred shares with a distribution preference over common shares, payment of any distribution preferences of outstanding preferred shares would reduce the amount of funds available for the payment of distributions on the common shares. Further, holders of preferred shares are normally entitled to receive a preference payment in the event we liquidate, dissolve, or wind up before any payment is made to the common shareholders, likely reducing the amount common shareholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred shares may delay, prevent, render more difficult or tend to discourage the following:

•	a merger, tender offer, or proxy contest;
•	the assumption of control by a holder of a large block of our securities; or
•	the removal of incumbent management.

Also, our board of trustees, without shareholder approval, may issue preferred shares with voting and conversion rights that could adversely affect the holders of our common shares.

We currently have no preferred shares issued or outstanding. Our board of trustees has no present plans to issue preferred shares, but it may do so at any time in the future without shareholder approval.

Meetings and Special Voting Requirements

Subject to the restrictions in our declaration of trust on ownership and transfer of our shares and except as may otherwise be specified in our declaration of trust, each holder of common shares is entitled at each meeting of shareholders to one vote per share owned by such shareholder on all matters submitted to a vote of shareholders, including the election of trustees. There is no cumulative voting in the election of our board of trustees, which means that the holders of a majority of our outstanding common shares at a meeting of shareholders at which a quorum is present can elect all of the trustees then standing for election and the holders of the remaining common shares will not be able to elect any trustees. The presence, either in person or by proxy, of shareholders entitled to cast at least 50% of all the votes entitled to be cast at a meeting on any matter will constitute a quorum.

Under Maryland law, a Maryland real estate investment trust generally cannot amend its declaration of trust or engage in a merger unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland real estate investment trust may provide in its declaration of trust for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our declaration of trust provides for approval of these matters, as well as our termination, our consolidation with one or more other entities into a new entity and the sale, lease, exchange or other transfer of all or substantially all of our assets, by the affirmative vote of shareholders entitled to cast a majority of all the votes entitled to be cast.

However, under the Maryland REIT Law and our declaration of trust, the following events do not require shareholder approval:

•	share exchanges and certain mergers in which we are the successor; and
•	transfers of less than substantially all of our assets.

Also, our operating assets are held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our shareholders.

An annual meeting of our shareholders will be held each year, at least 30 days after delivery of our annual report to our shareholders. Special meetings of shareholders may be called only upon the request of a majority of our trustees, a majority of the independent trustees, the chairman of the board, the president or the chief executive officer and must be called by our secretary to act on any matter that may properly be considered at a meeting of shareholders upon the written request of shareholders entitled to cast at least 10% of all the votes entitled to be cast on such matter at such meeting. Upon receipt of a written request of such shareholders stating the purpose of the special meeting, our secretary will provide all of our shareholders written notice of the meeting and the purpose of such meeting. The meeting must be held not less than 15 nor more than 60 days after the distribution of the notice of meeting.

Our shareholders are entitled to receive a copy of our shareholder list upon request. The list provided by us will include each shareholder’s name, address and telephone number, if available, and the number of shares owned by each shareholder, and will be sent within ten days of the receipt by us of the request. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Shareholders and their representatives also will be given access to our corporate records at reasonable times. We have the right to request that a requesting shareholder represent to us that the list and records will not be used to pursue commercial interests.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Internal Revenue Code, we must meet the following criteria regarding our shareholders’ ownership of our shares:

•	five or fewer individuals (as defined in the Internal Revenue Code to include certain tax exempt organizations and trusts) may not own, directly or indirectly, more than 50% in value of our outstanding shares during the last half of a taxable year; and
•	100 or more persons must beneficially own our shares during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

See the “Federal Income Tax Considerations” section of this prospectus for further discussion of this topic. We may prohibit certain acquisitions and transfers of shares so as to ensure our initial and continued qualification as a REIT under the Internal Revenue Code. However, there can be no assurance that this prohibition will be effective. Because we believe it is essential for us to qualify as a REIT, and, once qualified, to continue to qualify, among other purposes, our declaration of trust provides (subject to certain exceptions) that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% in value of the aggregate of our outstanding shares or more than 9.8% in number or value (whichever is more restrictive) of the aggregate of our outstanding common shares. Our board of trustees, in its sole discretion, may waive (prospectively or retroactively) this ownership limit upon receipt of certain representations and undertakings required by our declaration of trust and if evidence satisfactory to our trustees is presented that such ownership will not then or in the future jeopardize our status as a REIT. Also, these restrictions on transferability and ownership will not apply if our trustees determine that it is no longer in our best interests to continue to qualify as a REIT.

Additionally, our declaration of trust further prohibits the transfer or issuance of our shares if such transfer or issuance:

•	with respect to transfers only, results in our shares being beneficially owned by fewer than 100 persons;
•	results in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code;
•	results in our owning, directly or indirectly, more than 9.8% of the ownership interests in any tenant or subtenant; or
•	otherwise results in our disqualification as a REIT.

Any attempted transfer of our shares which, if effective, would result in our shares being beneficially owned by fewer than 100 persons will be null and void and the intended transferee will acquire no rights in such shares. In the event of any attempted transfer of our shares which, if effective, would result in (i) violation of the ownership limit discussed above, (ii) our being “closely held” under Section 856(h) of the Internal Revenue Code, (iii) our owning (directly or indirectly) more than 9.8% of the ownership interests in any tenant or subtenant or (iv) our otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. To avoid confusion, these shares so transferred to a beneficial trust will be referred to in this prospectus as Excess Securities. If the transfer of Excess Securities to a beneficial trust would not be effective for any reason to prevent any of the above violations, then the transfer of that number of shares that would otherwise cause the violation will be null and void. Excess Securities will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee of the beneficial trust, as holder of the Excess Securities, will be entitled to receive all distributions authorized by the board of trustees on such securities for the benefit of the charitable beneficiary. Our declaration of trust further entitles the trustee of the beneficial trust to exercise all voting rights of the Excess Securities. Subject to Maryland law, the trustee of the beneficial trust will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the Excess Securities have been transferred to the beneficial trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee of the beneficial trust will not have the authority to rescind and recast the vote.

The trustee of the beneficial trust will select a transferee to whom the Excess Securities may be sold as long as such sale does not violate the 9.8% ownership limit or the other restrictions on ownership and transfer. Upon sale of the Excess Securities, the intended transferee (the transferee of the Excess Securities whose ownership would violate the 9.8% ownership limit or the other restrictions on ownership and transfer) will receive from the trustee of the beneficial trust the lesser of such sale proceeds, or the price per share the intended transferee paid for the Excess Securities (or, in the case of a gift or devise to the intended transferee, the price per share equal to the market value per share on the date of the transfer to the intended transferee). The trustee of the beneficial trust may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee. If, prior to our discovery that Excess Securities have been transferred to the trustee of the beneficial trust, such Excess Securities are sold by an intended transferee, then such Excess Securities shall be deemed to have been sold on behalf of the beneficial trust and, to the extent that the intended transferee received an amount for such Excess Securities that exceeds the amount that such intended transferee was entitled to receive, such excess must be paid to the trustee of the beneficial trust upon demand.

In addition, we have the right to purchase any Excess Securities at the lesser of (i) the price per share paid in the transfer that created the Excess Securities (or, in the case of a devise or gift, the market price at the time of such devise or gift), or (ii) the current market price, until the Excess Securities are sold by the trustee of the beneficial trust. We may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee of the beneficial trust. We may pay the amount of such reduction to the trustee of the beneficial trust for the benefit of the charitable beneficiary. Upon such a sale to us, the interest of the charitable beneficiary in the Excess Securities will terminate and the trustee of the beneficial trust will distribute the net proceeds of the sale to the intended transferee.

Any person who (i) acquires or attempts to acquire shares in violation of the foregoing ownership restrictions, or (ii) would have owned shares that resulted in a transfer to a charitable trust, is required to give us immediate written notice of such event or, in the case of a proposed or attempted transaction, at least 15 days written notice. In both cases, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions will continue to apply until our board of trustees determines it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required for REIT qualification.

The ownership restriction does not apply to the underwriter in a public offering of shares or to a person or persons so exempted (prospectively or retroactively) from the ownership limit by our board of trustees based upon receipt of certain representations and undertakings required by our declaration of trust and appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns more than

5% of the outstanding shares during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares beneficially owned, directly or indirectly.

Distribution Policy and Distributions

We intend to aggregate and pay distributions on a monthly basis to our shareholders. We will calculate our monthly distributions based on daily record and declaration dates. Therefore, new investors could be entitled to distributions immediately upon the purchase of their shares. In the event we do not have enough cash from operations to fund the distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from this offering. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would (1) cause us to be unable to pay our debts as they become due in the usual course of business or (2) cause our total assets to be less than the sum of our total liabilities plus, unless our declaration of trust provides otherwise, senior liquidation preferences, if any. We cannot predict when we will begin making distributions to our shareholders, and it is likely that we will use offering proceeds to fund a majority of our distributions until such time, if any, that we have invested in a substantial portfolio of income producing assets.

Distributions to shareholders are characterized for federal income tax purposes as ordinary income, capital gains, non-taxable return of capital or a combination of the three. Distributions that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital for tax purposes rather than a distribution and reduce the shareholders’ basis in our common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the shareholders’ basis in the common shares, it will generally be treated as a capital gain. We will annually notify shareholders of the taxability of distributions paid during the preceding year.

Although we intend to pay regular monthly distributions, our results of operations, our general financial condition, general economic conditions, or other factors may inhibit us from doing so. Distributions will be authorized at the discretion of our board of trustees, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Internal Revenue Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the offering;
•	our operating and interest expenses;
•	the ability of borrowers to meet their obligations under the loans;
•	the amount of distributions received by us from our indirect real estate investments;
•	the ability of our clients to sell finished lots to homebuilders;
•	capital expenditures and reserves for such expenditures;
•	the issuance of additional shares; and
•	financings and refinancings.

We must distribute to our shareholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Internal Revenue Code. This requirement is described in greater detail in the “Federal Income Tax Considerations — Annual Distribution Requirements” section of this prospectus. Our trustees may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. The need to allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, could require us to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a

REIT. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash. In addition, such distributions may constitute a return of capital. See the “Federal Income Tax Considerations” section of this prospectus.

Distributions in kind shall not be permitted, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our declaration of trust or distributions in which (a) our board of trustees advises each shareholder of the risks associated with direct ownership of the property, (b) our board of trustees offers each shareholder the election of receiving such in-kind distributions, and (c) in-kind distributions are made only to those shareholders that accept such offer.

Listing

At this time, we have no intention to list our shares. We will seek to list our common shares of beneficial interest for trading on a national securities exchange when and if our independent trustees believe listing would be in the best interest of our shareholders. We do not anticipate that there will be any market for our common shares unless and until our shares are listed.

Shareholder Liability

Our shareholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board of trustees; and
•	are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the trust’s outstanding voting shares; or
•	an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the trust.

A person is not an interested shareholder under the statute if the board of trustees approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of trustees may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by the board.

After the five-year prohibition, any such business combination between the Maryland trust and an interested shareholder generally must be recommended by the board of trustees of the trust and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares of the trust; and
•	two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than voting shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if the trust’s shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of trustees before the time that the interested shareholder becomes an interested shareholder. Pursuant to the statute, our board of trustees has exempted any business combination with UDFH/AR Capital or any affiliate of UDFH/AR Capital and, provided that such business combination is first approved by the board of trustees, any business combination with any other person. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and UDFH/AR Capital or any affiliate of UDFH/AR Capital or, if the board of trustees first approves the business combination, any other person. As a result, UDFH/AR Capital or any affiliate of UDFH/AR Capital or, if the board of trustees first approves the business combination, any other person may be able to enter into business combinations with us that may not be in the best interest of our shareholders, without compliance with the super-majority vote requirements and the other provisions of the business combination statute.

Should the board of trustees opt back in to the business combination statute or fail to first approve a business combination with any person other than UDFH/AR Capital or any affiliate of UDFH/AR Capital, the business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

With some exceptions, Maryland law provides that a holder of control shares of a Maryland real estate investment trust acquired in a control share acquisition has no voting rights with respect to such shares except to the extent approved by a vote of shareholders entitled to cast two-thirds of the votes entitled to be cast on the matter, excluding “control shares”:

•	owned by the acquiring person;
•	owned by our officers; and
•	owned by our employees who are also trustees.

“Control shares” mean voting shares which, if aggregated with all other voting shares owned by an acquiring person or shares for which the acquiring person can exercise or direct the exercise of voting power, would entitle the acquiring person to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the real estate investment trust. A control share acquisition occurs when, subject to some exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power (except solely by virtue of a revocable proxy) of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel our board of trustees to call a special meeting of our shareholders to be held within 50 days of a demand to consider the voting rights of the control shares. If no request for a meeting is made, we may present the question at any shareholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to some conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or share exchange if we are a party to the transaction or to acquisitions approved or exempted by our declaration of trust or bylaws.

As permitted by Maryland REIT Law, our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of our shares by any person.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland real estate investment trust with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of five provisions:

•	a classified board;
•	a two-thirds vote requirement for removing a trustee;
•	a requirement that the number of trustees be fixed only by vote of the trustees;
•	a requirement that a vacancy on the board be filled only by the remaining trustees and for the remainder of the full term of the class of trustees in which the vacancy occurred; and
•	a majority requirement for the calling of a shareholder-requested special meeting of shareholders.

Pursuant to Subtitle 8, we have elected to provide that vacancies on our board of trustees be filled only by the remaining trustees and for the remainder of the full term of the trusteeship in which the vacancy occurred. Through provisions in our declaration of trust and bylaws unrelated to Subtitle 8, we already vest in the board the exclusive power to fix the number of trustees, provided that after we commence this offering the number is not fewer than three.

Tender Offer

Our declaration of trust provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. The offeror must provide us with notice of such tender offer at least ten business days before initiating the tender offer. No shareholder may transfer any shares to an offeror who does not comply with the provisions set forth above without first offering such shares to us at the tender offer price offered. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

Advance Notice of Trustee Nominations and New Business

Our bylaws provide that with respect to an annual meeting of shareholders, nominations of individuals for election to the board of trustees and the proposal of business to be considered by shareholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of the board of trustees or (iii) by a shareholder who is a shareholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of trustees at a special meeting of shareholders at which trustees are to be elected may be made only (i) by or at the direction of the board of trustees, or (ii) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing trustees, by a shareholder who is a shareholder of record both at the time of giving notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

Share Repurchase Program

We have adopted a share repurchase program that enables our shareholders to sell their shares back to us in limited circumstances. This program permits you to sell your shares back to us after you have held them for at least one year, subject to the significant conditions and limitations described below.

Our shareholders who have held their shares for at least one year (except for shares which are being repurchased in connection with the death of a shareholder or other exigent circumstances, as described below, in which case the requirement of a one-year waiting period may be waived) may receive the benefit of limited liquidity by presenting for repurchase all or portion of their shares to us at any time in accordance with the procedures outlined herein. At that time, we may, subject to the conditions and limitations described below, repurchase the shares presented for repurchase for cash to the extent that we have sufficient funds from operations available to us to fund such repurchase.

Except as described below for repurchases upon the death of a shareholder (in which case we may waive the minimum holding periods), prior to establishing the estimated value of our shares, the repurchase price, for the period beginning after a shareholder has held the shares for a period of one year, will be: (1) 92% of the purchase price actually paid for any shares held less than two years, (2) 94% of the purchase price actually paid for any shares held for at least two years but less than three years, (3) 96% of the purchase price actually paid for any shares held at least three years but less than four years, (4) 98% of the purchase price actually paid for any shares held at least four years but less than five years and (5) for any shares held at least five years, the purchase price actually paid for the shares. However, at any time we are engaged in an offering of our shares, the per share price for shares purchased under our repurchase program will always be equal to or less than the then-current per share offering price.

After such time as our board of trustees has determined a reasonable estimated share value (as defined below), and unless the shares are being repurchased in connection with a shareholder’s death, the per share repurchase price will be based on the most recent estimated share value as follows: (1) 92% of the estimated share value for any shares held less than two years; (2) 94% of the estimated share value for any shares held at least two years but less than three years; (3) 96% of the estimated share value for any shares held at least three years but less than four years; (4) 98% of the estimated share value for any shares held at least four years but less than five years; and (5) for any shares held at least five years, the estimated share value. For purposes of this prospectus, “estimated share value” means the most recently disclosed reasonable estimated value of our shares, as determined by our board of trustees, including a majority of the independent trustees.

The price we will pay for repurchased shares will be offset by any net proceeds from capital transactions previously distributed to the redeeming shareholder in respect of such shares as a return of capital. In no event will the total amount paid for repurchased shares, including any net proceeds from capital transactions previously distributed to the redeeming shareholder in respect of the repurchased shares as a return of capital, exceed the then-current offering price. Distributions of cash available for distribution from our operations will not affect the price we will pay in respect of our repurchased shares. Although we do not intend to make distributions in excess of available cash, we are not precluded from doing so. Any such distributions would be a return of capital to shareholders and would offset the price we will pay for repurchased shares. For a discussion of the tax treatment of repurchases, see “Federal Income Tax Considerations — Taxation of Shareholders — Taxation of Taxable U.S. Shareholders — Dispositions of Our Shares.”

We reserve the right in our sole discretion at any time and from time to time to (1) waive the one-year holding period in the event of the death or bankruptcy of a shareholder or other exigent circumstances, (2) reject any request for repurchase, (3) change the repurchase price, or (4) terminate, suspend and/or reestablish our share repurchase program. In the event that we change the repurchase price or terminate or suspend the program, we will send our shareholders written notice of such changes, termination or suspension at least 30 days prior to the date the change, termination or suspension will become effective.

In addition, and subject to the conditions and limitations described below, we will repurchase shares, upon the death of a shareholder, including shares held by such shareholder through an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the shareholder or the recipient of the shares through bequest or inheritance. We must receive such written notice within 180 days after the death of the shareholder. If spouses are joint registered holders of shares, the request to repurchase the shares may be made if either of the registered holders dies. If the shareholder is not a natural person, such as a trust, partnership, corporation or other similar entity, the right of repurchase upon death does not apply.

The purchase price for shares repurchased upon the death of a shareholder will be the purchase price actually paid for the shares (if such shares are repurchased during the offering) or the then current estimated share value (if such shares are repurchased after such time as our board of trustees has determined a reasonable estimated share value). However, at any time we are engaged in an offering of our shares, the per share price for shares purchased under our repurchase program will always be equal to or less than the then-current per share offering price. The price we will pay for shares repurchased upon the death of a shareholder will be offset by any net proceeds from capital transactions previously distributed to the deceased shareholder, or his or her estate, in respect of such shares as a return of capital contributions. In no event will the total amount paid for repurchased shares, including any net proceeds from capital transactions previously distributed to the deceased shareholder, or his or her estate, in respect of the repurchased shares as a return of capital, exceed the then-current offering price. Distributions of cash available for distribution from our operations will not affect the price we will pay in respect of our repurchased shares. Although we do not intend to make distributions in excess of available cash, we are not precluded from doing so. Any such distributions would be a return of capital to shareholders and would offset the price we will pay to repurchase shares.

We will repurchase shares upon the death or bankruptcy of a shareholder only to the extent that we decide to waive any applicable holding period requirements and have sufficient funds available to us to fund such repurchase.

Our share repurchase program, including the repurchase upon the death of a shareholder, is available only for shareholders who purchase their shares directly from us (including shares purchased through the dealer manager and soliciting dealers) or certain transferees, and is not intended to provide liquidity to any shareholder who acquired his or her shares by purchase from another shareholder. In connection with a request for repurchase, the shareholder or his or her estate, heir or beneficiary will be required to certify to us that the shareholder either (1) acquired the shares to be repurchased directly from us (including shares purchased through the dealer manager and soliciting dealers) or (2) acquired such shares from the original subscriber by way of a bona fide gift not for value to, or for the benefit of, a member of the subscriber’s immediate or extended family (including the subscriber’s spouse, parents, siblings, children or grandchildren and including relatives by marriage) or through a transfer to a custodian, trustee or other fiduciary for the account of the subscriber or members of the subscriber’s immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.

We intend to repurchase shares monthly under the program. In respect of shares repurchased upon the death of a shareholder, we will not repurchase in excess of 1% of the weighted average number of shares outstanding during the prior twelve-month period immediately prior to the date of repurchase, and the total number of shares we may repurchase at any time will not exceed 5% of the weighted average number of shares outstanding during the trailing twelve-month period prior to the repurchase date. Our board of trustees will determine from time to time whether we have sufficient excess cash from operations to repurchase shares. Generally, the cash available for repurchase will be limited to 1% of the operating cash flow from the previous fiscal year, plus any net proceeds from our distribution reinvestment plan.

We cannot guarantee that the funds set aside for the share repurchase program will be sufficient to accommodate all requests made in any year. If we do not have such funds available at the time when repurchase is requested, the shareholder or his or her estate, heir or beneficiary can (1) withdraw the request for repurchase, (2) ask that we repurchase their shares for an amount equal to the then-current net asset value of the shares, as determined by our board of trustees in its sole discretion, if the then-current net asset value of the shares is less than the repurchase price that otherwise would be paid for the shares under the repurchase program, or (3) ask that we honor the original request at such time, if any, when sufficient funds become available. Such pending requests will be honored among all requesting shareholders in any given repurchase period, as follows: first, pro rata as to repurchases upon the death of a shareholder; next, pro rata to shareholders who demonstrate, in the discretion of our board of trustees, another involuntary exigent circumstance, such as bankruptcy, and finally, pro rata as to other repurchase requests in the order, by month, in which such requests are received by us. With respect to this last category of pending requests, each pending request will be sorted according to the month in which such request was received by us. Future funds available for repurchases will then be allocated pro rata among the repurchase requests received by us in the earliest month for which repurchase requests have not been fulfilled, until all repurchase requests received by us for such month have been fulfilled.

A shareholder or his or her estate, heir or beneficiary may present to us fewer than all of its shares then owned for repurchase, provided, however, that the minimum number of shares that must be presented for repurchase shall be at least 25% of the holder’s shares. In the event a shareholder tenders all of his or her shares for repurchase, our board of trustees, in its sole discretion, may waive the one-year holding period for shares purchased pursuant to our distribution reinvestment plan. A shareholder who wishes to have shares repurchased must mail or deliver to us a written request on a form provided by us and executed by the shareholder, its trustee or authorized agent. An estate, heir or beneficiary that wishes to have shares repurchased following the death of a shareholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to us of the death of the shareholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent. If the shares are to be repurchased under the conditions outlined herein, we will forward the documents necessary to affect the repurchase, including any signature guaranty we may require. Shareholders may withdraw a repurchase request at any time prior to the date for repurchase.

Through the fifth year following the termination of our primary offering, we intend to reinvest the principal repayments we receive on loans to create or invest in new loans. Following the fifth anniversary of the termination of our primary offering, we will not reinvest such proceeds in order to provide our shareholders with increased distributions and provide increased cash flow from which we may repurchase shares from shareholders wishing to sell their shares (subject to all applicable regulatory requirements and restrictions). We currently intend to repurchase shares at that time for a purchase price equal to or less than the then-current estimated share value of our shares as determined by our board of trustees in its sole discretion.

Our share repurchase program is only intended to provide limited interim liquidity for our shareholders until our liquidation, since there is no public trading market for our shares and we do not expect that any public market for our shares will ever develop. Our board of trustees, in its sole discretion, may choose to reduce the number of shares purchased under the share repurchase program if it determines the funds otherwise available to fund our share repurchase program are needed for other purposes. These limitations apply to all repurchases, including repurchases upon the death of a shareholder. We will terminate our share repurchase program during the distribution of our common shares of beneficial interest in the event that our shares become listed on a national securities exchange or in the event that a secondary market for our shares develops. Shares owned by our sponsor or its affiliates will not be repurchased pursuant to our share repurchase program. Neither our advisor entities nor any of their affiliates will receive any fee on the repurchase of shares by us pursuant to the share repurchase program.

We will cancel the shares we purchase under the share repurchase program and will not reissue the shares unless they are first registered with the Securities and Exchange Commission under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with such laws and our declaration of trust.

The foregoing provisions regarding the share repurchase program in no way limit our ability to repurchase shares from shareholders by any other legally available means for any reason that our board of trustees, in its discretion, deems to be in our best interest.

Restrictions on Roll-up Transactions

A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity (Roll-up Entity) that is created or would survive after the successful completion of a Roll-up Transaction. This term does not include:

•	a transaction involving securities of a company that have been listed on a national securities exchange for at least 12 months; or
•	a transaction involving our conversion to corporate or association form if, as a consequence of the transaction, there will be no significant adverse change in shareholder voting rights, the term of our existence, compensation to our advisor or our investment objectives.

In connection with any Roll-up Transaction involving the issuance of securities of a Roll-up Entity, an appraisal of all of our assets will be obtained from a competent independent appraiser. If the appraisal would be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal shall be filed with the Securities and Exchange Commission and the states as an exhibit to the registration statement for the offering. Accordingly, an issuer using the appraisal shall be subject to liability for violation of Section 11 of the Securities Act and comparable provisions under state laws for any material misrepresentations or material omissions in the appraisal. The assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of the assets as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser will clearly state that the engagement is for the benefit of us and our shareholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to our shareholders in connection with any proposed Roll-up Transaction.

In connection with a proposed Roll-up Transaction, the sponsor of the Roll-up Transaction must offer to our common shareholders who vote “no” on the proposal the choice of:

(1) accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or

(2) one of the following:

(a)	remaining as holders of our common shares and preserving their interests therein on the same terms and conditions as existed previously, or
(b)	receiving cash in an amount equal to the shareholder’s pro rata share of the appraised value of our net assets.

We are prohibited from participating in any Roll-up Transaction:

•	that would result in our common shareholders having voting rights that are less than those provided in our declaration of trust and described elsewhere in this prospectus, including rights with respect to the election and removal of trustees, annual and special meetings, amendment of our declaration of trust and our termination;
•	that includes provisions that would materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares held by that investor;
•	in which our investor’s rights to access records of the Roll-up Entity will be less than those provided in the section of this prospectus entitled “— Meetings and Special Voting Requirements” above; or
•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up transaction is rejected by our common shareholders.

FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of material federal income tax considerations associated with an investment in our common shares of beneficial interest. This summary does not address all possible tax considerations that may be material to an investor and does not constitute tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to you, as a prospective shareholder, in light of your personal circumstances, nor does it deal with particular types of shareholders that are subject to special treatment under the Internal Revenue Code, such as insurance companies, tax-exempt organizations or financial institutions or broker-dealers, except as provided below.

The Internal Revenue Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Internal Revenue Code provisions, treasury regulations promulgated thereunder (Treasury Regulations) and administrative and judicial interpretations thereof.

We urge you, as a prospective investor, to consult your own tax advisor regarding the specific tax consequences to you of a purchase of shares, ownership and sale of the shares and of our election to be taxed as a REIT. These consequences include the federal, state, local, foreign and other tax consequences of such purchase, ownership, sale and election.

Opinion of Counsel

Morris, Manning & Martin, LLP acts as our counsel, has reviewed this summary and is of the opinion that it fairly summarizes the federal income tax considerations addressed that are material to our shareholders. It is also the opinion of our counsel that we will qualify to be taxed as a REIT under the Internal Revenue Code for our taxable year ending December 31, 2014, or the first year in which we commence material operations, and, based upon our proposed method of operations, we will continue to so qualify thereafter, provided that we have operated and will continue to operate in accordance with various assumptions and the factual representations we made to counsel concerning our business, assets and operations. We must emphasize that all opinions issued by Morris, Manning & Martin, LLP are based on various assumptions and are conditioned upon the assumptions and representations we made concerning certain factual matters related to our business and properties. Moreover, our qualification for taxation as a REIT depends on our ability to meet the various qualification tests imposed under the Internal Revenue Code discussed below, the results of which will not be reviewed by Morris, Manning & Martin, LLP. Accordingly, we cannot assure you that the actual results of our operations for any one taxable year will satisfy these requirements. See the “Risk Factors — Federal Income Tax Risks” section of this prospectus. The statements made in this section of the prospectus and in the opinion of Morris, Manning & Martin, LLP are based upon existing law and Treasury Regulations, as currently applicable, currently published administrative positions of the Internal Revenue Service and judicial decisions, all of which are subject to change, either prospectively or retroactively. We cannot assure you that any changes will not modify the conclusions expressed in counsel’s opinion. Moreover, an opinion of counsel is not binding on the Internal Revenue Service, and we cannot assure you that the Internal Revenue Service will not successfully challenge our status as a REIT.

Taxation of the Trust

We plan to make an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, effective for our taxable year ending December 31, 2014, or the first year in which we commence material operations. We believe that, commencing with such taxable year, we will be organized and will operate in such manner to qualify for taxation as a REIT under the Internal Revenue Code, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. although REITs continue to receive substantially better tax treatment than entities taxed as corporations, it is possible that future legislation would cause a REIT to be a less advantageous tax status for companies that invest in real estate secured loans, and it could become more advantageous for such companies to elect to be taxed for federal income tax purposes as a corporation. Pursuant to our declaration of trust, our board of trustees has the authority to make any tax elections on our behalf that, in its sole judgment, are in our best interest. This authority includes the ability to elect not to qualify as a REIT for federal income tax purposes or, after qualifying as a REIT, to revoke or otherwise terminate our status as a REIT. Our board of trustees has the authority under our declaration of trust to make these elections without the necessity of obtaining the approval of our shareholders. In addition, our board of trustees has the authority to waive any restrictions and limitations contained in our declaration of trust that are intended to preserve our status as a REIT during any period in which our board of trustees has determined not to pursue or preserve our status as a REIT. Our board of trustees has fiduciary duties to us and to all investors and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interest of our shareholders.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our shareholders, because the REIT provisions of the Internal Revenue Code generally allow a REIT to deduct distributions paid to its shareholders. This substantially eliminates the federal “double taxation” on earnings (taxation at both the corporate level and shareholder level) that usually results from an investment in a corporation.

Even if we qualify for taxation as a REIT, we are subject to federal taxation as follows:

•	we will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gains;
•	under some circumstances, we will be subject to alternative minimum tax;
•	if we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on that income;
•	if we have net income from prohibited transactions (which are, in general, sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business), our income from such prohibited transaction will be subject to a 100% tax;
•	if we fail to satisfy either of the 75% or 95% gross income tests (discussed below) but have nonetheless maintained our qualification as a REIT because applicable conditions have been met, we will be subject to a 100% tax on an amount equal to the greater of the amount by which we fail the 75% or 95% test multiplied by a fraction calculated to reflect our profitability;
•	if we fail to distribute during each year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed;
•	if we acquire any asset from a C corporation (i.e., a corporation generally subject to corporate-level tax) in a carryover-basis transaction and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then a portion of the gains may be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the Internal Revenue Service; and
•	if we have income from certain transactions with a TRS that we own that are determined to be non-arm’s-length, we are potentially subject to an excise tax equal to 100% of such income by the Internal Revenue Service.

Requirements for Qualification as a REIT

In order for us to qualify as a REIT, we must meet, and we must continue to meet, the requirements discussed below relating to our organization, sources of income, nature of assets, distributions of income to our shareholders and recordkeeping.

Organizational Requirements

In order to qualify for taxation as a REIT under the Internal Revenue Code, we must:

•	be a domestic corporation or domestic trust taxable as a corporation but for its qualification as a REIT;
•	elect to be taxed as a REIT and satisfy relevant filing and other administrative requirements;

•	be managed by one or more trustees or directors;
•	have transferable shares;
•	not be a financial institution or an insurance company;
•	use a calendar year for federal income tax purposes;
•	have at least 100 shareholders for at least 335 days of each taxable year of twelve months; and
•	not be closely held.

As a Maryland real estate investment trust, we satisfy the first requirement, and we intend to file an election to be taxed as a REIT with the Internal Revenue Service. In addition, we are managed by a board of trustees, we have transferable shares and we do not intend to operate as a financial institution or insurance company. We utilize the calendar year for federal income tax purposes. We would be treated as closely held only if five or fewer individuals or certain tax-exempt entities own, directly or indirectly, more than 50% (by value) of our shares at any time during the last half of our taxable year. For purposes of the closely held test, the Internal Revenue Code generally permits a look-through for pension funds and certain other tax-exempt entities to the beneficiaries of the entity to determine if the REIT is closely held. We do not currently meet the requirement of having more than 100 shareholders and we are closely held. However, these requirements do not apply until after the first taxable year for which an election is made to be taxed as a REIT. We anticipate issuing sufficient shares with sufficient diversity of ownership pursuant to this offering to allow us to satisfy these requirements after our 2014 taxable year, or the first year in which we commence taxable operations. In addition, our declaration of trust provides for restrictions regarding transfer of shares that are intended to assist us in continuing to satisfy these share ownership requirements. Such transfer restrictions are described in the “Description of Shares — Restrictions on Ownership and Transfer” section of this prospectus. These provisions permit us to refuse to recognize certain transfers of shares that would tend to violate these REIT provisions. We can offer no assurance that our refusal to recognize a transfer will be effective. However, based on the foregoing, we expect, for the year ending December 31, 2014, or the first year in which we commence taxable operations, to satisfy the organizational requirements, including the share ownership requirements, required for qualifying as a REIT under the Internal Revenue Code. Notwithstanding compliance with the share ownership requirements outlined above, tax-exempt shareholders may be required to treat all or a portion of their distributions from us as UBTI if tax-exempt shareholders, in the aggregate, exceed certain ownership thresholds set forth in the Internal Revenue Code. See “— Taxation of Tax-Exempt Shareholders” below.

Qualified REIT Subsidiaries

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction and credit of the REIT. A qualified REIT subsidiary is a corporation, other than a TRS, all of the capital stock of which is owned, directly or indirectly, by the REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiary that we own will be ignored, and all assets, liabilities, and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction and credit.

Other Disregarded Entities and Partnerships

An unincorporated domestic entity, such as a partnership, limited liability company, or trust that has a single owner generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. For purposes of the 10% value test (see “— Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

If a disregarded subsidiary of ours ceases to be wholly-owned (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “— Asset Tests” and “— Gross Income Tests.”

Taxable REIT Subsidies

A REIT is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary unless we and such corporation elect to treat such corporation as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

The separate existence of a TRS or other taxable corporation, unlike a qualified REIT subsidiary or other disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, a domestic TRS would generally be subject to federal (and applicable state and local income tax) corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our shareholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as non-qualifying hedging income or inventory sales).

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between the REIT and a TRS that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We intend to scrutinize all of our transactions with any of our subsidiaries that are treated as a TRS in an effort to ensure that we do not become subject to this excise tax. we cannot assure you, however, that we will be successful in avoiding this excise tax.

Gross Income Tests

We must satisfy two gross income tests annually to maintain qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive from investments relating to real property or secured loans on real property, or from qualified temporary investments. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;
•	interest on debt secured by a lien on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;
•	gain from the sale of real estate assets;
•	income derived from certain temporary investments.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities (provided that such stock or securities are not inventory property, i.e., property held primarily for sale to customers in the ordinary course of business) or any combination of these.

Gross income from the sale of inventory property is excluded from both the numerator and the denominator in both income tests. Income and gain from hedging transactions that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets will generally be excluded from both the numerator and the denominator for purposes of the 95% gross income test (but not the 75% gross income test). We intend to monitor the amount of our non-qualifying income and manage our investment portfolio to comply at all times with the gross income tests but we cannot assure you that we will be successful in this effort.

Interest

The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following: (i) an amount that is based on a fixed percentage or percentages of gross receipts or sales and (ii) an amount that is based on the income or profits of a borrower, where the borrower derives substantially all of its income from the real property securing the debt by leasing substantially all of its interest in the property, but only to the extent that the amounts received by the borrower would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by a lien on real property or on interests in real property is generally qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property (i.e., the amount by which the loan exceeds the value of the real estate that is security for the loan).

Interest, including original issue discount or market discount, that we accrue on our real estate-related investments generally will be qualifying income for purposes of both gross income tests. However, many of our investments will not be secured by liens on real property or interests in real property. Our interest income from those investments will be qualifying income for purposes of the 95% gross income test but not the 75% gross income test. In addition, as discussed above, if the fair market value of the real estate securing any of our investments is less than the principal amount of the underlying loan, a portion of the income from that investment will be qualifying income for purposes of the 95% gross income test but not the 75% gross income test.

Fee Income

We may receive various fees in connection with our operations, including fees in connection with the provision of credit enhancements. The fees will be qualifying income for purposes of both the 75% gross income and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by a lien on real property or an interest in real property and the fees are not determined by income or profits of any person. Other fees are not qualifying income for purposes of either gross income test. Any fees earned by our TRS will not be included for purposes of the gross income tests.

Dividends

Our share of any dividends received from any corporation (including any TRS that we form following the completion of this offering, and any other TRS, but excluding any REIT or any qualified REIT subsidiary) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests.

Acquisition of Real Property

We currently do not intend to acquire real property with the proceeds of this offering other than through a TRS. Any amounts received by the TRS will not be included for purposes of the gross income tests.

Hedging Transactions

We may, from time to time, enter into hedging transactions with respect to the interest rate risk associated with our borrowings. To the extent that we enter into a contract to hedge interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income and gain from such hedging transaction will be excluded from gross income for purposes of the 95% gross income test but will be treated as non-qualifying income for purposes of the 75% gross income test. To the extent that we hedge for other purposes, the resultant income or gain will be treated as income that does not qualify under the 95% gross income or 75% gross income test unless certain requirements are met. We intend to structure any hedging transaction in a manner that does not jeopardize our status as a REIT, but we cannot assure you that we will be successful in this regard. We may conduct some or all of our hedging activities through a TRS, the income from which may be subject to federal income tax, rather than participating in the arrangements directly or through a partnership, qualified REIT subsidiary or other disregarded subsidiary. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, and will not adversely affect our ability to satisfy the REIT qualification requirements.

Failure to Satisfy Gross Income Tests

We intend to monitor the amount of our non-qualifying income and manage our assets to comply with the gross income tests for each taxable year for which we seek to maintain our status as a REIT. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we qualify for relief under certain provisions of the Internal Revenue Code. These relief provisions will be generally available if (i) our failure to meet such tests was due to reasonable cause and not due to willful neglect, and (ii) we file with the Internal Revenue Service a schedule describing the sources of our gross income in accordance with Treasury Regulations. We cannot predict, however, whether in all circumstances we would qualify for the benefit of these relief provisions. In addition, as discussed above under “— Taxation of the Trust,” even if the relief provisions apply, a tax would be imposed upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of some combination of “real estate assets,” cash, cash items, government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, the term “real estate assets” includes interests in real property (including leaseholds and options to acquire real property and leaseholds), stock of other corporations that qualify as REITs and interests in mortgage loans secured by real property (including certain types of mortgage backed securities). Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

Second, the value of our interest in any one issuer’s securities (other than debt and equity securities issued by any of our TRSs, qualified REIT subsidiaries, any other entity that is disregarded as an entity separate from us, and any equity interest we may hold in a partnership) may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of the voting power or 10% of the value of any one issuer’s outstanding securities (other than debt and equity securities issued by any of our TRSs, qualified REIT subsidiaries, any other entity that is disregarded as an entity separate from us, and any equity interest we may hold in a partnership). Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs. For purposes of the 10% value test, the term “securities” does not include certain “straight debt” securities (i.e., generally, debt payable on demand or at a date certain where the interest rate and the interest payment dates are not contingent on profits, the borrower’s discretion or similar factors and there is no convertibility, directly or indirectly, into shares of the debtor, although a security will not fail to be “straight debt” if it is subject to certain customary or de minimis contingencies; a security issued by a corporation or partnership will qualify as “straight debt” only if we and any of our TRSs in the aggregate hold non-qualifying securities of such issuer constituting no more than 1.0% of the value of such issuer’s outstanding securities).

We expect that a significant portion of our assets will consist of real estate-related debt investments. A real estate mortgage loan that we own generally will be treated as a real estate asset for purposes of the 75% asset test if, on the date that we acquire or originate the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. In addition, we may make or acquire certain mezzanine loans secured by a first priority security interest in ownership interests in a partnership or limited liability company that owns real property. Mezzanine loans meeting the requirements of the safe harbor in Revenue Procedure 2003-65, 2003-2 C.B. 336, will be treated by the Internal Revenue Service as real estate assets for purposes of the 75% asset test and the interest income earned by those loans as qualifying income under the 75% gross income test. However, the mezzanine loans that we make or acquire may not meet all of the requirements of the safe harbor. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the qualification of such assets as real estate assets or the interest income earned by those loans as qualifying income under the 75% gross income test.

Notwithstanding the general rule that, for purposes of the gross income and asset tests, a REIT is treated as owning its proportionate share of the underlying assets of a partnership in which it holds a partnership interest, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of the asset tests, unless it is a qualifying mortgage asset or otherwise satisfies the rules for “straight debt.”

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine our compliance with these requirements, we will need to estimate the value of our assets to ensure compliance with the asset tests. We will not in all cases obtain new or independent appraisals to support our conclusions concerning the values of our assets, and we will generally rely on representations and warranties of sellers from whom we acquire secured loans concerning the loan-to-value ratios for such secured loans. Moreover, some of the assets that we may own may not be susceptible to precise valuation. Although we will seek to be prudent in making these estimates, there can be no assurance that the Internal Revenue Service will not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and would fail to qualify as a REIT.

Failure to Satisfy Asset Test

If we fail to satisfy the asset tests as the end of a quarter, we will not lose our REIT qualification if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and
•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second bullet above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% value test, 10% voting test or 10% value test described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our total assets or $10 million) and (ii) we dispose of these assets or otherwise comply with the asset tests within six months after the last day of the quarter. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) file with the Internal Revenue Service a schedule describing the assets that caused the failure, (ii) dispose of these assets or otherwise comply with the asset tests within six months after the last day of the quarter and (iii) pay a tax equal to the greater of $50,000 per failure or an amount equal to the product of the highest corporate income tax rate (currently 35%) and the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to:

(A)	the sum of
(i)	90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gains), and
(ii)	90% of the net income (after tax), if any, from foreclosure property (as described below), minus
(B)	the sum of certain items of non-cash income.

In addition, if we were to recognize “built-in-gain” (as defined below) on disposition of any assets acquired from a “C” corporation in a transaction in which our basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain recognized net of the tax we would pay on such gain. “Built-in-gain” is the excess of (a) the fair market value of an asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition).

Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we file a timely federal income tax return for the year and pay the distribution with or before the first regular dividend payment after such declaration or (ii) we declare the distribution in October, November or December of the taxable year, payable to shareholders of record on a specified day in any such month, and we actually pay the dividends before the end of January of the following year. The distributions under clause (i) are taxable to the owners of our shares in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

We will pay federal income tax at corporate tax rates on our taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during each calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. We generally intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate federal income tax and the 4% nondeductible excise tax.

We may elect to retain, rather than distribute, our net capital gain and pay tax on such gains. In this case, we could elect to have our shareholders include their proportionate share of such undistributed capital gains in income and to receive a corresponding credit or refund, as the case may be, for their share of the tax paid by us. Shareholders would then increase the adjusted basis of their shares by the difference between the designated amounts of capital gains from us that they include in their taxable income, and the tax paid on their behalf by us with respect to that income.

To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of shareholders, of any distributions that are actually made by the REIT, which are generally taxable to shareholders to the extent that the REIT has current or accumulated earnings and profits. See “— Taxation of Shareholders — Taxation of Taxable U.S. Shareholders.”

We may find it difficult or impossible to meet distribution requirements in certain circumstances. Due to the nature of the assets in which we will invest, we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on or proceeds from disposition of such assets. For instance, we may be required to accrue interest and discount income on secured loans, mortgage backed securities, and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on such assets. For any taxable year, we may be required to fund distributions in excess of cash flow received from our investments. If such circumstances arise, then to fund our distribution requirement and maintain our status as a REIT we may have to sell assets at unfavorable prices, borrow at unfavorable terms, make taxable share dividends, or pursue other strategies. We cannot be assured, however, any such strategy would be successful if our cash flow were to become insufficient to make the required distributions.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest and a penalty to the Internal Revenue Service based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Gross Income Tests” and “— Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular federal corporate income tax rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations of the Internal Revenue Code, corporate shareholders may be eligible for the dividends received deduction, and individual shareholders and other non-corporate shareholders may be eligible to be taxed at the reduced rate currently applicable to qualified dividend income (15% for those unmarried individuals with income under $400,000 and for married couples with income under $450,000; 20% for those with income above such thresholds). Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We cannot predict whether in all circumstances we would be entitled to such statutory relief.

Prohibited Transactions

Net income derived by a REIT from a prohibited transaction is subject to a 100% excise tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held “primarily for sale to customers in the ordinary course of a trade or business.” Although we do not expect that our assets will be held primarily for sale to customers or that a sale of any of our assets will be in the ordinary course of our business, these terms are dependent upon the particular facts and circumstances, and we cannot assure you that we will never be subject to this excise tax. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular federal corporate income tax rates.

Foreclosure Property

A REIT is subject to tax at the maximum corporate rate (currently 35%) on any income from foreclosure property, including gain from the disposition of such foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test. Foreclosure property is real property and any personal property incident to such real property (i) that is acquired by a REIT as result of the REIT having bid on such property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or a secured loan held by the REIT and secured by the property, (ii) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (iii) for which such REIT makes a proper election to treat the property as foreclosure property. Any gain from the sale of property for which a foreclosure election has been made will not be subject to the 100% excise tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. However, in order to avoid the 100% excise tax on prohibited transactions on foreclosure property that otherwise constitutes inventory or dealer property, we must satisfy a number of complex rules, one of which is that we operate the property through an independent contractor. It is possible that income we receive from property that we have acquired through foreclosure or other proceedings will not be qualifying income for purposes of the 75% gross income test. If we do receive any such income, we intend to make an election to treat the related property as foreclosure property.

Taxable Mortgage Pools

An entity, or a portion of an entity, may be classified as a taxable mortgage pool (TMP) under the Internal Revenue Code if (i) substantially all of its assets consist of debt obligations or interests in debt obligations, (ii) more than 50% of those debt obligations are real estate mortgage loans, interests in real estate mortgage loans or interests in certain mortgage-backed securities as of specified testing dates, (iii) the entity has issued debt obligations that have two or more maturities and (iv) the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets. Under Treasury Regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP.

We do not intend to structure or enter into financing transactions that will cause us to be viewed as owning interests in one or more TMPs. Generally, if an entity or a portion of an entity is classified as a TMP, then the entity or portion thereof is treated as a taxable corporation and it cannot file a consolidated federal income tax return with any other corporation. If, however, a REIT owns 100% of the equity interests in a TMP, then the TMP is a qualified REIT subsidiary and, as such, ignored as an entity separate from the REIT.

If, notwithstanding our intent to avoid having the issuing entity in any of our financing transactions classified as a TMP, one or more of such transactions was so classified, then as long as we owned 100% of the equity interests in the issuing entity, all or a portion of the income that we recognize with respect to our investment in the issuing entity will be treated as excess inclusion income. Section 860E(c) of the Internal Revenue Code defines the term “excess inclusion” with respect to a residual interest in a real estate mortgage investment conduit. The Internal Revenue Service, however, has yet to issue definitive guidance on the computation of excess inclusion income on equity interests in a TMP held by a REIT. Generally, however, excess inclusion income with respect to our investment in any TMP and any taxable year will equal the excess of (i) the amount of income we accrue on our investment in the TMP over (ii) the amount of income we would have accrued if our investment were a debt instrument having an issue price equal to the fair market value of our investment on the day we acquired it and a yield to maturity equal to 120% of the long-term applicable federal rate in effect on the date we acquired our interest. The term “applicable federal rate” refers to rates that are based on weighted average yields for treasury securities and are published monthly by the Internal Revenue Service for use in various tax calculations.

Although we intend to structure our financing transactions so that we will not recognize any excess inclusion income, we cannot assure you that we will always be successful in this regard. If, notwithstanding our intent, we recognized excess inclusion income, then under guidance issued by the Internal Revenue Service we would be required to allocate the excess inclusion income proportionately among the dividends we pay to our shareholders and we must notify our shareholders of the portion of our dividends that represents excess inclusion income. The portion of any dividend you receive that is treated as excess inclusion income is subject to special rules. First, your taxable income can never be less than the sum of your excess inclusion income for the year; excess inclusion income cannot be offset with net operating losses or other allowable deductions. Second, if you are a tax-exempt organization and your excess inclusion income is subject to the unrelated business income tax, then the excess inclusion portion of any dividend you receive will be treated as unrelated business taxable income. Third, dividends paid to non-U.S. Shareholders (as defined in “— Taxation of Shareholders — Taxation of Foreign Shareholders” below) who hold stock for investment and not in connection with a trade or business conducted in the United Sates will be subject to United States federal withholding tax without regard to any reduction in rate otherwise allowed by any applicable income tax treaty.

If we recognize excess inclusion income, and one or more “Disqualified Organizations” are record holders of shares, we will be taxable at the highest federal corporate income tax rate on the portion of any excess inclusion income equal to the percentage of our shares that are held by Disqualified Organizations (as defined below). In such circumstances, we may reduce the amount of our distributions to a Disqualified Organization whose share ownership gave rise to the tax. To the extent that our shares owned by Disqualified Organizations are held by a broker-dealer or other nominee, the broker-dealer or other nominee would be liable for a tax at the highest corporate tax rate on the portion of our excess inclusion income allocable to our shares held by the broker-dealer or other nominee on behalf of the Disqualified Organizations. A Disqualified Organization is any organization described in section 860E(e)(5) of the Internal Revenue Code, including (i) the United States; (ii) any state or political subdivision of the United States; (iii) any foreign government; (iv) any international organization; (v) any agency or instrumentality of any of the foregoing; (vi) any charitable remainder trust or other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and (vii) any rural electrical or telephone cooperative.

If we own less than 100% of the equity interests in a TMP, the foregoing rules would not apply. Rather, the entity would be treated as a corporation for federal income tax purposes and would potentially be subject to federal corporate income tax. This could adversely affect our compliance with the REIT gross income and asset tests described above. We currently do not have, and currently do not intend to enter into, any financing transaction that is a TMP in which we own all, or less than all, of the equity interests. We cannot assure you that we will be successful in this regard.

Taxation of Shareholders

Taxation of Taxable U.S. Shareholders

The phrase U.S. shareholder means a holder of our common shares of beneficial interest that for federal income tax purposes:

•	is a citizen or resident of the United States;
•	is a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;
•	is an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Distributions.  As long as we qualify as a REIT, distributions we make to our taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income. Dividends we pay to a corporation will not be eligible for the dividends received deduction. In addition, distributions we make to individuals and other owners that are not corporations generally will not be eligible for the reduced rate of tax currently in effect for “qualified dividend income” (15% for those unmarried individuals with income under $400,000 and for married couples with income under $450,000; 20% for those with income above such thresholds). However, provided certain holding period and other requirements are met, an individual or other non-corporate owner will be eligible for the reduced rate with respect to (i) distributions attributable to dividends we receive from certain “C” corporations, such as our TRSs, and (ii) distributions attributable to income upon which we have paid corporate income tax.

Distributions that we designate as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which you have owned our shares. However, corporate owners may be required to treat up to 20% of certain capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% in the case of individuals, trusts and estates, and 35% in the case of corporations.

Rather than distribute our net capital gains, we may elect to retain and pay the federal income tax on them, in which case you will (i) include your proportionate share of the undistributed net capital gains in income, (ii) receive a credit for your share of the federal income tax we pay and (iii) increase the basis in your shares by the difference between your share of the capital gain and your share of the credit.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that they do not exceed your adjusted tax basis in our shares you own, but rather, will reduce your adjusted tax basis in your shares. Assuming that the shares you own are a capital asset, to the extent that such distributions exceed your adjusted tax basis in the shares you own, you must include them in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less).

If we declare a dividend in October, November or December of any year that is payable to shareholders of record on a specified date in any such month, but actually distribute the amount declared in January of the following year, then you must treat the January distribution as though you received it on December 31 of the year in which we declared the dividend. In addition, we may elect to treat other distributions after the close of the taxable year as having been paid during the taxable year, but you will be treated as having received these distributions in the taxable year in which they are actually made.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. See “— Annual Distribution Requirements.” Such losses, however, are not passed through to you and do not offset your income from other sources, nor would they affect the character of any distributions that you receive from us; you will be subject to tax on those distributions to the extent that we have current or accumulated earnings and profits.

Although we do not expect to recognize any excess inclusion income, if we did recognize excess inclusion income, we would identify a portion of the distributions that we make to you as excess inclusion income. Your taxable income can never be less than your excess inclusion income for the year; excess inclusion income cannot be offset with net operating losses or other allowable deductions. See “— Taxable Mortgage Pools.”

Dispositions of Our Shares.  Any gain or loss you recognize upon the sale or other disposition of our shares will generally be capital gain or loss for federal income tax purposes, and will be long-term capital gain or loss if you held the shares for more than one year. In addition, any loss you recognize upon a sale or exchange of our shares that you have owned for six months or less (after applying certain holding period rules) will generally be treated as a long-term capital loss to the extent of distributions received from us that you are required to treat as long-term capital gain.

Amounts that you are required to include in taxable income with respect to our shares you own, including taxable distributions and the income you recognize with respect to undistributed net capital gain, and any gain recognized upon your disposition of our shares, will not be treated as passive activity income. You may not offset any passive activity losses you may have, such as losses from limited partnerships in which you have invested, with income you recognize with respect to our shares. Generally, income you recognize with respect to our shares will be treated as investment income for purposes of the investment interest limitations.

Information Reporting and Backup Withholding.  We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, you may be subject to backup withholding at a current rate of 28% with respect to distributions unless you:

•	are a corporation or come within certain other exempt categories and, when required, demonstrate this fact; or
•	provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with the applicable requirements of the backup withholding rules.

Any amount paid as backup withholding will be creditable against your federal income tax liability. For a discussion of the backup withholding rules as applied to foreign shareholders, see “— Taxation of Foreign Shareholders.”

Reconciliation Act.  On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010 (the Reconciliation Act). The Reconciliation Act requires certain shareholders who are U.S. citizens and resident aliens and certain estates or trusts to pay a 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares, subject to certain exceptions. This additional tax applies broadly to essentially all dividends and all gains from dispositions of shares, including dividends from REITs and gains from dispositions of REIT shares, such as our common shares. Shareholders should consult their respective tax advisors regarding the effect, if any, of the Reconciliation Act on taxable income arising from ownership and disposition of our common shares.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, are generally exempt from federal income taxation. However, they are subject to taxation on their UBTI. Provided that a tax-exempt shareholder (i) has not held our shares as “debt financed property” within the meaning of the Internal Revenue Code and (ii) has not used our shares in an unrelated trade or business, amounts that we distribute to tax-exempt owners generally should not constitute UBTI. However, a tax-exempt owner’s allocable share of any excess inclusion income that we recognize will be subject to tax as UBTI. See “— Taxable Mortgage Pools.” We intend to structure our financing transactions so that we will avoid recognizing any excess inclusion income.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans, which are exempt from taxation under special provisions of the federal income tax laws, are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI.

In certain circumstances, a qualified employee pension trust or profit sharing trust that owns more than 10% of our shares could be required to treat a percentage of the dividends that it receives from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless either (a) one pension trust owns more than 25% of the value of our shares or (b) a group of pension trusts individually holding more than 10% of our shares collectively owns more than 50% of the value of our shares. However, the restrictions on ownership and transfer of our shares, as described under “Description of Shares — Restrictions on Ownership and Transfer” are designed among other things to prevent a tax-exempt entity from owning more than 10% of the value of our shares, thus making it unlikely that we will become a pension-held REIT.

Taxation of Foreign Shareholders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our shares applicable to shareholders that are not U.S. shareholders (non-U.S. shareholders).

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership having non-U.S. shareholders as partners should consult its tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our shares.

The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income taxation.

Ordinary Dividend Distributions.  The portion of dividends received by a non-U.S. shareholder payable out of our current and accumulated earnings and profits that are not attributable to our capital gains and that are not effectively connected with a U.S. trade or business of the non-U.S. shareholder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable income tax treaty). In general, a non-U.S. shareholder will not be considered engaged in a U.S. trade or business solely as a result of its ownership of our shares. In cases where the dividend income from a non-U.S. shareholder’s investment in our shares are (or is treated as) effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a foreign corporation). If a non-U.S. shareholder is the record holder of our shares, we plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder unless:

•	a lower income treaty rate applies and the non-U.S. shareholder provides us with an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced rate; or
•	the non-U.S. shareholder provides us with an Internal Revenue Service Form W-8ECI certifying that the distribution is effectively connected income.

Under some income tax treaties, lower withholding tax rates do not apply to ordinary dividends from REITs. Furthermore, reduced treaty rates are not available to the extent that distributions are treated as excess inclusion income. See “— Taxable Mortgage Pools.” We intend to structure our financing transactions so that we will avoid recognizing any excess inclusion income.

Non-Dividend Distributions.  Distributions we make to a non-U.S. shareholder that are not considered to be distributions out of our current and accumulated earnings and profits will not be subject to U.S. federal income or withholding tax unless the distribution exceeds the non-U.S. shareholder’s adjusted tax basis in our shares at the time of the distribution and, as described below, the non-U.S. shareholder would otherwise be taxable on any gain from a disposition of our shares. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to dividends. A non-U.S. shareholder may, however, seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided the proper forms are timely filed with the Internal Revenue Service by the non-U.S. shareholder.

Capital Gain Dividends.  Distributions that we make to a non-U.S. shareholder that are attributable to our disposition of U.S. real property interests (USRPI, which term does not include interests in mortgage loans and mortgage backed securities) are subject to U.S. federal income and withholding taxes pursuant to the Foreign Investment in Real Property Act of 1980 (FIRPTA) and also may be subject to branch profits tax if the non-U.S. shareholder is a corporation that is not entitled to treaty relief or exemption. Although we do not anticipate recognizing any gain attributable to the disposition of USRPI, as defined by FIRPTA, Treasury Regulations interpreting the FIRPTA provisions of the Internal Revenue Code impose a withholding tax at a rate of 35% on all of our capital gain dividends (or amounts we could have designated as capital gain dividends) paid to a non-U.S. shareholder, even if no portion of the capital gains we recognize during the year are attributable to our disposition of USRPI. However, in any event, the FIRPTA rules will not apply to distributions to a non-U.S. shareholder if (i) our shares are regularly traded (as defined by applicable Treasury Regulations) on an established securities market, and (ii) the non-U.S. shareholder owns (actually or constructively) no more than 5% of our shares at any time during the one-year period ending with the date of the distribution. We do not currently anticipate that our shares will be regularly traded on an established securities market.

Dispositions of Our Shares.  Unless our shares constitute a USRPI, a sale of our shares by a non-U.S. shareholder generally will not be subject to U.S. federal income tax under FIRPTA. We do not expect that our shares will constitute a USRPI. Our shares will not constitute a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interest in real property solely in the capacity as a creditor. Even if the foregoing test is not met, our shares will not constitute a USRPI if we are a domestically controlled REIT. A “domestically controlled REIT” is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. shareholders.

Even if we do not constitute a domestically controlled REIT, a non-U.S. shareholder’s sale of our shares generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) our shares are “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market and (ii) the selling non-U.S. shareholder has owned (actually or constructively) 5% or less of our outstanding shares at all times during a specified testing period.

If gain on the sale of our shares were subject to taxation under FIRPTA, the non-U.S. shareholder would generally be subject to the same treatment as a U.S. shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the shares could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases. First, if the non-U.S. shareholder’s investment in our shares are effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will generally be subject to the same treatment as a U.S. shareholder with respect to such gain. Second, if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. A withholding tax of 30% generally will be imposed on dividends on, and gross proceeds from the sale or other disposition of, our shares paid to (a) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (b) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and such entity meets certain other specified requirements. Applicable Treasury Regulations and other Internal Revenue Service guidance provide that these rules generally will apply to payments of distributions on our common shares made after June 30, 2014 and generally will apply to payments of gross proceeds from a sale or other disposition of our common shares after December 31, 2016. We will not pay any additional amounts in respect of any amounts withheld. U.S. shareholders and non-U.S. shareholders are encouraged to consult their tax advisors regarding the particular consequences to them of this legislation and guidance.

Other Tax Consequences

Possible Legislative or Other Actions Affecting Tax Consequences.  Prospective investors should recognize that the current federal income tax treatment of an investment in our shares may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our shares.

State and Local Taxes.  We and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our shares.

Tax Aspects of Our Operating Partnership

The following discussion summarizes certain federal income tax considerations applicable to our investment in UDF V OP, our operating partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as a Partnership

We will be entitled to include in our income a distributive share of UDF V OP’s income and to deduct our distributive share of UDF V OP’s losses only if UDF V OP is classified for federal income tax purposes as a partnership, rather than as an association taxable as a corporation. Under applicable Treasury Regulations known as Check-the-Box-Regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. UDF V OP intends to be classified as a partnership for federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the Check-the-Box-Regulations.

Even though UDF V OP will be treated as a partnership for federal income tax purposes, it may be taxed as a corporation if it is deemed to be a “publicly traded partnership.” A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market, or the substantial equivalent thereof. However, even if the foregoing requirements are met, a publicly traded partnership will not be treated as a corporation for federal income tax purposes if at least 90% of such partnership’s gross income for a taxable year consists of “qualifying income” under Section 7704(d) of the Internal Revenue Code. Qualifying income generally includes any income that is qualifying income for purposes of the 95% Income Test applicable to REITs (90% Passive-Type Income Exception). See “— Gross Income Tests” above.

Under applicable Treasury Regulations known as the PTP Regulations, limited safe harbors from the definition of a publicly traded partnership are provided. Pursuant to one of those safe harbors (the Private Placement Exclusion), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity, such as a partnership, grantor trust or S corporation, that owns an interest in the partnership is treated as a partner in such partnership only if (a) substantially all of the value of the owner’s interest in the flow-through is attributable to the flow-through entity’s interest, direct or indirect, in the partnership and (b) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100 partner limitation. UDF V OP qualifies for the Private Placement Exclusion. Moreover, even if UDF V OP were considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, we believe UDF V OP should not be treated as a corporation because it is eligible for the 90% Passive-Type Income Exception described above.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that UDF V OP will be classified as a partnership for federal income tax purposes. Morris, Manning & Martin, LLP is of the opinion, however, that based on certain factual assumptions and representations, UDF V OP will be treated for federal income tax purposes as a partnership and not as an association taxable as a corporation, or as a publicly traded partnership. Unlike a tax ruling, however, an opinion of counsel is not binding upon the Internal Revenue Service, and we can offer no assurance that the Internal Revenue Service will not challenge the status of UDF V OP as a partnership for federal income tax purposes. If such challenge were sustained by a court, UDF V OP would be treated as a corporation for federal income tax purposes, as described below. In addition, the opinion of Morris, Manning & Martin, LLP is based on existing law, which is to a great extent the result of administrative and judicial interpretation. No assurance can be given that administrative or judicial changes would not modify the conclusions expressed in the opinion.

If for any reason UDF V OP were taxable as a corporation, rather than a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See “— Gross Income Tests” and “— Asset Tests” above. In addition, any change in UDF V OP’s status for tax purposes might be treated as a taxable event, in which case we might incur a tax liability without any related cash distribution. Further, items of income and deduction of UDF V OP would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, UDF V OP would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would not be deductible in computing UDF V OP’s taxable income.

Income Taxation of the Operating Partnership and Its Partners

Partners, Not a Partnership, Subject to Tax.  A partnership is not a taxable entity for federal income tax purposes. As a partner in UDF V OP, we will be required to take into account our allocable share of UDF V OP’s income, gains, losses, deductions and credits for any taxable year of UDF V OP ending within or with our taxable year, without regard to whether we have received or will receive any distribution from UDF V OP.

Partnership Allocations.  Although a partnership agreement generally determines the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Internal Revenue Code if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. UDF V OP’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties.  Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deductions attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. Under applicable Treasury Regulations, partnerships are required to use a “reasonable method” for allocating items subject to Section 704(c) of the Internal Revenue Code, and several reasonable allocation methods are described therein.

Under the partnership agreement for UDF V OP, depreciation or amortization deductions of UDF V OP generally will be allocated among the partners in accordance with their respective interests in UDF V OP, except to the extent that UDF V OP is required under Section 704(c) of the Internal Revenue Code to use a method for allocating depreciation deductions attributable to its properties that results in us receiving a disproportionately large share of such deductions. We may possibly be allocated lower amounts of depreciation deductions for tax purposes with respect to contributed properties than would be allocated to us if each such property were to have a tax basis equal to its fair market value at the time of contribution. These allocations may cause us to recognize taxable income in excess of cash proceeds received by us, which might adversely affect our ability to comply with the REIT distribution requirements, although we do not anticipate that this event will occur. The foregoing principles also will affect the calculation of our earnings and profits for purposes of determining which portion of our distributions is taxable as a distribution. If we acquire properties in exchange for units of UDF V OP, the allocations described in this paragraph may result in a higher portion of our distributions being taxed as a distribution than would have occurred had we purchased such properties for cash.

Basis in Operating Partnership Interest.  The adjusted tax basis of our partnership interest in UDF V OP generally is equal to (1) the amount of cash and the basis of any other property contributed to UDF V OP by us, (2) increased by (a) our allocable share of UDF V OP’s income and (b) our allocable share of indebtedness of UDF V OP, and (3) reduced, but not below zero, by (a) our allocable share of UDF V OP’s loss and (b) the amount of cash distributed to us, including constructive cash distributions resulting from a reduction in our share of indebtedness of UDF V OP.

If the allocation of our distributive share of UDF V OP’s loss would reduce the adjusted tax basis of our partnership interest in UDF V OP below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. If a distribution from UDF V OP or a reduction in our share of UDF V OP’s liabilities (which is treated as a constructive distribution for tax purposes) would reduce our adjusted tax basis below zero, any such distribution, including a constructive distribution, would constitute taxable income to us. The gain realized by us upon the receipt of any such distribution or constructive distribution would normally be characterized as capital gain, and if our partnership interest in UDF V OP has been held for longer than the required long-term capital gain holding period (currently one year), the distribution would constitute long-term capital gain.

Sale of the Operating Partnership’s Property.  Generally, any gain realized by UDF V OP on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by UDF V OP upon the disposition of a property acquired by UDF V OP for cash will be allocated among the partners in accordance with their respective interests in UDF V OP.

Our share of any gain realized by UDF V OP on the sale of any property held by UDF V OP as inventory or other property held primarily for sale to customers in the ordinary course of UDF V OP’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. We, however, do not currently intend to acquire or hold or allow UDF V OP to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or UDF V OP’s trade or business.

THE OPERATING PARTNERSHIP AGREEMENT

General

UDF V OP, L.P. was formed on October 15, 2013 to acquire, own and operate properties on our behalf. It is structured as an umbrella partnership real estate investment trust (UPREIT), which we may utilize to provide for the acquisition of real property or mortgages from owners who desire to defer taxable gain that would otherwise be recognized by them upon the disposition of their property. These owners also may desire to achieve diversity in their investment and other benefits afforded to owners of shares in a REIT. For purposes of satisfying the asset and income tests for qualification as a REIT for tax purposes, the REIT’s proportionate share of the assets and income of an UPREIT, such as UDF V OP, are deemed to be assets and income of the REIT.

A property owner may contribute property to an UPREIT in exchange for limited partnership units on a tax-free basis. In addition, UDF V OP is structured to ultimately make distributions with respect to limited partnership units that will be equivalent to the distributions made to holders of our common shares. Finally, a limited partner in UDF V OP may later exchange his or her limited partnership units in UDF V OP for our common shares in a taxable transaction.

The partnership agreement for UDF V OP contains provisions that would allow, under certain circumstances, other entities, including other United Development Funding-sponsored programs, to merge into or cause the exchange or conversion of their interests for interests of UDF V OP. In the event of such a merger, exchange or conversion, UDF V OP would issue additional limited partnership interests, which would be entitled to the same exchange rights as other limited partnership interests of UDF V OP. As a result, any such merger, exchange or conversion ultimately could result in the issuance of a substantial number of our common shares, thereby diluting the percentage ownership interest of other shareholders.

We are the sole general partner of UDF V OP, and UDFH LD currently is the only limited partner of UDF V OP. As the sole general partner of UDF V OP, we have the exclusive power to manage and conduct the business of UDF V OP.

The following is a summary of certain provisions of the partnership agreement of UDF V OP. This summary is not complete and is qualified by the specific language in the partnership agreement. For more detail, you should refer to the partnership agreement itself, which we have filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part.

Capital Contributions

As we accept subscriptions for shares, we will transfer the net proceeds of the offering to UDF V OP as a capital contribution. However, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors. UDF V OP will be deemed to have simultaneously paid the selling commissions and other costs associated with the offering. If UDF V OP requires additional funds at any time in excess of capital contributions made by us and our advisor (which are minimal in amount), or from borrowings, we may borrow funds from a financial institution or other lender and lend such funds to UDF V OP on the same terms and conditions as are applicable to our borrowing of such funds. In addition, we are authorized to cause UDF V OP to issue partnership interests for less than fair market value if we conclude in good faith that such issuance is in the best interests of UDF V OP and us.

Operations

The partnership agreement requires that UDF V OP be operated in a manner that will enable us to (1) satisfy the requirements for being classified as a REIT for tax purposes, (2) avoid any federal income or excise tax liability and (3) ensure that UDF V OP will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in UDF V OP being taxed as a corporation, rather than as a partnership. See the “Risk Factors — Federal Income Tax Risks” and the “Federal Income Tax Considerations — Tax Aspects of Our Operating Partnership — Classification as a Partnership” sections of this prospectus.

The partnership agreement provides that UDF V OP will distribute cash flow from operations as follows:

•	first, to us until we have received aggregate distributions with respect to the current fiscal year equal to the minimum amount necessary for us to distribute to our shareholders to enable us to maintain our status as a REIT under the Internal Revenue Code with respect to such fiscal year;
•	next, to the limited partners until the limited partners have received aggregate distributions equal to the amount that would have been distributed to them with respect to all prior fiscal years had all UDF V OP income for all such prior fiscal years been allocated to us, each limited partner held a number of our common shares equal to the number of UDF V OP units that it holds and the REIT had distributed all such amounts to our shareholders (including the limited partners);
•	next, to us and to the limited partners until each partner has received aggregate distributions with respect to the current fiscal year and all fiscal years had all UDF V OP income for the current fiscal year and all such prior fiscal years been allocated to us, our income with respect to the current fiscal year and each such prior fiscal year equaled the minimum amount necessary to maintain our status as a REIT under the Internal Revenue Code, each limited partner held a number of common shares equal to the number of UDF V OP units that we hold and we had distributed all such amounts to our shareholders (including the limited partners); and
•	finally, to us and the limited partners in accordance with the partners’ percentage interests in UDF V OP.

Similarly, the partnership agreement of UDF V OP provides that taxable income is allocated to the limited partners of UDF V OP in accordance with their relative percentage interests such that a holder of one unit of limited partnership interest in UDF V OP will be allocated taxable income for each taxable year in an amount equal to the amount of taxable income to be recognized by a holder of one of our shares, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and corresponding Treasury Regulations. Losses, if any, generally will be allocated among the partners in accordance with their respective percentage interests in UDF V OP.

Upon the liquidation of UDF V OP, after payment of debts and obligations, any remaining assets of UDF V OP will be distributed to partners with positive capital accounts in accordance with their respective positive capital account balances.

In addition to the administrative and operating costs and expenses incurred by UDF V OP in acquiring and operating real properties, UDF V OP will pay all of our administrative costs and expenses, and such expenses will be treated as expenses of UDF V OP. Such expenses will include:

•	all expenses relating to the formation and continuity of our existence;
•	all expenses relating to the public offering and registration of securities by us;
•	all expenses associated with the preparation and filing of any periodic reports by us under federal, state or local laws or regulations;
•	all expenses associated with compliance by us with applicable laws, rules and regulations;
•	all costs and expenses relating to any issuance or redemption of partnership interests or our common shares; and
•	all of our other operating or administrative costs incurred in the ordinary course of our business on behalf of UDF V OP.

All claims between the partners of UDF V OP arising out of the partnership agreement are subject to binding arbitration.

Exchange Rights

The limited partners of UDF V OP, including UDFH LD, have the right to cause their limited partnership units to be redeemed by UDF V OP or purchased by us for cash. In either event, the cash amount to be paid will be equal to the cash value of the number of our shares that would be issuable if the limited partnership units were exchanged for our shares on a one-for-one basis. Alternatively, we may elect to purchase the limited partnership units by issuing one of our common shares for each limited partnership unit exchanged. These exchange rights may not be exercised, however, if and to the extent that the delivery of shares upon exercise would, among other things, (1) result in any person owning shares in excess of our ownership limits, (2) result in shares being owned by fewer than 100 persons, (3) cause us to be “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, (4) cause us to own 10% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code, or (5) cause the acquisition of shares by a redeemed limited partner to be “integrated” with any other distribution of our shares for purposes of complying with the Securities Act.

Subject to the foregoing, limited partners of UDF V OP may exercise their exchange rights at any time after one year following the date of issuance of their limited partnership units. However, a limited partner may not deliver more than two exchange notices each calendar year and may not exercise an exchange right for fewer than 1,000 limited partnership units, unless such limited partner holds fewer than 1,000 units, in which case he must exercise his exchange right for all of his units. We do not expect to issue any of the common shares offered hereby to limited partners of UDF V OP in exchange for their limited partnership units. Rather, in the event a limited partner of UDF V OP exercises its exchange rights and we elect to purchase the limited partnership units with our common shares, we expect to issue unregistered common shares or subsequently registered common shares in connection with such transaction.

Amendments to the Partnership Agreement

Our consent, as the general partner of UDF V OP, is required for any amendment to the partnership agreement. We, as the general partner of UDF V OP, and without the consent of any limited partner, may amend the partnership agreement in any manner, provided, however, that the consent of limited partners holding more than 50% of the interests of the limited partners is required for the following:

•	any amendment affecting the conversion factor or the exchange right in a manner adverse to the limited partners;
•	any amendment that would adversely affect the rights of the limited partners to receive the distributions payable to them pursuant to the partnership agreement (other than the issuance of additional limited partnership interests);
•	any amendment that would alter the allocations of UDF V OP’s profit and loss to the limited partners (other than the issuance of additional limited partnership interests);
•	any amendment that would impose on the limited partners any obligation to make additional capital contributions to UDF V OP; and
•	any amendment pursuant to a plan of merger, plan of exchange or plan of conversion, unless the partnership agreement of the surviving limited partnership does not materially differ from the partnership agreement of UDF V OP immediately before the transaction.

Termination of the Partnership

UDF V OP will have perpetual duration, unless it is dissolved earlier upon the first to occur of the following:

•	we declare bankruptcy or withdraw from the partnership, provided however, that the remaining partners may decide to continue the business;
•	ninety days have elapsed since the sale or other disposition of all or substantially all of the assets of the partnership;
•	the exchange of all limited partnership interests (other than such interests we, or our affiliates, hold); or
•	we elect, as the general partner, to dissolve the partnership.

Transferability of Interests

We may not (1) voluntarily withdraw as the general partner of UDF V OP, (2) engage in any merger, consolidation or other business combination, or (3) transfer our general partnership interest in UDF V OP (except to a wholly-owned subsidiary), unless the transaction in which such withdrawal, business combination or transfer occurs results in the limited partners receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately prior to such transaction or unless, in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to UDF V OP in return for an interest in UDF V OP and agrees to assume all obligations of the general partner of UDF V OP. We also may enter into a business combination or transfer our general partnership interest upon the receipt of the consent of a majority-in-interest of the limited partners of UDF V OP, other than UDFH LD and its affiliates. With certain exceptions, a limited partner may not transfer its interests in UDF V OP, in whole or in part, without our written consent as general partner.

PLAN OF DISTRIBUTION

The Offering

We are offering a maximum of 37,500,000 common shares of beneficial interest to the public through our dealer manager, a registered broker-dealer affiliated with our advisor, in our primary offering at a price of up to $20.00 per share (which includes the maximum allowed to be charged for commission and fees, subject to certain discounts as described below), except as provided below.

The shares are being offered on a “reasonable best efforts” basis. We also are offering up to 13,157,895 shares under our distribution reinvestment plan initially at $19.00 per share, which is 95% of the primary offering price. Therefore, a total of 50,657,895 shares are being registered in this offering. We reserve the right to reallocate the common shares of beneficial interest registered in this offering between the primary offering and the distribution reinvestment plan. Subject to certain exceptions described in this prospectus, you must initially purchase at least 50 shares for $1,000 if you are purchasing through an IRA or other qualified account. If you are not purchasing through a qualified account, you must initially purchase at least 125 shares for $2,500. After an investor has satisfied the minimum purchase requirement, all additional purchases must be in amounts of not less than 50 shares for $1,000, except for purchases of shares pursuant to our distribution reinvestment plan, which may be in lesser amounts.

The offering of our shares will terminate on or before            , 2016, which is two years after the effective date of this offering. If we have not sold all the shares within two years, we may continue our primary offering for an additional year until            , 2017 or as otherwise permitted by applicable law. If we decide to continue our primary offering beyond two years from the date of this prospectus, we will provide that information in a prospectus supplement. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. At the discretion of our board of trustees, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to the distribution reinvestment plan until we have sold all shares allocated to the distribution reinvestment plan, in which case participants in the distribution reinvestment plan will be notified. We reserve the right to terminate this offering at any time prior to the stated termination date.

Dealer Manager and Compensation We Will Pay for the Sale of Our Shares

Our board of trustees has arbitrarily determined the initial selling price of the shares, which is consistent with comparable real estate investment programs in the market, and such price was not based on our book or asset values, or to any other established criteria for valuing issued or outstanding shares. The offering price is not indicative of the proceeds that you would receive upon liquidation.

Except as provided below and otherwise described in this section, our dealer manager will receive selling commissions of 7.0% of the gross proceeds from this offering. The dealer manager will also receive a dealer manager fee in the amount of 3.0% of the gross proceeds from this offering as compensation for acting as the dealer manager. Our dealer manager anticipates that, of its 3.0% fee, a maximum of 1.5% of the gross proceeds from shares sold in this offering may be reallowed to soliciting dealers for non-accountable marketing support. However, based on its past experience, our dealer manager does not expect to reallow more than 1.0% of the gross proceeds for such support. Our dealer manager will reallow all selling commissions to soliciting dealers. Alternatively, a soliciting dealer may elect to receive a fee equal to 7.5% of proceeds from the sale of shares by such soliciting dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale. If the selected broker-dealer receives a fee equal to 7.5% of the gross proceeds from the sale of shares by such soliciting dealer, then the dealer manager will receive a 2.5% dealer manager fee. The total amount of all items of compensation from any source payable to our dealer manager or the soliciting dealers will not exceed an amount that equals 10.0% of the gross proceeds of the offering (excluding securities purchased through the distribution reinvestment plan).

Pursuant to the dealer manager agreement with our dealer manager, selling commissions and dealer manager fees are payable only with respect to completed sales of our common shares, which includes, among other things, the receipt by us or on our behalf of a properly completed and executed subscription agreement, together with payment of the full purchase price of each purchased share (which includes the applicable selling commissions and dealer manager fees).

In addition, we will reimburse our advisor entities up to 2% of the aggregate gross offering proceeds we raise from the sale of shares to pay our cumulative legal, accounting, printing and other organization and offering expenses that are not deemed by FINRA to be underwriting compensation (which other expenses may include reimbursement of the bona fide due diligence expenses of the dealer manager and soliciting dealers, as described below). These expense reimbursements are not considered a part of the 10% underwriting compensation under FINRA Rule 2310(b)(4)(B)(vii), although they are considered an organization and offering expense which, when combined with underwriting fees, may not exceed 15% of the gross offering proceeds. Our advisor entities or their affiliates will be responsible for any organization and offering expenses that are not deemed by FINRA to be underwriting compensation to the extent that they exceed 2% of the gross offering proceeds at the completion of this offering, without recourse against or reimbursement by us. In addition, no sales to discretionary accounts will be made without the specific written approval of the investor.

The bona fide due diligence expenses of the dealer manager and soliciting dealers that are included in the organization and offering expenses may include, without limitation, legal fees, travel, lodging, meals and other reasonable out-of-pocket expenses incurred by soliciting dealers and their personnel when visiting our office to verify information related to us and this offering and, in some cases, reimbursement of the allocable share of out-of-pocket internal due diligence personnel of the soliciting dealer conducting due diligence on the offering. Reimbursement of bona fide due diligence expenses is contingent upon the receipt by the dealer manager of an invoice or a similar such itemized statement from the soliciting dealer that demonstrates the actual due diligence expenses incurred by that soliciting dealer.

The dealer manager does not intend to be a market maker and so will not execute trades for selling shareholders. Set forth below is a table indicating the estimated dealer manager compensation and expenses that will be paid in connection with the offering.

	Price to Public	Selling Commissions	Dealer Manager Fees*	Net Proceeds (Before Expenses)
Primary Offering
Per Share	$20.00	$1.40	$0.60	$18.00
Total Minimum	$2,000,000	$140,000	$60,000	$1,800,000
Total Maximum	$750,000,000	$52,500,000	$22,500,000	$675,000,000
Distribution Reinvestment Plan
Per Share	$19.00	$—	$—	$19.00
Total Minimum	$—	$—	$—	$—
Total Maximum	$250,000,000	$—	$—	$250,000,000

*	The dealer manager and soliciting dealers also may be reimbursed for bona fide due diligence expenses.

No selling commissions or dealer manager fee will be paid for shares sold pursuant to the distribution reinvestment plan. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the shares. See the section entitled “Compensation” in this prospectus.

We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the soliciting dealers, such as golf shirts, fruit baskets, cakes, chocolates, a bottle of wine, or tickets to a sporting event. In no event shall such items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achievement of a sales target. The value of such items will be considered underwriting compensation in connection with this offering.

Subject to certain limitations in our agreements, we have agreed to indemnify the dealer manager and soliciting dealers and their respective officers, directors, employees, members, partners, affiliates, agents and employees, and the dealer manager and soliciting dealers have agreed to severally indemnify us, our officers, trustees, employees, members, partners, affiliates, agents and representatives against certain liabilities in connection with this offering, including liabilities arising under the Securities Act. However, the Securities and

Exchange Commission takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

No selling commissions will be paid, but dealer manager fees will be paid, in connection with the sale of shares to investors whose contracts for investment advisory and related brokerage services with their broker-dealer include a fixed or “wrap” fee feature. If the investor has either engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department (collectively, an RIA sale), then the investor may agree with his participating broker-dealer to reduce the amount of selling commissions payable with respect to the sale of his shares down to zero. If no other broker-dealer is involved in connection with an RIA sale, then our dealer manager will act as the broker-dealer of record and execute the sale presented to us by the RIA. Our dealer manager will be paid the dealer manager fees associated with the sale and the net proceeds to us will not be affected by reducing the selling commissions payable in connection with such transaction. Any reduction in the amount of the selling commissions for these sales will be credited to the investor in the form of additional shares. Fractional shares will be issued.

Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in our shares. However, nothing herein will prohibit a registered broker-dealer or other properly licensed person from earning a sales commission in connection with a sale of the common shares.

To the extent necessary to comply with FINRA rules, we will provide a per share estimated value of our common shares, the method by which we developed such value and the date of the data we used to estimate such value. FINRA rules currently do not provide guidance on the methodology that an issuer must use to determine its per share estimated value of common shares.

In no event will the amount we pay to FINRA members as underwriting compensation in excess of 10% of the gross proceeds of this offering (excluding shares purchased through the distribution reinvestment plan) (FINRA’s 10% cap). All amounts deemed to be “underwriting compensation” by FINRA will be subject to FINRA’s 10% cap.

In connection with the minimum offering and FINRA’s 10% cap, our dealer manager will advance all the fixed expenses, including, but not limited to, wholesaling salaries, salaries of dual employees allocated to wholesaling activities, and other fixed expenses (including, but not limited to wholesaling expense reimbursements and the dealer manager’s legal costs associated with filing the offering with FINRA), that are required to be included within FINRA’s 10% cap to ensure that the aggregate underwriting compensation paid in connection with this offering does not exceed FINRA’s 10% cap.

Also, our dealer manager will repay to us any excess amounts received over FINRA’s 10% cap if the offering is abruptly terminated after reaching the minimum amount, but before reaching the maximum amount, of offering proceeds.

Shares Purchased by Affiliates and Soliciting Dealers

Our executive officers and trustees, as well as officers and employees of our advisor entities, affiliates of our advisor entities, our dealer manager and their family members (including spouses, parents, grandparents, children and siblings) or other affiliates and “Friends,” may purchase shares offered in this offering at a discount. The purchase price for such shares will be $18.00 per share, reflecting the fact that no selling commission or dealer manager fees will be paid in connection with such sale. “Friends” means those individuals who have prior business and/or personal relationships with our executive officers, trustees or co-sponsors, including, without limitation, any service provider. The net offering proceeds we receive will not be affected by such sales of shares at a discount. Our executive officers, trustees and other purchasers of our shares described above will be expected to hold their shares purchased as shareholders for investment and not with a view towards resale. In addition, shares purchased by our dealer manager or its affiliates will not be entitled to vote on any matter presented to the shareholders for a vote relating to the removal of our advisor or any transaction between us and any of our trustees, our advisor entities or any of their respective affiliates. No trustee, officer or advisor or any affiliate may own more than 9.8% in value of the aggregate of our outstanding shares or more than 9.8% in number or value, whichever is more restrictive, of the aggregate of our outstanding common shares, unless exempted (prospectively or retroactively) by our board of trustees.

Purchases by soliciting dealers, including their registered representatives and their immediate family, will be less the selling commission.

Volume Discounts

We will offer a reduced share purchase price to “single purchasers” on orders of more than $500,000 and selling commissions paid to our dealer manager and soliciting dealers will be reduced by the amount of the share purchase price discount.

The per share purchase price will apply to the specific range of each share purchased in the total volume ranges set forth in the table below. The reduced purchase price will not affect the amount we receive for investment.

For a “Single Purchaser”	Purchase Price per Share in Volume Discount Range	Selling Commission per Share in Volume Discount Range
$1,000 – $500,000	$20.00	$1.40
$500,001 – $1,000,000	$19.80	$1.20
$1,000,001 – $4,999,999	$19.10	$0.50
$5,000,000+	$19.10 (subject to reduction as described below)	$0.50 (subject to reduction as described below)

Any reduction in the amount of the selling commissions in respect of volume discounts received will be credited to the investor in the form of additional shares. Fractional shares will be issued.

As an example, a single purchaser would receive 50,252.53 shares rather than 50,000 shares for an investment of $1,000,000 and the selling commission would be $65,303.04. The discount would be calculated as follows: the purchaser would acquire 25,000 shares at a cost of $20.00 and 25,252.53 shares at a cost of $19.80 per share and would pay commissions of $1.40 per share for 25,000 shares and $1.20 per share for 25,252.53 shares. The dealer manager fee of $0.60 per share would still be payable out of the purchase price per share. In no event will the proceeds to us be less than $18.00 per share.

For purchases of $5,000,000 or more, in our sole discretion, selling commissions may be reduced from $0.50 per share or less and the dealer manager fee may be reduced from 3% of the purchase price, but in no event will the proceeds to us be less than $18.00 per share. In the event of a sale of $5,000,000 or more with reduced selling commissions or dealer manager fees, we will supplement this prospectus to include: (a) the aggregate amount of the sale, (b) the price per share paid by the purchaser and (c) a statement that other investors wishing to purchase at least the amount described in clause (a) will pay no more per share than the purchaser described in clause (b).

Because all investors will be deemed to have contributed the same amount per share to us for purposes of distributions of net cash from operations and sale proceeds, investors qualifying for a volume discount will receive a higher return on their investment than investors who do not qualify for such discount.

Regardless of any reduction in any commissions for any reason, any other fees based upon gross proceeds of the offering will be calculated as though the purchaser had paid $20 per share.

Orders may be combined for the purpose of determining the total commissions payable with respect to applications made by a “single purchaser,” so long as all the combined purchases are made through the same soliciting dealer. The amount of total commissions thus computed will be apportioned pro rata among the individual orders on the basis of the respective amounts of the orders being combined. As used herein, the term “single purchaser” will include:

•	any person or entity, or persons or entities, acquiring shares as joint purchasers;
•	all profit-sharing, pension and other retirement trusts maintained by a given corporation, partnership or other entity;

•	all funds and foundations maintained by a given corporation, partnership or other entity;
•	all profit-sharing, pension and other retirement trusts and all funds or foundations over which a designated bank or other trustee, person or entity exercises discretionary authority with respect to an investment in our company; and
•	any person or entity, or persons or entities, acquiring shares that are clients of and are advised by a single investment adviser registered under the Investment Advisers Act of 1940, as amended.

In the event a single purchaser described in the last five categories above wishes to have its orders so combined, that purchaser will be required to request the treatment in writing, which request must set forth the basis for the discount and identify the orders to be combined. Any request will be subject to our verification that all of the orders were made by a single purchaser.

Orders also may be combined for the purpose of determining the commissions payable in the case of orders by any purchaser described in any category above who, within 90 days of its initial purchase of shares, orders additional shares. In this event, the commission payable with respect to the subsequent purchase of shares will equal the commission per share which would have been payable in accordance with the commission schedule set forth above if all purchases had been made simultaneously. Purchases subsequent to this 90 day period will not qualify to be combined for a volume discount as described herein.

Notwithstanding the above, our dealer manager may, at its sole discretion, enter into an agreement with a soliciting dealer participating in this offering, whereby such soliciting dealer may aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from such soliciting dealer. Additionally, our dealer manager may, at its sole discretion, aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from our dealer manager. Any reduction in selling commissions and marketing support fees would be prorated among the separate subscribers.

Unless investors indicate that orders are to be combined and provide all other requested information, we will not be held responsible for failing to combine orders.

Purchases by entities not required to pay federal income tax may only be combined with purchases by other entities not required to pay federal income tax for purposes of computing amounts invested if investment decisions are made by the same person. If the investment decisions are made by an independent investment advisor, that investment advisor may not have any direct or indirect beneficial interest in any of the entities not required to pay federal income tax whose purchases are sought to be combined. You must mark the “Additional Investment” space on the subscription agreement signature page in order for purchases to be combined. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space.

If the subscription agreements for the purchases to be combined are submitted at the same time, then the additional common shares to be credited to you as a result of such combined purchases will be credited on a pro rata basis. If the subscription agreements for the purchases to be combined are not submitted at the same time, then any additional common shares to be credited as a result of the combined purchases will be credited to the last component purchase, unless we are otherwise directed in writing at the time of the submission. However, the additional common shares to be credited to any entities not required to pay federal income tax whose purchases are combined for purposes of the volume discount will be credited only on a pro rata basis on the amount of the investment of each entity not required to pay federal income tax on their combined purchases.

California residents should be aware that volume discounts will not be available in connection with the sale of shares made to California residents to the extent such discounts do not comply with the provisions of Rule 260.140.51 adopted pursuant to the California Corporate Securities Law of 1968. Pursuant to this rule, volume discounts can be made available to California residents only in accordance with the following conditions:

•	there can be no variance in the net proceeds to us from the sale of the shares to different purchasers of the same offering;
•	all purchasers of the shares must be informed of the availability of quantity discounts;
•	the same volume discounts must be allowed to all purchasers of shares which are part of the offering;
•	the minimum amount of shares as to which volume discounts are allowed cannot be less than $10,000;
•	the variance in the price of the shares must result solely from a different range of commissions, and all discounts must be based on a uniform scale of commissions; and
•	no discounts are allowed to any group of purchasers.

Accordingly, volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels based on dollar volume of shares purchased, but no discounts are allowed to any group of purchasers, and no subscriptions may be aggregated as part of a combined order for purposes of determining the number of shares purchased.

Subscription Process

If you meet our suitability standards, you may subscribe for shares by completing and signing a subscription agreement (in the form attached to this prospectus as Exhibit B) for a specific number of shares and paying for the shares at the time of your subscription. Until we sell the minimum offering of $2,000,000, you should make your checks payable to “LegacyTexas Bank, Escrow Agent for United Development Funding Income Fund V.” LegacyTexas Bank will serve as our escrow agent, but it has not approved, endorsed or passed upon the merits of an investment in our shares or reviewed or endorsed any disclosures made by us in this prospectus. Once we have received and accepted subscriptions for $2,000,000, you should make your checks payable to “United Development Funding Income Fund V,” except that New York and Pennsylvania investors should continue to make checks payable to “LegacyTexas Bank, Escrow Agent for United Development Funding Income Fund V” until we have received and accepted subscriptions for $2,500,000 million and $37,500,000 million, respectively, at which point you should make your checks payable to “United Development Funding Income Fund V.” To purchase shares in this offering, you must complete and sign a subscription agreement, like the one contained in this prospectus as Exhibit B. You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely.

By executing the subscription agreement, you will attest, among other things, that you:

•	have received the final prospectus and any supplements thereto;
•	accept the terms of our declaration of trust and bylaws;
•	meet the minimum income and net worth requirements described in this prospectus;
•	understand that, if you are a California resident or ever propose to transfer your shares to a California resident, the State of California imposes transfer restrictions on our shares in addition to the restrictions included in our declaration of trust;
•	are purchasing the shares for your own account;
•	acknowledge that there is no public market for our shares; and
•	are in compliance with the USA PATRIOT Act and are not on any governmental authority watch list.

We include these representations in our subscription agreement in order to prevent persons who do not meet our suitability standards or other investment qualifications from subscribing to purchase our shares.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subject to compliance with Rule 15c2-4 of the Exchange Act, our dealer manager and/or the soliciting dealers participating in this offering will promptly submit a subscriber’s subscription agreement and check on the business day following receipt of the subscriber’s subscription agreement and check. In certain circumstances where the suitability review procedures are more lengthy than customary, a subscriber’s check will be promptly deposited in compliance with Exchange Act Rule 15c2-4. Until we have received and accepted subscriptions for at least $2,000,000 the proceeds from subscriptions will be deposited in a segregated escrow account with our escrow agent, and will be held in trust for the investor’s benefit, pending release to us, subject to the special escrow provisions for residents of Pennsylvania and New York described in the “— Minimum Offering” section below. After we have sold $2,000,000 of shares and released the subscription proceeds from escrow, we expect to admit new investors each business day, subject to the special escrow provisions for residents of Pennsylvania and New York described in the “— Minimum Offering” section below. We and the dealer manager may, in our discretion, delay the release of funds from escrow beyond the date we receive subscriptions for the minimum offering.

A sale of the shares may not be completed until at least five business days after the subscriber receives our final prospectus as filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act and any supplements thereto. Within ten business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. If we accept the subscription, we will mail a confirmation within three days. The date of acceptance will be the date that we admit the investor as a shareholder, which may or may not be the date on which the corresponding confirmation is sent. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest (unless we reject your subscription because we fail to achieve the minimum offering) or deduction, within ten business days after rejecting it.

Investments by IRAs and Certain Qualified Plans

If an investor elects to invest in our shares through an IRA, SEP or certain other tax-deferred account, such investor may designate an IRA custodian, or we may appoint one or more IRA custodians for investors of our common shares who desire to establish an IRA, SEP or certain other tax-deferred accounts or transfer or rollover existing accounts. Our advisor entities may determine to pay the fees related to the establishment of investor accounts with such IRA custodian(s), and they also may pay the fees related to the maintenance of any such account for the first year following its establishment. Thereafter, we expect the IRA custodian(s) to provide this service to our shareholders with annual maintenance fees charged at a discounted rate. In the future, we may make similar arrangements for our investors with other custodians. Further information as to custodial services is available through your broker or may be requested from us.

Minimum Offering

Subscription proceeds will be placed in escrow until such time as subscriptions aggregating at least the minimum offering of $2,000,000 of our common shares have been received and accepted by us, subject to the special escrow provisions for residents of Pennsylvania and New York described below. Funds in escrow will be invested in short-term investments, which may include obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds) that can be readily sold, with appropriate safety of principal. Subscribers may not withdraw funds from the escrow account. Any purchase of shares by our co-sponsors, trustees, officers and other affiliates will be included for purposes of determining whether the minimum of $2,000,000 of common shares required to release funds from the escrow account has been sold.

If subscriptions for at least the minimum offering have not been received and accepted by            , 2015, which is one year after the effective date of this offering, our escrow agent will promptly so notify us, this offering will be terminated and your funds and subscription agreement will be returned to you within ten days after the date of such termination. Interest will accrue on funds in the escrow account as applicable to the short-term investments in which such funds are invested. During any period in which subscription proceeds are held in escrow, interest earned thereon will be allocated among subscribers on the basis of the respective amounts of their subscriptions and the number of days that such amounts were on deposit. Such interest will be paid to subscribers upon the termination of the escrow period, subject to withholding for taxes pursuant to applicable Treasury Regulations. We will bear all expenses of the escrow and, as such, any interest to be paid to any subscriber will not be reduced for such expense.

Subscription proceeds received from residents of Pennsylvania will be placed in a separate interest-bearing escrow account with the escrow agent until subscriptions for shares aggregating at least $37,500,000 have been received and accepted by us. If we have not raised a minimum of $37,500,000 million in gross offering proceeds (including sales made to residents of other jurisdictions) by the end of each 120-day escrow period (with the initial 120-day escrow period commencing upon the effectiveness of this offering), we will notify Pennsylvania investors in writing by certified mail within ten calendar days after the end of each 120-day escrow period that they have a right to have their investments returned to them. If a Pennsylvania investor requests the return of his or her subscription funds within ten calendar days after receipt of the notification, we must return those funds to the investor, together with any interest earned on the funds for the time those funds remain in escrow subsequent to the initial 120-day escrow period, within 15 calendar days after receipt of the investor’s request.

Subscription proceeds received from residents of New York will be placed in a separate interest-bearing account with the escrow agent until subscriptions aggregating at least $2,500,000 have been received and accepted by us. If we have not received and accepted subscriptions aggregating at least $2,500,000 million by the end of the offering period, subscriptions of New York residents will be returned to them within ten business days after the last day of the offering period.

HOW TO SUBSCRIBE

Investors who meet the applicable suitability standards and minimum purchase requirements as described in the section of this prospectus captioned “Suitability Standards” may purchase our common shares of beneficial interest. See “Suitability Standards” for a description of the minimum purchase requirements. After you have read the entire prospectus and the current supplement(s), if any, accompanying this prospectus, if you want to purchase our shares, you must proceed as follows:

(1)	Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Exhibit B.
(2)	Prior to the time we sell the initial 100,000 shares in this offering, please deliver the completed subscription agreement with a check for the full purchase price of the shares being subscribed for, payable to “LegacyTexas Bank, Escrow Agent for United Development Funding Income Fund V,” to LegacyTexas Bank, 100 Throckmorton, Suite 120, Fort Worth, Texas 76102.
(3)	After we sell the initial 100,000 shares, your check should be made payable to “United Development Funding Income Fund V” and the delivery instructions set forth below should be used, except that New York and Pennsylvania investors should continue to make checks payable to “LegacyTexas Bank, Escrow Agent for United Development Funding Income Fund V” and use the delivery instructions provided above until we have received and accepted subscriptions for $2.5 million and $37.5 million, respectively, at which point your check should be made payable to “United Development Funding Income Fund V” and you should use the following delivery instructions. The completed subscription agreement and the check should be delivered to United Development Funding Income Fund V, c/o DST Systems, Inc., PO Box 219096, Kansas City, Missouri 64121-9096 (for overnight deliveries, send to United Development Funding Income Fund V, c/o DST Systems, Inc., 430 West 7th Street, Kansas City, Missouri 64105). Certain dealers who have “net capital,” as defined in the applicable federal securities regulations, of $250,000 or more may instruct their customers to make their checks payable directly to the dealer. In such case, the dealer will issue a check made payable to the escrow agent or us, as applicable, for the purchase price of your subscription.
(4)	By executing the subscription agreement and paying the full purchase price for the shares subscribed for, you agree to be bound by the terms of the subscription agreement.

An approved trustee must process through us and forward us subscriptions made through IRAs, Keogh plans, 401(k) plan and other tax-deferred plans.

SUPPLEMENTAL SALES MATERIAL

In addition to this prospectus, we may utilize certain sales material in connection with the offering of the shares, although only when accompanied by or preceded by the delivery of this prospectus. The sales material may include:

•	investor sales promotion brochures;
•	cover letters transmitting the prospectus;
•	brochures containing a summary description of the offering;
•	brochures describing our co-sponsors, advisor entities, trustees and officers;
•	reprints of articles about us or the real estate industry generally;
•	fact sheets describing the general nature of our business and our investment objectives;
•	slide presentations and studies of the prior performance of entities managed by our advisor entities and their affiliates;
•	broker updates;
•	computer presentations;

•	website material;
•	electronic media presentations;
•	audio cassette presentations;
•	video presentations;
•	CD-ROM presentations;
•	seminars and seminar advertisements and invitations; and
•	scripts for telephonic marketing.

All of the foregoing material will be prepared by our advisor entities or their affiliates with the exception of third-party article reprints. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

The offering of shares is made only by means of this prospectus. Although the information contained in the supplemental sales material will not conflict with any of the information contained in this prospectus, such sales material does not purport to be complete, and should not be considered a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or said registration statement or as forming the basis of the offering of the shares.

LEGAL MATTERS

Venable LLP, Baltimore, Maryland, will pass upon the legality of the common shares and Morris, Manning & Martin, LLP, Atlanta, Georgia, will pass upon legal matters in connection with our status as a REIT for federal income tax purposes. Morris, Manning & Martin, LLP will rely on the opinion of Venable LLP as to all matters of Maryland law. Neither Venable LLP nor Morris, Manning & Martin, LLP purport to represent our shareholders or potential investors, who should consult their own counsel. Morris, Manning & Martin, LLP also has represented affiliates of our sub-advisor in other matters and may continue to do so in the future. Proskauer Rose LLP, New York, New York, represents our advisor, our dealer manager and certain of their affiliates and may continue to do so in the future. See the “Conflicts of Interest” section of this prospectus.

EXPERTS

The financial statements included in this Prospectus have been audited by Whitley Penn LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the audit report of such firm given upon their authority as experts in accounting and auditing.

ELECTRONIC DELIVERY OF DOCUMENTS

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information (referred to herein as “documents”) electronically by so indicating on the subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our Internet website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

ADDITIONAL INFORMATION

We have filed a registration statement on Form S-11 with the Securities and Exchange Commission with respect to the common shares of beneficial interest to be issued in this offering. After the commencement of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may request and obtain a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

United Development Funding Income Fund V Investor Services
The United Development Funding Building
1301 Municipal Way
Grapevine, Texas 76051
Telephone: (817) 835-0650 or (800) 859-9338

One of our co-sponsors maintains an Internet site at www.udfonline.com, at which there is additional information about us. The contents of that site are not incorporated by reference in, or otherwise a part of, this prospectus.

This prospectus, as permitted under the rules of the Securities and Exchange Commission, does not contain all of the information set forth in the registration statement and the exhibits related thereto. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

You can read our registration statement and the exhibits thereto and our future Securities and Exchange Commission filings over the Internet at http://www.sec.gov. You also may read and copy any document we file with the Securities and Exchange Commission at its public reference room at 100 F Street, N.W., Washington, D.C. 20549. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.W., Washington, D.C. 20549. Please contact the Securities and Exchange Commission at 1-800-SEC-0330 or e-mail at publicinfo@sec.gov for further information about the public reference room.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
United Development Funding Income Fund V

We have audited the accompanying balance sheet of United Development Funding Income Fund V (the “Trust”) as of October 1, 2013, and the related statements of income, changes in shareholders’ equity and cash flows for the day October 1, 2013 (Inception). The Trust’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Development Funding Income Fund V as of October 1, 2013, and the results of its operations and its cash flows for the day October 1, 2013 (Inception) in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn LLP

Dallas, Texas
November 25, 2013

UNITED DEVELOPMENT FUNDING INCOME FUND V

BALANCE SHEET

October 1, 2013
Assets:
Equity receivable	$60,000
Equity receivable – related party	140,000
Deferred offering costs	661,223
Total assets	$861,223
Liabilities:
Accrued liabilities	$8,225
Accrued liabilities – related party	652,998
Total liabilities	661,223
Commitments and contingencies
Shareholders’ equity:
Shares of beneficial interest; $.01 par value; 400,000,000 shares authorized; 10,000 issued and outstanding	100
Additional paid-in capital	199,900
Total shareholders’ equity	200,000
Total liabilities and shareholders’ equity	$861,223

See accompanying notes to financial statements.

UNITED DEVELOPMENT FUNDING INCOME FUND V

STATEMENT OF INCOME

For the day October 1, 2013 (Inception)
Revenues:
Interest income	$—
Total revenues	—
Expenses:
General and administrative	—
Total expenses	—
Net income (loss)	$—

See accompanying notes to financial statements.

UNITED DEVELOPMENT FUNDING INCOME FUND V

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the day October 1, 2013 (Inception)

	Shares of Beneficial Interest		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount
Balance at October 1, 2013 (Inception)	—	$—	$—	$—	$—
Shares issued	10,000	100	199,900	—	200,000
Net income	—	—	—	—	—
Balance at October 1, 2013	10,000	$100	$199,900	$—	$200,000

See accompanying notes to financial statements.

UNITED DEVELOPMENT FUNDING INCOME FUND V

STATEMENT OF CASH FLOWS

For the day October 1, 2013 (Inception)
Operating Activities
Net income (loss)	$—
Net cash provided by operating activities	—
Financing Activities
Proceeds from issuance of shares of beneficial interest	200,000
Equity receivable	(60,000)
Equity receivable – related party	(140,000)
Deferred offering costs	(661,223)
Accrued liabilities	8,225
Accrued liabilities – related party	652,998
Net cash provided by financing activities	—
Net increase (decrease) in cash and cash equivalents	—
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$—

See accompanying notes to financial statements.

UNITED DEVELOPMENT FUNDING INCOME FUND V

NOTES TO FINANCIAL STATEMENTS
October 1, 2013

A. Nature of Business

United Development Funding Income Fund V (the “Trust”) was organized on October 1, 2013 (“Inception”) as a Maryland real estate investment trust that intends to qualify as a real estate investment trust (a “REIT”) under federal income tax laws. The Trust is the sole general partner of and owns a 99.999% partnership interest in United Development Funding Income Fund V Operating Partnership, L.P. (“UDF V OP”), a Delaware limited partnership. UDFH General Services, L.P. (“UDFH GS”), a Delaware limited partnership and the affiliated sub-advisor of the Trust (“Sub-Advisor”), is the sole limited partner and owner of 0.001% (minority interest) of the partnership interests in UDF V OP. UDF Holdings L.P. (“UDFH”), a Delaware limited partnership, owns 99.9% of the limited partnership interests of the Trust’s Sub-Advisor and asset manager, UDFH Land Development, L.P. (“UDFH LD”), a Delaware limited partnership. At October 1, 2013, UDF V OP had no assets, liabilities or equity. The Trust has filed a registration statement on Form S-11 with the Securities and Exchange Commission with respect to a public offering (the “Offering”) of 50,657,895 common shares of beneficial interest.

A maximum of 37,500,000 shares may be sold to the public pursuant to the primary offering portion of the Offering. In addition, the Trust is registering an additional 13,157,895 shares that will be available only to shareholders who elect to participate in the Trust’s distribution reinvestment plan (“DRIP”) under which the Trust’s shareholders may elect to have their distributions reinvested in additional common shares of beneficial interest of the Trust at $19.00 per share, which is 95% of the primary offering price. The Trust reserves the right to reallow the shares being offered between the primary offering and the DRIP.

The Trust intends to use substantially all of the net proceeds from the Offering to originate, purchase and hold for investment secured loans for the acquisition and/or development of parcels of real property as single-family residential lots. The Trust also intends to make direct investments in land for development into single-family lots and provide credit enhancements to real estate developers, land bankers and other real estate investors.

The Trust’s external advisor is American Realty Capital Residential Advisors, LLC (“ARCR Advisors” or “Advisor”). The Trust’s Advisor will be responsible for coordinating the management of the Trust’s day-to-day operations and for identifying and making investments on the Trust’s behalf, subject to the supervision of the Trust’s board of trustees. Subject to the terms of the advisory agreement, the Trust’s Advisor has delegated substantial duties, including selecting and negotiating investments and seeking and procuring financing, to UDFH GS, the Trust’s Sub-Advisor. Notwithstanding such delegation to the Sub-Advisor, the Trust’s Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

The Advisor and Sub-Advisor may collectively be referred to as “Advisor Entities.”

The Trust’s Sub-Advisor, acting on behalf of the Trust’s Advisor, has engaged its affiliate, UDFH LD, to provide asset management services including selecting and negotiating the terms of the Trust’s secured loans and other real estate investments. The asset manager oversees the investment and finance activities of the Trust and, along with the Trust’s Advisor and Sub-Advisor, will provide the Trust’s board of trustees recommendations regarding the Trust’s investments and finance transactions, management, policies and guidelines, and will review investment transaction structures and terms, investment underwriting, investment collateral, investment performance, investment risk management, and the Trust’s capital structure at both the entity and asset level.

The Trust is in the development stage and has not begun its principal operations. The Trust has no employees. The Trust’s offices are located in Grapevine, Texas.

UNITED DEVELOPMENT FUNDING INCOME FUND V

NOTES TO FINANCIAL STATEMENTS
October 1, 2013

B. Summary of Significant Accounting Policies

A summary of the Trust’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America “GAAP.”

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and cash equivalents

The Trust considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of October 1, 2013, there were no such amounts included in cash and cash equivalents.

Organization and Offering Expenses

Organization costs will be expensed as incurred in accordance with Statement of Position 98-5, Reporting on the Costs of Start-up Activities, currently within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 720-15. Offering costs related to raising capital from debt will be capitalized and amortized over the term of such debt. Offering costs related to raising capital from equity reduce equity and are reflected as share issuance costs in shareholders’ equity. Certain offering costs are currently being paid by the Advisor Entities. As discussed in Note D, these costs will be reimbursed to the Advisor Entities by the Trust.

Income Taxes

The Trust intends to make an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2014, or the first year in which the Trust commences material operations. If the Trust qualifies for taxation as a REIT, the Trust generally will not be subject to federal corporate income tax to the extent it distributes its REIT taxable income to its shareholders, so long as it distributes at least 90% of its REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Even if the Trust qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Fair Value of Financial Instruments

In accordance with the reporting requirements of FASB ASC 825-10, Financial Instruments-Fair Value, the Trust calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of equity receivable, equity receivable — related party, accrued liabilities and accrued liabilities — related party approximate the carrying amounts due to the relatively short maturity of these instruments.

UNITED DEVELOPMENT FUNDING INCOME FUND V

NOTES TO FINANCIAL STATEMENTS
October 1, 2013

C. Shareholders’ Equity

On October 1, 2013, the Trust filed its declaration of trust which authorizes the Trust to issue up to 400,000,000 shares of beneficial interest. In connection with the Trust’s formation, UDFH and ARCR Advisors acquired an aggregate of 10,000 of the Trust’s common shares of beneficial interest, which represents all of the Trust’s outstanding shares, for an aggregate purchase price of $200,000. UDFH also owns nine limited partnership units of UDF V OP, its operating partnership, for which it has contributed $0.90 and which constitutes 0.001% of the partnership units outstanding. The Trust is the sole general partner and owner of a 99.999% partnership interest in UDF V OP. UDFH may not sell any of these securities during the period ARCR Advisors serves as the Trust’s Advisor, except for transfer of such securities to their affiliates. In addition, any resale of these securities and the resale of any such securities that may be acquired by the Trust’s affiliates are subject to the provisions of Rule 144 promulgated under the Securities Act of 1933, as amended, which rule limits the number of shares that may be sold at any one time and the manner of such resale. Although UDFH and AR Capital and their affiliates are not prohibited from acquiring additional shares, they have no options or warrants to acquire any additional shares and have no current plans to acquire additional shares. UDFH and ARCR Advisors have agreed to abstain from voting any shares they now own or hereafter acquire in any vote regarding the approval or termination of any contract or transaction with the Advisor Entities or any of their affiliates.

D. Deferred Offering Costs

Various parties will receive compensation as a result of the Offering, including the Advisor Entities, affiliates of the Advisor Entities, the dealer manager and participating broker-dealers. The Advisor Entities fund organization and offering costs on the Trust’s behalf and will be paid by the Trust for such costs in an amount up to 2% of the gross offering proceeds raised by the Trust in the Offering less any offering costs paid by the Trust directly. Payments to the dealer manager include selling commissions (7% of gross offering proceeds, except that no commissions will be paid with respect to sales under the DRIP) and dealer manager fees (up to 3% of gross offering proceeds, except that no dealer manager fees will be paid with respect to sales under the DRIP). The dealer manager will reallow all selling commissions, subject to federal and state securities laws, to the participating broker dealers who sold the Trust’s common shares. The dealer manager, in its sole discretion, may reallow all or a portion of the dealer manager fee attributable to the Trust’s common shares, subject to federal and state securities laws, sold by soliciting dealers participating in the Offering. Alternatively, a participating broker-dealer may elect to receive a fee equal to 7.5% of the gross proceeds from the sale of shares by such participating broker-dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale. The total amount of all items of compensation from any source payable to the dealer manager or the participating broker-dealers will not exceed an amount that equals 10% of the gross offering proceeds (excluding shares purchased through the DRIP). If the participating broker-dealer receives a 7.5% selling commission, then the dealer manager will receive a 2.5% dealer manager fee.

E. Operational Compensation

The Advisor Entities or their affiliates will receive acquisition and origination fees and expenses of 3% of the net amount available for investment in secured loans and other real estate investment assets (after payment of selling commissions, dealer manager fees and organization and offering expenses) in connection with the origination, making or investing in secured loans or the purchase, development or construction of a real estate asset, including, without limitation, real estate commissions, selection fees, non-recurring management fees, loan fees, points or any other fees of a similar nature.

The Advisor will receive advisory fees of 1.5% per annum of the aggregate book value of the Trust’s assets invested, directly or indirectly, in equity interests in and loans secured by real estate, before deducting

UNITED DEVELOPMENT FUNDING INCOME FUND V

NOTES TO FINANCIAL STATEMENTS
October 1, 2013

E. Operational Compensation  – (continued)

depreciation, bad debts or other similar non-cash reserves, computed by taking the average of such values at the end of each month during such period. The Advisor will re-allow 70% of the advisory fees paid to the Advisor to the Sub-Advisor.

The Advisor Entities will receive 1% of the amount made available to the Trust pursuant to the origination of any line of credit or other debt financing, provided that the Advisor Entities have provided a substantial amount of services as determined by the Trust’s independent trustees. On each anniversary date of the origination of any such line of credit or other debt financing, an additional fee of 0.25% of the amount made available to the Trust will be paid if such line of credit or other debt financing continues to be outstanding on such date, or a pro rated portion of such additional fee will be paid for the portion of such year that the financing was outstanding.

The Trust’s asset manager will receive 0.25% of the aggregate outstanding loan balances held by the Trust, which will be payable monthly in an amount equal to one-twelfth of 0.25% of the Trust’s aggregate outstanding loan balances as of the last day of the immediately preceding month.

The Trust will reimburse the expenses incurred by the Advisor Entities in connection with their provision of services to the Trust, including the Trust’s allocable share of the Advisor Entities’ overhead, such as rent, personnel costs, utilities and IT costs. The Trust will not reimburse the Advisor Entities for personnel costs in connection with services for which the Advisor Entities or its affiliates receive other fees.

The Advisor will receive 15% of the amount by which the Trust’s net income for the immediately preceding year exceeds the sum of the total amount of capital raised from (and returned to) investors and a 7.35% per annum cumulative, non-compounded return to investors, as adjusted to reflect prior cash distributions to shareholders which constitute a return of capital. The fee will be paid annually and upon termination of the advisory agreement. If the fee is being paid upon termination of the advisory agreement, then such fee will be appropriately pro rated for a partial year and calculated based upon the Trust’s net income and aggregate capital contributions for such partial year. The Trust’s Advisor will reallow 70% of the subordinated incentive fee paid to the Advisor directly to the Sub-Advisor.

F. Disposition/Liquidation Compensation

Upon placement of securitized loan pool interests, the Advisor Entities will be paid a fee equal to 1% of the par amount of the securities sold, provided the Advisor Entities have provided a substantial amount of services as determined by the independent trustees.

For substantial assistance in connection with the sale of properties, the Advisor Entities will be paid the lesser of one-half of the reasonable and customary real estate or brokerage commission or 2% of the contract sales price of each property sold; provided, however, that in no event may the disposition fees paid to the Advisor Entities, their affiliates and unaffiliated third parties exceed 6% of the contract sales price. The Trust’s independent trustees will determine whether the Advisor Entities or their affiliates have provided substantial assistance to the Trust in connection with the sale of a property. Substantial assistance in connection with the sale of a property includes the Advisor Entities’ preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the Advisor Entities in connection with a sale.

Upon listing the Trust’s common shares on a national securities exchange, the Advisor will be entitled to a fee equal to 15% of the amount, if any, by which (1) the market value of the Trust’s outstanding shares plus distributions paid by the Trust prior to listing, exceeds (2) the sum of the total amount of capital raised from investors and a 7.35% annual cumulative, non-compounded return to investors. The Advisor will reallow 70% of the subordinated incentive listing fee paid to the Advisor directly to the Sub-Advisor.

UNITED DEVELOPMENT FUNDING INCOME FUND V

NOTES TO FINANCIAL STATEMENTS
October 1, 2013

G. Commitments and Contingencies

Litigation

In the ordinary course of business, the Trust may become subject to litigation or claims. There are no material pending legal proceedings known to be contemplated against the Trust.

H. Economic Dependency

Under various agreements, the Trust has engaged or will engage the Advisor Entities and their affiliates to provide certain services that are essential to the Trust, including asset management services, asset acquisition and disposition decisions, the sale of the Trust’s common shares of beneficial interest available for issue, as well as other administrative responsibilities for the Trust. As a result of these relationships, the Trust is dependent upon the Advisor Entities and their affiliates. In the event that these entities were unable to provide the Trust with the respective services, the Trust would be required to find alternative providers of these services.

I. Subsequent Event

On November 13, 2013, the equity receivable — related party was received, and the equity receivable was received on November 20, 2013.

EXHIBIT A

PRIOR PERFORMANCE TABLES

The following Prior Performance Tables (Tables) provide information relating to real estate investment programs sponsored by our sub-advisor and its affiliates (Prior Real Estate Programs), all of which have investment objectives similar to ours. See the section of this prospectus captioned “Investment Objectives and Criteria.”

Prospective investors should read these Tables carefully together with the summary information concerning the Prior Real Estate Programs as set forth in the “Prior Performance Summary” section of this prospectus.

Investors in this offering will not own any interest in any Prior Real Estate Program and should not assume that they will experience returns, if any, comparable to those experienced by investors in the Prior Real Estate Programs.

Our sub-advisor is responsible for the acquisition and maintenance of the secured loans and other real estate investments. The financial results of the Prior Real Estate Programs provide an indication of Prior Real Estate Programs for which our sub-advisor and its affiliates were ultimately responsible and the performance of these programs during the periods covered. However, general economic conditions affecting the real estate and real estate finance industries and other factors contribute significantly to financial results.

The following tables are included herein:

Table I	—	Experience in Raising and Investing Funds (as a percentage of investment)
Table II	—	Compensation to Sponsor (in dollars)
Table III	—	Annual Operating Results of Prior Real Estate Programs
Table V	—	Sales or Disposals of Property

Table IV — Results of Completed Programs has been omitted because no real estate program sponsored by our sub-advisor or its affiliates has completed operations in the most recent five years.

Our determination as to which prior programs have investment objectives similar to ours was based primarily on the type of secured loans in which the programs invested. Generally, we consider programs that invest materially in real property for development into single-family residential lots and secured loans for the acquisition and/or development of parcels of real property into single-family residential lots to have investment objectives similar to ours. We have also taken into account the differences between real estate investment trusts and real estate limited partnerships in determining whether other real estate programs have investment objectives similar to ours.

The following are definitions of certain terms used in the Tables:

“Acquisition Fees” means fees and commissions paid by a Prior Real Estate Program in connection with its investment or purchase of a secured loan, except development fees paid to a person not affiliated with the Prior Real Estate Program or with a general partner or advisor of the Prior Real Estate Program in connection with the actual development of a project after acquisition of an investment by the Prior Real Estate Program.

“Organization Expenses” include legal fees, accounting fees, securities filing fees, printing and reproduction expenses and fees paid to the sponsor in connection with the planning and formation of the Prior Real Estate Program.

“UDF III” refers to United Development Funding III, L.P.

“UDF IV” refers to United Development Funding IV.

“UDF LOF” refers to United Development Funding Land Opportunity Fund, L.P.

“Underwriting Fees” include selling commissions and marketing support fees paid to broker-dealers for services provided by the broker-dealers during the offering.

Past performance is not necessarily indicative of future performance.

TABLE I
(UNAUDITED)

EXPERIENCE IN RAISING AND INVESTING FUNDS

This table provides a summary of the experience of the sponsors of Prior Real Estate Programs for which offerings have been initiated since May 15, 2006. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties. All figures are as of December 31, 2012.

	UDF III (Public Offering)	UDF LOF (Private Placement)	UDF IV (Public Offering)
Dollar amount offered	$450,000,000	$100,000,000	$700,000,000
Dollar amount raised(1)	383,551,316	53,235,379	352,494,473
Date offering began	5/15/2006	4/9/2008	11/12/2009
Length of offering in months	36 (2)(3)	39 (4)	38 (2)(5)
Months to invest 90 percent of amount available for investment (measured from offering date)	3	7	8

(1)	Amount raised through December 31, 2012.
(2)	UDF III and UDF IV continue to offer shares pursuant to their distribution reinvestment plans.
(3)	UDF III terminated its offering effective April 23, 2009.
(4)	UDF LOF terminated its offering effective June 30, 2011.
(5)	UDF IV's offering was ongoing as of December 31, 2012; the offering was subsequently terminated effective May 13, 2013.

TABLE II
(UNAUDITED)

COMPENSATION TO SPONSOR

The following sets forth the compensation received by our sub-advisor and its affiliates, including compensation paid out of offering proceeds and compensation paid in connection with the ongoing operations of Prior Real Estate Programs the offerings of which have been completed since April 23, 2009. All of the Prior Real Estate Programs in this table are continuing operations. Each of the Prior Real Estate Programs for which information is presented below has investment objectives similar or identical to ours. All figures are as of December 31, 2012.

	UDF III	UDF LOF	UDF IV
Date offering commenced	5/15/2006	4/9/2008	11/12/2009
Dollar amount raised(1)	$383,551,316	$53,235,379	$352,494,473	(5)
Amount paid to sponsor from proceeds of offering:
Wholesaling and marketing fees(2)	3,996,158	840,879	—
Acquisition fees:
Real estate commissions	—	—	—
Advisory fees	—	—	—
Total amount paid to sponsor	3,996,158	840,879	—
Dollar amount of cash generated (used in) operations before deducting payments to sponsor(3)	199,781,035	(2,964,106)	19,128,006
Amount paid to sponsor from operations:
Loan servicing fees	3,954,636	142,710	—
Trust advisory or partnership management fees(4)	30,075,813	4,132,951	15,673,559
Reimbursements	—	—	—
Leasing commissions	—	—	—
Dollar amount of property sales and refinancing before deducting payments to sponsor
Cash	—	—	—
Other	—	—	—
Amount paid to sponsor from property sales and refinancing:
Real estate commissions	—	—	—
Financing fees	—	—	718,753

(1)	Amount raised through December 31, 2012.
(2)	Wholesaling and marketing fees represent those fees paid in exchange for: (a) developing and implementing a marketing plan to effect the sale of securities, (b) designing and coordinating all marketing materials deemed necessary for the marketing of securities, (c) coordinating the review and filing of all marketing and advertising, (d) recruiting wholesalers to market the securities, (e) wholesaling commissions paid to licensed wholesalers, (f) provision of capital for travel and entertainment conducted by wholesalers, (g) reimbursement of marketing expenses, (h) negotiations of selling agreements with broker-dealers, (i) coordination of the due diligence process, and (j) participation in due diligence conferences.
(3)	Reflects cash generated from operations before deducting payment to sponsor from inception of program through December 31, 2012.
(4)	Reflects fees incurred through December 31, 2012.
(5)	UDF IV's offering was ongoing as of December 31, 2012; the offering was subsequently terminated effective May 13, 2013.

TABLE III
(UNAUDITED)

OPERATING RESULTS OF PRIOR PROGRAMS
UNITED DEVELOPMENT FUNDING III, L.P.

The following sets forth the operating results of Prior Real Estate Programs, the offerings of which have been completed since December 31, 2007. Each of the Prior Real Estate Programs for which information is presented below has investment objectives similar or identical to ours.

	December 31,
	2008	2009	2010	2011	2012
BALANCE SHEET DATA
Cash and cash equivalents(1)	$16,711,100	$7,783,746	$2,318,041	$4,253,040	$5,389,484
Accrued interest receivable – related parties	683,529	2,168,201	2,326,569	2,622,866	2,673,830
Mortgage notes receivable, net	169,825,653	202,437,145	220,804,130	224,471,362	226,908,530
Mortgage notes receivable – related parties, net	43,311,599	51,973,747	54,622,666	52,027,407	49,021,242
Participation interest – related party, net	39,259,006	54,726,000	57,851,492	66,150,523	75,188,457
Deferred offering costs	612,292	—	—	—	—
Other assets	2,318,233	8,188,311	6,078,374	6,456,965	4,147,329
Total assets	$272,721,412	$327,277,150	$344,001,272	$355,982,163	$363,328,872
Accrued liabilities – related parties	$3,346,306	$3,003,890	$3,678,858	$3,507,212	$2,054,894
Line-of-credit	—	15,000,000	15,000,000	15,000,000	13,750,000
Other liabilities	934,151	230,552	3,323,937	1,951,209	322,760
Total liabilities	4,280,457	18,234,442	22,002,795	20,458,421	16,127,654
Partners' capital	268,440,955	309,042,708	321,998,477	335,523,742	347,201,218
Total liabilities and partners' capital	$272,721,412	$327,277,150	$344,001,272	$355,982,163	$363,328,872

	Year Ended December 31,
	2008		2009		2010		2011		2012
OPERATING DATA
Interest income – related parties	$6,807,211		$13,858,014		$14,664,331		$15,241,067		$16,362,386
Total revenues	25,806,038		43,995,547		49,023,295		51,426,947		53,159,213
Interest expense	1,500		410,959		1,500,000		1,500,000		1,468,836
Loan loss reserve expense	239,819		3,420,277		3,475,773		4,015,168		5,569,266
General and administrative – related parties	3,513,655		2,706,699		2,786,187		2,697,726		2,758,135
Total expenses	4,217,748		7,274,965		8,930,822		9,252,394		10,858,480
Net income (loss)	21,588,290		36,720,582		40,092,473		42,174,553		42,300,733
Earnings per weighted average units outstanding	$1.94		$1.96		$2.05		$2.09		$2.04
Weighted average units outstanding	9,961,083		16,753,229		17,494,694		18,046,187		18,566,233
Distributions per weighted average units outstanding	$1.82		$1.92		$1.94		$1.94		$1.95
Estimated value per unit	$20.00		$20.00		$20.00		$20.00		$20.00
STATEMENT OF CASH FLOWS DATA
Cash flows provided by operating activities	20,304,459		32,599,700		46,304,951		45,401,226		48,600,354
Cash flows used in investing activities	(153,126,336)		(61,176,060)		(26,899,679)		(13,401,985)		(14,054,314)
Cash flows provided by financing activities	147,741,145		18,633,857		(24,153,487)		(30,080,055)		(33,425,707)
DISTRIBUTIONS DATA
Distributions paid in cash	$11,381,336		$20,016,888		$22,532,428		$24,225,933		$25,849,038
Distributions reinvested	6,720,917		12,221,121		11,488,607		10,872,156		10,368,752
Total distributions	$18,102,253		$32,238,009		$34,021,035		$35,098,089		$36,217,790
Source of distributions:
Cash from operations	$18,102,253	100%	$32,238,009	100%	$34,021,035	100%	$35,098,089	100%	$36,217,790	100%
Cash from operating reserves	—	0%	—	0%	—	0%	—	0%	—	0%
Total sources	$18,102,253	100%	$32,238,009	100%	$34,021,035	100%	$35,098,089	100%	$36,217,790	100%
Cash distributions per $1,000 invested	$57		$60		$64		$67		$70

(1)	Includes restricted cash.

TABLE III (CONTINUED)
(UNAUDITED)

OPERATING RESULTS OF PRIOR PROGRAMS
UNITED DEVELOPMENT FUNDING LAND OPPORTUNITY FUND, L.P.

	December 31,
	2008	2009	2010	2011	2012
BALANCE SHEET DATA
Cash and cash equivalents(1)	$81,243	$106,254	$1,650,140	$1,139,102	$399,015
Notes receivable, net	4,977,083	6,148,697	7,401,983	3,959,796	2,910,133
Participation interest – related parties, net	—	—	3,245,414	18,532,613	13,380,698
Real estate owned	15,737,185	15,737,185	15,737,185	22,944,830	36,771,486
Deferred offering costs	1,927,873	1,624,771	1,525,207	—	—
Other assets	1,358,362	1,442,639	1,784,350	1,652,454	2,396,554
Total assets	$24,081,746	$25,059,546	$31,344,279	$48,228,795	$55,857,886
Accounts payable – related parties	$1,982,452	$1,649,364	$1,558,452	$—	$—
Notes payable	—	6,268,842	8,642,387	5,632,353	14,687,892
Notes payable – related parties	16,327,581	41,052	—	—	—
Other liabilities	616,147	600,931	1,059,805	160,481	514,574
Total liabilities	18,926,180	8,560,189	11,260,644	5,792,834	15,202,466
Partners' capital	5,155,566	16,499,357	20,083,635	42,435,961	40,655,420
Total liabilities and partners' capital	$24,081,746	$25,059,546	$31,344,279	$48,228,795	$55,857,886

	Period from March 28, 2008 (Inception) through December 31, 2008		Year Ended December 31,
			2009		2010		2011		2012
OPERATING DATA
Interest income – related parties	$—		$—		$235,171		$1,180,999		$2,775,349
Total revenues	70,368		1,264,131		1,737,911		2,494,297		3,271,717
Interest expense	177,936		2,023,236		986,430		598,438		514,194
Management fee expense – related party	76,336		488,382		602,625		707,100		1,010,302
General and administrative – related parties	81,922		413,077		524,634		404,186		212,957
Total expenses	428,979		3,330,307		2,491,972		2,059,510		2,252,258
Net income (loss)	(358,611)		(2,066,176)		(754,061)		434,787		1,019,459
STATEMENT OF CASH FLOWS DATA
Cash flows provided by (used in) operating activities	1,064,476		(2,440,175)		(778,965)		(1,740,193)		661,735
Cash flows used in investing activities	(20,956,318)		(1,170,996)		(4,447,545)		(13,917,136)		(7,657,361)
Cash flows provided by financing activities	19,913,812		3,695,455		6,770,334		15,072,194		6,255,539
DISTRIBUTIONS DATA
Distributions paid in cash	$—		$—		$—		$—		$2,800,000
Total distributions	$—		$—		$—		$—		$2,800,000
Source of distributions:
Cash from operations	$—	—	$—	—	$—	—	$—	—	$661,735	24%
Borrowings under credit facilities	—	—	—	—	—	—	—	—	2,138,265	76%
Total sources	$—	—	$—	—	$—	—	$—	—	$2,800,000	100%
Cash distributions per $1,000 invested	$—		$—		$—		$—		$53

(1)	Includes restricted cash.

TABLE III (CONTINUED)
(UNAUDITED)

OPERATING RESULTS OF PRIOR PROGRAMS
UNITED DEVELOPMENT FUNDING IV

	December 31,
	2008	2009	2010	2011	2012
BALANCE SHEET DATA
Cash and cash equivalents	$23,629	$520,311	$2,543,501	$6,031,956	$23,225,858
Loan participation interest – related parties, net	—	1,380,757	6,190,133	23,036,428	29,743,602
Notes receivable, net	—	—	53,800,754	109,070,679	246,450,255
Notes receivable – related parties, net	—	—	5,627,299	14,308,463	29,350,382
Deferred offering costs	1,455,788	5,684,106	7,372,116	8,533,957	5,050,715
Other assets	—	723,582	4,036,981	5,474,250	11,050,362
Total assets	$1,479,417	$8,308,756	$79,570,784	$166,455,733	$344,871,174
Accrued liabilities – related parties	$1,279,038	$5,516,613	$8,103,153	$9,064,509	$6,229,710
Lines of credit	—	—	9,854,491	19,315,551	28,688,003
Notes payable	—	—	14,330,000	8,832,296	5,095,523
Other liabilities	—	708,171	688,901	937,748	2,165,079
Total liabilities	1,279,038	6,224,784	32,976,545	38,150,104	42,178,315
Shareholders' equity	200,379	2,083,972	46,594,239	128,305,629	302,692,859
Total liabilities and shareholders' equity	$1,479,417	$8,308,756	$79,570,784	$166,455,733	$344,871,174

	Period from May 28, 2008 (Inception) through December 31, 2008		Year Ended December 31,
			2009		2010		2011		2012
OPERATING DATA
Interest income – related parties	$619		$4,217		$1,417,320		$3,409,831		$5,666,896
Total interest income	619		4,217		4,053,715		12,860,239		26,997,326
Interest expense	—		—		976,141		1,731,058		1,584,732
Net interest income	619		4,217		3,077,574		11,129,181		25,412,594
Provision for loan losses	—		—		162,092		512,440		1,091,447
Net interest income after provision for loan losses	619		4,217		2,915,482		10,616,741		24,321,147
Commitment fee income – related parties	—		—		—		40,689		77,365
Total noninterest income	—		30		424,643		437,811		590,368
Advisory fee – related party	—		2,234		629,240		1,936,690		4,187,205
General and administrative – related parties	—		—		345,314		736,896		1,256,905
Total noninterest expense	240		25,959		1,114,188		3,174,864		6,685,246
Net income (loss)	379		(21,712)		2,225,937		7,879,688		18,226,269
Net income (loss) per weighted average share outstanding	$0.04		$(1.63)		$1.67		$1.66		$1.53
Weighted average shares outstanding	10,000		13,285		1,332,149		4,734,259		11,913,428
Distributions per weighted average share outstanding	$—		$0.30		$1.75		$1.74		$1.74
STATEMENT OF CASH FLOWS DATA
Cash flows provided by (used in) operating activities	379		(208,019)		(581,765)		6,342,057		13,575,354
Cash flows used in investing activities	—		(1,380,757)		(64,353,042)		(81,309,824)		(160,159,569)
Cash flows provided by financing activities	23,250		2,085,458		66,957,997		78,456,222		163,778,117
DISTRIBUTIONS DATA
Distributions paid in cash	$—		$—		$1,179,539		$5,062,500		$12,475,831
Distributions reinvested	—		—		706,506		3,018,599		6,974,333
Total distributions	$—		$—		$1,886,045		$8,081,099		$19,450,164
Source of distributions:
Cash from operations	$—	—	$—	—	$—	0%	$6,342,057	78%	$13,575,354	70%
Borrowings under credit facilities	—	—	—	—	1,886,045	100%	1,739,042	22%	5,874,810	30%
Total sources	$—	—	$—	—	$1,886,045	100%	$8,081,099	100%	$19,450,164	100%
Cash distributions per $1,000 invested	$—		$—		$44		$53		$52

TABLE V
(UNAUDITED)

SALES OR DISPOSALS OF PROPERTIES

The following presents summary information on the results of the repayment of loans and equity investments since May 2006 (the inception of UDF III) by Prior Real Estate Programs having investment objectives similar or identical to ours. All figures are through December 31, 2012. United Development Funding III, L.P. reinvests the proceeds from loan repayments and intends to liquidate and terminate the fund on or before December 31, 2028. The table below reflects the performance of the portfolio in terms of loans made, loans repaid and interest income received on loans.

Performance of the individual loans is reflected in the final column, “Interest Earned.” Net income for the years 2008, 2009, 2010, 2011 and 2012 is stated in Table III.

UNITED DEVELOPMENT FUNDING III, L.P.

Loan or Equity Investment	Date Funded(1)	Date of Final Repayment(2)	Payments Received	Original Loan and Funds Advanced Net of Interest	Amount of Loan Repaid & Interest Earned or Equity & Profit Returned(3)	Interest Earned(4)
Centurion Acquisitions, LP	July 14, 2006	December 21, 2007	$2,502,007	$1,958,570	$2,502,007	$543,437
Midlothian Longbranch, LP	August 14, 2006	October 30, 2007	905,963	730,494	905,963	175,469
SPH Investments	May 21, 2007	November 30, 2007	4,075,750	3,931,996	4,075,750	143,754
Centurion Acquisitions, LP	November 16, 2006	December 21, 2007	7,115,576	6,175,795	7,115,576	939,781
Sendera Ranch Phase I Development, LP	May 21, 2007	December 21, 2007	1,243,906	1,189,529	1,243,906	54,377
Buffington JV Fund II, Ltd	March 7, 2007	May 30, 2008	10,171,966	9,248,467	10,171,966	923,499
Buffington Hidden Lakes, Ltd	December 19, 2006	May 30, 2008	8,523,278	7,297,727	8,523,278	1,225,551
Oak Island Investments, LLC	March 28, 2007	September 2, 2008	4,578,860	3,760,496	4,578,860	818,364
Buff Star Ventures, Ltd.	May 16, 2007	May 19, 2008	1,023,438	939,080	1,023,438	84,358
Arete Real Estate and Development Company	July 2, 2007	May 27, 2008	4,623,920	4,039,545	4,623,920	584,375
Buffington Colorado Crossing, Ltd.	August 17, 2007	May 30, 2008	3,744,374	3,352,236	3,744,374	392,138
Buffington Stonewall Ranch, Ltd.	August 17, 2007	May 30, 2008	6,847,124	6,172,085	6,847,124	675,039
Buffington Zachary Scott, Ltd.	August 17, 2007	May 30, 2008	3,816,367	3,344,854	3,816,367	471,513
CTMGT Sanger, LLC	May 1, 2008	August 14, 2008	2,488,363	2,390,344	2,488,363	98,019
OU Land Acquisitions 2	January 3, 2007	July 7, 2009	2,042,991	1,405,403	2,042,991	637,588
MC 246 South LTD	October 9, 2008	May 14, 2009	4,973,400	4,516,317	4,973,400	457,083
Travis Ranch, LLC	October 10, 2008	July 2, 2009	9,555,197	8,502,039	9,555,197	1,053,158
BHM Highpointe Private Roads, LLC	December 29, 2008	June 24, 2009	11,677,526	10,918,694	11,677,526	758,832
CTMGT, LLC	May 9, 2008	January 28, 2010	1,657,127	1,275,647	1,657,127	381,480
CTMGT, LLC	July 2, 2009	July 29, 2010	798,993	687,894	798,993	111,099
CTMGT Land Holdings, LP	July 2, 2009	September 29, 2010	9,847,034	8,602,115	9,847,034	1,244,919
Buffington Land, LTD	September 24, 2008	October 28, 2010	8,043,526	7,479,224	8,043,526	564,302
Spring Stuebner	June 27, 2008	January 19, 2011	1,473,061	1,328,401	1,473,061	144,660
Buffington Capital Homes, LTD	August 15, 2008	August 12, 2011	3,065,311	2,815,533	3,065,311	249,778
Woods Chin Chapel, LTD	May 1, 2009	June 28, 2011	1,191,870	943,467	1,191,870	248,403
OU Land Acquisition, L.P	July 7, 2009	January 19, 2011	2,871,263	2,316,872	2,871,263	554,391
UDF TX One, LP	November 17, 2010	January 6, 2011	409,471	406,441	409,471	3,030
Woods Chin Chapel, LTD	May 1, 2010	June 28, 2011	138,095	126,989	138,095	11,106
Kenroc Development, LLC	January 19, 2011	December 29, 2011	4,336,849	4,031,966	4,336,849	304,883
Buffington Brushy Creek Management, LLC	May 19, 2008	May 17, 2012	4,831,341	3,223,013	4,831,341	1,608,328
Luckey Ranch Global Associates	November 20, 2008	October 12, 2012	1,494,607	1,000,725	1,494,607	493,882
			$130,068,554	$114,111,958	$130,068,554	$15,956,596

(1)	Represents the original effective date of the loan.
(2)	Represents the date of final repayment or the date the loan matured and was not renewed if there was no balance when the loan matured.
(3)	Reflects the proceeds from the loan repayment including interest earned.
(4)	Reflects the interest earned from repaid loans.

TABLE V (CONTINUED)
(UNAUDITED)

SALES OR DISPOSALS OF PROPERTIES

The following presents summary information on the results of the repayment of loans and equity investments since April 2008 (the inception of UDF LOF) by Prior Real Estate Programs having investment objectives similar or identical to ours. All figures are through December 31, 2012. United Development Funding Land Opportunity Fund, L.P. reinvests the proceeds from loan repayments and intends to liquidate substantially all of its investments within four years following the termination of the offering. The table below reflects the performance of the portfolio in terms of loans made, loans repaid and interest income received on loans.

Performance of the individual loans is reflected in the final column, “Interest Earned.” Net income for the years 2008, 2009, 2010, 2011 and 2012 is stated in Table III.

UNITED DEVELOPMENT FUNDING LAND OPPORTUNITY FUND, L.P.

Loan or Equity Investment	Date Funded(1)	Date of Final Repayment(2)	Payments Received	Original Loan and Funds Advanced Net of Interest	Amount of Loan Repaid & Interest Earned or Equity & Profit Returned(3)	Conversion to Equity(4)	Interest Earned(5)
United Development Funding, LP	August 20, 2008	October 3, 2008	$1,005,178	$1,000,000	$1,005,178	$—	$5,178
TCI Hines Acres, LLC	December 17, 2008	July 2, 2009	5,461,096	5,000,000	5,461,096	—	461,096
Transcontinental Realty Investors, Inc.	March 11, 2009	August 24, 2009	2,263,853	2,100,500	2,263,853	—	163,353
Mi Arbolito	January 15, 2009	June 1, 2010	4,519,646	3,592,728	4,519,646	—	926,918
CTMGT, LLC	July 2, 2009	September 22, 2010	295,936	249,178	295,936	—	46,758
CTMGT Coppell	January 28, 2010	November 22, 2010	3,495,092	3,326,894	3,495,092	—	168,198
CTMGT Land Holdings, LP	July 2, 2009	December 29, 2011	5,798,311	5,221,901	5,798,311	—	576,410
CTMGT Stoneleigh	January 29, 2010	September 8, 2011	—	1,387,639	—	1,523,643	136,004
UMT Home Finance	June 2, 2010	December 29, 2011	3,854,211	3,316,972	3,854,211	—	537,239
Rayzor/Centurion	June 10, 2010	December 29, 2011	14,224,569	13,725,000	14,224,569	—	499,569
United Development Funding III, L.P.	May 16, 2011	May 17, 2012	2,868,086	2,688,555	2,868,086	—	179,531
United Development Funding III, L.P.	May 16, 2011	October 12, 2012	1,031,664	900,000	1,031,664	—	131,664
			$44,817,642	$42,509,367	$44,817,642	$1,523,643	$3,831,918

(1)	Represents the original effective date of the loan.
(2)	Represents the date of final repayment or the date the loan matured and was not renewed if there was no balance when the loan matured.
(3)	Reflects the proceeds from the loan repayment including interest earned.
(4)	Represents the balance of loan that was repaid via conversion to equity.
(5)	Reflects the interest earned from repaid loans.

TABLE V (CONTINUED)
(UNAUDITED)

SALES OR DISPOSALS OF PROPERTIES

The following presents summary information on the results of the repayment of loans and equity investments since November 2009 (the inception of UDF IV) by Prior Real Estate Programs having investment objectives similar or identical to ours. All figures are through December 31, 2012. United Development Funding IV reinvests the proceeds from loan repayments and intends to no longer reinvest the principal repayments received after November 12, 2017. The table below reflects the performance of the portfolio in terms of loans made, loans repaid and interest income received on loans.

Performance of the individual loans is reflected in the final column, “Interest Earned.” Net income for the years 2008, 2009, 2010, 2011 and 2012 is stated in Table III.

UNITED DEVELOPMENT FUNDING IV

Loan or Equity Investment	Date Funded(1)	Date of Final Repayment(2)	Payments Received	Original Loan and Funds Advanced Net of Interest	Amount of Loan Repaid & Interest Earned or Equity & Profit Returned(3)	Interest Earned(4)
Frisco Hills, LP	August 20, 2010	October 5, 2010	$11,000,709	$10,954,230	$11,000,709	$46,479
United Development Funding III, L.P.	January 8, 2010	October 28, 2010	5,814,502	5,435,844	5,814,502	378,658
United Development Funding III, L.P.	March 24, 2010	August 12, 2011	468,734	461,800	468,734	6,934
BHM Highpointe, LTD	November 16, 2010	September 22, 2011	4,386,444	4,191,878	4,386,444	194,566
Buffington Land, LTD	December 13, 2010	September 29, 2011	—	—	—	—
165 Howe, LP	April 19, 2010	October 4, 2011	3,079,310	2,763,410	3,079,310	315,900
Andrew C. Befumo, Inc.	May 16, 2011	October 5, 2011	1,195,133	1,138,450	1,195,133	56,683
Buffington Signature Homes, LLC	April 30, 2010	October 28, 2011	1,375,306	1,261,435	1,375,306	113,871
BHM Highpointe, LTD	May 25, 2011	December 21, 2011	3,303,798	3,093,185	3,303,798	210,613
CTMGT Williamsburg, LLC	September 27, 2011	February 7, 2012	17,318,863	17,042,225	17,318,863	276,638
Cheldan MM, LLC	April 26, 2010	January 25, 2012	3,196,639	2,968,702	3,196,639	227,937
Pine Trace Village, LLC	March 29, 2010	May 31, 2012	6,475,329	5,091,906	6,475,329	1,383,423
Buffington Brushy Creek, LTD	September 21, 2010	June 1, 2012	2,090,526	1,980,860	2,090,526	109,666
Buffington Brushy Creek, LTD	July 20, 2011	June 1, 2012	2,435,251	2,269,622	2,435,251	165,629
UMT Home Finance II, LP	October 26, 2011	October 26, 2012	—	—	—	—
Mehrad Moayedi	August 10, 2012	December 20, 2012	892,560	852,192	892,560	40,368
			$63,033,104	$59,505,738	$63,033,104	$3,527,366

(1)	Represents the original effective date of the loan.
(2)	Represents the date of final repayment or the date the loan matured and was not renewed if there was no balance when the loan matured.
(3)	Reflects the proceeds from the loan repayment including interest earned.
(4)	Reflects the interest earned from repaid loans.

EXHIBIT B  FORM OF SUBSCRIPTION AGREEMENT United Development Funding Income Fund V Subscription Agreement See pages B-7 through B-8 for instructions.Total Invested: $  Total Shares:            ($20 per share) State in Which Sale Is Made: Net of Commission Purchase (“NOCP”). Check this box if you are eligible for a NOCP.±±NOCPs are available to registered associates and other employees of soliciting broker/dealers, United Development Funding Income Fund V and their affiliates, investors who have agreed with soliciting broker/dealers to eliminate selling commissions and participants in a wrap account or commission replacement account with approval for a discount by the broker/dealer, Registered Investment Advisor (RIA), bank trust account, etc. Representative designated in Section 6 of this form will not receive selling commission. Refer to prospectus for detail.  Please initial to process investment at Net Asset Value.

THIS SUBSCRIPTION AGREEMENT is made and entered into between United Development Funding Income Fund V, a Maryland real estate investment trust (the “Fund”), and the investor(s) whose signature appears below (collectively or individually, the “Investor”). Purchase Information and Payment Instructions. A.Purchase Information Initial Investment (Minimum $1,000 for purchases through IRA or other qualified account and $2,500 for other purchases) Additional Investment (No Minimum)   Investor is subscribing to acquire, upon the terms and conditions set forth in this Subscription Agreement, the number of common shares of beneficial interest of the Fund (the “Shares”) as set forth above upon payment for such Shares. B.Payment Instructions i.For custodial accounts, such as IRAs and other qualified plans: Checks should be made payable to the custodian and sent, with a completed copy of the Subscription Agreement, directly to the custodian who will forward them to the applicable address set forth in Section 1(B)(ii) below. ii.For all other investments: Until the Fund has received and accepted subscriptions for at least 100,000 Shares and released the proceeds from such subscriptions from escrow, checks should be made payable to “

LegacyTexas Bank, Escrow Agent for United Development Funding Income Fund V,” and the completed Subscription Agreement and check should be sent to: LegacyTexas Bank100 Throckmorton, Suite 120 Fort Worth, Texas 76102 Attn: Lori Reynolds

After the initial proceeds are released from escrow, checks should be made payable to “United Development Funding Income Fund V” and the delivery instructions set forth below should be used, except that New York and Pennsylvania investors should continue to make checks payable to “LegacyTexas Bank, Escrow Agent for United Development Funding Income Fund V” and use the delivery instructions provided above until the Fund has received and accepted subscriptions for $2.5 million and $37.5 million, respectively, at which point checks should be made payable to “United Development Funding Income Fund V” and the following delivery instructions should be used. The completed Subscription Agreement and check should be sent to: For regular mail: United Development Funding Income Fund Vc/o DST Systems, Inc.P.O. Box 219096Kansas City, Missouri 64121-9096 For overnight deliveries:United Development Funding Income Fund Vc/o DST Systems, Inc.430 West 7th StreetKansas City, Missouri 64105

You will not be admitted as a shareholder of the Fund until this Subscription Agreement has been accepted and countersigned by the Fund. The Fund may reject any subscription, in whole or in part, in its sole discretion. Subscriptions will be accepted or rejected within 30 days of their receipt. The Fund will accept groups of subscriptions on an orderly basis no less frequently than monthly, and if your subscription is accepted, you will be admitted as a shareholder of the Fund not later than the last day of the calendar month following the date your subscription was accepted. If the Fund rejects your subscription, the purchase price will be returned to you within 10 business days after the rejection of your subscription. If you provide payment that in the aggregate differs from the payment required to purchase the number of Shares indicated above or if your calculations of the Shares to be purchased with the amount actually submitted is incorrect, your subscription will be automatically deemed a subscription for the maximum number of Shares that may be purchased for such amount.

2. Type of Ownership. (Note: Complete either column A or B below, but not both.)A. Non-Custodial OwnershipIndividual Ownership — One signature required. Joint Tenants with Right of Survivorship — All parties must sign. Tenants by the Entirety — All parties must sign. Community Property — All parties must sign. Tenants in Common — All parties must sign. Corporate Ownership — Authorized signature required. Include copy of corporate resolution. Partnership Ownership — Authorized signature required. Include copy of partnership agreement. Uniform Gift to Minors Act — Owner and custodian signature required.   State of , Custodian for Estate — Personal representative signature required.   Name of Executor:  Include a copy of the court appointment. Qualified Pension Plan (Non-custodian)*   Include a copy of the first and last page of the plan.   Name of Trustee:Trust — Required: Include a copy of the trust agreement.   Name of Trustee:Transfer on Death(1) — Must complete separate Transfer on Death Registration Form Other (Specify): B. Custodial Ownership*Traditional IRA — Owner and custodian signature required. Roth IRA — Owner and custodian signature required. KEOGH Plan — Owner and custodian signature required. Simplified Employee Pension/Trust (SEP) Pension or Profit Sharing Plan — Owner and custodian signature required. Other (Specify)       Name of Custodian, Trustee or other Administrator   Mailing Address  City           State               Zip  Custodian Tax ID #  Custodian Account #  Custodian Telephone #

(1)Investors who qualify may elect Transfer on Death (TOD) registration for such investment account. TOD registration is designed to give an owner/investor of securities the option of a nonprobate transfer at death of the assets held in the account by designating proposed beneficiary(ies) to receive the account assets upon the owner/investor’s death. TOD registration is available only for owner(s)/investor(s) who is (1) a natural person or (2) two natural persons holding the account as Tenants by the Entirety or (3) two or more natural persons holding the account as Joint Tenants with Right of Survivorship or (4) a married couple holding the account as community property with right of survivorship. The following forms of ownership are ineligible for TOD registration: Tenants in Common, community property without survivorship, non-natural account owners (i.e., entities such as corporations, trusts or partnerships), and investors who are not residents of a state that has adopted the Uniform Transfer on Death Security Registration Act. * See “Investment by Tax-Exempt Entities and ERISA Considerations” in the Fund’s prospectus, as supplemented to date (the “Prospectus”), for a discussion of risks related to an investment in Shares by certain tax-exempt or tax-deferred plans.

3. Registration Name and Address. Please print name(s) in which Shares are to be registered.Name of Owner Date of Birth   Check One: US CitizenResident Alien Country:Name of Joint Owner, Trustee or Custodian (if applicable) Date of Birth   Check One: US CitizenResident Alien Country: Taxpayer Identification -or-  Social Security Number     Non-Resident Alien (must include form W-8)      Taxpayer Identification -or-  Social Security Number     Non-Resident Alien (must include form W-8)Street Address(no P.O. Box)   City State Zip Code Home Telephone No. (      )Email Address (optional)For Mailing Purposes Only (optional)    P.O. Box Address State Zip Code

4. Distributions. (Please check one box in either section A or B, depending on the registration type. Please note that all custodial account distributions not reinvested pursuant to the distribution reinvestment plan will be directed to the custodian.)A. Non-Custodial Registration I elect to participate in the distribution reinvestment plan of the Fund. I prefer distributions be paid to me at my address listed under Section 3. I prefer to direct distributions (non-custodial accounts) to my checking or savings account or to a party other than the registered owner per the following instructions: Name of Third Party Financial Institution   Name on Account   Account # Bank’s ABA/Routing #   Mailing Address   City   State   Zip CodeChecking Account (must enclose voided check)*   Savings Account (must provide bank verification) * By enclosing a voided check, you authorize the Fund to make electronic deposits to the designated checking or savings account. This authority is to remain in force until the Fund has received written notification of its termination at such time and in such manner as to give the Fund reasonable time to act. In the event that the Fund deposits funds erroneously into the account, it is authorized to debit the account for the amount of the erroneous deposit.

B. Custodial Registration I elect to participate in the distribution reinvestment plan of the Fund. I prefer for distributions to be sent to the custodian for the benefit of the Investor. 5. Subscriber Signatures. Please carefully read and separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf. Item (b) does not apply to you if you qualify as an “institutional investor” for the purposes of a state exemption from registration in your state of residence. In order to induce the Fund to accept this subscription, I hereby represent and warrant as follows: Owner Joint Owner (a)I have received the Prospectus for the Fund, and I accept the terms and conditions of the declaration of trust and bylaws of the Fund.   Initials Initials (b)I have (i) a net worth (exclusive of home, furnishings and automobiles) of $250,000 or more; or (ii) a net worth (exclusive of home, furnishings and automobiles) of at least $70,000 and had during the last tax year or estimate that I will have during the current tax year a minimum of $70,000 annual gross income, or I meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards.” Initials   Initials (c)I am purchasing the Shares for my own account, and I acknowledge that the Shares are not liquid and there is no public market for this investment.   Initials   Initials (d)I am not an Unacceptable Investor, as such term is defined in the Prospectus under “Suitability Standards — Restrictions Imposed by the USA PATRIOT Act and Related Acts.”   Initials   Initials

I declare that the information supplied above is true and correct and may be relied upon by the Fund in connection with my investment in the Fund. Under penalties of perjury, by signing this Subscription Agreement, I hereby certify that (a) I have provided herein my correct Taxpayer Identification Number, (b) I am not subject to back-up withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to back-up withholding and (c) except as otherwise expressly indicated above, I am a U.S. person (including a U.S. resident alien). The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

YOU DO NOT WAIVE ANY RIGHTS YOU MAY HAVE UNDER THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934 OR ANY STATE SECURITIES LAW BY EXECUTING THIS AGREEMENT. A SALE OF SHARES MAY NOT BE COMPLETED UNTIL YOU HAVE BEEN IN RECEIPT OF THE FINAL PROSPECTUS (AT LEAST FIVE BUSINESS DAYS). IF YOUR SUBSCRIPTION IS ACCEPTED, YOU WILL BE SENT A CONFIRMATION OF YOUR PURCHASE AFTER YOU HAVE BEEN ADMITTED AS AN INVESTOR.      Signature of Investor or Trustee Signature of Joint Owner, Trustee or Custodian, if applicable Date

6. Financial Advisor. (TO BE COMPLETED BY BROKER-DEALER OR AUTHORIZED REPRESENTATIVE) The undersigned broker-dealer or authorized representative warrants that it is a duly licensed broker-dealer (or non-commission based financial advisor) and may lawfully offer the Shares in the state designated as the Investor’s address or the state in which the sale is to be made, if different. The broker-dealer or authorized representative warrants that he or she has (a) reasonable grounds to believe this investment is suitable for the Investor as defined by Rule 2310 of the FINRA Conduct Rules, (b) informed the Investor of all aspects of liquidity and marketability of this investment as required by Rule 2310 of the FINRA Conduct Rules, (c) delivered the Prospectus to the Investor the requisite number of days prior to the date that the Investor will deliver this Subscription Agreement to the Fund as specified under the laws of the Investor’s state of residence, (d) verified the identity of the Investor through appropriate methods and will retain proof of such verification process as required by applicable law, and (e) verified that the Investor and the registered owner do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions.

Broker-Dealer Name   Telephone No.   (   )  Street Address or P.O. Box   City   State   Zip CodeRepresentative NumberBranchNumber Representative Name   Telephone No.   (   )  Street Address or P.O. Box   City   State   Zip Code   Email Address    Financial Advisor Signature Date If you need additional assistance in completing this Subscription Agreement, please call United Development Funding Income Fund V Investor Services at (800) 859-9338.  For Internal Use Only  Accepted by:    Date:    Amount:    Check No.:

SPECIAL NOTICE FOR CALIFORNIA RESIDENTS ONLY: CONDITIONS RESTRICTING TRANSFER OF SHARES 260.141.11 Restrictions on Transfer. (a) The issuer of any security upon which a restriction on transfer has been imposed pursuant to Sections 260.102.6, 260.141.10 or 260.534 of the Rules (the “Rules”) adopted under the California Corporate Securities Law (the “Code”) shall cause a copy of this section to be delivered to each issuee or transferee of such security at the time the certificate evidencing the security is delivered to the issuee or transferee. (b) It is unlawful for the holder of any such security to consummate a sale or transfer of such security, or any interest therein, without the prior written consent of the Commissioner (until this condition is removed pursuant to Section 260.141.12 of the Rules), except: (1) to the issuer; (2) pursuant to the order or process of any court;

(3) to any person described in subdivision (i) of Section 25102 of the Code or Section 260.105.14 of the Rules; (4) to the transferor’s ancestors, descendants or spouse, or any custodian or trustee for the account of the transferor or the transferor’s ancestors, descendants or spouse; or to a transferee by a trustee or custodian for the account of the transferee or the transferee’s ancestors, descendants or spouse; (5) to holders of securities of the same class of the same issuer; (6) by way of gift or donation inter vivos or on death; (7) by or through a broker-dealer licensed under the Code (either acting as such or as a finder) to a resident of a foreign state, territory or country who is neither domiciled in this state to the knowledge of the broker-dealer, nor actually present in this state if the sale of such securities is not in violation of any securities laws of the foreign state, territory or country concerned; (8) to a broker-dealer licensed under the Code in a principal transaction, or as an underwriter or member of an underwriting syndicate or selling group; (9) if the interest sold or transferred is a pledge or other lien given by the purchaser to the seller upon a sale of the security for which the Commissioner’s written consent is obtained or under this rule not required; (10) by way of a sale qualified under Sections 25111, 25112, 25113 or 25121 of the Code, of the securities to be transferred, provided that no order under Section 25140 or subdivision (a) of Section 25143 is in effect with respect to such qualification;

(11) by a corporation to a wholly owned subsidiary of such corporation, or by a wholly owned subsidiary of a corporation to such corporation; (12) by way of an exchange qualified under Section 25111, 25112 or 25113 of the Code provided that no order under Section 25140 or subdivision (a) of Section 25143 is in effect with respect to such qualification; (13) between residents of foreign states, territories or countries who are neither domiciled or actually present in this state; (14) to the State Controller pursuant to the Unclaimed Property Law or to the administrator of the unclaimed property law of another state; (15) by the State Controller pursuant to the Unclaimed Property Law or by the administrator of the unclaimed property law of another state if, in either such case, such person (1) discloses to potential purchasers at the sale that transfer of the securities is restricted under this rule, (2) delivers to each purchaser a copy of this rule, and (3) advises the Commissioner of the name of each purchaser;

(16) by a trustee to a successor trustee when such transfer does not involve a change in the beneficial ownership of the securities; or (17) by way of an offer and sale of outstanding securities in an issuer transaction that is subject to the qualification requirement of Section 25110 of the Code but exempt from that qualification requirement by subdivision (f) of Section 25102; provided that any such transfer is on the condition that any certificate evidencing the security issued to such transferee shall contain the legend required by this section. (c) The certificates representing all such securities subject to such a restriction on transfer, whether upon initial issuance or upon any transfer thereof, shall bear on their face a legend, prominently stamped or printed thereon in capital letters of not less than 10-point size, reading as follows:

“IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER’S RULES.”

INSTRUCTIONS FOR UNITED DEVELOPMENT FUNDING INCOME FUND V SUBSCRIPTION AGREEMENT Please follow these instructions carefully for each section. Failure to do so may result in the rejection of your subscription. All information in the Subscription Agreement should be completed as follows:

Net of Commission Purchase (“NOCP”). Please check the box to indicate whether submission is made through a Registered Investment Advisor (RIA) in its capacity as the RIA and not in its capacity as a Registered Representative, if applicable, whose agreement with the investor includes a fixed or “wrap” fee feature for advisory and related brokerage services. If an owner or principal or any member of the RIA firm is a FINRA licensed Registered Representative affiliated with a broker-dealer, the transaction should be completed through that broker-dealer, not through the RIA.

Purchase Information and Payment Instructions. (Section 1 of Subscription Agreement) You must purchase at least 50 shares (for $1,000) if you are purchasing through an individual retirement account or other qualified account. If you are not purchasing through a qualified account, you must purchase at least 125 shares (for $2,500). Please indicate the number of shares to be purchased and the purchase price for those shares. Shares may be purchased only by persons meeting the standards set forth under the section of the Prospectus entitled “Suitability Standards.” Please indicate the state in which the sale is to be made at the top of the Subscription Agreement. Type of Ownership. (Section 2 of Subscription Agreement) Please check the appropriate box to indicate the type of entity or type of individuals subscribing.

Registration Name and Address. (Section 3 of Subscription Agreement) Please enter the exact name in which the Shares are to be held. For joint tenants with right of survivorship or tenants in common, include the names of both investors. In the case of partnerships or corporations, include the name of an individual to whom correspondence will be addressed. Trusts should include the name of the trustee (include a copy of the trust agreement). All investors must complete the space provided for taxpayer identification number or social security number. In the case of a qualified plan or trust, enter both the investor’s social security number (for identification purposes) and the custodian or trustee’s taxpayer identification number (for tax purposes). By signing the Subscription Agreement, the investor is certifying that this number is correct. Enter the mailing address and telephone numbers of the registered owner of this investment. In the case of a qualified plan or trust, this will be the address of the custodian or trustee.

Distributions. (Section 4 of Subscription Agreement) Each investor who elects to have distributions reinvested agrees to notify the Fund and the broker-dealer named in the Subscription Agreement in writing if at any time he or she fails to meet the applicable minimum income and net worth standards or he or she is unable to make any other representations and warranties as set forth in the Prospectus or Subscription Agreement. If cash distributions are to be sent to an address other than that provided in Section 3 (i.e., a bank, brokerage firm or savings and loan, etc.), please provide the name, account number and address and a voided check. For custodial accounts, distributions not reinvested pursuant to the distribution reinvestment plan will be directed to the custodian.

Subscriber Signatures. (Section 5 of Subscription Agreement) Please separately initial each representation where indicated. If title is to be held jointly, all parties must date and sign this Section as follows: Individual:  One signature required.

Joint Tenants with Right of Survivorship:  All parties must sign. Community Property:  All parties must sign. Tenants in Common:  All parties must sign. Pension or Profit-Sharing Plans:  The trustee signs the Signature Page. Trust:  The trustee signs. Provide the name of the trust, the name of the trustee and the name of the beneficiary (include a copy of the trust agreement). Partnership:  Identify whether the entity is a general or limited partnership. The general partners must be identified and each must sign. In the case of an investment by a general partnership, all partners must sign (unless a “managing partner” has been designated for the partnership, in which case he or she may sign on behalf of the partnership if a certified copy of the document granting him authority to invest on behalf of the partnership is submitted). Corporation:  The Subscription Agreement must be accompanied by (1) a certified copy of the resolution of your board of directors designating the officer(s) of the corporation authorized to sign on behalf of the corporation and (2) a certified copy of the Board’s resolution authorizing the investment. IRA and IRA Rollovers:  Requires signature of authorized signer (e.g., an officer) of the bank, trust company, or other fiduciary. The address of the trustee must be provided in order for the trustee to receive checks and other pertinent information regarding the investment. Keogh (HR 10):  Same rules as those applicable to IRAs. Uniform Gift to Minors Act (UGMA) or Uniform Transfers to Minors Act (UTMA):  The required signature is that of the custodian, not of the parent (unless the parent has been designated as the custodian). Only one child is permitted in each investment under UGMA or UTMA. In addition, designate the state under which the gift is being made.

PLEASE NOTE THAT SIGNATURES DO NOT HAVE TO BE NOTARIZED. Financial Advisor. (Section 6 of Subscription Agreement) This Section is to be completed by the investor’s financial advisor. Please complete all financial advisor information contained in Section 6 of the Subscription Agreement, including suitability certification. Include documentation completed by the broker-dealer that the investor(s) and registered owner(s) do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions. This could include a screen print from the FINRA Anti-Money Laundering website if an electronic check is performed, a signed attestation from the person performing a manual check if this method is used, or a screen-print and written attestation if some other database is used. Only original, completed copies of Subscription Agreements can be accepted. Photocopied or otherwise duplicated Subscription Agreements cannot be accepted by the Fund.

IF YOU NEED FURTHER ASSISTANCE IN COMPLETING THE SUBSCRIPTION AGREEMENT, PLEASE CALL UNITED DEVELOPMENT FUNDING INCOME FUND V INVESTOR SERVICES AT (800) 859-9338.

EXHIBIT C

DISTRIBUTION REINVESTMENT PLAN

United Development Funding Income Fund V, a Maryland real estate investment trust (the “Trust”), has adopted this distribution reinvestment plan (the “Plan”), administered by the Trust or an unaffiliated third party (the “Administrator”), as agent for shareholders who elect to participate in the Plan (“Participants”), on the terms and conditions set forth below.

1. Election to Participate.  Any purchaser of common shares of beneficial interest of the Trust, par value $0.01 per share (the “Shares”), may become a Participant by making a written election to participate on such purchaser’s subscription agreement at the time of subscription for Shares. Any shareholder who has not previously elected to participate in the Plan may so elect at any time by completing and executing an authorization form obtained from the Administrator or any other appropriate documentation as may be acceptable to the Administrator. Participants in the Plan may designate the amount of their cash distributions (other than “Excluded Distributions” as defined below) with respect to all Shares owned by them reinvested pursuant to the Plan.

2. Distribution Reinvestment Plan.  The Administrator will receive the designated amount of cash distributions (other than Excluded Distributions) paid by the Trust or an affiliated Participant with respect to Securities of Participants (collectively, the “Distributions”). Participation will commence with the next Distribution payable after receipt of the Participant’s election pursuant to Section 1 hereof, provided it is received at least 10 days prior to the last day of the period to which such Distribution relates. Subject to the preceding sentence, regardless of the date of such election, a holder of Securities will become a Participant in the Plan effective on the first day of the period following such election, and the election will apply to the designated amount of Distributions attributable to such period and to all periods thereafter. As used in this Plan, the term “Excluded Distributions” shall mean those cash or other distributions designated as Excluded Distributions by the board of trustees of the Trust.

3. General Terms of Plan Investments.  The Administrator will apply all Distributions subject to this Plan, as follows:

(a) The Administrator will invest Distributions in Shares at a price equal to 95.0% of the estimated value of one Share as estimated by the Trust’s board of trustees, regardless of the price per Share paid by the Participant for the Shares in respect of which the Distributions are paid, until the earliest to occur of: (1) the issuance of all Shares reserved for issuance pursuant to the Plan; (2) the termination of the Trust’s initial public offering of the Shares reserved for issuance under the Plan pursuant to the Trust’s prospectus dated            , as thereafter amended or supplemented (the “Initial Offering”), and any subsequent offering of Plan Shares pursuant to an effective registration statement, excluding the registration provided in Section 3(b) herein (a “Future Registration”); or (3) the determination by the board of trustees of the Trust that the number of Shares traded in a secondary market is more than a de minimis amount. Until the Trust’s board of trustees determines the estimated value of one Share, the estimated value of one Share shall be the offering price per share in the public offering of shares pursuant to the Trust’s prospectus.

(b) If Shares reserved for issuance pursuant to the Plan remain available for issuance, Shares are being offered to the public pursuant to the Initial Offering or a Future Registration, and the board of trustees of the Trust determines that Shares are being traded in a secondary market and the amount of such Shares traded is more than a de minimis amount, the Administrator will invest Distributions in Shares at a price equal to the most recent per share price at which Shares were traded in the secondary market prior to the close of business on the last business day prior to the date of the Distribution, as determined by the board of trustees of the trust.

(c) No selling commissions or dealer manager fees shall be paid with respect to Shares purchased pursuant to the Plan.

(d) For each Participant, the Administrator will maintain an account which shall reflect for each period in which Distributions are paid (a “Distribution Period”) the Distributions received by the Administrator on behalf of such Participant. A Participant’s account shall be reduced as purchases of Shares are made on behalf of such Participant.

(e) Distributions shall be invested in Shares by the Administrator promptly following the payment date with respect to such Distributions to the extent Shares are available for purchase under the Plan. If sufficient Shares are not available, any such funds that have not been invested in Shares within 30 days after receipt by the Administrator and, in any event, by the end of the fiscal quarter in which they are received, will be distributed to Participants. Any interest earned on such accounts will be paid to the Trust and will become property of the Trust.

(f) Participants may acquire fractional Shares, computed to four decimal places, so that 100% of the Distributions will be used to acquire Shares. The ownership of the Shares shall be reflected on the books of the Trust or its transfer agent.

(g) In making purchases for Participants’ accounts, the Administrator may commingle Distributions attributable to Shares owned by Participants and any additional payments received from Participants.

4. Absence of Liability.  Neither the Trust nor the Administrator shall have any responsibility or liability as to the value of the Shares, any change in the value of the Shares acquired for the Participant’s account, or the rate of return earned on, or the value of, the interest-bearing accounts in which Distributions are invested. Neither the Trust nor the Administrator shall be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability (a) arising out of the failure to terminate a Participant’s participation in the Plan upon such Participant’s death prior to receipt of notice in writing of such death and the expiration of 15 days from the date of receipt of such notice and (b) with respect to the time and the prices at which Shares are purchased for a Participant.

5. Suitability.

(a) Each Participant shall notify the Administrator in the event that, at any time during the Participant’s participation in the Plan, there is any material change in the Participant’s financial condition or inaccuracy of any representation under the subscription agreement for the Participant’s initial purchase of Shares.

(b) For purposes of this Paragraph 5, a material change shall include any anticipated or actual decrease in net worth or annual gross income or any other change in circumstances that would cause the Participant to fail to meet the suitability standards set forth in the prospectus for the Participant’s initial purchase of Shares.

6. Reports to Participants.  Within 90 days after the end of each calendar year, the Administrator will mail to each Participant a statement of account describing, as to such Participant, the Distributions received, the number of Shares purchased and the per Share purchase price for such Shares pursuant to the Plan during the prior year. Each statement also shall advise the Participant that, in accordance with Section 5 hereof, the Participant is required to notify the Administrator in the event there is any material change in the Participant’s financial condition or if any representation made by the Participant under the subscription agreement for the Participant’s initial purchase of Shares becomes inaccurate. Tax information regarding a Participant’s participation in the Plan will be sent to each Participant by the Trust or the Administrator at least annually.

7. No Drawing.  No Participant shall have any right to draw checks or drafts against the Participant’s account or give instructions to the Trust or the Administrator except as expressly provided herein.

8. Taxes.  Taxable Participants may incur a tax liability for Distributions even though they have elected not to receive their Distributions in cash but rather to have their Distributions held in their account under the Plan.

9. Reinvestment in Subsequent Programs.  After the termination of the Initial Offering, the Trust may determine, in its sole discretion, to cause the Administrator to provide to each Participant notice of the opportunity to have some or all of such Participant’s Distributions (at the discretion of the Administrator and, if applicable, the Participant) invested through the Plan in any publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the Trust or its affiliates (a “Subsequent

Program”). If the Trust makes such an election, Participants may invest Distributions in equity securities issued by such Subsequent Program through the Plan only if the following conditions are satisfied:

(i) prior to the time of such reinvestment, the Participant has received the final prospectus and any supplements thereto offering interests in the Subsequent Program and such prospectus allows investment pursuant to a distribution reinvestment plan;

(ii) a registration statement covering the interests in the Subsequent Program has been declared effective under the Securities Act of 1933, as amended;

(iii) the offering and sale of such interests are qualified for sale under the applicable state securities laws;

(iv) the Participant executes the subscription agreement included with the prospectus for the Subsequent Program;

(v) the Participant qualifies under applicable investor suitability standards as contained in the prospectus for the Subsequent Program; and

(vi) the Subsequent Program has substantially identical investment objectives as the Trust.

10. Termination.

(a) A Participant may terminate or modify participation in the Plan at any time by written notice to the Administrator. To be effective for any Distribution, such notice must be received by the Administrator at least ten (10) days prior to the last day of the Distribution Period to which such Distribution relates.

(b) Prior to the listing of the Shares on a national securities exchange, a Participant’s transfer of Shares will terminate participation in the Plan with respect to such transferred Shares as of the first day of the Distribution Period in which such transfer is effective, unless the transferee of such Shares in connection with such transfer demonstrates to the Administrator that such transferee meets the requirements for participation hereunder and affirmatively elects participation by delivering an executed authorization form or other instrument required by the Administrator.

11. Amendment, Suspension or Termination by Trust.

(a) The terms and conditions of this Plan may be amended by the Trust at any time, including but not limited to an amendment to the Plan to substitute a new Administrator to act as agent for the Participants, by mailing an appropriate notice at least ten (10) days prior to the effective date thereof to each Participant; provided, however, that the Plan may not be amended to remove the Participants’ rights to terminate their participation in the Plan.

(b) The Administrator may terminate a Participant’s individual participation in the Plan, and the Trust may suspend or terminate the Plan itself, at any time by ten (10) days’ prior written notice to a Participant, or to all Participants, as the case may be.

(c) After termination of the Plan or termination of a Participant’s participation in the Plan, the Administrator will send to each Participant a check for the amount of any Distributions in the Participant’s account that have not been invested in Shares. Any future Distributions with respect to such former Participant’s Shares made after the effective date of the termination of the Participant’s participation in the Plan will be sent directly to the former Participant or to such other party as the Participant has designated pursuant to an authorization form or other documentation satisfactory to the Administrator.

12. State Regulatory Restrictions.  The Administrator is authorized to deny participation in the Plan to residents of any state or foreign jurisdiction that imposes restrictions on participation in the Plan that conflict with the general terms and provisions of this Plan.

13. Participation by Limited Partners of UDF V OP, L.P.  For purposes of this Plan, “shareholders” shall be deemed to include limited partners of UDF V OP, L.P. (the “Partnership”), “Participants” shall be deemed to include limited partners of the Partnership that elect to participate in the Plan, and “Distribution,” when used with respect to a limited partner of the Partnership, shall mean cash distributions on limited partnership interests held by such limited partner.

14. Notice.  Any notice or other communication required or permitted to be given by any provision of this Plan shall be in writing and, if to the Administrator, addressed to Investor Services Department, The United Development Funding Building, 1301 Municipal Way, Suite 100, Grapevine, Texas 76051, or such other address as may be specified by the Administrator by written notice to all Participants. Notices to a Participant may be given by letter addressed to the Participant at the Participant’s last address of record with the Administrator. Each Participant shall notify the Administrator promptly in writing of any change of address.

15. Governing Law.  THIS PLAN AND THE PARTICIPANT’S ELECTION TO PARTICIPATE IN THE PLAN SHALL BE GOVERNED BY THE LAWS OF THE STATE OF MARYLAND.

Prospectus
Up to 50,657,895 Common Shares of Beneficial Interest
Offered to the Public

Alphabetical Index	Page
Additional Information	203
Cautionary Note Regarding Forward-Looking Statements	61
Certain Legal Aspects of Mortgage Loans	84
Compensation	117
Conflicts of Interest	127
Description of Shares	159
Distribution Reinvestment Plan	C-1
Electronic Delivery of Documents	202
Estimated Use of Proceeds	62
Experts	202
Federal Income Tax Considerations	171
Form of Subscription Agreement	B-1
How to Subscribe	201
Index to Financial Statements	F-1
Investment by Tax-Exempt Entities and ERISA Considerations	153
Investment Objectives and Criteria	67
Legal Matters	202
Management	91
Management’s Discussion and Analysis of Financial Condition and Results of Operations	147
Plan of Distribution	193
Prior Performance Summary	132
Prior Performance Tables	A-1
Prospectus Summary	4
Questions and Answers About this Offering	25
Risk Factors	31
Security Ownership	126
Suitability Standards	1
Summary of Distribution Reinvestment Plan	144
Supplemental Sales Material	201
The Operating Partnership Agreement	189

Until            , 2014 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as soliciting dealers.

We have not authorized any dealer, salesperson or other individual to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

           , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting compensation, to be paid by us while issuing and distributing the common shares of beneficial interest being registered. All amounts are estimates and assume the sale of 50,657,895 shares except the registration fee and the FINRA filing fee.

SEC Registration Fee		$128,200
FINRA Filing Fee		150,500
Printing and Postage Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees		*
Sales Literature Expenses		*
Escrow and Transfer Agent Expenses		*
Organization and Development Expenses		*
Seminars		*
Bona Fide Due Diligence Expenses		*
Total expenses	$	*

*	To be filed by amendment.

Item 32. Sales to Special Parties

In connection with our incorporation, we issued 3,000 common shares of beneficial interest to American Realty Capital Residential Advisors, LLC for $60,000 ($20 per share) in a private offering on November 13, 2013, and we issued 7,000 common shares of beneficial interest to UDF Holdings, L.P. for $140,000 ($20 per share) in a private offering on November 20, 2013.

No selling commissions will be paid, but dealer manager fees will be paid, in connection with the sale of shares to investors whose contracts for investment advisory and related brokerage services with their broker-dealer include a fixed or “wrap” fee feature. If the investor has either engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department (collectively, an RIA sale), then the investor may agree with his participating broker-dealer to reduce the amount of selling commissions payable with respect to the sale of his shares down to zero. If no other broker-dealer is involved in connection with an RIA sale, then our dealer manager will act as the broker-dealer of record and execute the sale presented to us by the RIA. Our dealer manager will be paid the dealer manager fees associated with the sale and the net proceeds to us will not be affected by reducing the selling commissions payable in connection with such transaction. Any reduction in the amount of the selling commissions for these sales will be credited to the investor in the form of additional shares. Fractional shares will be issued.

Our executive officers and trustees, as well as officers and employees of our advisor entities, affiliates of our advisor entities, our dealer manager and their family members (including spouses, parents, grandparents, children and siblings) or other affiliates and “Friends,” may purchase shares offered in this offering at a discount. The purchase price for such shares will be $18.00 per share, reflecting no selling commission or dealer manager fees will be paid in connection with such sale. “Friends” means those individuals who have prior business and/or personal relationships with our executive officers, trustees or co-sponsors, including, without limitation, any service provider. The net offering proceeds we receive will not be affected by such sales of shares at a discount. Purchases by soliciting dealers, including their registered representatives and their immediate family, will be less the selling commission. Our executive officers, trustees and other purchasers of our shares described above will be expected to hold their shares purchased as shareholders for investment and not with a view towards resale. In addition, shares purchased by our dealer manager or its affiliates will not be entitled to vote on any matter presented to the shareholders for a vote relating to the removal of our advisor or any transaction between us and any of our trustees, our advisor entities or any of their respective affiliates. No trustee, officer or advisor or any affiliate may own more than 9.8% in value of the aggregate of our outstanding shares or more than 9.8% in number or value, whichever is more restrictive, of the aggregate of our outstanding common shares, unless exempted (prospectively or retroactively) by our board of trustees.

Our dealer manager may, at its sole discretion, enter into an agreement with a soliciting dealer participating in this offering, whereby such soliciting dealer may aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from such soliciting dealer. Additionally, our dealer manager may, at its sole discretion, aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from our dealer manager. Any reduction in selling commissions and marketing support fees would be prorated among the separate subscribers.

In connection with sales of certain minimum numbers of shares to a purchaser, volume discounts resulting in reductions in selling commissions payable with respect to such sales are available. Any such reduction will be credited by reducing the purchase price per share payable by the investor. The net proceeds to us will not be affected by volume discounts.

Item 33. Recent Sales of Unregistered Securities

In connection with our incorporation, we issued 3,000 common shares of beneficial interest to American Realty Capital Residential Advisors, LLC for $60,000 ($20 per share) in a private offering on November 13, 2013, and we issued 7,000 common shares of beneficial interest to UDF Holdings, L.P. for $140,000 ($20 per share) in a private offering on November 20, 2013. Such offerings were exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.

Item 34. Indemnification of Trustees and Officers

Maryland law permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our declaration of trust contains a provision that eliminates trustees’ and officers’ liability to the extent permitted by Maryland law and the NASAA REIT Guidelines.

Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted for directors and officers of Maryland corporations. The Maryland General Corporation Law (the MGCL) permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under the MGCL, a Maryland corporation also may not indemnify for an adverse judgment in a suit in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification even though the director or officer did not meet the prescribed standard of conduct. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed if it shall ultimately be determined that the standard of conduct was not met. It is the position of the Securities and Exchange Commission that indemnification of trustees and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

Our declaration of trust requires us to indemnify and advance expenses to our trustees, officers and advisor and our advisor’s affiliates and permits us to indemnify and advance expenses to our employees and agents to the extent permitted by Maryland law and the NASAA REIT Guidelines.

However, under our declaration of trust, we may not indemnify our trustees or our advisor and its affiliates for any liability or loss suffered by them or hold harmless our trustees or our advisor and its affiliates for any loss or liability suffered by us, unless all of the following conditions are met: (i) the person seeking indemnification has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (ii) the person seeking indemnification was acting on our behalf or performing services for us; (iii) such liability or loss was not the result of (A) negligence or misconduct in the case of non-independent trustees, our advisor or our advisor’s affiliates or (B) gross negligence or willful misconduct in the case of independent trustees; and (iv) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from the assets of our shareholders. Notwithstanding the foregoing, our trustees, our advisor and its affiliates and any persons acting as a broker-dealer may not be indemnified by us for any losses, liability or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the particular indemnitee; (ii) the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; and (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Our declaration of trust further provides that the advancement of funds to our trustees and our advisor and its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf by the person seeking indemnification; (ii) the person seeking the advance provides us with written affirmation of his good faith belief that he has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a shareholder or the legal action is initiated by a shareholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the person seeking the advance undertakes to repay the advanced funds to us together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification.

Prior to the commencement of the public offering of our shares, we will purchase and maintain insurance on behalf of all of our trustees and executive officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

Item 35. Treatment of Proceeds from Shares Being Registered

Not Applicable

Item 36. Financial Statements and Exhibits

(a) Financial Statements:  The list of the financial statements filed as part of this Registration Statement on Form S-11 is set forth on page F-1 herein.

(b) Exhibits:  The list of exhibits filed as part of this Registration Statement on Form S-11 is submitted in the Exhibit Index following the signature page herein.

Item 37. Undertakings

(a) We undertake to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b) We undertake (i) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment may be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (ii) that all post-effective amendments will comply with the applicable forms, rules and regulations of the Securities and Exchange Commission in effect at the time such post-effective amendments are filed; and (iii) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(c) We undertake to send to each shareholder, at least on an annual basis, a detailed statement of any transactions with the advisor or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the advisor or its affiliates, for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

(d) We undertake to file a sticker supplement pursuant to Rule 424(c) under the Securities Act during the distribution period describing each significant property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing shareholders. Each sticker supplement should disclose all compensation and fees received by the advisor and its affiliates in connection with any such acquisition. The post-effective amendment shall include audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X only for properties acquired during the distribution period.

(e) We undertake to file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, for each significant property acquired and to provide the information contained in such report to the shareholders at least once each quarter after the distribution period of the offering has ended.

(f) We undertake that, for the purposes of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B under the Securities Act or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(g) For the purpose of determining our liability under the Securities Act to any purchaser in the initial distribution of the securities, we undertake that in a primary offering of our securities pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of ours relating to the offering required to be filed pursuant to Rule 424 under the Securities Act; (ii) any free writing prospectus relating to the offering prepared by us or on our behalf or used or referred to by us; (iii) the portion of any other free writing prospectus relating to the offering containing material information about us or our securities provided by us or on our behalf; and (iv) any other communication that is an offer in the offering made by us to the purchaser.

(h) We undertake to provide to the shareholders the financial statements as required by Form 10-K for the first full fiscal year of our operations.

(i) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our trustees, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our trustees, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grapevine, State of Texas, on the    day of            , 2013.

UNITED DEVELOPMENT FUNDING INCOME FUND V

By:	Hollis M. Greenlaw Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the persons whose signature appears below appoints and constitutes each of Hollis M. Greenlaw and Cara D. Obert, his or her true and lawful attorney-in-fact and agent for him or her and in his or her name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to the within registration statement (as well as any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, together with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission and such other agencies, offices and persons as may be required by applicable law, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date
Hollis M. Greenlaw	Chief Executive Officer and Chairman of the Board of Trustees (Principal Executive Officer)	, 2013
Cara D. Obert	Chief Financial Officer and Treasurer (Principal Financial Officer)	, 2013
David A. Hanson	Chief Operating Officer and Chief Accounting Officer (Principal Accounting Officer)	, 2013
Edward M. Weil, Jr.	Trustee	, 2013
Phillip K. Marshall	Trustee	, 2013
Eustace W. Mita	Trustee	, 2013
Steven J. Finkle	Trustee	, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit
1.1	Form of Exclusive Dealer Manager Agreement by and between United Development Funding Income Fund V and Realty Capital Securities, LLC
1.2	Form of Soliciting Dealer Agreement of United Development Funding Income Fund V (included as Exhibit A to the Form of Exclusive Dealer Manager Agreement)
3.1	Declaration of Trust of United Development Funding Income Fund V
3.2	Bylaws of United Development Funding Income Fund V
4.1	Form of Subscription Agreement of United Development Funding Income Fund V (included as Exhibit B to the prospectus)
4.2	Distribution Reinvestment Plan of United Development Funding Income Fund V (included as Exhibit C to the prospectus)
4.3	Share Repurchase Program (incorporated by reference from the description under “Description of Shares — Share Repurchase Program” in the prospectus)
4.4	Form of Escrow Agreement among United Development Funding Income Fund V, Realty Capital Securities, LLC and LegacyTexas Bank
5.1*	Opinion of Venable LLP as to the legality of the shares being registered
8.1*	Opinion of Morris, Manning & Martin, LLP as to tax matters
10.1	Agreement of Limited Partnership of UDF V OP, L.P.
10.2	Form of Advisory Agreement by and among United Development Funding Income Fund V, UDF V OP, L.P. and American Realty Capital Residential Advisors, LLC
10.3*	Form of Allocation Policy Agreement by and among United Development Funding, L.P., United Development Funding II, L.P., United Development Funding III, L.P., United Development Funding IV, United Development Funding Land Opportunity Fund, L.P., United Development Funding Income Fund V, UMTH Land Development L.P. and UDFH Land Development, L.P.
21.1	Subsidiaries of United Development Funding Income Fund V
23.1*	Consent of Venable LLP (included in Exhibit 5.1)
23.2*	Consent of Morris, Manning & Martin, LLP (included in Exhibit 8.1)
23.3*	Consent of Whitley Penn LLP
24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment